Exhibit 1

Portugal Telecom

01	Macroeconomic environment	4
02	Regulatory background	18
03	Strategic profile	30
04	Research and development	39
05	Financial review	62
06	Business performance	72
07	Employees	85
08	Capital markets	87
09	Main events	95
10	Main risks and uncertainties	98
11	Outlook	111
12	Statement by the persons responsible	113
13	Activities of the Non-Executive Directors	115

Consolidated financial statements
Report and opinion of the Audit Committee
Statutory auditor’s report
Independent auditors’ report

Corporate governance report
Glossary
Board of Directors
Key figures
Additional information to shareholders

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment (Euro million)	Revenues
Residential	721
Personal	655
Enterprise	791
Wholesale and Other	393
Total	2,560

Telecommunications in Brazil (Oi) (a)

Customer segment	Revenues (R$million, 100%)
Residential	10,303
Personal	9,290
Enterprise	8,455
Other	375
Total	28,422

(a) This stake is accounted through the equity method.

Other telecommunications businesses

			Revenues (Euro million, 100%)
Unitel 25% (a)	> Angola	> Mobile		(b)
MTC 34% (a)	> Namibia	> Mobile	167
CVT 40% (a)	> Cape Verde	> Wireline, mobile	70
Timor Telecom 44%	> East Timor	> Wireline, mobile	47
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	13

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) This stake is accounted through the equity method.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%]

01

Macroeconomic environment

1. International economic background

The financial crisis began nearly five years ago and its effects continue to be visible in the financial markets and in the real economy. Global economic growth remains weak and there is still some degree of uncertainty. In 2013 the world’s economy continued to slowdown as emerging market economies faced declining growth and tighter global financial conditions. Eurozone GDP declined for the second year due to the continued restrictive fiscal policies and deleveraging of the private sector in the main developed economies coupled with the unsolved sovereign debt crisis in the Eurozone. The United States observed several quarters of solid private demand although public sector demand has been pushing in the opposite direction. America’s economy faster than expected growth in the third quarter raised concerns that the Federal Reserve (Fed) could start to phase out its quantitative easing programme, which indeed was announced in December 2013. The Chinese economy accelerated its pace from the second to the third quarter driven by stronger demand within China and overseas, which implies its efforts to stimulate the economy and domestic demand are delivering results. Nevertheless, there is an increased concern that its economy will grow slowly over the medium term than in the recent past as China is aiming for a more sustainable growth, instead of having an economy fuelled by credit. The core economies of Europe show some signs of recovery although southern periphery countries are still struggling. Increased exports and competitiveness are not strong enough to offset low internal demand. In both cases, there is lingering uncertainty about bank’s balance sheets, with Europe scheduling new tests to assess their assets quality.

GDP Growth (%)

Source: World Economic Outlook, IMF, October 2013

Financial market conditions have improved over the past year, reflecting progress towards fiscal sustainability in the Eurozone. In 2H13, economic recovery was visible in the Eurozone with some economies coming out of the recession and Ireland’s exit of the bailout programme. This improvement occurred despite the Cyprus rescue package, elections in several economies, concerns about a potential banking crisis in Slovenia, and an extended period of very slow or negative growth. There were three main events in 2013 which unsettled confidence and market stability: (1) increased concerns about developments in some emerging market economies; (2) discussion in May regarding the tapering of asset purchases by the U.S. Federal Reserve, and (3)

the U.S potentially catastrophic crisis associated with its legislative ceiling on federal government debt. Europe’s policy setters and the ECB are trying to stimulate and support growth while advancing with the structural reforms and adjustments that need to be done. As a result, there were several initiatives put in place to stimulate Europe’s economy, such as: (1) the maintenance of ECB’s bond buying programme, which helped to secure financing needs of the banking sector, and the European Stability Mechanism (ESM), which is an important component of the comprehensive EU strategy designed to preserve financial stability within the Eurozone; (2) the decision by the ECB to cut its benchmark rate to 0.25%, an historical minimum, in an attempt to arrest a slump in inflation that has threatened to stop the Eurozone’s fragile economic recovery, and (3) the creation of a single supervisory mechanism for the oversight of banks and other credit institutions, thus establishing one of the main elements of Europe’s banking union.

Bond spread vs. Bund — Selected Economies

(Basis points)

Source: Bloomberg

The Southern European indexes were pressured in 1H13 due to Cyprus bailout which damaged investor confidence in the region. Notwithstanding, the conditions in global financial markets eased significantly since July 2013, reflecting substantial progress to improve fiscal sustainability and mutual support mechanisms in the European Union, leading European equity indexes to show significant gains: FOOTSIE: +14.4%, PSI20: +16.0%, CAC40: +18.0% and DAX: +25.5%. The US markets continued to show strong gains, as they benefited from a more expansionary monetary policy by the Federal Reserve: Dow Jones: 26.5%, SPX: +29.6%, and Nasdaq: +38.3%. The weaker economic growth in China and the deterioration of the Brazilian fiscal scenario, low economic growth and inflationary pressures kept investors away from those stock markets, resulting in declining equity markets: Shanghai Composite -6.75% and Bovespa -15.5%.

Performance of major stock market indexes in 2013

Source: Bloomberg

The Brent oil price per barrel stayed broadly flat throughout 2013, decreasing 0.3% when compared to the price observed at the end of 2012, to USD 110.8.

Source: Bloomberg

Source: Bloomberg

1.1. United States

In 2013, the U.S. government has implemented a structural budget tightening worth more than 3% of GDP. The ongoing fiscal contraction and low consumer and business confidence have been creating strong headwinds. The U.S. economy is expected to grow 1.9%(1) in 2013, slowing down from the 2.8% registered in 2012, as a weaker-than-expected first half of the year was followed by the political crisis in autumn that led to the government shutdown. This increased risk of a default weighted on the growth of the last quarter of the year. The U.S. Congress took an important step ending the partial shutdown of the federal government and lifting the debt ceiling, which enabled the government to continue its operations without disturbance for the next few months. The debt ceiling was lifted until February 2014 while much needed funding to keep the U.S. government running was authorised only through mid January 2014, fuelling continued uncertainty about government spending plans. In December, the Federal Reserve stated that the economy was healthy enough to begin cutting the steady flow of stimulus it had been supplying and announced it would be cutting its historic USD 85 billion a month programme by 2014, beggining with a cut of USD 10 billion per month in January.

Source: Bloomberg

(1)  IMF estimates in October 2013 World Economic Outlook.

Although growth in the United States remains tepid amid strong fiscal consolidation, improved conditions bode well for a gradual acceleration in growth. U.S. exporters gained momentum in 2013 as they benefited from the appreciation of the euro against the dollar throughout 2013. The labour market continued showing signs of improvement with the unemployment rate declining to an estimated 7.6%(2) in 2013. Annual inflation is expected to end the year below the 2% target set by the US monetary authority, at 1.4%.

1.2. Economic and monetary union — Eurozone

Following the double-dip recession lasting a year and a half, the Eurozone began to improve in 2013 but at a slow pace, barely perceptible. Unemployment remained very high, particularly in the youth segment, and social and political tensions are not helping the reform momentum in the Eurozone. The annual GDP is expected to decline 0.4%(3) in 2013, a feeble recovery from the 0.6% declined registered in the previous year. The Eurozone may be showing signs of recovery since Mario Draghi made his “whatever-it-takes” pledge to save the euro, in the summer of 2012, but several headwinds remain, including persistently weak demand as the public and private sectors continue to deleverage, high unemployment, particularly in the youth segment, depressed labor markets, persistent weak investment and lingering tight credit conditions, which are holding back investment that is necessary for a sustained economic recovery in growth and employment. European countries responded to the continued sovereign debt crisis with: (1) bailouts, as Cyprus Euro 10 billion bailout deal included the closure of the island’s second largest bank Laiki, a 47.5% haircut on deposits above Euro 100,000 at the main lender, the Bank of Cyprus, and tough austerity measures; (2) expansionary monetary policy, with the ECB cutting the benchmark interest rate to an historical minimum of 0.25%, and (3) continued austerity measures, which had a big impact on the European population and economy. The unemployment rate rose throughout 2013 and is expected to stay at 12.3%(4), which makes it paramount for governments to make corrective efforts to keep the crisis from worsening. Moreover, inflation remains below the ECB’s medium term objective, raising concerns about underlying deflationary trends.

GDP Growth (%)

Source: World Economic Outlook,IMF, October 2013

Exports from Europe’s leading economies were penalised by the strong Euro. While some members of the ECB’s governing council opened the door to QE and a negative deposit rate to force down the Euro, a German-led bloc

(2),(3),(4) IMF estimates in October 2013 World Economic Outlook.

remained adamantly opposed to such steps and to the European monetary authority (ECB-European Central Bank) decision to decrease the reference interest rate to its historical minimum of 0.25%, in order to tackle the Eurozone deflationary risks and promote much needed growth. The deceleration in energy and food prices and, to a lesser extent, the impact on prices of the prolonged weakness in economic activity was reflected in the annual inflation rate, which is expected to stay at 1.5%(5) in 2013. Furthermore, the appreciation of the Euro in effective terms has mitigated external inflationary pressures. According to the ECB, underlying price pressures in the Eurozone should remain low in the medium term.

Source: Bloomberg

In 2013 the Euro strengthened against the US Dollar, appreciating 4.5% against the dollar, to 1.3789 Euro/USD. For most of the year, currency trading revolved around the Federal Reserve’s anticipated step-back in monetary easing, which grew more likely as U.S. economic data improved and at its December meeting, the Fed announced it would reduce its monthly asset purchases to USD75 billion in January from USD85 billion.

Source: Bloomberg

(5) IMF estimates in October 2013 World Economic Outlook.

2. Economic activity in PT’s main geographies

2.1. Portugal

Against the background of on-going fiscal consolidation, in 2013 the Portuguese economy tightened for its third year by 1.4%, above the 1.8% forecasted and improving from the 3.2% decline registered in 2012. Portugal estimates were revised upwards for 2013-2014 which confirms the consistent improvement in economic indicators. The ongoing implementation of austerity measures led Portugal to be perceived as a country committed to the adjustment programme, reflected in the relative stabilisation of perceived country risk. In March 2013, Portugal was able to negotiate with the troika of international lenders, European Commission, European Central Bank and IMF, its deficit targets to avoid plunging deeper into recession and further unemployment. The troika agreed to give Portugal one more year, until 2015, to carry out large spending cuts of Euro 4 billion and to meet its 3% deficit target, as the country was struggling to meet its projected deficit target of 2.5% in 2014. In 2013, Portugal was able to exchange two bonds maturing in 2014, with repayments of Euro 837 million in June 2014 and Euro 1.64 billion due in October 2014 and Euro 4.16 billion due in October 2015, for debt due in October 2017 and June 2018, which will reduce Portugal debt burden in the next two years. In 2013, the EFSF extended Portugal and Ireland’s average weighted maturity for all loans by up to seven years.

In 2013, Portugal returned to the long-term debt market for the first time since being bailed out in 2011, raising Euro 3 billion in 10 year bonds, with a yield of 5.7%. The resignation of two key ministers in Portugal’s coalition government in July, which drove the country to the edge of an economic and political crisis and the rejection of Portugal’s proposal for softer fiscal targets by the Euro group in September, drove the Portuguese yields to reach its yearly maximum. As global conditions improved and domestic demand picked up, Portugal began to recover and in the 3Q13 registered the second consecutive quarter of growth, exiting the recession and leading to a stabilisation of the country’s yields and spreads. Exports’ performance is being the main driver of the present improvement of the Portuguese economy, achieving equilibrium of the coverage ratio of goods and services (exports/imports). 2013 has seen a slight improvement in financing conditions, which, however, remain tight. The declining banks’ financing costs and their improved liquidity position resulted in a slight narrowing of spreads. In 2013, the average rate of the Portuguese Consumer Price Index (CPI) was 0.3%.

Portugal’s government has been implementing the measures agreed as part of the Euro 78 billion financial support package signed with the European Union / European Commission (EU/EC), the European Central Bank (ECB), and the International Monetary Fund (IMF). This financial adjustment programme began to be implemented in May 2011, having already been the subject of ten(7) favourable reviews by creditor officers. According to the IMF, the programme is broadly on track and further signs of recovery have emerged. Portugal’s budget deficit was revised to 5.5% of GDP in 2013 (up from 4.5%), 4.0% of GDP in 2014 (up from 2.5%) and 2.5% of GDP in 2015 (up from 1.9%). The relaxation of the budget targets came mainly to partially accommodate lower fiscal revenues and higher social transfers, stemming from a deeper recession than initially envisaged. In spite of the challenges in meeting the deficit targets, the commitment for fiscal consolidation has been very clear. The privatisation programme has generated revenues of more than Euro 6.4 billion, already above the initial expectations of Euro 5 billion.

(7) The tenth quarterly review of Portugal’s economic program by the EC, ECB and IMF took place between 4 and 16 December.

2.2. Brazil

In 2013, the Brazilian economy is expected to grow by 2.3%(8), with a solid consumer market as the country continues to work with near-full employment. Brazil continues to exhibit favourable conditions in the labour market, recording an annual unemployment rate of 4.6% in November 2013. The exchange rate continued to contribute positively to the performance of the economy, since the intervention of the Ministry of Finance and the Central Bank of Brazil (BCB) was responsible for the stabilisation registered against the Dollar. Brazil’s central bank announced a likely slowdown in the pace of currency intervention next year, in order to take advantage of an upbeat market reaction to U.S. policymakers’ decision to cut back on monetary stimulus.

Source: World Economic Outlook,IMF

Source: Bloomberg

Inflationary pressures continued throughout 2013, with the official inflation rate closing at 5.9% below the government’s target ceiling of 6.5% but higher than anticipated by the market. In October, Brazil’s federal government posted the widest primary budget deficit in almost five years, increasing the probability of seeing

(8) IMF estimates in October 2013 World Economic Outlook.

its credit rating downgraded. Brazil’s Central Bank raised its key interest rate, from 9.5% to 10%, extending the world’s biggest tightening cycle as a weaker currency and widening budget deficit spur inflation pressures.

Source: Bloomberg

Source: Bloomberg

2.3. Africa

African economies, which had rebounded quickly following the slowdown caused by the global recession, are now recording an ease in the growth momentum in those countries with strong links to global markets and also in those where political and social tensions have increased. Growth main drivers were oil production, mining, agriculture, services and domestic demand, which mitigated the adverse effects from global turbulences. Africa’s average growth of gross domestic product is likely to amount to 4.8%(9) in 2013, due to the return of oil production in Lybia. Excluding this effect, Africa’s gross domestic product should reach 4.5% in 2013.

2.3.1. Angola

In 2013, Angola’s economy rebounded strongly after experiencing slow growth due to the financial crisis and oil. Angola’s growth, which is expected to reach 5.6%(10) in 2013, will be driven by a combination of continued expansion in the oil and gas sector (with Angola consolidating its position as one of the largest oil producers in

(9),(10) IMF estimates in October 2013 World Economic Outlook.

Africa), and a public expenditure programme designed to encourage economic diversification. Angolan authorities have indicated that monetary policy in 2013 would be conducted to accommodate the budget execution, which foresees a fiscal deficit of 3.4% of GDP and ensure price stability. Angola’s monetary policy committee, inaugurated in October 2011, lowered the benchmark interest rate to 9.25% in 2013 in an effort to stimulate greater access to credit to the economy given that inflation has maintained a downward trajectory. Inflation is expected to reach 9.2%(11) in 2013 and continue to fall in 2014. The government created the Sovereign Wealth Fund (SWF) to help protect the economy from volatile oil prices and ensuring sustainability in the management of oil revenues.

The Stand-By Arrangement programme helped the country to regain macroeconomic stability, achieve an improved fiscal position, more comfortable level of international reserves, a stable exchange rate and lower inflation, although it continues to face massive developmental policy challenges, such as the reduction of the dependency on oil, diversification of the economy, and improvement of the living conditions of the population.

Source: World Economic Outlook,IMF

The Kwanza maintained a smooth depreciation trend of less than 2% against the USD, with the exchange rate standing at USD 1: AOA 97.6 at the end of 2013.

(11) Estimativa FMI, World Economic Outlook, outubro 2013.

Source: Bloomberg

2.3.2. Namibia

Namibian economy is expected to moderate its growth in 2013 to 4.4%(12), reflecting weak global demand for exports and falling commodity prices coupled with the worst drought in 14 years, which more than offset the solid growth in the non-mineral sector. Namibia’s inflation rate has been decreasing through 2013 and is expected to reach 6.4%(13).

Source: World Economic Outlook,IMF

The IMF said the authorities’ took a step in the right direction with its increasing emphasis on efficiency and innovation, underpinned by greater private sector development.

2.3.3. Cape Verde

In 2013, Cape Verde’s growth is expected to remain modest due to the difficult external environment notwisthanding new large public investments which are expected to provide support to domestic demand. The country’s lack of non-renewable natural resources and poor conditions for agriculture keep it highly vulnerable to external shocks. GDP growth is estimated to have slowed to about 1.5%(14) in 2013 (down from 2.5% in 2012), reflecting the negative external environment due to the adverse and yet to be resolved European economic and financial conditions. Consumer price inflation remained under control, falling to 2.2%(15) in 2013 (end of period) as monetary policy remains tight.

(12),(13),(14),(15) IMF estimates in October 2013 World Economic Outlook.

Source: World Economic Outlook,IMF

Monetary policy is constrained by the need to maintain the Cape Verde Escudo (CVE) currency peg to the Euro.

Measures to reduce inflation and stabilise foreign-exchange reserves have been in place since 2011.

2.3.3. São Tomé & Príncipe

São Tomé & Príncipe’s economy is gradually recovering after a marked slowdown in 2009 that reflected a decline in foreign direct investment as a result of the global financial crisis. In 2013, GDP is estimated to have grown 4.5%(16) as externally financed projects helped drive activities in construction, trade, tourism, and agriculture and exploratory drilling for oil continues, coupled with a positive performance in foreign direct investment. Inflation is expected to reach 8.6%(17) in 2013.

The exchange rate is pegged against the Euro since January 2010.

(16),(17) IMF estimates in October 2013 World Economic Outlook.

Source: World Economic Outlook,IMF

2.4. Other geographies

2.4.1. East Timor (Timor-Leste)

In 2013, growth is estimated to have remained strong at about 8.1%(18) on the back of government spending. On the strength of its oil-wealth, the economy has achieved real growth of approximately 10% per year for the last several years, among the highest sustained growth rates in the world. Inflation in East-Timor is expected to remain high, at 10.6%(19), due to higher food costs and transport prices notwithstanding public expenditure running below budget and declining international food prices.

Spurring private sector development by creating a business-friendly environment remains a priority to deepen the economy and mitigate its heavy reliance on government spending funded by petroleum revenue.

Source: World Economic Outlook,IMF

(18),(19) Estimativa FMI, World Economic Outlook, outubro 2013.

02

Regulatory background

Portugal

Digital Terrestrial Television. PT Comunicações, S.A. (PT Comunicações) has carried out its activity within the DTT context, having fulfilled all obligations imposed under the licence awarded by ANACOM and successfully concluded the process of channel update, in accordance with ANACOM’s determination of 4 April 2011, wherein ANACOM approved the final decision regarding the switch of channel 67 (838-846MHz) consigned to PT Comunicações for the mainland, by channel 56 (750-758MHz), within the scope of provision of the digital terrestrial television service (DTT).

PT Comunicações is still expecting the publication of the criteria, by means of a governmental ordinance, for compensation of the costs it has incurred within the process of the aforementioned channel switch associated with MUX A.

On 24 March 2011, ANACOM issued a decision regarding the grant of subsidies for the purchase of DTT equipments by citizens with special needs, population groups with low income and institutions with a certain social relevance. PT Comunicações has granted subsidies in accordance with this decision, which, after two extensions, was in force until 26 April 2013.

On 31 March 2011, ANACOM approved the Information and Promotion Plan to be implemented by PT Comunicações within the scope of the DTT obligations. PT Comunicações has carried out the television campaigns it was bound to (ceased in November 2011), which was followed by the television campaign promoted by ANACOM, aired until the analogue swith-off.

On 7 April 2011, ANACOM decided on the definition of reimbursement procedures for the costs of instalation and equipments incurred by populations covered by complementary means (DTH), envisaging to ensure equality of access to DTT by populations covered either by DTT and DTH. PT Comunicações is also complying with this decision, and shall continue to do so until the term of the Licence it was granted.

On 23 March 2012, ANACOM aproved the adoption and implementation of an additional instalation subsidy for digital television reception, aimed at beneficiaries of the subsidisation programme, namely families whose applicant is 65 years or older and that are in a situation of social isolation for conjunctural or structural reasons. This decision was also in force until 26 April 2013.

Directories Services. On 18 April 2013, ANACOM approved its final decision on the rules for the use of 18xy numbers of the National Numbering Plan for directories services — other directories. On 15 May, Regulation 169/2013, containing said rules, was published. The rules were determined by the regulator given the need to reassess the conditions of use of directories numbers 18xy, specially pondering its social utility.

Thus, under the new regulation:

•                  18xy numbers may be used to provide general directories services providing information in respect of national telephone services subscribers (names, addresses and telephone or fax, or relevant e-contacts)

•                  On a complementary level, undertakings may offer specific services using said numbering range, duly identified and characterized in the regulation — timetables information, information on shows, support to the choice of goods, services or itenararies, proximity information, diverse content of general public interest, booking services;

•                  The retail price for provision of the services is determined, which may be reviewed whenever market conditions so determine;

•                  Undertakings with rights of use of 18xy numbers are obligated to publish and divulge, by adequate means and including online, the services provided using said numbers, respective prices and other conditions.

In its decision of 18 April, ANACOM granted a period of 30 business days for undertakings providing said services to adapt their offers to the new rules.

Wholesale market for voice call termination on publicly available telephone networks provided at a fixed location. On 7 March 2013, ANACOM launched a public consultation regarding the draft decision on the wholesale market for voice call termination on individual public telephone networks provided at a fixed location, under which it proposed to set fixed termination rates (FTR) at Euro 0.001091, corresponding to the average FTR of the countries that had already defined their call termination rates at a fixed location based on the “pure” LRIC cost models recommended by EC.

On 12 July 2013, ANACOM notified the EC of a draft decision on the same lines as the draft decision that it submitted to a public consultation in March, but proposing therein an average termination rate of Euro 0.001114, which resulted from an update to the benchmark. In addition to defining prices, the draft decision also established the imposition to PT Comunicações of an obligation to submit, within 12 months, a proposal for access and IP interconnection.

However, on 14 August, ANACOM decided to withdraw its draft decision as a consequence of the serious doubts raised by the EC, particularly regarding the inexistence of a symmetric obligation of IP interconnection. Having taken into consideration the EC comments, on 27 August ANACOM imposed provisional and urgent measures that determined the maximum average prices to be applied by the operators designated as having significant market power:

•                  On 1 October 2013: Euro 0.1114 cents per minute (the prices to be applied by PT Comunicações in the three interconnection levels were calculated taking into account the weight of traffic in each level, so that, globally, this average price is reached);

•                  From 1 July 2014: price that will be set using the pure LRIC cost model.

Some operators interpreted this decision in different ways, recreating situations of tariff asymmetry, which led ANACOM, on 27 November, to adopt new and urgent provisional measures, with effect from 1 December, clarifying that if operators choose to define a simplified tariff with only one price level, said price cannot be higher than the average reference price, and that if they choose a structured tariff, with various levels of interconnection, they must provide a local interconnection price level, so that it is possible to deliver on that level the termination traffic to all customers of the operator.

On 29 November 2013, ANACOM launched a public consultation concerning the methodological definition regarding the development and implementation of a cost model for fixed termination, which occurred until 15 January 2014. This consultation will be followed by another consultation, to take place during the first quarter of 2014, about the practical implementation of the costing model. During the first quarter of 2014, it is also expected that ANACOM will launch a new consultation on the review of relevant market 3, this time including a (symmetric) obligation to ensure IP interconnection.

Public Consultation on Relevant Markets 4 & 5. On 6 February 2012, ANACOM approved the draft decision concerning the definition of the markets of wholesale (physical) network infrastructure access (RM4/2007) and  wholesale broadband access (RM5/2007), evaluation of significant market power (SMP) and the imposition, maintenance, modification or suppression of regulatory obligations.

In line with its 2009 decision, in this draft decision ANACOM proposes to maintain the national scope of RM4 and the geographic segmentation of RM5, which is divided in Non Competitive Areas and Competitive Areas (the latter unregulated), PT maintaining its SMP in RM4 and RM5-NC.

Within the access obligations in the market of wholesale (physical) network infrastructure access, in addition to the obligation to grant unbundled access to copper loops and subloops and to ducts and poles at national level, ANACOM intends to impose a geographical differentiated obligation to grant virtual access to optical fibre (advanced bitstream): this obligation would not be imposed in 17 municipalities, which are considered to have conditions for other operators to invest in fibre.

According to the draft decision, PT would also be obligated to demonstrate to ANACOM that the difference between its retail prices and the prices of the wholesale offers made available to other operators does not result in a margin squeeze.

However, the process was not completed, as a result of the changes that have, in the meantime taken place in the domestic market (merger between Zon and Optimus and investments initiated by Vodafone and Altice, expanding their fibre networks) and of the EC recommendation regarding NGA non-discrimination and costing methodologies which was published in September 2013. A new ANACOM consultation on markets 4 and 5 is expected in the first quarter of 2014, already having into consideration the developments that took place in the market and with the regulatory framework.

Spectrum. Following the multiband auction for granting rights of use of frequencies in the 450 MHz, 800 MHz, 900 MHz, 1800 GHz, 2.1 GHz and 2.6 GHz bands, ANACOM approved, on 22 august 2013, a decision specifying the geographic component of the coverage obligations in the 800MHz frequency band. In this decision, ANACOM identified the parishes upon which fall the minimum mobile broadband coverage obligations of the three operators and which are part of the Licence granted.

Cost Accountig System (CAS) Following ANACOM’s decisions issued on 18 and on 28 January 2013, regarding a set of determinations and recommendations concerning the improvement of PT Comunicações’ CAS and the reformulation and resubmission of the results of the CAS for 2007, on 8 February and on 15 February PT Comunicações sent the reformulated results of the CAS for 2007 to ANACOM.

On 8 April, ANACOM transmitted to PT Comunicações that, following the conclusions of the external auditing process to the CAS for the fiscal years of 2008 and 2009, its board of administration had approved a set of determinations and recommendations concerning the improvement of PT Comunicações CAS for those years, and that the company should present the corresponding reformulated results. On 30 April and on 6 May PT Comunicações sent the required information to ANACOM.

On 15 May and on 19 July (following a meeting between ANACOM and PT Comunicações, which took place on 26 June), PT Comunicações addressed letters to the Regulator requesting the definition of the methodology for the calculation of the weighted average cost of capital (WACC) from the fiscal year of 2012, and presented some considerations concerning the methodology used by the Regulatory Authority for the years 2009-2011, and several suggestions in order to improve this methodology.

On 6 June 2013, ANACOM declared the conformity of PT Comunicações’ CAS for the exercises of 2008 and 2009 with the applicable regulatory dispositions, and approved also determinations and recommendations concerning the improvement of the CAS.

On 1 August, ANACOM announced the launch of a public consultation aiming the adoption of a new methodology for the calculation of PT Comunicações WACC, as of the fiscal year 2012. Comments to the draft decision were received until 3 September.

In its letter of 29 August, ANACOM informed PT Comunicações of the schedules for the auditing processes to the CAS and the Net Costs of the Universal Service (NCUS) for the years 2010 to 2012, as well as for the works concerning the revision of the CAS.

On 2, 16 and 30 September and on 1 October 2013, PT Comunicações submitted to ANACOM the successive submissions of the results of the CAS for the year 2012.

On 18 October 2013, ANACOM approved the final draft decision concerning the methodology for the calculation of PT Comunicações’ WACC applicable from 2012. The approval of the final decision took place on 5 December.

Compensation for the negative operating margins of the mandatory services. By resolution of the Council of Ministers of 10 January 2013, the Portuguese Government determined that the maritime mobile service should cease to be provided as a service of public interest from 30 April 2013. After informing the subscribers of this service in due advance (minimum of 3 months), PT Comunicações proceeded to the termination of the service in the date set.

On 8 April, ANACOM notified PT Comunicações on the approval of the final decision concerning the reformulated results of the operational margins of fixed telex service, telegram service, broadcasting and distribution service of telecommunications and broadcasting signal and maritime mobile service for 2007, the corresponding notification was sent by ANACOM to the General Inspection of Finance.

On 7 June, ANACOM notified PT Comunicações that it had approved the final decisions concerning the reformulated results of the operational margins of telex service, telegram service, distribution of terrestrial television signal and maritime mobile service for 2008 and 2009; the corresponding notification was sent by ANACOM to the General Inspection of Finance.

Pursuant to the Resolution of the Council of Ministers published on 18 October 2013, fixed telex service, fixed switched data transmission service and telegraph service (telegrams) will no longer have the nature of public services as of 31 January 2014, thus terminating PT Comunicações’ legal obligation to assure their provision. The customers of the first two services were informed in due time (3 months in advance) of the corresponding discontinuation. PT Comunicações opted commercially to continue the provision of fixed telegraph service from 1 February 2014, according to the conditions set out in its commercial offer.

On 9 December, PT Comunicações submitted to ANACOM information on the operational margins of the telex, telegram and maritime mobile services, for 2012. The beginning of the auditing process to the information presented by PT Comunicações for 2010 and 2011 is still awaited.

Currently, there is a proceeding with the arbitral court, convened by PT in 2012, which opposes PT to the Portuguese State (General Inspection of Finance) regarding the view expressed by the latter on the subject of negative operational margins of the mandatory services in 2006. According to the General Inspection of Finances, the negative margin should be compensated after deduction of the positive margins that some of the required services may eventually present.

Meanwhile, on 28 October 2013, an Agreement on the Revocation of the Concession Agreement was entered into by the Portuguese State and PT Comunicações.

Settlement and collection of regulatory fees. On 1 July , PT Comunicações and MEO (previously named TMN) submitted to ANACOM the corresponding declarations of relevant profits for purposes of calculating the amount of the fees owed for the exercise of the activity of supplier of networks and electronic telecommunication services in the year 2013.

On 11 July, ANACOM approved the report concerning its administrative costs and the amount resulting from the collection of the fees owed by the suppliers of networks and electronic telecommunication services for 2012. It was also decided the reimbursement to the suppliers of networks and electronic telecommunication services of a total amount of Euro 334,316.04, concerning 2012, and Euro 22,426.21, pertaining a correction for year 2011. From this last correction resulted the setting of a contributory percentage of 0.5505% for 2011. For 2012, the contributory percentage was set at 0.5475%.

On 25 July, ANACOM determined a value of administrative costs, to be considered for purposes of the settlement of the fees owed for the exercise of the activity of supplier of networks and electronic telecommunication services of Euro 24,478,856 in 2013.

On 1 October, responding to a request by ANACOM, PT Comunicações submitted to the Regulatory Authority the revised declarations of the relevant profits for years 2007 to 2009, following the adjustments resulting from the auditing process and calculation of the final NCUS values for those three years.

On 18 October ANACOM approved the revision of the settlement of the fees owed for the exercise of the activity of provider of publicly available networks and electronic communications services for the years 2009 and 2010, following the correction of the value of PT Comunicações relevant revenues, according to the final values of the net costs of the universal service for the 2007 to 2009 exercises. The upwards revision of PT Comunicações relevant revenues resulted in an increase of the total amount of relevant revenues of the companies in “level 2”, with an impact in the value of the contributory percentages for 2009 and 2010, which was set in 0.4827% and 0.4908%, respectively.

On 24 October, ANACOM decided to conduct the preliminary hearing of PT Comunicações concerning the conclusions of the auditing process to the relevant revenues for 2012. On 7 November  PT Comunicações sent its comments to the Regulatory Authority.

On 31 October 2013, ANACOM approved the revision of the settlement of fees owed for the activity of provider of publicly available networks and electronic communications services, for 2011 and 2012. This decision followed the correction of the amount of relevant revenues of PT Comunicações resulting from the final values of the net costs of universal service for the years in question, submitted to ANACOM by PT Comunicações on 16 October, in accordance with Article 9, nr. 1 of Ordinance No. 1473-B/2008 of 17 December, revised by Administrative Rule No. 296-A/2013, of 2 October.

On 21 November, ANACOM approved the values to be considered in the formula for calculating the fees due for the activity of provider of publicly available networks and electronic communications services, having settled the value of the contributory percentage in 0.4880% for 2013.

Universal Service Tariffs. On 1 October 2013 PT Comunicações altered the price of voice calls terminating in other fixed providers (PT-OPS), under its base tariff plan, levelling it to the price of calls within its own network (PT-PT). This change reflected the new fixed termination prices from 1 October 2013.

Net Cost of the Universal Service (NCUS).  On 19 February PT Comunicações submitted to ANACOM the revised versions of the model for the determination of the NCUS for 2007 to 2009, reflecting various changes and corrections following the respective auditing process.

On 11 April, the draft decision on the results of the audit to the NCUS of  PT comunicações for the years 2007 to 2009 was approved. On 22 May PT Comunicações sent its comments to the Regulatory Authority.

Following the ANACOM decision of 20 June, regarding the approval of the final decision on the 2007 to 2009 results of the audit to the NCUS, PT Comunicações resubmited the corresponding revised figures on 28 June.

On 1 August, ANACOM approved the draft decision on the final results of the audit to NCUS resubmited by PT Comunicações for the years 2007 to 2009. This draft decision was submitted to prior hearing of the interested parties and public consultation; PT Comunicações submitted its comments by letter of 19 August.

Also on 19 August, and following the deliberation by ANACOM of 20 June regarding the decision on the results of the audit to NCUS for the years 2007 to 2009,  PT Comunicações sent to ANACOM new values for the NCUS in the years 2010 and 2011, according to the final methodology settled.

On 29 August, ANACOM informed PT Comunicações of the schedules for the auditing processes to the Cost Accounting System (CAS) and the NCUS for the years 2010 to 2012, and for the works concerning the revision of the CAS. On 9 September, PT Comunicações sent to the Regulatory Authority a letter with the contact persons to be involved in the auditing process and took the opportunity to make some comments and present a certain number of suggestions concerning these workstreams.

On 19 September, ANACOM approved the final decision on NCUS for the years to 2007 to 2009, having maintained the values presented on the draft decision.

According to Law 35/2012, which established the compensation fund for the universal service of electronic communications, for the financing of the NCUS, on 31 October PT Comunicaçóes submitted to ANACOM the calculation of the NCUS for 2012, taking into account the deliberations of the Regulatory Authority concerning the methodology of calculation of the NCUS and the recommendations made in the audit of the NCUS 2007-2009.

Designation of the Universal Service Providers. On 14 February 2012, ANACOM made its final decision concerning the Public Consultation on the process of  Designation of the Universal Service Provider(s) wich took place at the end of 2011 and issued its recomendations to the Government.

In Ordinance 318/2012, of 12 October, the Ministeries of Finance, Economy and Employment launched three tenders for the designation of the company(ies) to provide the Universal Service, in order to select one or more companies that the Portuguese State will hire for the provision (anywhere in the country, and to all users regardless of their geographical location) of:

•                  Connection to a public communications network at a fixed location and provision of publicly available telephone services through that connection (Tender 1);

•                  Publicly available telephones offer (Tender 2); and

•                  Comprehensive directory and a directory inquiry service (Tender 3).

The granting period for each of the services was set at five years, in a framework of technological neutrality.

The deadline for the submission of applications to the tenders for the purpose of pre-qualification, ended on 28 November 2012. Between 27 December 2012 and 3 January 2013 took place the preliminary hearing to the stakeholders on the draft qualification report. The final report was published on 2 February 2013, with the following results:

•                  PT Comunicações, Optimus, Zon and Vodafone qualified for Tender 1 and for Tender 2;

•                  PT Comunicações, Vodafone and Plurimarketing qualified for Tender 3.

The deadline for submission of proposals to each of the tenders ended on 15 March, being that:

•                  PT Comunicações, Optimus and ZON submitted proposals for tender 1;

•                  PT Comunicações submitted a proposal for tender 2;

•                  No proposals were submitted for tender 3.

On 18 April 2013 ANACOM published a preliminary report about the US tenders, with the following results:

•                  ZON and Optimus won tender 1;

•                  PT Comunicações won tender 2.

On 18 October 2013, the Government confirmed these results and determined the designation of Optimus and ZON as the universal service providers for the connection to a public communications network at a fixed location and the provision of publicly accessible telephony services, and PT Comunicações as the US provider for the provision of public payphones.

On 20 July 2013, the Government decided to start a direct adjustment procedure for the provision of a comprehensive directory and a directory inquiry service for a period of 12 months, with the possibility of such period to be extended for another 6 months. PT Comunicações was the only company to submit a proposal under this procedure, whereby the Government awarded it the provision of these services, on 7 November 2013.

Law on the Financing of the Universal Service. On 23 August, Law 35/2012 was published, creating the compensation fund of the universal service of electronic communications, foreseen in the Electronic Communications Law, and intended to finance the net costs associated to the provision of the Universal Service. Under this Law, ANACOM shall, in July 2014, identify which entities should contribute to the compensation of the NCUS from 2007 to 2009 and set the exact value of the corresponding extraordinary contribution.

Consumer. In December 2013, ANACOM launched, on its website, a tool that allows consumers to test the speed of their internet service. This tool is designated NET.Mede and ANACOM intends it to be the first phase towards the service verification and quality control of the fixed and mobile internet services actions sponsored by ANACOM.

Telecommunications Infrastructure in buildings. ITED Manual 3rd Edition. On 21 November 2013, ANACOM has approved the draft 3rd edition of the ITED Manual - Requirements and technical specifications of telecommunications infrastructure in buildings. According to ANACOM, the review of the ITED Manual stems from the need to respond to questions pertaining to the installation of inbuilding wiring, given the predominance of building redevelopment as opposed to new construction. It also addresses the need to solve problems, such as those related to cables on building facades, while simultaneously incorporating corresponding developments in European regulation and seeking to match expectations for a reduction in costs. The consultation was open for comments until January 6, 2014.

Cloud Computing. On 27 September 2012, the European Commission issued a communication on “Unleashing the Potential of Cloud Computing in Europe”, within the strategy pertaining to the implementation of the Digital Agenda. According to its communication, the EC aims at enabling and facilitating faster adoption of cloud computing throughout all sectors of the economy, which can cut ICT costs and boost productivity, growth and jobs.

In this communication, the EC puts forward a set of measures that, in its view, are key to promote cloud computing and ensure users rights. The EC stated that it would launch three cloud specific actions:

•                  Cutting through the Jungle of Standards

•                  Safe and Fair Contract Terms and Conditions

•                  Establishing a European Cloud Partnership to drive innovation and growth from the public sector

On 12 December 2012, the DG Justice organised a workshop on “Cloud Computing Contracts, which purpose was mainly to explore stakeholders’ experiences and views on cloud computing contracts with the Commission.

The commission and stakeholders discussed future possible developments of the market, issues relating to cloud computing contracts, based on existing practice, economic impact of these issues in cloud computing contracts and the possible ways forward, in the European area.

In September 2013, an Expert Group was set up to address cloud computing issues. It is expected that said group will issue some guidance on fair and balanced contract terms, possible ways to increase trust of costumers and users and to introduce more legal certainty among providers, costumers and users, particularly in terms of security (of the service and information stored) and protection of privacy, and how to ensure balance in order not to impair provision of said services.

Regulation of Cinema Law. Following the publication on 6 September, 2012 , of the Law nr. 55/2012 (Cinema Law), that establishes the State action principles in the promotion, development and protection of the art of cinema and cinematographic and audiovisual activities, which imposes obligations on television distributers and operators of video-on-demand services , two regulations of the Cinema Law were published.

Thus:

1)                 Decree-Law No. 9/2013 , of 24 January, foresees:

•              The obligation to reverse charge the annual fee for each subscription of television services by 1 July of the following year to which the data reported relates;

•              The obligation to provide ICA (Cinema and Audiovisual Institut) with the reports that were sent to ICP-ANACOM regarding the number of television services subscribers;

2)                 Decree-Law No. 124/2013, of 30 August, foresees:

•              The obligation to invest 1% of video-on-demand services revenues in film production and audiovisual ensured through an annual investment in national cinematographic works;

•              The obligation to report to ICA until 30 June of each year, the video-on-demand services revenues earned in the previous year;

•              The obligation to report to ICA until the 31 January of the following year to which the investment relates:

a.                   The title, type and gender of each creative national film work object of investment;

b.                   The identification of the independent producers and other author and neighbouring rights holders over such works;

c.                    The amount and type of investment made in each work;

d.                   The demonstration of the actual costs with the creation of an area devoted to national works and the loss of revenue by applying the conditions of remuneration of such rights holders foreseen in the Cinema Law (i.e. a 50% revenue share), subject to the demonstration that they are more disadvantaged in relation to the operator when compared with the agreed conditions with other content providers of the same type.

On 17 October 2013, PT was notified by ICA of the official settlement regarding the annual fee regarding the provision of Pay-TV services. On 2 January, the Portuguese Government has made public the intention to propose the Parliament some changes regarding the Cinema Law, namely: (i) the reduction of the annual fee regarding tv subscriptions to Euro 1.75 (to be increased up to a maximum of Euro 2 from 2020 on), and (ii) the transfer of funds from ANACOM to ICA in an amount which will be between 75% and 100% of the total annual fee mentioned in (i). PT has paid the annual fee regarding 2013. The above mentioned amendments were approved by the Parliament on 14 February 2014.

Value added services based on text message. Two acts amending the applicable rules to the value added services based on text message were published.

Therefore

1)                 Decree-Law No. 8/2013 , of 18 January, foresees that VAS can be provide not only by entities registered in Portugal as well , whitout the need to be registered in Portugal , by entities legally established in a Member State of the European Union or of the European Economic Area, subject to the compliance with the provisions of Articles 5 to 9-A of the VAS rules (e.g.: informing the commencement of the provision of services; asking for numbering for the provision of services; concluding support agreement; obligation to double-check , etc.). This act also amends the financial penalties related with contraventions in the provision of VAS (minimum of Euro 5,000 and maximum Euro 200,000, when before there was a minimum of Euro 14,963.90 and a maximum of Euro 49,879.80).

2)                 Law No. 42/2013, of 3 July, foresees:

•              That access to VAS shall no longer be blocked by default, except when dealing with services that require sending more than one message or sending messages periodically or continuously or services that have erotic or sexual content;

•              That the access to services involving sending more than one message or sending messages periodically or continuously shall not be blocked, provided the client has, before the entry into force of the Law, expressly and validly expressed, in written or in another durable mean, the willingness to access such services;

•              That customers can request the blocking of the access to VAS which access is not blocked by default.

Roaming. Regulation (UE) No. 531/2012 of the European Parliament and of the Council, of 13 June 2012, on roaming on public mobile communications networks within the Union (“Roaming III”) entered into force on 1 July 2012.

Roaming III covers a period of 10 years, between 1 July 2012 and 30 June 2022, and is more comprehensive than the two previous versions of the Regulation.

Beside price caps (subject to a glide path) in retail voice and SMS communications, and in wholesale voice, SMS and data communications, this version of the Regulation also features:

•                  Extension of transparency and consumer protection measures (bill-shock) beyond the EU territory;

•                  Aplication of a price cap to retail data roaming communications, from 1 July 2012;

•                  At wholesale level, operators must attend all reasonable requests for access, and must publish a reference offer no later than 1 January 2013;

•                  Decoupling of roaming services, no later than 1 July 2014.

On 1 July 1 2013 the new price-caps, valid until July 2014, entered into force:

•                  For voice calls , at retail level: Euro 0.24/min for outgoing calls and Euro 0.07/min for incoming calls . At wholesale level: Euro 0.10/min for incoming calls ;

•                  For outgoing SMS , Euro 0.08/min ( retail ) and Euro 0.02/min (wholesale);

•                  For data traffic: Euro 0.45/MB (retail) and Euro 0.15/MB (wholesale).

On 18 March 2013, BEREC published its guidelines on the interpretation and implementation of Roaming Regulation III, except with regard to Articles 3, 4 and 5 concerning the wholesale access and the separate sale of roaming services. Issues concerning wholesale access had already been object of specific guidelines, published on 27 September 2012, and the separate roaming services (single IMSI and LBO - Local break-out) sale was also object of specific guidance, published on 5 July 2013.

Public Consultation of the EC on the reduction of NGA roll-out costs. Between 27 April 2012 and 20 July 2012, a Public Consultation was held on the reduction of NGA roll-out costs, highlighting the need for more coordination, information and transparency between the different stakeholders.

According to the EC, 80% on the investment costs in NGA networks relate to the deployment of civil infrastructure, as is the case of trenching and laying of ducts, and up to 30% of these costs are due to inefficiencies. The EC is of the opinion that the NRAs and the Member-States may intervene at this level, making infrastructures sharing mandatory, including those of the utility companies.

The EC published the report on this public consultation on 22 November 2012. On 26 March 2013, the EC presented a draft Regulation with rules to reduce by 30% the cost of deploying high rate broadband networks.

On 28 November 2013, the ITRE Committee of the European Parliament proposed a number of amendments to the European Commission proposal, proposing that the measures to reduce the cost of broadband deployment should be addressed through an EU directive rather than a regulation, thus giving the Member-States more flexibility to adjust to specific local or national rules on this matter.

The negotiations between the Parliament and the Council will take place in early 2014 with the approval of the new directive being expected before the end of the current legislature (until May 2014).

EC Draft Recomendation on NGA Non Discrimination and Cost Models. On 5 December 2012, the EC sent to the BEREC the Draft Recommendation on the obligation of non-discrimination and cost accounting models, relating to NGA.

In general terms, the Draft Recommendation embodies the idea conveyed by Commissioner Kroes on July 2012, according to which the orientation of prices to costs in NGA may be relaxed in certain circumstances, in return for tighter control of non-discrimination at the wholesale level.

BEREC issued its opinion on this Draft Recommendation in March 2013, and suggested that the section of wholesale costing methodologies should be rewritten. According to BEREC, the Recommendation should not suggest a specific costing methodology but identify the fundamental principles to be respected. The EC did not take into account the opinion of BEREC in this matter and obtained, on 11 July 2013, the favourable opinion of COCOM (Communications Committee), enabling the final adoption of the Recommendation.

On 9 September 2013, the EC formally published the final recommendation on non-discrimination and NGA cost models, included in the presentation and proposal of the so called Digital Single Market package. The (non-binding) Recommendation aims at promoting investment and innovation in new network infrastructures, while ensuring effective competition. The Recommendation seeks (i) to ensure an effective level playing field through the application of stricter rules on non-discrimination, (ii) set predictable and stable prices for access to copper networks, (iii) and to increase regulatory certainty as to the circumstances that should lead to the non-imposition of regulated prices for wholesale access to next generation networks.

Connected Continent — European Commission’s proposal for a new Regulation on the “Digital Single Market”.  The EC presented, in September 2013, a Regulation proposal on the Digital Single Market, with the goal to stimulate the provision of cross-border European services and promote sustainable competition in the internal market and the EU’s global competitiveness. The draft regulation focus on matters as a single European authorisation for the provision of electronic communications services, convergence of regulatory remedies, standard services at EU level,  spectrum authorisation procedures harmonisation, net neutrality and transparency, international calls and mobile roaming, and consumer protection.

The EC intends this Regulation to be approved by the European Parliament (EP) in the Spring of 2014, although several dissonant positions have been expressed on several aspects of this proposal, namely by Committees of the EP. If approved, this regulation (immediately enforceable in the Member-States, without the need for transposition), is expected to have an adverse effect on PT’s businesses, namely due to price decreases and higher operational costs.

03

Strategic profile

Business context: changing habits driving connectivity and digitalisation

Global telecommunications sector

Consumer habits are changing. The surge of innovative players in the telecommunications, media and technology market coupled with the proliferation of more powerful devices and faster networks are changing consumer habits in a self-reinforcing cycle. As devices support new features and networks respond faster, consumers use technology more, and the sector claims a larger share of consumer’s time awake, thus also increasing the amount of data traveling on networks and being processed and stored in data centres. New generation networks are driving higher speeds at lower costs while the processing capacity of personal and professional devices has grown exponentially for the same price range. As a result, consumers are becoming multi-tasking and demanding virtual access to digital content everywhere on multiple devices, thus requiring both fast and reliable networks and larger virtual storage and processing capacity.

SOURCE: US Bureau of labor statistics; eMarketer, Oct 2012; McKinsey

As consumers evolve, so do companies need to transform their business models to be able to address new customer needs. As consumers become more digital, ecommerce becomes increasingly more relevant and internet-enabled communication models gain audience, attention and market share, telecommunication operators need to deliver integrated and simple communication solutions and flexible, scalable and secure cloud services. But the changes required by the digital consumer go beyond the product offering. Social networks, for example have grown exponentially in the last couple of years and are now playing a central role not only in how people relate to each other, but also on how they relate to businesses. Companies are finding that social networks are a perfect channel to communicate with their customers as they can be an efficient channel to provide both sales and service to digital consumers.

Network investment is critical. The increasing digitalisation of consumers and companies is leading to a surge in usage of heavy data services. This surge is generating a ‘data tsunami’ that is flooding communication networks around the globe, particularly in mobile networks, driven by the exponential growth of mobile video consumption. The global operators hit hardest by these trends have undertaken important measures to adapt the capacity of their networks structurally. This new paradigm of network scarcity places a significant premium in network investment as operators strive to enhance quality of experience for increasingly demanding customers who seek for: coverage, speed, reliability and security. Moreover, as bandwidth will also play a pivotal role in accelerated adoption of innovative services such as cloud, continued investment in the network is critical to sustain service innovation and differentiation.

SOURCE: Cisco Visual Networking Index

Proliferation of new access technologies. The development of new access technologies and networks continues to be an overriding trend across the sector, with operators announcing plans, trials and investments in Next Generation Access Networks (NGAN) namely fibre-to-the-home (FTTH) networks in the fixed network and Long Term Evolution (4G-LTE) in the mobile network. Both technologies combine the better of two worlds by offering more speed, lower latencies and higher reliability while simultaneously improving efficiency of data transmission, thus enabling significant cost reduction for operators.

Challenging context in mature markets. As operators strive to cope with network investments, the sector is facing a significant increase in competition in mature markets, not only from other operators but also from new players. The sector has witnessed a significant shift in revenue allocation, driven specially by the expansion of mobile applications and internet-based services. Telecom operators are coping with these challenges by searching for new sources of revenues and many are investing in adjacent services such as cloud-based offers or m-payment solutions to enable quick, easy and secure electronic transactions designed to increase customer satisfaction and lifetime value.

In the wireline market, traditional telcos are threatened by both cable and mobile operators. CableCos are placing a significant bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fibre solutions. On the other hand, 4G-LTE is being rolled-out at a global level, thus creating a high speed and low latency platform for mobile operators to compete on the residential arena. On the mobile market increased competition is further fuelled by regulators pushing for aggressive decreases in mobile termination rates, thus creating opportunities for aggressive offerings by attacker operators, including low-cost all-net bundles that dilute incumbent operators’ network externalities.

Emerging markets remain attractive as a growth engine. Emerging markets continue to appeal to telecommunication operators as they remain sources of scale and growth. Simultaneous growth in population and GDP per capita in emerging economies is driving the emergence of new consumers in the middle and upper classes. The new demand created has untapped potential in traditional telecom services, as the penetration of most services is yet to reach levels of mature markets.

Telecommunications sector in Portugal

Bundled offers paved the way to convergence. The Portuguese telecommunications market was already marked by a strong customer adherence to triple-play bundles, driven by the intrinsic value of pay-TV as an attractive entertainment alternative, with excellent quality of service (QoS) and with differentiated content enabled by set-top-boxes. The year of 2013 witnessed the introduction of quadruple-play offers in the market, allowing service providers to differentiate themselves and increase cross-selling beyond legacy offerings. Quadruple-play benefits businesses and consumers, allowing them to enjoy multiple services with a lower cost of ownership. As a result of its relentless and focused investment in pay-TV and bundled offers, PT has significantly improved its dynamics in voice and broadband, whilst being able to achieve triple-play leadership and reach 1.7 million quadruple-play RGUs in February 2014.

Competitive landscape. Convergence has taken its toll in the structure of the Portuguese telecommunications competitive landscape, with the entrance of a pure mobile player in the fixed market and with the announced consolidation of the largest cable operator with the third mobile operator, thus creating a new integrated telecom operator in Portugal. The new competitive landscape will further increase the focus on quadruple-play offers, but will also drive increased pricing pressure. The price-competition in quadruple play has already started to heat-up as the new player entered the fixed market with an irrational quadruple-play offer penalising the already challenged sector’s sources of revenue.

PT’s positioning: an innovative operator placing technology at the service of consumers and enterprises world-wide

PT is an international operator focused in three main geographies, Portugal, Brazil and Africa. In addition, PT also has an investment in Asia, namely in East Timor. PT serves more than 100 million customers worldwide.

In Portugal, PT is a customer-centric company focused on innovation and execution to deliver on the needs of the digital consumer. PT is organised along customer segments, promoting cross functional and cross-platform collaboration to deliver the best customer experience. PT aims to create value sustainably across customer segments in Portugal by leveraging on its unique assets, namely: (1) a unique set of engineering skills;  (2) the best convergent infrastructure encompassing next generation fixed and mobile networks and state-of-the art storage and processing capacity; (3) the largest customer franchise in Portugal, both in B2B and B2C; and (4) a broad ecosystem of strategic partnerships with leading global players, local innovative companies and research centres of excellence to maintain a technological edge and reach global relevance through innovation.

On the business-to-consumer market PT’s key priority will continue to be exploring the convergence opportunity, leveraging on distinctive fixed and mobile product offering to grow market share and cater to the needs of the Portuguese families: simplicity, convenience and value-for-money. On the business-to-business market, PT aims to leverage its leading position in telecommunication services to increase penetration of Cloud and IT/IS services, thus increasing the depth of our relationships with enterprise customers and share of wallet of ICT spending In order to achieve these goals, PT has invested in innovation to be able to offer the best technological solutions to all customers.

At the international level, PT is focused on improving the operational performance of its assets and on the sharing of best practices across the various businesses. In Brazil, PT aims to support the successful completion of the infrastructure and technological turnaround at Oi, leveraging on its technological expertise and on the track-record of successful execution by its management team in Portugal in order to capture a disproportionate share of the market upside.

In Africa and Timor, PT expects to sustain the current growth profile and profitability of the operations and pursue opportunities to expand PT’s professional management contracts. The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has built a relevant portfolio of international operations.

Strategic objectives. PT remains committed to operational, financial and strategic discipline, aiming to sustain value creation and focusing on its core business and core regions, Portugal, Brazil and Africa. PT established five new medium-term objectives: (1) grow customers in scale; (2) increase exposure to international operations; (3) lead consumer market in convergence and enterprise market in ICT; (4) become a reference in technology, customer experience and operational effectiveness  in the sector, and (5) be a reference in terms of sustainability.

Strategic alliance. In October 2013, was announced the business combination between PT, Oi and Oi holding companies into a single listed incorporated entity. This merger is a natural fulfilment of the industrial alliance established in 2010 with Oi, and creates a leading telecom operator led by Zeinal Bava as CEO, which will benefit from enhanced scale and a leading position in Portugal and in Brazil. The combined company will aim to achieve significant economies of scale, maximise operational synergies and add value for its shareholders, customers and employees. Specifically, PT expects that this combination will accelerate the implementation of strategic initiatives already underway, where PT and Oi have been sharing expertise and know-how in areas such as product development, customer care, engineering, operations and IT. This transaction was already approved by the Brazilian competition authority but is still underway as several steps prior to the final merger are yet to happen, such as regulatory approvals and corporate actions. In due time the transaction will be submitted to PT shareholders for their approval.

Portuguese operations

Consumer: Explore convergence to grow market share based on simplicity, convenience and value-for-money. PT’s core priority on the business-to-consumer segment is convergence, pursuing a strategic vision that goes back to the creation of PT Portugal, when PT started managing its fixed and mobile businesses in an integrated way.  In fact, in recent years PT invested in four areas in order to gain a position to be the natural leader of consumer convergence in Portugal, namely: (1) state-of-the-art network with integrated management of fixed and mobile platforms; (2) distinctive storage and processing capacity, leveraging on one of the most efficient data centres in Covilhã and a set of strategic partnerships to deliver the best cloud solutions and thus ensure a seamless experience across devices; (3) convergent customer touch points, with the integration of fixed and mobile stores under a unique concept and a single CRM software with a 360º customer vision, and (4) ecosystem of multi-platform apps, allowing customers to have access to TV on all devices and everywhere, through MeoGO!, unlimited music streaming, with Meo Music, and seamless access to personal contents on the cloud, with the offering of 16GB of free storage space in Meo Cloud.

The investment in technology and innovation has allowed PT to transform its offering with the launch of pay-TV in 2008 and triple and quadruple-play offers. In fact the transformation of a business with declining revenues into a sustainable growing business that has achieved triple-play leadership is a unique case in Europe. The year of 2013 marked the launch of PT’s pioneer convergent offering in Portugal, M4O, an innovative multi-SIM quadruple-play bundle with a value proposition of simplicity, convenience and value for money that won the Consumer choice for best quadruple-play service in Portugal. PT was able to leverage past investments to deliver a unique convergent product in the Portuguese market, and customers adhered massively, with PT’s quadruple-play bundle, M4O, achieving 1.7 million RGUs in February 2014.

Residential: Reshaping TV experience. PT has been leveraging on the increased capacity of its new generation access networks to provide a differentiated and sophisticated TV experience across all devices anchored on exclusive and differentiated content, advanced functionalities and interactive customer experience, which is used by 65% of our TV customers. PT’s strategy of bundled offers in the residential segment is now complemented with a convergent, quadruple-play offer available on all platforms: fibre, ADSL and satellite. In 2013, Residential segment performance has been anchored on the success of PT’s triple and quadruple-play offers, achieving 1.7 million quadruple-play RGUs in February 2014 on the back of its differentiated value proposition. PT will continue to invest in innovation to further develop the features of its bundles and thus continue to set apart its offer.

Personal: Driving growth through mobile data, innovative flat-fee offering and convergence. The Personal segment strategy is focused on promoting mobile data usage, improving customer experience with simple and easy to choose tiered pricing plans on voice and leveraging on convergence to grow in mobile market share. In order to promote data usage, PT has focused on fostering on two axis: (1) First, increase in Smartphone adoption through a broad portfolio of handsets, including own-branded devices with a significantly lower price point vs. branded alternatives, (2) Second, increase in perceived value from data usage with the development of innovative and value-added data applications. PT’s simplification of tariff plans has reinforced postpaid value proposition, and promoted customer migration towards data and higher value voice plans. In 2013, PT’s had a strong performance in postpaid, having reached 440 thousand net additions, reflecting the success of PT’s M4O offer, PT’s quadruple-play offer, which continues to gain momentum and is leading to a migration of the mobile customer base from prepaid to postpaid.

Enterprise: Increase penetration of Cloud and IT/IS services. PT has a three tiered approach to the B2B market reflecting the different needs of each sub-segment, and delivering the best technological solutions encompassing core telecommunications products, Cloud and IT/IS solutions and additional value-added services such as Business Process Outsourcing (BPO). PT’s value proposition for the B2B market is based on attributes such as robustness, security, quality and proximity. Through investments in infrastructure and telecom-IT convergence, PT intends to develop and market advanced integrated solutions for the Enterprise segment aimed at promoting the penetration of IT/IS and BPO services, thus increasing customer share of wallet and loyalty. PT will also leverage on its new leading-edge data centre to underpin a differentiated cloud computing offering for enterprises of all dimensions, in close cooperation with its leading industry partners, in order to crystallise the benefits of consolidation, virtualisation and standardisation for customers.

Unique infrastructure. PT completed a cycle of heavy investment in infrastructure, both telecommunication infrastructure, but also in systems and processes to drive efficiency of operations, with the goal to improve service to customers in Portugal and worldwide. In 2013, PT inaugurated its Data Centre in Covilhã, one of the largest, most efficient, and most ecological data centres in the world, which will enable the growth of cloud solutions in Portugal, unlocking the business value in big data and drive efficiency. PT’s Data Centre is a landmark investment, which to a great extent fulfils PT’s technological transformation cycle, which began in 2008 with the nationwide launch of MEO. PT believes its structural competitive advantage is underpinned by its investments in technology, including: (1) a fibre transmission network that supports up to 100Gbps; (2) an award-winning FTTH access network reaching 1.6 million households; (3) a 4G-LTE network covering circa 93% of the Portuguese population, and (4) fibre mobile backhauling reaching 94% of mobile base stations.

Excelence in customer experience. In a context of major market transformations and economic uncertainty, understanding and addressing customer needs throughout their life cycle with a flawless execution is a crucial factor for success. This trust-based relationship makes it possible to successfully encourage customers to adhere to increasingly complete products and service packages for longer periods, allowing PT to increase its share-of-wallet. PT is implementing an extensive transformation programme ensuring a fully integrated view of customer touch points which was underpinned by a common IT platform. We now have: (1) convergent stores, with circa 50% of cross sales in former fixed and mobile only stores, (2) a unique self-care portal that allows the customer to manage all its PT services with a unique log in, (3) integrated call centres and field force, allowing for a 30% reduction in call centre redo rate in 2 years and a 30% decrease in fibre installation time in 3 years, respectively, (4) and a 360º view of our customers across all segments with the new CRM system. A multi-year transformation and simplification programme on IT is also being implemented to enable business transformation and increase efficiency.

International operations

Maximise the strategic value of PT’s international assets, reinforcing the focus on Brazil and sub-Saharan Africa. Given PT’s scale, growth prospects and starting position, the Brazilian market remains a key priority. Africa will continue to be a source of growth, where PT will continue to explore value-creating investment opportunities through partnerships.

Brazil: data growth and convergence. Brazil remains a high-growth potential, where strong demographics create a latent demand that is unmatched by existing infrastructure. Through its investment in and partnership with Oi, PT will focus its efforts on leveraging its successful track-record in developing innovative and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, pay-TV and triple-play services to contribute significantly to further accelerate Oi’s operational and financial performance improvements, considering its strong presence in the Brazilian market and the potential for future growth. PT aims to capture an un-proportional share of the market upside leveraging on the established footprint across the different segments, improved by new investments in infrastructure and an increased focus on commercial effectiveness.

Strategic alliance. As mentioned previously, PT announced the combination of its operations with Oi in order to form a new company with more than 100 million subscribers which will benefit from enhanced scale and a leading position in Portugal and in Brazil. The combined entity will focus on achieving operational excellence. A clear action plan has been prepared aiming at integrating areas yielding incremental efficiencies, including the appointment of teams to monetise synergies and address existing operational challenges. This ongoing operation should be finalised in the first half of 2014.

Africa and Asia: Improving efficiency. PT continues to focus on improving the efficiency of international operations through sharing of best practices amongst all its subsidiaries and through an increased proximity with PT’s operations around the world to better follow-up key developments in each geography.

Focus on operational and commercial excellence of all assets, ensuring the sharing of best-practices. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

Focus on innovation and execution

Innovation: structured approach. A clear focus on innovation has been at the heart of PT’s investments and projects in recent years, aiming to anticipate future consumer and technology trends, thus enhancing the company’s ability to deliver disruptive solutions to the marketplace. We developed a structured approach to promote innovation across the whole company and aiming to establish a balanced portfolio of projects. We are constantly reviewing allocation of capital, people and mindshare of the organisation across three time horizons and risk levels: (1) incremental innovation (business as usual, low-risk and short-term optimisations); (2) planned innovation (business development, medium-term and medium-risk developments), and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature).

Strong ecosystem of partnerships. To develop a winning go-to-market strategy and reduce investment risks, PT’s innovation approach leverages on a network of partnerships with key institutions that are worldwide leaders and a reference in their respective fields, abroad and in Portugal. These partnerships, which combine several skills and knowledge, are categorised as follows: (1) technological partnerships for the development of new solutions and services and provide state-of-the-art technologies to its customers; (2) partnerships with universities and R&D institutions, aimed at sharing best practices and establishing joint collaboration in innovation and R&D to address business needs and close the gap between the industry and the knowledge centres, and (3) cooperation with start-ups, by providing a myriad of services to assist young entrepreneurs ideas into sustainable businesses.

Execution: next generation networks. PT is and will continue to be in the forefront of fibre rollout in Portugal and in Europe, having already covered 1.6 million homes passed with FTTH, covering 46% of the population and approximately 74% of GDP, thus placing Portugal as one of the European countries with better FTTH coverage of households (circa 40%), an initiative that was recognized by the FTTH Council Europe with the innovation award “Deployment and Operation of FTTH networks” in 2011. PT aims at leveraging its FTTH investment not only to provide advanced and high-speed data and video services to its corporate and residential customers but also to cover MEO’s (previously named TMN) base stations with fibre in order to allow higher download and upload speeds for MEO’s (previously named TMN) data customers, 93% of MEO (previously named TMN), sites are already connected with fibre and 100% of 4G-LTE sites with IP/Ethernet technology), and simultaneously paving the way for LTE rollout. In effect 4G-LTE services were launched in March 2012 and by the end of 2012 PT covered 90% of the population with 4G-LTE network. Finally, PT also leverages the most comprehensive Wi-Fi network in Portugal, that over 300 thousand hotspots around Portugal, enabling automatic traffic offload from mobile to fixed networks, which enhances customer mobility though a seamless subscriber authentication and handover between hotspots.

04

Research and development

In 2013, PT was identified as the Portuguese leader in investment in innovation by the European Commission study “The 2013 EU Industrial R&D Investment Scoreboard”. During 2013, PT invested Euro 130 million in R&D, which represented 4,5% of the company’s revenues. The amount invested presents a slight decrease comparing to the one reported in 2012. This evolution is in line with the global strategy of consolidating previous year’s investments and develop all the potentialities of the new generation network infrastructures.

This continuous investment in innovation has proved to be essential for enhancing the leadership and competitiveness of the company in the various segments and markets it serves. In response to changing consumer habits, the company focused its offer towards convergence, mobility and virtualisation of content and services. Aware of its role in the society, which is reflected in PT’s strategy, these solutions were designed with sustainability in mind, focusing on efficiency and reduction of environmental footprints.

The innovative culture of PT is materialised in the OPEN Programme. This programme cuts across the entire organisation and is based on a methodology of innovation management that ensures diversified capital allocation, control and monitoring of results and participation of all employees and partners. In accordance with this model, innovation is organised into three time horizons: (1) Incremental Innovation - short term actions focused on continuous improvement, (2) Planned Innovation - development of technological and product roadmaps for the medium term, and (3) Exploratory Innovation — analysis of the main technological trends which influence the future of the ICT sector in the long term.

From the various initiatives undertaken in R&D and Innovation in different time horizons in 2013, the following should be highlighted:

Technology Infrastructure

•                      Inauguration of one of biggest Data Centre in the World, which is a reference in the area of sustainability, energy efficiency and security. This investment anticipates the need of reliability and safety in data processing and storage of people and companies, proven by the strong growth of cloud customers;

Consumer Segment Solutions

•                     M4O was the first quadruple-play convergent offer in Portugal, having added successes throughout 2013, among which were the best brand, best service and best offer awards;

•                      Launch of automatic TV recordings (multiplatform), an application that changed the way the Portuguese watch television, greatly expanding the content available to MEO customers by providing on demand content from the last 7 days in more than 80 channels.

B2B Segment Solutions

•                      Increased focus on the development of Cloud solutions, which gained new strength and new possibilities with the technological infrastructure of the Data Centre in Covilhã;

•                      Growing Machine-to-Machine, PT offering, that combines different services, functionalities and M2M solutions which enable fast and automatic communication between equipments, enhancing operational efficiency and control as well as organisational integration;

•                      Evolution of Medigraf, PT’s telemedicine solution, that is available on a software-as-a-service model through internet connection and supported in the company’s cloud solutions. This service allows the delivery of health care services, consultations and diagnosis, remotely. It also provides a way for health care providers to safely share medical images, integrating the different medical devices;

•                      Additionally, PT has reaffirmed its commitment to efficiency and operational excellence, developing throughout 2013 several projects and initiatives with significant impact on business processes, management of company resources and customer relations. In 2013, the following projects stand out: launch of the online corporate customer care channel (www.cliente.ptempresas.pt), a milestone in the corporate segment innovation that reinforces PT’s commitment to quality service and simplicity of customer experience, as well as the evolutions on CRM ONE (mobile) project, which extends the existing CRM ONE platform to the mobile business, creating in this way a new convergent single platform that aggregates all customer information across PT business segments. All segments are now supported by a single platform that ensures consistent, coherent and unique treatment of PT’s customers.

A.                Incremental Innovation

1. Idea Marketplace

In order to fully explore the innovative capacity of all employees, PT challenges them to contribute daily with ideas to improve the company’s operations, its products and services, as well as the working methods, customer relationship management and sustainability.

This idea collection is achieved through the Idea Marketplace, an online platform accessible to all employees, where challenges selected by top management are launched. Submitted ideas are debated and analysed by all participants and the ones with higher evaluations are then explored by the responsible departments, in order to select those which are to be implemented. The authors of implemented ideas are rewarded and publicly recognised through internal corporate communication.

Since the launch of the Idea Marketplace, in 2009, more than 9,500 employees have accessed the platform and 8,456 ideas have been evaluated by the organisation.

In 2013 alone, 1,440 ideas were analysed in the Marketplace, yielding 34 implementation projects in the following areas (percentage of total projects implemented and final stage of implementation):

•                  Improved customer experience (15%);

•                  Products and services (12%);

•                  Organisation culture and behaviour (35%);

•                  Cost reduction (35%).

Besides the challenges presented to the organisation, in 2013, two additional challenges targeting specific teams were also launched through the Idea Marketplace:

•                  Employees from the Autonomous Region of Madeira, who had the opportunity to address the specific issue of “How to leverage M4O offering in Madeira?”, a challenge that intended to promote the new convergent offering for mobile and fixed technology launched in the beginning of 2013;

•                  Customer Operations and Infrastructure Department (DOI) staff could also participate in a specific challenge, aimed at collecting ideas for improvements identified during the department’s Interchange Programme, a project that promotes knowledge sharing between the different areas of this unit.

2. Open Awards

The OPEN awards initiative aims to select and recognise the company’s projects which, due to their positive results and innovative nature, stood out throughout the year.

The nominated projects are presented to the whole organisation and votes are collected from all employees, as well as from the Executive Board. Winners are announced at the largest corporate event of the year and the excellence of the projects’ implementation publicly acknowledged.

In 2013, the winning projects were:

•                  Operational effectiveness and efficiency category — PT Logistics Centre

This project aimed to centralise PT’s logistical operations (both for fixed and mobile networks) in a single site, leveraging the logistics network efficiency, the ability and flexibility to respond to business demands and creating synergies and convergence;

•                  Customer experience category — MEO automatic recordings

In this project, a platform was created and the network adapted to allow MEO customers to access content automatically recorded from the previous 7 days. This service is available in multiplatform for 80 channels;

•                  Services and Products category — M4O

M4O is a convergent offering for fixed and mobile services. It was the first quadruple play service in Portugal, offering a single service, customer support and invoice;

•                  Network and Systems category — CRM ONE Mobile

This project extended the existing CRM ONE platform to the mobile business, creating in this way a new convergent platform that aggregates all customer information across PT business segments;

•                  Sustainability category - Khan Academy

Khan Academy is a project from Fundação PT which translates mathematic contents from Khan Academy to the Portuguese language, allowing more students to access them and improve their academic performance.

3. External Challenges

In order to promote innovation and entrepreneurship among university students, PT created the challenge Talento com Fibra. In 2013, the chosen theme for this challenge was Maritime Economy (Desafio Mar) and the main purpose was to collect ideas for new technologies, products and services likely to generate new businesses and companies operating in the Maritime Economy sector.

This challenge acknowledged Portugal’s maritime calling, recognising the important role Innovation plays in the growth of this sector. Through a crowd wisdom platform, identical to the one used in PT’s internal Idea Marketplace, the challenge was launched in partnership with the Secretariat of State of the Sea within the Ministry of Agriculture and Sea, Vieira de Almeida & Associados (Major Portuguese Law Firm) and Pricewaterhousecoopers.

The challenge jury elected 4 ideas as winners, whose authors were then invited to join the PT Startup support programme, BlueStart:

•                  In the Entertainment, Sports, Tourism and Culture category: CrowdSurf App and Quadcopter Rescuer;

•                  In the New Uses and Marine Resources category: Isolation of microorganisms with biotechnological potential for pharmaceutical or other purposes;

•                  In the Fisheries, Aquaculture and Industry category: Oyster Maternity.

B.                Planned Innovation

PT maintains an ongoing focus on launching innovative solutions oriented to the full satisfaction of the needs of its customers, which are planned, reviewed and updated in the innovation roadmap. This integrated and organised vision of medium-term innovation priorities results from the involvement of different technical, operational and business departments and the analysis of market trends and prioritisation of key projects to achieve PT’s strategic objectives.

1                 Products and Services

a)             Consumer Segment Solutions

PT puts the customer at the centre of its activities to ensure a unique experience, focusing on innovation and implementation excellence and managing the business through customer segments with functional collaboration between them. Regarding the consumer market, PT has defined as a main priority the development of convergent solutions, able to increase the market share of the company through simplicity, convenience and an attractive price/quality ratio.

First truly convergent offering in the Portuguese Market: M4O

On 11 January 2013, M4O was launched, a disruptive service that permanently transformed the telecommunications paradigm in Portugal by deploying a bundled offering of television, internet connection, fixed and mobile voice communications. PT was the first operator in Portugal to launch a quadruple-play service. MEO made available the four services, both indoor and outdoor, in a single bill, with a single commercial and customer service contact.

Currently, through M4O, PT offers all Portuguese, regardless of the connection technology used (FTTH - Fibre To The Home, ADSL or Satellite), immediate savings and greater predictability and certainty on cost control, together with an unparalleled user experience. The M4O offering includes free communications to all networks in Portugal and 50 international destinations, two mobile cards with voice and unlimited SMS to all national mobile and fixed networks and 200MB of mobile internet per card, in addition to MEO television service and fixed internet.

Throughout the year 2013, M4O greatly contributed to strengthening the brand positioning of MEO, asserting itself as the offer that best meets the needs of consumers in Portugal, as evidenced by the grand prize of marketing and innovation: “Consumer Choice - Product of the Year - best quadruple play service in Portugal.” Thus, PT has extended its lead in triple and quadruple play, reinforced differentiation from competitors by introducing innovative solutions on the market, and continued to exceed the expectations of the Portuguese consumers.

Transformation in the Television experience in Portugal

Five years after its launch, MEO was acknowledged as the best content service in the world, receiving the World Communication Award for Best Content Service, confirming its success worldwide. The MEO brand has been consistently reinforcing its leadership in the national market in 2013. This excellent performance is the result of a sustained strategy based on three cornerstones: exclusive content; advanced interactive apps and functionalities and multiplatform experience.

•                  Exclusive Content

Throughout 2013, the exclusive content offering that distinguishes the TV consumption experience of MEO customers was enriched, namely through the strengthening of partnerships with television producers and multimedia content distributers and also through the internal specialised content development.

Exclusive channels were launched, such as Correio da Manhã TV, Big Brother and Secret Story. Also, exclusive content about popular TV shows, for example for Factor X, Big Brother and iLoveIt, were made available by pressing the red button on the MEO television remote control. Additionally, MEO increased the availability of exclusive paid soap operas and series from TVI as well as improved VoD content and marketing, for example with national premieres exclusively for MEO customers.

In 2013, children’s content was also developed, with the launch of Disney Movies on Demand, the first Disney interactive application in the world, and the new “learning” area in MEO Kids, with educational content from Khan Academy. The latter is the new educational paradigm of the 21st century and consist of virtual short and exciting explanations that were translated and adapted to Portuguese in a partnership between Fundação PT and Khan Academy.

•                  Advanced interactive applications and functionalities

During 2013, MEO invested in the development of innovative applications and functionalities which differentiate the MEO service and enhance growth of non-linear TV consumption.

From these disruptive interactive applications and functionalities, the following stand out: multiplatform automatic recordings, an app that changed the way Portuguese watch TV since it makes available on demand content from the last 7 days from more than 80 channels. Also a content discovery and search functionality was made available, which became critical given the increasing amount of offered content.

In addition, the development of the remote control’s red button capabilities was not limited to the exclusive content bonuses offering mentioned above. Unique interactive functionalities over the TV broadcast were launched, for example voting, alternative linear broadcast and the ability to interact in real time with the broadcast. The blue button’s applications were also reinforced with more radio stations available (MediaCapital and RTP), with the improvement of game performance, additional useful applications and several children’s apps, as the already mentioned Disney Movies on Demand.

During 2013, special attention was devoted to structural projects aimed at cost reduction and increasing operational efficiency. Several projects have been developed, including an app creation engine that allows developers to build apps in only one day. More than 25 interactive commercials were built with this technology.

Another strategic investment stream for the year was e-commerce. In this field, a “store” template was created to facilitate deployments throughout 2014. In addition to SAPO Voucher, two new stores were built (TelePizza and noMenu), which accumulated more than 100 thousand visits in less than three months.

The year was also dedicated to second screen testing, aiming at creating an additional offering to the MEO interactive experience (i.e. companion apps). The first companion app was deployed for Factor X broadcast and suitable for iOS and Android (both smartphone and tablet). This app offers additional content, alternative live broadcast and interactive functionalities. In partnership with the start-up Muzzley, PT also launched MEO Drawzz, a social network game that shows on the TV drawings made by a user in a smartphone or tablet so that other participants can guess the matching word.

•                  Multiplatform experience — TV consumption from devices other than the TV set

In 2013, MEO improved its multiplatform content distribution strategy, having achieved relevant growth of MEO viewers on devices other than the TV set, leading to an increase in number of customers, number of screens, operating systems and functionalities.

MEO launched the first OTT (over-the-top) TV product by allowing anyone, in Portugal, to access MEO VoD in different devices, including connected TVs, PCs, tablets, smartphones and game consoles. To accomplish this, PT engaged in several strategic partnerships with Samsung and Sony. MEO also made new multi-device bundles available, for premium channels.

After being the world’s first operator to deploy a Windows Phone 7 solution, PT made MEO available also for Windows Phone 8 affirming its presence in all major mobile operating systems.

In 2013 PT also launch the new MEO website which recorded more than 2.5 million visits. The new image and functionalities available on the MEO website reaffirmed and strengthened the brand amongst its customers and at the same time provided a unique experience for its visitors.

With MEO GO!, all customers are able to access the MEO experience on multiple screens (tablet, smartphone or computer), both indoors and outdoors, through a fixed or mobile internet connection. Currently, MEO GO! allows viewers to watch more than 70 live channels, rent and watch movies from MEO VideoClube (VoD), access channels EPG, search for programmes and schedule autosaves or alarms. In addition, this mobile application offers MEO customers exclusive and unique features, specifically the automatic recordings viewing on the PC, TV control through gestures, content sharing in social networks and Play-to-TV feature from mobile devices.

In 2013, MEO GO! was nominated best electronic commerce and digital marketing project by ACEPI (Associação do Comércio Eletrónico e da Publicidade Interativa) in the website/mobile app category. Abroad, MEO GO! was shortlisted in three of the most renowned international entertainment and telecommunication awards: CSI Awards/IBC - TOP 6 Best TV Everywhere/multi-screen video; Tabby Awards - TOP 3 Best Entertainment and World Communication Awards - Best Consumer Service.

Currently more than 600 thousand people watch television on the move with MEO GO! and it’s the third most searched application for Android users in Portugal. The achieved results reflect the leadership of PT in cutting edge multiplatform solutions development.

•                  MEO for all

Leveraging the investments made in data storage infrastructure, in 2012 PT launched a personal cloud service, CloudPT. Initially, CloudPT was available by invitation only and offered 16GB free storage. During 2013, following the company’s cloud strategy, an upgrade of CloudPT was launched, giving place to MEO Cloud, available to all customers.

This way PT offers a storage and synchronisation service that is safe, simple and versatile. Besides the 16GB, MEO Cloud also provides new applications, including a new website, which reinforces PT’s cloud service strategy. MEO Cloud is available through registration in a website (https://meocloud.pt), in specific applications for PC (Windows, Mac and Linux) and also for mobile devices (iOS, Android and Windows Phone). PT believes that the uptake of cloud services by residential customers is a catalyst for the adoption of more complex cloud offerings and other cloud functionalities.

In 2013 MEO launched an innovative way of delivering Wi-Fi in order to meet the customers needs and keep to offer state-of-the-art technologies. The solution consists in the transformation of household internet connections into hotspots for the Wi-Fi PT community. This way, MEO Fibre customers share their free resources with other users while maintaining service quality, security and privacy.

•                  Mobile solutions

During 2013, PT continued to offer innovative and diverse mobile devices as a result both of internal developments and partnerships with major manufacturers. Throughout the year, the mass market smartphone adoption strategy was improved, for example by provisioning MEO branded Android smartphones (example: MEO Smart a17). On the other hand, PT also stood out with its high end smartphone and tablet offering with 4G mobile internet connections.

To increase mobile device uptake, namely smartphones, “Sou Smart” programme was strengthened in MEO stores. Also to this end, smartphone and data service expert’s stations were expanded. These experts support customers setting up their mobile devices, clarify their doubts and help customers make the most of their latest generation devices.

PT also innovated by simplifying the tariffs offered, affirming its competitiveness and ability to adapt to its customers’ needs.  In the first quarter of 2013, MEO (previously named TMN) launched an integrated unlimited offering, combining communications for all networks, internet and smartphones. This was done in a large scale repositioning campaign dedicated to the Unlimited offering.

PT monitors market’s needs, customer profiles and behaviour evolution, namely for the youngest consumers. For the under-25 segment, PT improved its offering by including in the MOCHE tariff plan the internet data for the most popular communication apps (Skype, Viber, WhatsApp, BBM, Facetime, Facebook Messenger and iMessage).

Other mobile solutions were also developed. The following stood out:

•                  True-Kare: expansion of the offering dedicated to the elderly by introducing a new mobile device which users can associate to a web portal. True-Kare is a service which consists of a T999 mobile device with large keypad and a personal health portal which allows users to record online health data, medication and health appointments, customise the mobile phone settings, create alarms and locate the mobile phone through the internet;

•                  MEO Wallet: rebranding, expansion and enlargement of mobile payment service functionalities. This service is currently being tested in a large scale pilot involving all of PT’s employees. During 2013, the pre-commercial launch of MEO Wallet for payments through PoS in shops took place. MEO Wallet is an electronic payment platform which allows customers to pay on the web, mobile and TV in a reliable, easy and secure way. Apart from payments, the user can also transfer money between wallets, transfer money to and from their bank account, monitor account movements and other functionalities. MEO Wallet also includes a virtual punch card solution, allowing users to accumulate and redeem merchant stamps in their mobile phone;

•                  Mobile Parking: this service consists in the payment of parking spaces through the mobile phone. Initially the service was implemented in Sintra Municipality, having been extended during 2013 to six new areas: Águeda, Bragança, Coimbra, Évora, Fátima and Vieira do Minho.

b)             B2B market solutions

Most companies state the following factors as essential to their growth and competitiveness: increasing productivity, improving efficiency, improving customer satisfaction, cost reduction, security. To address these challenges, PT came up with a value proposition for the B2B market based on attributes such as robustness, security, quality and proximity, which are present in all portfolio solutions for this segment.

IT / IS Services and solutions

During the year 2013 PT strengthened its strategic presence as the promoter of Cloud solutions that enhance efficiency and productivity of their enterprise customers. These solutions have gained new strength and new possibilities with the deployment of the new technological infrastructure of the Data Centre in Covilhã.

Cloud solutions from PT are customised according to the needs of business customers, enabling a significant reduction of their total costs, since they are sold on a pay-as-you-grow model, thereby enhancing cost reductions.

PT’s Cloud solutions ensure high business convenience and simplicity, since the controlled use and management of resources and services are performed in self-service mode through the Internet or a private network, anytime and anywhere. It should also be highlighted the fact that Cloud solutions are increasingly adapted and accessible to small and medium enterprises (SMEs). In fact, safety and functionality offered by PT’s Cloud solutions result in a particularly appropriate offer to the reality of the SME segment.

As mentioned earlier, the growing investment in Cloud solutions also materialised in expanding this portfolio through the launch of video surveillance-as-a-service, supported by processing and storage of imaging services in the Cloud, as well as new software-as-a-service solutions (Sugar CRM, EmBlue, Groobix, LibreOffice, Opinator and Teambox). PT has launched its own unified communications offering with VoIP integration and collaboration offerings, SmartUC PT.

For all this, PT’s Cloud solutions were distinguished during the year at national and international levels, , with the award for the private servers offering and the award for Best Cloud Service Product at the EuroCloud Europe Awards, respectively recognising the innovative approach of the PT IT / IS market.

In 2013, PT was once again granted with Cisco’s Cloud and Managed Services Master Partner accreditation. This certification comprised all Managed Unified Communications, MPLS VPN, Metro Ethernet, IP Trunking and private server services. PT remains the only CISCO partner in Portugal granted with this accreditation. This certification strengthens Cisco’s recognition of PT’s investments, knowledge, innovation and leadership in developing state-of-the-art cloud computing services that promote other organisation’s competitiveness and sustainability. This way, CISCO reaffirms the strong commitment of PT in promoting Portuguese organisation’s technological innovations uptake as well as its ability to deploy solutions based in Cisco’s best of breed technologies which provide the best experience to B2B segment customers.

Regarding customer relations, PT launched the business customer support website (www.cliente.ptempresas.pt), a landmark innovation in the Business segment, which reinforces the focus of PT in quality of service and simplification of user experience it provides to its customers. Knowledge gathered during the last years in the residential segment allows for smooth and successful transformations in the business segment. In partnership with Jornal de Negócios, PT created an online space for thematic “Q&A” devoted mainly to SMEs. Jornal de Negócios neutral and journalistic point of view combined with the technological know-how of PT created an excellent online channel used to communicate market trends and the most strategic and innovative offerings to the business segment.

Also in 2013, PT improved its customer relation centres offering for external clients. To accomplish this, remarkable efforts were made to optimise synergies between PT Contact and PT PRO companies. PT Contact redesigned its external clients approach, including in its portfolio the outsourcing solutions offering, from which BPO (Business Process Outsourcing), developed by PT PRO, stands out, specifically in the document management and e-learning BPO solutions.

Sectorial solutions

•                  Health

During 2013, PT improved its presence in the health sector, having developed innovative solutions both for national and international stakeholders, as it is evident in the launching of the latest version of Medigraf. Medigraf is a new generation telemedicine platform available on a software-as-a-service model, through the Internet and supported by PT Cloud Solutions. It allows for medical tele-care, for example appointments, exam sharing, viewing and handling and safe communication between medical staff. Medigraf can be used on any computer or tablet with internet connection

In 2013 Medigraf was expanded and is currently being used by Portuguese doctors and patients from São Tomé e Principe, saving thousands of Euros in emergency evacuations. Medigraf was a major subject of discussion in the international conference IEEE Healthcom 2013 which for the first time took place in Portugal and gathered experts from around the globe to discuss ICT in the Health sector (e-Health Networking Applications and Services). Medigraf was also granted the “Broadband: Changing Lives Award”, in recognition for the innovative use of technology applied to quality of life improvement.

Also this year, efforts were made to continue the development of SIG DC (Integrated System for Chronic Diseases Management). This IT solution ensures healthcare providers an integrated approach to the management of chronic illness, such as asthma, coronary artery disease and diabetes, by gathering information made available by other healthcare givers. Consequently, it helps to reduce risks, by continuously monitoring patients and reduces costs, since it uses a preventive medicine approach.

Throughout the year, PT developed a biometric data tele-monitoring solution for blood pressure, temperature, blood sugar and weight, called SmartHealth. This solution can be combined with SIG DC to form an integrated offering for chronic patients demanding permanent monitoring. It can be also joined with smart home management solutions, resulting in a family constant monitoring tool. Developments made included the ability to monitor results live on the TV via MEO.

PT also developed the Tele-R project, comprising a web platform to support cognitive rehabilitation based in serious games theories and including several rehabilitation, re-education and re-integration clusters. This project is funded under the national QREN programme and in 2013 several important milestones as well as the first prototypes were successfully achieved and completed.

•                  Retail

During 2013, PT has also strengthened its presence in the retail sector, through the development of customised solutions for the business segment. In this context, it is noted the commercial launch of a pioneering end-to-end e-commerce solution. Through this e-commerce solution, PT provides, besides the technological platform, associated management, development and maintenance services. This platform is already in use by a major national shopping centre manager, thereby proving the success of this new offer, which through continuous innovation and sophistication, is expected to thrive in coming years.

On the other hand, indoor geo-tagging solutions were developed that demonstrate the commitment of PT to location-based services, thus aiming to launch robust offerings that give response to a market trend. Innovative solutions that allow indoor monitoring anonymously in real time and with high precision, times and routes of travel of persons were tested. Thus, this contextual advertising service provides companies a direct, fully featured and geo-located contact with the target audience. PT thus guarantees a relevant positioning in the mobile advertising business.

Also in 2013, alongside the internal developments that supported integration in MEO Wallet punch cards, the development of a comprehensive loyalty solution for all retailers has started. This solution is focused on providing support to the customer loyalty features, which are developed by collecting, processing and analysing information collected at the payment equipments in the selling points.

•                  Education

In 2013, PT continued to strengthen its support in the area of education by focusing on developing solutions that increase the quality of the national education system, in particular, by improving communication between stakeholders (schools, students and parents). In this sense, PT continued the development of the SAPO Campus (http://campus.sapo.pt) platform, in partnership with the University of Aveiro.

This platform offers schools a simple and safe means to access and share learning content among the community. Last year, platform features have been strengthened and vastly improved and integration with MEO Cloud has also been ensured. SAPO Campus currently has over 4,000 registered users in 100 spaces created, of which 50 are teaching institutions at all grade levels, from kindergarten to higher education schools.

Machine-to-Machine

M2M PT was launched at the Technology and Innovation Conference in 2012 and offers Machine-to-Machine (M2M) solutions and functionalities that allow for fast and automated communication between different devices, thus enhancing operational efficiency, organisation control and integration. In 2013, PT strengthened its M2M PT offering, deploying vertical solutions, tailored for the customer’s needs. M2M PT services can be presented in three groups:

•                  Connectivity: allows real time provisioning, management, monitoring and setting of fixed and mobile communications between devices.

•                  Monitoring: continuous and remote active data interaction (example: services consumption, using status or working hours). This information is uploaded to a web portal in real time and is transformed into reports, graphics and alarms. These reports can be customised and are easy to interpret. For example: it is possible to analyse water, gas or electricity remote metering readings with high precision and low costs (no need to periodically go to the premises where the meters are to extract the real information);

•                  Location: ensures real time asset geo-tagging and interaction with customer management services, adapted to each business’s needs. The assets can be vehicles, machines or containers, for example.

M2M PT offering was reinforced both by winning new customers and by expanding the existing functionalities and offering. In 2013 many pilots were deployed to test new vertical solutions, for example water metering, currently being tested in Ponta Delgada Municipality. Also during the year, the Managed Connectivity service was commercially deployed, allowing PT to reposition its offer as the national reference for M2M connected solutions.

This offering gathers PT’s unique skills of communications integration, information systems and electronic equipment, resulting not only in a broader offer suitable for all activities sectors, but also tailor made solutions for specific customer demands.

In April 2013, SmartM2M PT website received an award from Meios & Publicidade (Portuguese marketing and communications magazine), in recognition for the quality of communication in interactive digital media.

2                 Technological Infrastructure

All services developed and deployed by PT are supported by a state-of-the-art infrastructure that enhances access quality to these services and consequently a richer and unique user experience. To continue offering innovative products and services, during 2013, PT strengthened investments in its technological infrastructure.

a)             Network Infrastructure

For wireline infrastructure, PT strengthened investments in optical fibre (FTTH), expanding its residential segment services..

For wireless infrastructure, 4G-LTE roll-out continued to be a strategic effort for PT as part of the investment in state-of-the-art infrastructure. At the end of 2013, PT’s coverage reached circa 93% of national territory population, with MEO’s (previously named TMN) 4G network being a reference in quality. In order to strengthen mobile data capabilities and improve network quality, PT ensured that as much as 94% of the company’s base stations were connected by fibre optics. In addition, MEO (previously named TMN) successfully tested innovative LTE Advanced technology, achieving 300 Mbps (peak). Currently, PT takes an active role in 5G wireless technology international studies and discussions. The 3G network was also enhanced by the widespread introduction of HD voice (high definition voice), that allowed for significant improvements in user experience.

Important advances were accomplished concerning the convergence and optimisation of wireline and wireless infrastructures, namely:

•                  Unified management of all networks, evolving to all-IP;

•                  Integrated and cross-cutting service platforms;

•                  Customer’s  seamless unified access to services using wireline, wireless or Wi-Fi;

•                  Expansion of 100 Gbps connections to the main network nodes — PT was a pioneer operator in deploying this technology;

•                  Completion of the IPv6 protocol adaptation process across the whole transportation network;

•                  Partnership and MoU agreements with leading manufacturers for solution validation and network virtualisation based on Networks Function Virtualisation (NFV) and Software Defined Network (SDN) technologies.

b)             Data Centre

PT has the largest national network of data centres in size, geographical scope and quality, factors that give permanent response to the needs of redundancy, security, availability and reliability of national and international companies.

Since the 23 September 2013, with the inauguration of the Data Centre in Covilhã, the network consists of 7 Data Centres located in Lisbon, Oporto, Azores, Madeira and Covilhã, an infrastructure with unmatched resiliency and robustness.

PT has taken an important step towards achieving its strategic objectives with the opening of the Data Centre in Covilhã, one of the largest, most efficient and sustainable in the world. After five years of cultural, technological and business model transformation, the inauguration of the Data Centre is one of the most important events for the company in 2013. However, this is mainly a point of departure rather than an arrival, as it constitutes the base infrastructure for offering cutting edge solutions that best serve the needs of individuals and businesses, nationally and internationally. In fact, the data centre also marks a milestone in the transformation of PT into a global operator.

PT aspires that the success of this investment will result in increased customer confidence, but also represents a boost for Portuguese technology and growth of cloud solutions in Portugal. In this sense, PT made a partnership with the University of Beira Interior and is committed to attract start-ups and technology companies into the region, in order to build an ecosystem of technological development which implements the Data Centre project as an industry aggregator.

The Covilhã Data Centre occupies a total area of 75,500 m2 and increases the total IT room space from 14,000 m2 to 26,000 m2, the number of servers from 6000 to 56,000, capacity storage 3 Pbytes to 33. The new data centre is connected to the backbone network of PT (100 Gbps), enabling the export of data storage capacity and technological services abroad. This project represents a strong contribution from PT to the economic development of Portugal and will continue to allow the creation of hundreds of jobs directly and indirectly. From the point of view of sustainability and energy efficiency, the Data Centre has savings of 144 tons of CO2 and 40% in energy consumption, while including the use of environmentally responsible cooling (free cooling) systems for 99% of the year and the use of solar energy.

Against a backdrop of exponential growth of data usage, PT now has all the technological means to respond to what customers want: coverage, speed, reliability and security.

3                 Operational efficiency

PT has reaffirmed its commitment to efficiency and operational excellence, developing during 2013 several projects and initiatives with significant impact on business processes, management of company resources and customer relations. Examples of this commitment are:

•                      CRM ONE (mobile): This project extended the existing CRM ONE platform to the mobile business, creating in this way a new convergent platform that aggregates all customer information across the several PT business segments. All segments are now supported by a single platform that ensures consistent, coherent and unique treatment of PT’s customers.

•                      Logistics Centre: This project aimed to centralise PT’s logistics operations (both for fixed and mobile networks) in a single site, leveraging the logistics network efficiency, the ability and flexibility to respond to business demands and creating synergies and convergence;

•                      SIGO (Integrated Operations Management) - PTP integration: Integration SIGO in the PT Group companies in national territory enabled the joint management of the operation of fixed and mobile networks by unifying and optimising processes and resources. SIGO is a product that incorporates components for managing breakdowns, preventive maintenance, evolutionary maintenance and suppliers;

•                      LoBo Connect: creation of a direct line of contact between PT stores and back office services to improve face to face problem resolution;

•                      Time Compression: reducing delivery times for sales proposals to business customers;

•                      Clever Use: rational use of buildings to significantly reduce operating costs (e.g., cleaning, electricity, water, maintenance, human surveillance).

C.                Exploratory Innovation

To ensure sustainable leadership in the long term, PT is part of an innovation ecosystem, composed of internal teams devoted to exploratory innovation and also by a myriad of partners, from suppliers to universities and research organisations that assist in the development of innovative and state-of-the-art solutions.

1                 Exploratory Innovation driven by internal units

At PT, there are two core units dedicated to exploratory innovation: PT Inovação and SAPO. PT Inovação is mainly devoted to the technological infrastructure optimisation, OSS/BSS platform and services, and applications development technologies. SAPO focuses on software development and integration for multiplatform applications.

The telecom industry is mostly capital intensive. Also, most of the long term exploratory projects are high risk. For this reasons, PT finances many of the exploratory projects with both national and international financing programmes. In 2013, PT continued to successfully participate in innovation funding programmes, namely QREN, a national programme, CIP and FP7, both sponsored by the European Commission. The projects funded came from a variety of cutting edge areas.

a)             PT Inovação

During 2013, PT Inovação structured its exploratory innovation activities around a set of strategic themes, namely: Identity Management and Privacy, 4G and Green Wireless, Cloud Services, Cloud Networking, Internet of Things, Personalisation and Context Awareness, Interaction and Augmented Reality, Monitoring and Intelligent Connectivity and Evolved Optical Framework.

PT Inovação’s exploratory innovation is largely based on a risk sharing model with external entities — Open Innovation, namely with national scientific research organisations, international R&D programmes and national innovation support programmes.

R&D Activities with international cooperation

In 2013, PT Inovação R&D activities with international cooperation were developed along two major work lines:

1) Projects supported by the European Commission through its framework programmes (FP7 and CIP);

2) EUREKA programme cooperation.

Participation in FP7’s ICT projects accounts for the majority of PT Inovação’s efforts in research and development, with a total of 19 projects ongoing. These projects cover two major themes, according to the FP7 ICT work programme:

•                  Future Networks

•                  Internet for Cloud Services and Security.

b)             SAPO

SAPO has taken an increasingly important role in the development of innovative solutions, leveraging original product and service supply to the market and bringing this paradigm across the organisation. In recent years, SAPO R&D activities have been focusing on new multi-device and multiplatform solutions, online communities, content creation and sharing and online advertising platforms.

SAPO has been gradually engaging in a growing number of R&D projects, in cooperation with international organisations. In European Commission funded FP7 and CIP innovation programmes, SAPO lead PT’s participation in several projects, from which the following stand out:

•                  Vconect — consists in the development of a sophisticated video conference solution for social networks with applicability in SAPO Campus. This project is being carried out in partnership with British Telecom, Fraunhofer Institute IIS and Eurescom;

•                  AppsForEurope — this project aims at the creation of tools which allow the transformation of Apps based on open data into viable businesses, through talent hunting in programming contests across Europe and the incubation of innovative concepts. Main external partners in this consortium are: Europeana, Open Knowledge Foundation and WAAG Society. Within PT group, this project engages SAPO Codebits programming contest, Codebits Labs and the BlueStart programme;

•                  LeanBigData — this project intends to develop ultra-scalable, ultra-efficient and integrated big data analytics architecture. This project relies on the participation of INESC — ID, and engages the main SAPO business components, namely SAPO Broker, SAPO AdServer and Analytics.

2                 Research and Development Partnership Ecosystem

PT’s exploratory innovation ecosystem is built on a partnership network, composed of national and internationally renowned companies, universities and R&D institutions. By participating in this ecosystem, PT grants access to state-of-the-art technology and solutions.

Partnerships combine the various competencies and knowledge needed for innovating. For this purpose, PT established several types of partnerships:

(a) Partnerships with technological suppliers;

(b) Partnerships with universities and R&D institutions;

(c) Cooperation with Startups.

a)             Partnerships with technological suppliers

In order to provide state-of-the-art technologies to its customers, PT establishes several national and international partnerships with market leading companies.

In 2013, PT and Cisco developed a combined innovative solution for SmartCities (Smart+Connected) which is being implemented in different markets, from Europe to Africa and Latin America. Among these solutions are: Smart Work Centres, Smart+Connected City Wi-Fi e Connected Transportation, Sports and Entertainment.

Together with Huawei, PT optimised its LTE network and reached for the first time 300Mbps.

Microsoft is a PT partner for several years and in 2013 the two companies developed a joint cloud solution — Microsoft Cloud OS, a data centre integrated solution which allows companies operating Windows Services and System Centre Technology to expand their data centre into PT Cloud Solutions. This offering enables companies to increase their productivity and competitiveness by easily adding virtual servers, hosting capacity, disaster recovery solutions and other data centre resources.

b)             Partnerships with universities and R&D institutions

PT’s R&D investment is largely based on strategic relationships with national and international universities and research institutes, with whom it develops projects in several fields. These projects aim to address business needs and close the gap between the industry and the knowledge centres, leveraging in this way product, service and process innovation.

Nationally, PT invests in exploratory technological projects in cooperation with the Universities of Aveiro, Porto, Coimbra, Minho, Beira Interior, Trás-os-Montes e Alto Douro. In 2013, PT’s successful partnership with Universidade de Aveiro was awarded with COTEC’s “Casos Exemplares de Cooperação Universidade-Empresa” prize.

Besides partnerships with universities, PT also engages in projects with renowned research institutes. PT Inovação is a funding associate of Instituto de Telecomunicações (IT) and part of the managing team for

Pólo Tecnológico de Aveiro, where a permanent research group is dedicated to developing technologies within PT’s scope of interests, such as network optimisation, cloud services, and web and social media.

Regular joint activities also take place with Instituto Pedro Nunes, in Coimbra, INESC-Porto and INESC-Coimbra, covering several fields of knowledge, namely network infrastructure (optic and radio), cloud, context awareness services and applications, Multimedia IP future environment support and high-speed network optimisation and security  algorithms.

As part of the cooperation with universities and research institutes, PT extended the SAPO Labs concept to content and internet services by integrating a consortium composed of British Universities from York, Sussex and London and funded under the EPSRC (Engineering Physical Sciences Research Council, United Kingdom) that aims at setting a PhD programme in the field of artificial intelligence for gaming. Within this context, several bilateral agreements with the consortium universities were made, to include short-term internships for students and the creation of a set of technological synergies which will allow PT to lead intelligent games and solutions.

In addition to technological projects, PT concluded an additional protocol with IADE-U - Institute of Arts and Design Company with the goal of creating an open channel for the development of projects for the continuous improvement of PT’s offering and exploration of new solutions.

c)              Cooperation with Startups

In 2013 PT launched a new Startup support programme: BlueStart (http://bluestart.pt/). The objective of this project is to assist young entrepreneurs in converting their ideas into sustainable businesses by providing a multi-skilled mentoring team, free tools, reductions in PT Negócios services rates and international communication and dissemination services provided by a broad network of contacts, roadshows and PT events.

Start-ups that intend to test a prototype, a product or service, a business model or just want to expand their business can apply for the BlueStart programme. The selected projects are aligned with PT’s innovation strategy, thereby encouraging networking and accelerating the innovation efforts.

The programme comprises three steps:

1. Fresh Start;

2. Fast Growing;

3. High Flying.

The Fresh Start phase targets early beginners and includes a Startup Kit, which includes: MeoCloud accounts, virtual public servers, web collaboration and presence tools (domain name, e-mail boxes, sharepoint), data base hosting, access to PT’s exclusive APIs and web services, testing equipment (IOS and Android), as well as favourable rates in PT’s telecommunication services. To the participating projects, PT also offers fully-equipped premises for co-working, technical support provided by a mentor, who is appointed to follow and monitor the projects and contribute with its expertise, ideas, know-how and contacts. This phase also grants the start-ups’’ presence in workshops and other national and international events.

During the first year, PT supported ten projects in this phase, the majority of them derived from Codebits Lab.

Intended for Start-ups that already placed their product and service in the market, the Fast Growing phase comprises not only the previous phase benefits but also operational support in the form of legal and accounting advice/consultancy, mentoring, by appointment of an expert and also access to a set of pilots, for concept, technical and commercial approach assessment.

During 2013, PT supported nine Start-ups in this stage.

Another nine Start-ups entered the High Flying phase, devoted to Start-ups wishing to integrate their products and services in PT’s commercial offering with the aim of expanding to the global market. For this stage, PT provides the Start-ups dissemination both nationally and abroad through its own and its partners’ communication channels. The High Flying Start-ups can benefit from all previous phases advantages and also from support in building bridges with top operational and financial partners.

Beside these events, PT was also present in several innovation contests as jury, namely for: ArriscaC, organised by the University of Coimbra and Desafio Mar, in partnership with the Portuguese Government.

3                 Intellectual Property

For the year 2013, PT was granted the following patents:

•                  National Invention Patent Request No. 105.235, issued on behalf of PT INOVAÇÃO, S.A., NATIONAL CENTRE FOR SCIENTIFIC RESEARCH “DEMOKRITOS” and UNIVERSITY OF AEGEAN for the invention: “Managing Link Layer Resources for Media Independent handover”

Grant date: 15/05/2013

•                  National Invention Patent Request No. 105.765, issued on behalf of PT INOVAÇÃO, S.A. and UNIVERSIDADE DE AVEIRO, for the invention: “Método de Equalização Não-Linear do Canal Ótico no Domínio da Frequência”

Grant date: 02/09/2013

•                  National Invention Patent Request No. 105.392, issued on behalf of PT INOVAÇÃO, S.A. and UNIVERSIDADE DE TRÁS-OS-MONTES E ALTO DOURO for the invention: “Sistema de informação para atendimento ao público”

And the following patent requests were made:

•                  International Patent Request No. PCT/PT2013/000007, made on behalf of PT INOVAÇÃO, S.A., for the invention: “Method and apparatus for allowing channels to be changed”.

Request date: 08/02/2013

•                  Patent Request for Japan No. 2013-523120 — this request corresponds to the national Japanese phase of the International Patent Request no. PCT/PT2011/000026, made on behalf of PT INOVAÇÃO, S.A., NATIONAL CENTRE FOR SCIENTIFIC RESEARCH “DEMOKRITOS” and UNIVERSITY OF AEGEAN, for the invention: “Managing link layer resources for media independent handover”.

Request date: 04/02/2013

•                  Patent Request for North-America No. 13/814143 — this request corresponds to the national USA request of the International Patent Request no. PCT/PT2011/000026, on behalf of PT INOVAÇÃO, S.A., NATIONAL CENTRE FOR SCIENTIFIC RESEARCH “DEMOKRITOS” and UNIVERSITY OF AEGEAN, for the invention: “Managing link layer resources for media independent handover”.

Request date: 11/06/2013

4                 Innovation in International Operations

PT Inovação is the major disseminator of PT’s innovation culture, having technological centres in many African countries and also in Brazil, ensuring in this way the transfer of innovative solutions both inside and outside PT Group.

From all the international operations, the following innovative activities stand out:

•                  Brazil (Oi): Oi has similar innovation practices to PT (e.g. replication of OPEN innovation programme in Oi through the INOVA project). Therefore, there have been numerous interactions between the two companies.

•                  UNITEL (Angola): proceeding with its strategy of expanding next generation networks (fibre) to the whole Angolan territory, UNITEL kept its project of network growth and improvement in all provinces.

SAPO portal success was strengthened, having reached as much as 5 million views in 2013, corresponding to more than 700% growth since its launch 5 year ago. Adding to this accomplishment, SAPO Angola was awarded with the Angolan Superbrand Award.

Regarding innovative telecommunication tariffs, UNITEL launched Plano Boss that allows for users to transfer their balance to other users, responding in this way to new market demands.

•                  MTC (Namibia): 2013 witnessed another technological breakthrough for MTC’s network: the optical fibre roll-out throughout Namibia, in partnership with the national electricity provider. The radio network swap continued at an accelerated pace and the 4G network was expanded to eight new cities, reaching approximately 40% of the population and reinforcing MTC’s leadership in this offering. To support this growth, a new Data Centre was built with state-of-the art technology and MTC’s information systems were improved (MTC XXI Project).

To ensure service resilience, MTC developed a new business continuity and disaster recovery project that replicates the main mobile components for voice and data services.

Always focusing on customer support excellence, MTC opened its first Customer Support Centre, a store dedicated to customer support — data service usage recommendations, repairs, among other services.

Concerning new rates and tariffs, MTC had to adjust to its network evolution and launch a prepaid 4G tariff, new data bundles and Smartshare, a data plan which allows traffic to be shared between users.

In order to facilitate mobile phone top-ups and bill payments, MTC introduced telecommunications vending machines.

•                  CVT (Cape Verde): having mature operations, CVT supports and fosters local business, having launched in 2013 the Caixa de Negócios (PinWin) enterprise solution, a service offering which combines CV Multimedia telecommunications services with a management software platform (PingWin). The “Caixa de Negócios” enables profitability analysis, invoicing, charging, stock control and purchasing and supplier management.

Focusing on customer service, the ACM — Active Campaign Manager was launched, a mobile campaign dynamic management tool that differentiates deal offerings according to each customer’s consumption profile.

The offering for personal users was also expanded, with new eight stores, the launch of the first national unlimited internet traffic rate (Zap Net Sem Limites), the first tribal tariff, targeting younger users (Tarifário POWA SWAG Total), the first international communication minutes plan for mobile users, intended for communication with the large emigrant community and the first national unlimited off peak voice communications for fixed line. The television offering was reinforced with the release of new channels — provisioning of key sports content with “A’Bola TV”, “Benfica TV” and “Sport TV África”, combined with an information service of major football match results from the Portuguese, Spanish and English leagues. It was also launched Zap Yes, the new television bundle with price entry point for the low-end segment. A service dedicated to infants was also launched allowing for parents to buy a mobile phone specifically designed for children (Q9 Kids) and subscribe the corresponding Grilo Kids service that allows for children to talk to their parents at an especially low rate. To foster access to data traffic, CVT launched DiBorla Domingão, a opt in service that allows for unlimited on net service on Sundays, for 100 ECV (€0.90).

Customer care was improved by changing the sourcing models and reinforcing the call centre service, having achieved significant improvements in the service quality.

Concerning management best practices, several innovative initiatives took place to improve corporate efficiency. To this end, new central collections model was implemented and a revenue assurance department was created, to control credit and revenue, respectively. Aiming reducing churn, a client retention and winback model was also deployed.

Following the latest industry trends, CVT started planning its services and product convergence, by creating a task force to accompany this process.

In 2013, to support the community, CVT launched the first music festival cycle with CV Móvel Branding (CV Móvel ao Vivo and Festival de Verão CV Móvel).

•                  CST (São Tomé e Príncipe): in 2013 CST launched the fibre optic fibre offering in São Tomé e Príncipe. At the same time, the 3G network continued to be expanded, contributing to the improved internet speed connection in the whole territory. The network upgrading project kept its environmental and sustainable approach and the supply of alternative energy sources (solar and wind) to remote BTS was continued.

Regarding the commercial offerings, mobile broadband was launched for the first time in São Tomé e Príncipe, along with ATM mobile top-up.

In the area of social responsibility, CST agreed with São Tomé e Príncipe’s government to promote and foster access to new ICT by installing ADSL in the countries’ schools with a 75% discount, and by delivering recycled computers to the least privileged schools. This agreement also foresees the Liga CST Escolas Programme, a financial support and consultancy programme for sports promotion in schools and also Connect In, a digital inclusion programme that includes the set up of several tele-centres devoted to the promotion of ICT among young people.

With the support of Instituto Marquês de Valle Flôr, CST committed to building the country’s digital generation and to promoting education and public health services through ICT.

•                  TT (East Timor): Timor poses a great geographic challenge to the installation of efficient telecommunications networks. PT embraced this challenge and in 2013 started the building of the fibre optic metropolitan network of Díli, continued the expansion of 3G network in all territory (increase in the number of BTS by 43%) and the backbone network upgrade.

Timor Telecom’s distribution network was fully restructured through the engagement of small agents and the expansion to more remote locations. This network of small agents allowed for hundreds of people to have a new income source, critical to them and their families and also took TT services to a greater number of customers. To support this distribution network, a total of 18 stores were built and refurbished, making TT present in all Timorese districts, the most widespread distribution network in the country.

There was also innovation in customer services, with the expansion of the internet access community centres and the reorganisation of the company’s call centre in accordance with the best international guidelines and standards for the sector. Timor Telecom’s call centre was installed with IVR and call recording, staff were given expert training, were organised according to the different services, and global and individual goals were established. In as little as 6 months, the service rate grew from 38% to 90% and customer satisfaction reached unprecedented high levels. Comprised of more than 100 employees, Timor Telecom’s call centre is the cornerstone of customer service.

To innovate its offering, Timor Telecom also launched the online customer services portal and electronic billing.

Regarding new tariffs, Timor Telecom launched the electronic top-up service (Pulsa Lais), available in the whole territory. Targeting young people, the first tribal rate was introduced (Diak), having special features devoted to social networks. Also the first tariff by the second (Viva) was made available to customers.

For the corporate customers, Timor Telecom launched the corporate VPN, with low rates for communications within the company’s network.

The Value-added service offering was also improved, with successes in 2013 including the introduction of Telebola (a mobile phone football quiz), the news service and the sports results service, both via SMS. Among young people, the Facebook service via SMS was an enormous success.

Timor Telecom’s commitment to the country is also reflected in the sponsorship of the national football team.

05

Financial Review

Consolidated income statement

Consolidated income statement (1)	Euro million

	2013	2012	y.o.y
Operating revenues	2,911.2	3,079.0	(5.4)%
Portugal (2)	2,559.6	2,700.5	(5.2)%
Residential	721.1	711.7	1.3%
Personal	655.2	688.1	(4.8)%
Enterprise	790.8	896.0	(11.7)%
Wholesale, other and eliminations	392.5	404.7	(3.0)%
Other and eliminations	351.6	378.5	(7.1)%
Operating costs (3)	1,748.8	1,788.9	(2.2)%
Wages and salaries	399.3	413.6	(3.5)%
Direct costs	458.8	457.4	0.3%
Commercial costs	310.0	318.6	(2.7)%
Other operating costs	580.7	599.3	(3.1)%
EBITDA (4)	1,162.4	1,290.1	(9.9)%
Post retirement benefits	40.5	57.5	(29.7)%
Depreciation and amortisation	726.3	765.3	(5.1)%
Income from operations (5)	395.6	467.3	(15.3)%
Other expenses (income)	50.3	(24.5)	n.m.
Curtailment costs, net	127.1	2.4	n.m.
Net losses (gains) on disposal of fixed assets	(3.4)	(3.5)	(3.2)%
Net other costs (gains)	(73.4)	(23.4)	213.6%
Income before financ. & inc. taxes	345.4	491.8	(29.8)%
Financial expenses (income)	(104.6)	56.1	n.m.
Net interest expenses (income)	257.4	213.0	20.8%
Equity in earnings of affiliates and joint ventures, net	(440.6)	(207.3)	112.6%
Net other financial losses (gains)	78.6	50.3	56.1%
Income before income taxes	450.0	435.7	3.3%
Provision for income taxes	(62.0)	(125.6)	(50.6)%
Income before non-controlling interests	388.0	310.1	25.1%
Losses (income) attributable to non-controlling interests	(57.0)	(84.3)	(32.4)%
Consolidated net income	331.0	225.8	46.6%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report. (2)  Businesses in Portugal include wireline and MEO (previously named TMN). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

PT’s consolidated financial statements are prepared in accordance with IFRS as adopted by the European Union, under which the adoption of IFRS 11 Joint Arrangements is mandatory only as from 1 January 2014, although early adoption is allowed. Under IFRS 11, the proportional consolidation of joint controlled entities is no longer possible and equity method of accounting is required. PT decided for the early adoption of IFRS 11, once the adoption of this standard is mandatory for NYSE reporting. Following the early adoption of IFRS 11, PT’s joint control interest in Oi, Contax and controlling entities was accounted by the equity method and prior year information was restated accordingly. In addition, in 2013 the new IAS 19 Post Retirement Benefits (more detail in the Note 4 of the Financial Statements of the annual report) became effective.

Consolidated operating revenues

In 2013, consolidated operating revenues decreased by Euro 168 million to Euro 2,911 million (-5.4% y.o.y). This performance is explained by revenue decline in the Portuguese telecommunications businesses (Euro 141 million) and a lower contribution from other international operations, namely MTC, due to negative currency effect, and Timor Telecom.

In 2013, revenues from Portuguese telecommunications businesses decreased by 5.2% y.o.y to Euro 2,560 million, while service revenues decreased by 5.9% y.o.y, having robustly improved the quarterly trend when comparing the 4Q13 (-3.8% y.o.y) to 3Q13 (-5.8% y.o.y), 2Q13 (-7.0% y.o.y) and 1Q13 (-6.7% y.o.y). Revenue performance continued to be impacted by the pricing and competitive dynamics and by the macroeconomic environment. Against this backdrop, in 2013 PT posted continued growth in the Residential segment and presented improved trends in the Personal segment. Private consumption in Portugal decreased by 2.2% in 3Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted flat revenues in 4Q13, outperforming the market. This performance proves the success of PT’s offering, namely M4O, which is gaining momentum in the market, having reached more than 1.7 million RGUs in February 2014. The Enterprise segment is penalised by competitive dynamics that are impacting pricing environment, namely in mobile services, notwithstanding a remarkable improved performance from SMEs and SOHOs in 4Q13, underpinned by the fixed line business. Revenues from Wholesale, other and eliminations in 2013 decreased by 3.0% y.o.y to Euro 393 million, reflecting lower acesses and capacity revenues and a Euro 10 million decline in the directories business (-27.9% y.o.y) reflecting secular trends.

Other revenues, including intra-group eliminations, decreased by Euro 27 million (-7.1% y.o.y) to Euro 352 million in 2013, reflecting mainly negative currency effects (Euro 40 million). Adjusting for this effect, other revenues would have increase by Euro 13 million, primarily explained by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data services, partially offset by a lower contribution from Timor Telecom (Euro 8 million) following the entrance of new competitors in the market.

Assuming the proportional consolidation of Oi and Contax, total operating revenues would have amounted to Euro 5,988 million in 2013, decreasing by 9.3% y.o.y, with Oi representing Euro 2,660 million. In this context, the contribution from international assets to consolidated operating revenues would have stood at 56.5% in 2013, with Brazil accounting for 51.3%, as compared to 58.4% and 53.3% in 2012, respectively, a decrease that is explained by following the impact of the depreciation of the Brazilian Real against the Euro.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits decreased by Euro 40 million (-2.2% y.o.y) to Euro 1,749 million in 2013, as compared to Euro 1,789 million in 2012, primarily reflecting a lower contribution from Africatel businesses (Euro 11 million) and from Portuguese telecommunications business (Euro 31 million), with the latter being explained by lower wages and salaries, reflecting focus on cost control and a decrease in overtime remunerations, lower third party costs and maintenance and repairs, reflecting PT’s cost cutting efforts, and also lower costs of goods sold, effects that more than offset an increase in direct costs reflecting mainly higher programming costs on the back of sustained customer growth and investment in the differentiation of the MEO content offering and higher marketing expenses, reflecting the increased push of commercial activities due to the rollout of M4O.

Wages and salaries, decreased by Euro 14 million (-3.5% y.o.y) to Euro 399 million in 2013, as compared to Euro 414 million in 2012, primarily reflecting a lower contribution from Portuguese telecommunications business (Euro 9 million), mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the second quarter of 2013. Wages and salaries accounted for 13.7% of consolidated operating revenues in 2013.

Direct costs, increased by Euro 1 million (+0.3% y.o.y) to Euro 459 million in 2013, as compared to Euro 457 million in 2012, primarily due to a higher contribution from the Portuguese telecommunications business, mainly reflects an increase in programming costs, driven by customer growth and investment in content for our Meo offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services as a result of the increased weight of these services as part of our revenues. These effects more than offset lower mobile traffic costs, explained by a reduction in services rendered and also the impact of the regulatory mobile termination rate cuts, and lower costs associated with our directories business. Direct costs accounted for 15.8% of consolidated operating revenues in 2013.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, decreased by 2.7% y.o.y (Euro 9 million) in 2013 to Euro 310 million, as compared to Euro 319 million in 2012, primarily reflecting a reduction in Portuguese support companies as a result of PT’s cost cutting efforts and strong focus on cost efficiency. The higher contribution of Portuguese telecommunications businesses is primarily explained by higher marketing and publicity expenses, reflecting the increased push of commercial activities due to the rollout of M4O, partially offset by lower costs of goods sold, reflecting lower subsidies and lower average cost of handsets. Commercial costs accounted for 10.6% of consolidated operating revenues in 2013.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, decreased by Euro 19 million (-3.1% y.o.y) to Euro 581 million in 2013, as compared to Euro 599 million in 2012, primarily reflecting a lower contribution from Portuguese telecommunications business, primarily as a result of lower maintenance and repair expenses and other third party services, which benefited from the roll-out of our FTTH network and an extensive field force transformation programme, and lower other expenses.

EBITDA

In 2013, consolidated EBITDA decreased by Euro 128 million (-9.9% y.o.y) to Euro 1,162 million, as compared to Euro 1,290 million in 2012, mainly due to: (1) the EBITDA decline in the Portuguese telecommunications businesses (Euro 110 million, -9.1% y.o.y), primarily due to lower revenues (Euro 141 million) as explained above, and (2) the 20.1% y.o.y (Euro 18 million) decrease in EBITDA from other businesses, reflecting the depreciation of the Namibian Dollar and other negative currency effects (Euro 19 million). On a constant currency basis, EBITDA from other businesses would have remained broadly flat at Euro 89 million, as the higher contribution from MTC was offset by a lower contribution from Timor Telecom and CVT. Additionally, excluding the impact of foreign currency movements against the Euro, consolidated EBITDA would have declined by 8.4% y.o.y in 2013.

EBITDA by business segment (1) (2)	Euro million

	2013	2012	y.o.y
Portugal	1,091.0	1,200.7	(9.1)%
Other	71.3	89.3	(20.1)%
EBITDA	1,162.4	1,290.1	(9.9)%
EBITDA margin (%) (3)	39.9	41.9	(2.0pp )

(1) ) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) EBITDA margin = EBITDA / operating revenues

In 2013, EBITDA from the Portuguese telecommunications businesses amounted to Euro 1,091 million (-9.1% y.o.y), equivalent to a 42.6% margin, having improved strongly the quarterly trend when comparing the 4Q13 (-5.8% y.o.y) to 3Q13 (-9.1% y.o.y), 2Q13 (-9.7% y.o.y) and 1Q13 (-11.7% y.o.y). The EBITDA performance is the result of the decline in service revenues (Euro 149 million), which have high operating leverage, and also of lower margin in new services provided by the Enterprise segment. In effect, in a context where service revenues minus direct costs declined by Euro 150 million, EBITDA declined only by Euro 110 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a continuous decline in the directories business.

Assuming the proportional consolidation of Oi and Contax, EBITDA would have amounted to Euro 2,122 million in 2013, decreasing by 6.5% y.o.y, with Oi representing Euro 896 million. In this context, international assets would have represented 52.1% of PT’s consolidated EBITDA in 2013, with the Brazilian businesses accounted for 45.1% of EBITDA in the period, as compared to 50.4% and 43.0% in 2012, respectively.

Net Income

Post retirement benefits costs decreased from Euro 58 million in 2012 to Euro 40 million in 2013, reflecting the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 2013.

Depreciation and amortisation costs amounted to Euro 726 million in 2013, compared to Euro 765 million in 2012, a reduction that reflects lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 34 million), explained by the decline in capex occurred in the last years against the backdrop of the investments in future proof technologies and network undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Curtailment costs amounted to Euro 127 million in 2013 reflecting mainly a redundancy programme of approximately 400 employees implemented in 2Q13.

Net gains on disposals of fixed assets remained stable at Euro 3 million in 2013 compared to 2012.

Net other gains amounted to Euro 73 million in 2013, compared to Euro 23 million in 2012. In 2013, this caption includes: (1) a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognised; (2) a gain related to the wireline Concession Agreement, and (3) certain provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 2012, this caption included a gain related to the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, net of provisions and adjustments, recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Net interest expenses increased to Euro 257 million in 2013 as compared to Euro 213 million in 2012, reflecting primarily an increase in the average cost of net debt (Euro 40 million), from 4.4% in 2012 to 5.3% in 2013, mainly as a result of a lower return on cash applications and, to a lesser extent, an increase in the cost of gross debt from 4.5% in 2012 to 4.8% in 2013.

Equity in earnings of affiliates and Joint Ventures, which includes PT’s share in the earnings of associated companies and also joint ventures that are now accounted for by the equity method following the adoption of IFRS 11, amounted to Euro 441 million in 2013, including a Euro 310 million gain related to the disposal of the investment in CTM. Adjusting for this impact and PT’s share in the earnings of CTM in 2012 (Euro 26 million), equity in earnings of affiliates and joint ventures would have amounted to Euro 130 million in 2013, a decrease from Euro 181 million in 2012, mainly reflecting: (1) lower earnings from Oi, as higher depreciation and amortisation costs and interest expenses more than offset the gain recorded in connection with the disposal of its cable submarine operation, and (2) a lower contribution from African equity assets due to changes in corporate tax and currency effects in 2013, as operationally equity investments continue to perform positively.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 50 million in 2012 to Euro 79 million in 2013, reflecting primarily: (1) higher foreign currency losses (Euro 20 million), mainly due to the impact of the depreciation of the US Dollar against the Euro, and (2) higher net other financial expenses mainly related to certain banking services.

Income taxes decreased to Euro 62 million in 2013, as compared to Euro 126 million in 2012, due to lower taxable earnings across all businesses, reflecting higher curtailment charges and interest expenses, that more than offset the negative impact of Euro 32 million resulting from the change in the statutory tax rate in Portugal, from 25% to 23% as from 2014, as a result of which certain deferred tax assets were re-measured based on the new tax rate.

Income attributable to non-controlling interests amounted to Euro 57 million in 2013 and Euro 84 million in 2012. The reduction of Euro 27 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 21 million), mainly due to corporate tax and currency effects, and (2) Timor Telecom (Euro 5 million).

Net income amounted to Euro 331 million in 2013 compared to Euro 226 million in 2012. This increase is explained primarily by: (1) the gain recorded in connection with the sale of the investment in CTM; (2) lower depreciation and amortisation expenses at Portuguese operations, and (3) higher non-recurrent gains. These effects were partially offset by: (1) lower EBITDA from Portuguese telecommunications businesses; (2) the curtailment costs reflecting a redundancy programme of approximately 400 employees; (3) higher interest expenses at Portuguese operations, reflecting an increase in the cost of debt and a lower return on cash applications, and (4) a reduction in PT’s share in the earnings of equity assets and joint ventures.

Capex

Capex amounted to Euro 589 million in 2013, equivalent to 20.2% of revenues, as compared to Euro 661 million in 2012. This decrease is explained by a lower contribution from Portuguese telecommunications businesses (Euro 66 million), which stood at Euro 490 million in 2013, reflecting: (1) lower customer related capex, explained by lower unitary equipment costs and lower churn across the pay-TV and broadband services, and (2) lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. Capex in the Portuguese telecommunications businesses is expected to be more demand driven, given the recent investments in the modernisation of the networks and in technology, and in 2014 should be below Euro 400 million. Capex from other businesses decreased by 6.3% y.o.y to Euro 99 million in 2013, reflecting mainly the impact of the depreciation of the Namibian Dollar against the Euro (Euro 8 million).

Capex by business segment (1)	Euro million

	2013	2012	y.o.y
Portugal	490.0	555.5	(11.8)%
Other	99.1	105.7	(6.3)%
Total capex	589.0	661.2	(10.9)%
Capex as % of revenues	20.2	21.5	(1.2pp )

(1) ) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report.

Cash Flow

In 2013, operating cash flow stood at Euro 508 million as compared to Euro 577 million in 2012. This decline in operating cash flow (Euro 69 million) is explained by a lower EBITDA minus Capex (Euro 56 million), mainly related to Portuguese telecommunications businesses, and a higher investment in working capital (Euro 16 million).

Free cash flow (1)	Euro million

	2013	2012	y.o.y
EBITDA minus Capex	573.3	628.9	(8.8)%
Non-cash items	25.8	23.3	11.0%
Change in working capital	(91.1)	(75.1)	21.3%
Operating cash flow	508.1	577.0	(11.9)%
Interests	(230.3)	(236.6)	(2.7)%
Net reimbursements (contributions) to pension funds (2)	(20.6)	(26.7)	(22.6)%
Paym. to pre-retired, suspended employees and other	(158.6)	(160.5)	(1.2)%
Income taxes	(60.9)	(54.9)	10.9%
Dividends received	114.7	265.1	(56.7)%
Disposal of CTM	335.7	0.0	n.m.
Other cash movements	(112.5)	(112.8)	(0.2)%
Free cash flow	375.5	250.6	49.8%

(1) ) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report. (2) In 2013 and 2012, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 21.8 million and Euro 25.5 million, respectively.

In 2013, consolidated free cash flow amounted to Euro 376 million, while in 2012 stood at Euro 251 million, reflecting primarily the proceeds from the sale of CTM, amounting to Euro 336 million. This was partially offset by: (1) a lower operating cash flow (Euro 69 million), as referred to above, and (2) lower dividends received from affiliated companies (Euro 150 million), mainly related to the dividends received from Unitel in 2012 (Euro 50 million) and lower dividends received from Oi in 2013 (Euro 98 million), reflecting the R$3 billion dividends paid by Oi in 2012 (R$ 2 million relating to the year 2011 and R$1 billion as an advance over 2012 profits) as compared to R$1.5 billion paid in 2013 (the remaining R$ 1 billion relating to the year 2012 and R$0.5 billion as an advance over 2013 profits).

Consolidated Net Debt

Consolidated net debt adjusted for unused tax credits related to payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,619 million as at 31 December 2013, stable when compared to Euro 4,620 million as at 30 September 2013. Total consolidated net debt amounted to Euro 4,798 million as at 31 December 2013, as compared to Euro 4,760 million as at 31 December 2012, an increase of Euro 38 million reflecting primarily the dividends paid by PT to its shareholders (Euro 285 million) and by PT’s subsidiaries to non-controlling interests (Euro 32 million) and also a negative effect resulting from the depreciation of certain foreign currencies against the Euro (Euro 75 million), namely the impact of the depreciation of the Brazilian Real against the Euro on cash and cash equivalents at the Brazilian holding companies that held the investments directly in Oi and Contax. These effects were partially offset by the positive free cash flow generated in the period (Euro 376 million).

Change in net debt (1)	Euro million

	2013	2012
Net debt (initial balance)	4,760.3	4,294.0
Less: free cash flow	375.5	250.6
Translation effect on foreign currency debt	75.0	0.0
Dividends paid by PT	284.7	569.3
Other (2)	53.6	147.7
Net debt (final balance)	4,798.1	4,760.3
Less: Tax effect on unfunded post retirement benefits obligations (3)	178.9	194.5
Adjusted net debt (final balance)	4,619.1	4,565.8
Change in net debt	37.7	466.4
Change in net debt (%)	0.8%	10.9%

(1) ) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report. (2) This caption includes a payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal, the dividends paid by PT’s subsidiaries to non-controlling interests. (3) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations. Following the business combination between PT and Oi, the maintenance of tax losses carry forward computed under the tax consolidation regime (“RETGS”) is subject to approval under the terms of the applicable legislation.

As at 31 December 2013, total consolidated gross debt amounted to Euro 7,371 million, of which 79.8% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 81.6% was set at fixed rates. The amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,257 million at the end of December 2013, which includes Euro 683 million of undrawn committed commercial paper lines and facilities.

PT’s average cost of net debt stood at 5.3% in 2013, compared to 4.4% in 2012, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.8% in 2013 and 4.5% in 2012. The increase in the cost of gross debt is explained primarily by the bonds issued in July and October 2012 bearing interest at annual rates of 6.25% and 5.875%, respectively. The maturity of PT’s net debt was 5.5 years as at 31 December 2013, benefiting from the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 1 billion Eurobond issued in 2009.

Post Retirement Benefit Obligations

As at 31 December 2013, the projected post retirement benefit obligations (PBO) related to pension complements and healthcare amounted to Euro 494 million and the market value of assets under management amounted to Euro 386 million, compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 852 million as at 31 December 2013 and Euro 730 million as at 31 December 2012, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 959 million and after-tax unfunded obligations amounted to Euro 739 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants.

Total gross unfunded obligations increased by Euro 125 million to Euro 959 million as at 31 December 2013, reflecting primarily curtailment charges (Euro 127 million), post retirement benefit costs (Euro 19 million) and net actuarial losses recorded in the period (Euro 139 million), mainly as a result of an one year increase of the legal retirement age, which more than offset payments of salaries to suspended and pre-retired employees, amounting to Euro 159 million in 2013.

Post retirement benefit obligations (1)	Euro million

	31 December 2013	31 December 2012
Pensions obligations	117.2	127.3
Healthcare obligations	376.5	375.4
PBO of pension and healthcare obligations	493.7	502.7
Market value of funds	(386.3)	(399.4)
Unfunded pensions and healthcare obligations	107.4	103.3
Salaries to suspended and pre-retired employees	851.7	730.4
Gross unfunded obligations from Portuguese businesses	959.0	833.7
After-tax unfunded obligations from Portuguese businesses	738.5	625.3

(1) ) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report.

Change in gross unfunded obligations (1)	Euro million

	2013	2012
Gross unfunded obligations (initial balance)	833.7	911.9
Post retirement benefits costs(PRB) (2)	18.7	35.2
Curtailment cost	127.1	2.4
Net reimbursements (contributions) to pension funds	(1.3)	(1.2)
Salary payments to pre-retired, suspended employees and other	(158.6)	(160.5)
Net actuarial (gains) losses	139.5	45.9
Gross unfunded obligations (final balance)	959.0	833.7

(1) ) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report. (2) In 2013 and 2012, this caption excludes the service cost associated with active employees who were entitled to pension benefits related to the regulated pension plans transferred to the Portuguese State amounting to Euro 21.8 million and Euro 22.3 million, respectively.

Equity

As at 31 December 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 1,641 million, representing a decrease of Euro 663 million in 2013, when compared to Euro 2,305 million as at 31 December 2012. This decrease is primarily explained by: (1) negative foreign currency translation adjustments generated in the period (Euro 601 million), which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro; (2) dividends paid to PT’s shareholders in May 2013 (Euro 278 million), and (3) net actuarial losses recorded in the period (Euro 118 million, net of taxes). These effects more than offset the net income generated in the period amounting to Euro 331 million.

Change in shareholders’ equity (excluding non-controlling interests) (1)	Euro million

2013
Equity before non-controlling interests (initial balance)	2,304.6
Net income	331.0
Net currency translation adjustments	(601.1)
Dividends paid by PT	(277.9)
Net actuarial gains (losses), net of taxes	(118.0)
Other	2.8
Equity before non-controlling interests (final balance)	1,641.3
Change in equity before non-controlling interests	(663.3)
Change in equity before non-controlling interests (%)	(28.8)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

	31 December 2013	31 December 2012
Cash and equivalents	2,573.1	2,614.8
Accounts receivable, net	1,170.7	1,196.7
Inventories, net	85.9	104.9
Financial investments	2,941.8	3,399.6
Intangible assets, net	1,098.3	1,183.2
Tangible assets, net	3,438.5	3,578.9
Accrued post retirement asset	1.8	1.6
Other assets	80.2	126.6
Deferred tax assets and prepaid expenses	630.1	622.8
Total assets	12,020.4	12,829.1
Accounts payable	587.7	682.0
Gross debt	7,371.1	7,375.1
Accrued post retirement liability	960.9	835.4
Other liabilities	742.7	861.8
Deferred tax liabilities and deferred income	491.1	537.5
Total liabilities	10,153.6	10,291.8
Equity before non-controlling interests	1,641.3	2,304.6
Non-controlling interests	225.5	232.7
Total shareholders’ equity	1,866.8	2,537.3
Total liabilities and shareholders’ equity	12,020.4	12,829.1

(1) ) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report.

Total assets decreased to Euro 12.0 billion as at 31 December 2013 compared to Euro 12.8 billion as at 31 December 2012, reflecting the impact of the depreciation of the Brazilian Real against the Euro on PT’s investment in Oi and Contax (Euro 0.5 billion) and the dividends paid in 2Q13 to PT’s shareholders (Euro 0.28 billion). Total liabilities stood at Euro 10.2 billion as at 31 December 2013 compared to Euro 10.3 billion as at 31 December 2012.

06

Business performance

Portuguese Telecommunications Businesses

On 27 January 2014, MEO became the only PT brand for the consumer segment (residential and mobility). All services rendered by TMN are now provided under the MEO brand. In carrying through this transformation, PT took into consideration the consumption trends of its customers, as well as its strategy for the consumer area, including the residential and personal segments, which consists of the investment in fixed-mobile convergence and in convergence of services, namely voice, internet and TV. Also following a rationale of convergence in the enterprise sector, PT now addresses the market under the brand PT Empresas, which aggregates the services hitherto provided by PT Negócios and PT Prime. This new convergence positioning incorporates Portugal Telecom’s innovation and technology strategy that aims at improving the lives of its customers, through its unique ability of integrating different technologies, terminals and convergent services. Additionally, the unification of brands will allow Portugal Telecom to continue promoting efficiency and enhancing the profitability of its assets.

PT invested in four key areas in order to prepare itself for convergence, namely: (1) state-of-the-art network with integrated management for fixed-mobile network; (2) storage and processing, with the inauguration of one of the most efficient data centres in the world and the creation of partnerships to deliver the best cloud solutions; (3) customer touch points, with the integration of fixed and mobile stores under a unique concept and a single CRM software with a 360º customer vision, and (4) multi-platform apps, to enhance customers experience.

Portuguese operating data

	2013	2012	y.o.y
Fixed retail accesses (‘000)	5,158	5,052	2.1%
PSTN/ISDN	2,549	2,604	(2.1)%
Broadband customers	1,294	1,225	5.6%
Pay-TV customers	1,315	1,223	7.5%
Mobile Customers (‘000)	7,896	7,598	3.9%
Postpaid	2,925	2,469	18.5%
Prepaid	4,971	5,129	(3.1)%
Net additions (‘000)
Fixed retail accesses	105	257	(59.1)%
PSTN/ISDN	(55)	(43)	(27.6)%
Broadband customers	69	119	(42.1)%
Pay-TV customers	91	181	(49.6)%
Mobile Customers	298	154	93.3%
Postpaid	456	91	n.m.
Prepaid	(158)	63	n.m.
Data as % of mobile service revenues (%)	36.5	32.6	3.9pp

In 2013, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 2.1% y.o.y to 5,158 thousand (net additions reached 105 thousand in 2013), and mobile customers up by 3.9% y.o.y to 7,896 thousand (298 thousand net additions in 2013 mainly driven by postpaid, reflecting 456 thousand postpaid net additions), on the back of the success of PT’s offering, namely M4O, which has gaining momentum during the year, having reached 1.7 million RGUs in February 2014.

Growth of fixed retail customers was underpinned by a solid performance of MEO with pay-TV customers up by 7.5% y.o.y to 1,315 thousand (net additions of 91 thousand in 2013), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of difficult economic environment and already high penetration of pay-TV. PT’s triple-play customers (voice, broadband and pay-TV) accounted for 119 thousand net additions in 2013 reaching 952 thousand customers (up by 14.3% y.o.y).

In 2013, mobile customers benefited from the performance of postpaid customers, which grew by 18.5% y.o.y to 2,925 thousand (456 thousand net additions in 2013), benefiting from the launch of the convergent offer M4O, which continue to leading to a prepaid to postpaid migration in mobile customer base, and from the growth of the “unlimited” tariff plans (+11.8% y.o.y in 2013). The “Moche” tariff plans also continued to show solid growth trends (+18.0% y.o.y in 2013 to 1,926 thousand).

Residential

In 2013, residential retail accesses or retail revenue generating units (RGUs) increased by 1.3% y.o.y, reaching 3,892 thousand, with pay-TV and broadband accesses already accounting for 57.2% of total residential retail accesses as at 31 December 2013. In 2013, retail net additions reached 51 thousand, as a result of: (1) growth of the pay-TV service, which accounted for 44 thousand net additions, and (2) 34 thousand net adds of fixed residential broadband, reflecting the continued growth in triple-play and quadruple-play bundles. MEO reached 1,179 thousand pay-TV customers (+3.8% y.o.y), while fixed residential broadband reached 1,049 thousand customers. Unique customers in the residential segment reached 1,842 thousand while triple-play customers stood at 839 thousand (+9.1% y.o.y) and already represented 45.6% of PT’s residential customers, extending its leadership in this market. The continued and sustainable growth of triple and quadruple-play bundles have led to a stable ARPU of Euro 31.7 and to an increase of RGU’s per unique customer from 2.04 in 2012 to 2.11 in 2013, despite a lower contribution from other value added services.

Residential operating data

	2013	2012	y.o.y
Fixed retail accesses (‘000)	3,892	3,841	1.3%
PSTN/ISDN	1,665	1,692	(1.6)%
Broadband customers	1,049	1,015	3.3%
Pay-TV customers	1,179	1,135	3.8%
Unique customers	1,842	1,881	(2.1)%
Net additions (‘000)
Fixed retail accesses	51	284	(82.2)%
PSTN/ISDN	(27)	18	(252.2)%
Broadband customers	34	104	(67.4)%
Pay-TV customers	44	162	(73.1)%
ARPU (Euro)	31.7	31.6	0.3%
Non-voice revenues as % of revenues (%)	66.0	63.4	2.5pp

As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence as referred to above, PT presented its first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 120 channels, up to 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all nacional wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks. In July, M4O was also made available through Satellite, which allowed PT to expand this convergent offer throughout the entire country. M4O Satellite offers the same package, with the only difference being the channel offering. PT also launched a new package named M3O that allows the customer to choose the same features as M4O, but without the internet access for a monthly fee that is Euro 15 lower.

MEO’s MO2 enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The MO offer allows all families to have access to more services and of superior quality for a monthly fee of Euro 79.99, including two mobile SIM cards allowing unlimited voice and SMS to all fixed and mobile networks and 200MB of internet access. Up to two additional SIM cards can be included for monthly fee of Euro 7.5 per each SIM card. In April 2013, PT launched two new Internet packages, with traffic allowances of 200MB (IT Light) for Euro 2.99 per month and 5GB (IT Ultra) for Euro 19.99 per month. At the same time, PT repositioned the existing IT packages offering additional savings of up to 55%: IT Super offers 500MB of traffic for Euro 4.99 per month and IT Super Plus offers 1GB of traffic for Euro 7.99 per month.

During 2013, PT continued to consolidate MEO’s leadership in terms of innovation, content differentiation and customer experience. In what concerns MEO GO!, the MEO service over the top application that allows access to 60+ channels, video on demand and recordings on smartphones, tablets and PC through WiFi and mobile networks, it is worth highlighting the launch of the new MEO GO! Apps for Android tablets and iPad, for Windows 8 and the redesign of MEO GO! website. MEO continued to innovate and to add new content to its grid through: (1) the launch of CM TV, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal, “Correio da Manhã”; (2) the launch of the KBS World HD channel, and (3) several promotions on existing content, namely the campaign offering two free monthly fees on Globo Premium. New content was also made available in the Meo Kids. Additionaly, PT continued to focus on the intensification of the partnerships with content providers, focusing on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aiming at adapting further the content cost structure to the macro environment, thus generating savings in content costs. In April 2013, MEO launched together with TVI, a leading free-to-air portuguese channel, an interactive channel entirely dedicated to the programme “Big Brother VIP” enabling access to the Big Brother house for 24 hours a day and to be able to follow all that happens between competitors of the most watched reality show of the world. The “Big Brother VIP” channel stood at fourth place in the April audience ranking. During 3Q13, MEO also launched two new interactive red button applications over linear channels, featuring an application over the most successful TV programmes in Portugal: (1) “X Factor”, developed in partnership with SIC, and (2) “I love it”, a youth TV series, developed in partnership with TVI. Also in 3Q13, leveraging on the fourth edition of Secret Story, the notorious reality show on TVI, MEO launched an exclusive Secret Story channel in late September 2013, following the success of the previous ones, airing live 24h of the Secret Story house, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive content.

MEO marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In 3Q13, MEO aired a new campaign, “Mundo MEO”, to strengthen its market position as an innovative brand. This campaign describes MEO’s key diferentiating features: (1) MEO Kanal; (2) MEO Karaoke; (3) PVR-experience; (4) interactive apps, and (5) MEO Music.

Revenues in the Residential segment reached Euro 721 million in 2013, up by 1.3% y.o.y. Service revenues have slowdown due to: (1) increased competitive aggressiveness, namely in terms of pricing; (2) already high pay-TV penetration, and (3) shifting of market share gains coming from Pay-TV market expansion in price sensitive segment, notwithstanding positive net adds. This performance was achieved on the back of the continued strong performance of MEO triple-play offer and M4O, resulting in an increase in RGU’s per unique customer. As a result of the higher penetration of triple and quadruple-play offers, the weight of non-voice services in Residential service revenues stood at 66.0% (+2.5pp y.o.y) in 2013 and the weight of flat revenues stood at 89.1% (+1.8pp y.o.y).

Personal

In 2013, mobile Personal customers, including voice and broadband customers, continued to show a strong performance having increased by 5.1% y.o.y to 6,330 thousand. In 2013, mobile Personal customers registered 306 thousand net additions underpinned by the solid performance in postpaid (440 thousand net additions in 2013). This performance is anchored on the strong commercial success of M4O, which is supporting the transformation of the Portuguese mobile market by introducing convergence which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 3Q13 for the fourth consecutive quarter (+2.4pp), unlike the competition. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at February 2014, M4O total RGUs amounted to 1.7 million. M4O offer is proving to attract new customers as 58% subscribe two SIM cards, 22% three SIM cards and 29% four SIM cards. Net disconnections of prepaid customers stood at 133 thousand in 2013, notwithstanding the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012.

Personal operating data

	2013	2012	y.o.y
Mobile Customers (‘000)	6,330	6,024	5.1%
Postpaid	1,533	1,093	40.2%
Prepaid	4,797	4,931	(2.7)%
Net additions (‘000)	306	92	233.2%
Postpaid	440	30	n.m.
Prepaid	(133)	62	n.m.
MOU (minutes)	98	93	5.4%
ARPU (Euro)	7.6	8.7	(12.5)%
Customer	7.1	8.0	(10.9)%
Interconnection	0.5	0.7	(30.5)%
SARC(Euro)	24.6	27.9	(11.6)%
Data as % of service revenues (%)	35.8	33.2	2.6pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 93% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. MEO’s (previously named TMN) commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — MEO Music; navigation app — MEO Drive, and MEO Cloud, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national WiFi network. PT’s WiFi offer includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to WiFi whenever the device is within WiFi coverage. As such, WiFi clearly complements 3G and 4G-LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

In January 2013, MEO’s (previously named TMN) multi-SIM 4G-LTE service, that allows customers to share the Internet plafond among the smartphone, tablet and PC, was elected product of the year in the mobile tariff plans category. This award is the result of an independent survey carried out amongst consumers in the sector of fast moving consumer goods. In March 2013, following the launch of M4O, MEO (previously named TMN) repositioned its “Unlimited” tariff plans and launched a commercial campaign aimed at reinforcing the competitiveness of its postpaid tariff plans targeted at heavy mobile consumers that want to use their smartphones without limitations on voice and data services. The new “Unlimited” tariff plans offer unlimited voice and SMS for all national networks, up to 5GB of Internet, unlimited access to PT’s WiFi network, 16GB of storage in MEO Cloud and free access to “MEO Music”, PT’s music streaming service. The range of the “Unlimited” tariff plans addresses different profiles of Internet usage: from the “Unlimited S” that sells at Euro 15.9 per month and offers 200MB per month up to the “Unlimited XL” that sells at Euro 69.9 per month and offers 5GB per month. MEO (previously named TMN) also continued to strengthen its smartphone portfolio, aiming at diversifying operating systems and providing the widest range of handsets to meet customer demand.

In 2013, customer revenues in the Personal segment declined by 6.6% y.o.y to Euro 524 million, showing an improvement throughout the quarters: 4Q13 (-4.5%), 3Q13 (-5.6% y.o.y), 2Q13 (-7.4% y.o.y), 1Q13 (-8.6% y.o.y) and 4Q12 (-9.1% y.o.y), despite the challenging competitive dynamics. This sequential improvement was achieved on the back of: (1) flat fee customer growth and increased weight of flat fee customer revenues (38.5%, +8.2pp y.o.y), underpinned by M4O and “unlimited” tariff plans performance, and (2) increased data revenues explained by increased Smartphone penetration as PT delivers a comprehensive Smartphone portfolio, and “internetnotelemovel” revenues. The decline in customer revenues reflected lower and volatile recharges as a result of difficult economic conditions, price competition and migration to lower tariff plans. Interconnection revenues declined by 27.1% y.o.y to Euro 35 million in 2013, contributing to a total decline of service revenues of 8.2% y.o.y (-4.5% y.o.y in 4Q13, -6.7% y.o.y in 3Q13, -10.0% y.o.y in 2Q13, -11.4% y.o.y and in 1Q13). In effect, MTRs which declined throughout 2012, from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012, averaged out and contributed to an improvement of interconnection revenues throughout 2013 (-0.8% y.o.y in 4Q13, -20.6% y.o.y in 3Q13 and -37.9% y.o.y in 2Q13). ARPU of the personal segment declined 12.5% y.o.y to Euro 7.6, improving in 4Q13 (-10.7% y.o.y) when compared to 3Q13 (-12.5% y.o.y). Customer ARPU stood at Euro 7.1 (-10.9% y.o.y). The weight of non-voice revenues in service revenues stood at 35.8% in 2013 (+2.6pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporate and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre and FTTH and 4G-LTE investments to meet demand for high bandwidth services and virtualisation.

In 2Q13, PT has repositioned the M4O offer, available to the small and medium offices, in terms of pricing and adding more TV channels available. This includes the repositioning of IT portfolio, extending the existing tariff plans and creating new ones, in order to have a more comprehensive offer. In 3Q13, PT launched the M3O Fibre, ADSL and Satellite offer, available to the small and medium size businesses, with pay-TV, fixed voice and mobile for the customers that do not want fixed broadband. For the M4O customers, PT has launched a new unlimited option with special conditions for the third and fourth SIM cards, coupled with the existing ones for the first and second SIM cards.

During 2013, the competitive pressure deteriorated leading to an even more significant price decline, more visible in mobile voice. Notwithstanding this competitive backdrop and adverse economic conditions, fixed revenues from small and medium size businesses increased by the second consecutive quarter in 4Q13, partially offsetting its mobile revenues decline, as PT continued to gain operational momentum in this business segment, maintaining a leading position in all services: voice (fixed and mobile), broadband (fixed and mobile) and TV. In what concerns the corporate segment, PT has developed several key initiatives in 4Q13 to continue the business transformation in place, such as the reinforcement of its IT / IS / Cloud strategy, with initial partnerships and contracts established with key customers and offer simplification and streamlining of sales processes of VoIP solutions / Unified Communications. PT will also leverage on its new leading-edge Data Centre to underpin a differentiated cloud computing offering for companies, in close cooperation with its leading industry partners, in order to crystallise the benefits of consolidation, virtualisation and standardisation for customers.

Operating revenues of the Enterprise customer segment declined by 11.7% y.o.y to Euro 791 million in 2013, impacted by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects throughout 2013; (2) the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies, and (3) intense price competition across the various segments, mainly in mobile. It is worth highlighting that revenues from small and medium size businesses improved the trend in 4Q13 when comparing to previous quarters, with fixed revenues increasing for the second consecutive quarter and partially compensating mobile revenues decline. Notwithstanding the economic environment, PT maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above, leveraged in its state-of-the-art Data Centre. In 2013, non-voice services represented 54.4% of Enterprise retail revenues, up by 4.1pp y.o.y.

Enterprise operating data

	2013	2012	y.o.y
Fixed retail accesses (‘000)	1,077	1,019	5.8%
PSTN/ISDN	701	725	(3.3)%
Broadband customers	242	207	16.9%
Pay-TV customers	134	86	54.9%
Retail RGU per access	1.54	1.41	9.3%
Mobile Customers (‘000)	1,516	1,514	0.2%
Net additions (‘000)
Fixed retail accesses	59	(68)	186.0%
PSTN/ISDN	(24)	(101)	76.6%
Broadband customers	35	15	137.6%
Pay-TV customers	47	18	158.7%
Mobile Customers	2	69	(96.6)%
ARPU (Euro)	21.3	23.8	(10.7)%
Non-voice revenues as % of revenues (%)	54.4	50.3	4.1pp

Consolidated financial performance in Portugal

In 2013, revenues from Portuguese telecommunications businesses declined by Euro 141 million (-5.2% y.o.y) to Euro 2,560 million, reflecting mainly the revenue decline at the Enterprise customer segment (Euro 105 million, -11.7% y.o.y), as this segment is still being penalised by pricing pressure and economic backdrop, and also the Personal segment (Euro 33 million, -4.8%y.o.y). Revenues in the Residential segment increased by 1.3% y.o.y in 2013 to Euro 721 million, continuing to show growth on the back of positive net adds due to PT’s differentiated offer, notwithstanding already high pay-TV penetration, increased competition, namely in terms of pricing, and the shifting of market share gains coming from Pay-TV market expansion in price sensitive segment. Personal revenues decreased by 4.8% y.o.y to Euro 655 million in 2013, improving the quarterly trend  throughout the year, underpinned by sales and by a continued improved trend in service revenues, that declined by 8.2% y.o.y to Euro 559 million. Wholesale, other and eliminations revenues decreased to Euro 393 million (-3.0% y.o.y), including a Euro 9.7 million decline in the directories business (-27.9% y.o.y) reflecting secular trends and against a backdrop of increased popularity of alternative online reference tools.

In 2013, revenues in Portugal were also penalised by adverse regulation movements (Euro 49 million), including lower MTRs and FTRs (Euro 30 million) and roaming (Euro 7 million). In October 2013, domestic interconnection revenue per minute for calls terminated on PT’s fixed network decreased around 72%, from Euro 0.40 cents to Euro 0.11 cents, contributing to a negative impact in revenues (Euro 2.3 million). Excluding regulation effects, total revenues in the Portuguese telecommunications businesses would have decreased by 3.4% y.o.y in 2013.

Portuguese telecommunications businesses financial information (1)	Euro million

	2013	2012	y.o.y
Operating revenues	2,559.6	2,700.5	(5.2)%
Residential	721.1	711.7	1.3%
Service revenues	711.3	700.1	1.6%
Sales and other revenues	9.9	11.5	(14.3)%
Personal	655.2	688.1	(4.8)%
Service revenues	559.4	609.3	(8.2)%
Customer revenues	524.5	561.4	(6.6)%
Interconnection revenues	34.9	47.9	(27.1)%
Sales and other	95.8	78.8	21.5%
Enterprise	790.8	896.0	(11.7)%
Wholesale, other and eliminations	392.5	404.7	(3.0)%
Operating costs	1,468.6	1,499.8	(2.1)%
Wages and salaries	232.7	241.8	(3.7)%
Direct costs	458.5	457.1	0.3%
Commercial costs	294.3	292.2	0.7%
Other operating costs	483.0	508.7	(5.1)%
EBITDA (2)	1,091.0	1,200.7	(9.1)%
Post retirement benefits	40.3	57.4	(29.8)%
Depreciation and amortisation	647.0	681.2	(5.0)%
Income from operations (3)	403.8	462.2	(12.6)%
EBITDA margin (4)	42.6%	44.5%	(1.8pp )
Capex	490.0	555.5	(11.8)%
Capex as % of revenues	19.1%	20.6%	(1.4pp )
EBITDA minus Capex	601.1	645.3	(6.9)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail in the Note 4 of the Financial Statements of the annual report. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues.

Albeit revenue performance continued to be impacted by competitive dynamics and by an aggressive pricing environment, it can be observed improved trends in the Personal segment and a slowdown in service revenues of the residential segment. Private consumption in Portugal decreased by 2.2% in 3Q13, while PT’s consumer segment revenues, which include Residential and Personal segments, remained flat y.o.y in 4Q13 (-1.7% y.o.y in 2013). This performance was achieved on the back of strong commercial dynamics across all sales channels.

In 2013, operating costs excluding D&A and PRBs declined by 2.1% y.o.y (Euro 31 million) to Euro 1,469 million. Wages and salaries decreased by 3.7% y.o.y to Euro 233 million explained by higher efficiency levels in certain internal processes and lower costs related to the restructuring plan implemented in 2Q13. Direct costs remained broadly flat y.o.y to Euro 458 million in 2013, reflecting mainly: (1) lower costs associated with data roaming, and (2) lower costs associated with the directories business, compensated by higher programming costs (+4.4% y.o.y in 2013) on the back of sustained customer growth and investment in the differenciation of the MEO content offering. Despite this investment, programming costs per customer declined by 5.4% y.o.y. Commercial costs increased by 0.7% y.o.y to Euro 294 million in 2013, reflecting the increased push of commercial activities due to the rollout of M4O, notwithstanding lower cost of goods sold (-1.5% y.o.y), due to lower subsidies and lower average cost of handsets. This performance of commercial costs was achieved despite the increased push of commercial activities due to the launch and rollout of the new converged offer M4O, which already account for 1.7 million RGUs in February 2014. Other operating expenses decreased by 5.1% y.o.y in 2013 to Euro 483 million, primarily explained by a relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks (FTTH). Structural costs benefit from the FTTH and 4G-LTE networks as they dramatically improve efficiency of data transmission and the extensive operational transformation programme continued to be visible with improved quality of service and lower cost structure.

In 2013, EBITDA in Portuguese telecommunications businesses stood at Euro 1,091 million (-9.1% y.o.y) with a margin of 42.6% (-1.8pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 149 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 150 million, while EBITDA declined by Euro 110 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient.

Capex from Portuguese telecommunications businesses decreased by 11.8% y.o.y to Euro 490 million in 2013 and stood at 19.1% of revenues (-1.4pp y.o.y) notwithstanding the investments made during 2013 in the rollout of the Data Centre in Covilhã, inaugurated on 23 September 2013. This performance is explained by a lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. In 2013, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) technology and infrastructure capex (Euro 199 million, -25.1% y.o.y); (2) customer capex, which amounted to Euro 159 million (-12.0% y.o.y), and (3) investments in IT/IS projects, which represented 23% of total capex in 2013. These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and circa 93% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. EBITDA minus capex in 2013 was down by 6.9% y.o.y to Euro 601 million.

Capex in the Portuguese telecommunications businesses, which is expected to be more demand driven given the recent investments in the modernisation of the networks and in technology, should be below Euro 400 million in 2014.

International Businesses

Oi

In 2013, Oi’s revenue generating units (RGUs) stood at 74,466 thousand, up by 0.2% y.o.y, including: (1) 17,837 thousand residential RGUs (-2.7% y.o.y); (2) 47,727 thousand personal mobile customers, which grew by 3.1% y.o.y, and (3) 8,246 thousand Corporate and SMEs RGUs, down by 8.1% y.o.y. Against a less buoyant macroeconomic environment and taking into consideration the Company’s focus on financial discipline, since 2Q13 Oi has adopted a more conservative business strategy, adjusting its credit policies and revisiting its sales processes to ensure profitable growth. This change is aimed at improving the quality of the customer base reducing bad debt levels while increasing customer loyalty.

In 2013, Oi continued to focus on customer quality, including bad debt reduction and disconnections, through a more conservative commercial strategy, in order to increase profitability in the residential segment. Fixed broadband and pay-TV accesses continued to show a steady growth, having increased by 3.1% y.o.y to 5,258 thousand and by 9.5% y.o.y to 829 thousand customers, respectively, while fixed lines decreased by 5.8% y.o.y to 11,750 thousand, reflecting Oi’s purpose of improving the quality of its customer base. This performance continues to confirm the turnaround of the historical wireline trends, as the level of disconnections remained under control in the period. During 2013, Oi continued to implement initiatives focused on cross selling, bundling and retention while offering the products that are most suited for each customer profile. Against this backdrop, the selling effort is now focused on redesigning customers’ fixed plans, upselling fixed-line customers with broadband and pay-TV and promoting fixed-mobile convergence. This nationwide strategy is complemented by a local and regional focus, with differentiated campaigns and promotions aimed at improving Oi’s competitiveness in local markets and taking advantage of local growth opportunities. In addition, Oi increased its ability to retain customers, through investments in the expansion of the capillarity and capacity of its broadband network and upgrading customer speeds. As a result of these efforts, the average broadband speed in Oi’s residential customer base stood at 3.8 Mbps in 4Q13, which compares to 3.2 Mbps in 4Q12 (+18.8% y.o.y), reflecting that 39% (+8pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and approximately 18% already have speeds above 10Mbps.

In 2013, Oi’s pay-TV customer base reached 829 thousand customers (+9.5% y.o.y). The slower sequential growth throughout the year reflects mainly a more conservative business strategy, as referred to above, aligned with Oi’s commitment to quality sales across all customer segments and the decision to relaunch Oi TV in 2014, after the implementation of a new platform over the SES-6 satellite contracted in 2013, which impacted customer growth in 4Q13. The initiatives adopted for the segment include a more restrictive credit policy, lower commercial offers and a customer base clean-up. Oi’s pay-TV customer base now represents 7.0% of fixed lines (+1.0pp y.o.y), reflecting the continued rollout of an important loyalty and upselling lever in the residential segment. In effect, Oi’s pay-TV offer has entry-level packages with HD channels at competitive prices, thus improving the penetration potential in Oi’s fixed customer base. In addition, the offer includes interactive services, among other features, which are acting increasingly more as ARPU enhancers. The SES-6 satellite, leased by Oi to increase its DTH capacity, enabling DTH growth over the medium and long term, will improve signal quality and coverage, allowing it to strenghten its channel line-up and include new pay-per-view and interactive services.

As at 31 December 2013, Oi had 6,911 million customers subscribing to more than one service, equivalent to 58% of the residential customer base (+4.7pp y.o.y).

Oi operating data

	2013	2012	y.o.y
Residential RGUs (‘000)	17,837	18,337	(2.7)%
Fixed lines	11,750	12,478	(5.8)%
Fixed broadband	5,258	5,102	3.1%
Pay-TV	829	757	9.5%
Personal Mobility RGUs (‘000)	47,727	46,305	3.1%
Prepaid customers	41,019	39,832	3.0%
Postpaid customers + Oi controle	6,708	6,472	3.6%
Corporate / SMEs RGUs (‘000)	8,246	8,971	(8.1)%
Fixed lines	5,105	5,422	(5.8)%
Broadband	630	594	6.1%
Mobile	2,511	2,955	(15.0)%
Other (‘000)	655	727	(9.9)%
RGUs (‘000)	74,466	74,339	(0.2)%

In 2013, Oi’s Residential revenues increased by 3.3% y.o.y to R$ 10,303 million, showing  a solid improvement during the period due to the positive contribution from triple and quadruple-play offers, which compensated the traditional pressure in fixed voice. Upselling also contributed to revenue increase, both in terms of broadband, underpinned by network improvements, as well as pay-TV, offering more complete packages and extra premier channels. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty.

In the Personal Mobility segment, Oi’s mobile customers stood at 47,727 (+3.1% y.o.y) with net additions of 1,422 thousand in 2013 and 6,708 thousand postpaid customers (+3.6% y.o.y), that represented 14.1% of the Personal Mobility customer base at the end of 2013 (14.0% in 2012). The postpaid customer base remained stable in 4Q13 compared to 3Q13 as Oi is becoming more restrictive in its sales approach and in handset subsidies, focusing more on the quality of the sales and reducing churn. These initiatives reflect a less buoyant macro environment and a renewed focus on financial discipline and aim at achieving sustainable growth and monetising the postpaid base.

In 2013, prepaid customers reached 41,019 thousand (+3.0% y.o.y). Taking into consideration Oi’s focus on financial discipline and cash-flow, the prepaid segment is strategically important due to its intrinsic characteristics, such as: (1) scale; (2) very low relative customer acquisition costs; (3) neither invoice nor collection costs; (4) no bad debt issues, and (5) favourable impact on working capital. Against this backdrop, and in line with Oi continued focus in promoting voice and data usage, gross recharges reached a record level in December, outperforming the 3% increase in the prepaid customer base. In 4Q13, the average recharge increased by 5.6% y.o.y, the highest level since 2010. Oi successfully implemented an active campaign management platform, which was launched as a pilot in 2Q13 and is enabling customised campaigns to prepaid and Oi Controle customers by allowing real-time one-to-one messages to encourage customers to recharge and purchase add-on services based on their profile and context, thus making the offers more relevant. Oi is also strenghtening its retail presence and expanding the network of SIM card distribution and recharge sales points, thus providing additional convenience to its customers.

In 2013, Oi’s Personal Mobility revenues stood at R$ 9,290 million, having increased by 2.1% y.o.y, against a backdrop of lower MTRs. Oi’s service (customer) revenues increased by 5.3% y.o.y to R$ 6,609 million, reflecting the strong performance in data and value added services, explained by the initiatives taken to increase the penetration of data usage in the customer base and the continuous expansion of 3G coverage and on the back of improved prepaid offers, leading to a continued growth of the average recharge volume.

Oi’s Corporate / SMEs customers stood at 8,246 thousand in 2013 (-8.1% y.o.y), reflecting the continuous focus on sales quality and customer base clean-up. The reduction of the customer base was mainly consequence of Oi’s strategy to focus on profitability, including the more rational use of handset subsidies, as well as the reassessment of the sales process in seeking a higher quality customer addition mix. As such, in 2013, revenues from the Corporate / SMEs segment decreased by 0.6% y.o.y to R$ 8,455 million.

Oi’s strategy is focus on capturing synergies with PT and take advantage of its cloud computing expertise to provide more complete services, seeking solutions that are both scalable and available, as well as to reduce costs. In 3Q13, Oi launched the second phase of its cloud computing services targeted at the corporate and SME segment to reinforce the offering of innovative technologies to Oi’s customers under a lease model. The new solutions will operate on Oi and PT’s international data centre network, including the Covilhã facility, one of the biggest and most efficient in the world.

Oi’s mobile customers stood at 50,238 thousand (+2.0% y.o.y), with net additions of 979 thousand in 2013. In 2013, Oi focused on profitable growth with initiatives for the prepaid and Oi controle segments, such as the continuation of a strict base clean-up policy and targeted direct marketing initiatives, and for the postpaid segment with a commitment to higher quality of sales.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	2013	2012	y.o.y
Residential	10,303	9,974	3.3%
Personal Mobility	9,290	9,102	2.1%
Services	6,609	6,276	5.3%
Network Usage	2,147	2,337	(8.1)%
Sales of handsets, sim cards and others	535	489	9.4%
Corporate / SMEs	8,455	8,510	(0.6)%
Other services	375	556	(32.6)%
Pro-forma consolidated net revenues	28,422	28,142	1.0%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Following the early adoption of IFRS 11 in PT’s ConsolidateFinancial Statments, the interested in Oi was accounting by the equity method. Non the less PT’s management continuesto analise this business segment.

In 2013, Oi’s pro-forma consolidated net revenues, as reported by Oi, increased by 1.0% y.o.y to R$ 28,422 million, underpinned by growth of residential and personal mobility segments. This growth was achieved against a backdrop of: (1) lower MTRs; (2) a decrease on traffic in the Corporate / SMEs segment, and (3) the focus on profitability and protection of Oi’s financial position.

EBITDA, as reported by Oi, stood at R$ 9,583 million, with a margin of 33.7%. This performance was impacted by a non-recurrent operating revenue amounting to circa R$ 1.5 billion in 4Q13, related to the sale of GlobeNet. Excluding this non-recurrent impact, EBITDA in 4Q13 would have sequentially improved by 1.7% q.o.q, reflecting the early results from Oi’s focus on financial discipline and operational efficiency. EBITDA performance reflects mainly: (1) a 42.9% improvement in provisions for bad debt in 2013 compared to 2012 underpinned by the favourable impacts of the initiatives to improve the quality of sales, the collection process and more strict credit requirements, and (2) lower interconnection costs, which in 2013 reached R$ 3,966 million (-10.1% y.o.y), reflecting MTR reductions and the settlement of agreements with other operators. Additionally, in 4Q13 Oi booked a gain associated with the reversal of labor contingencies amounting to R$ 115 million, of which R$ 74 million were deemed to be related to prior years. This gain was offset by one-offs including provisions related to write-offs of fixed assets.

Capital expenditures stood at R$ 6,250 million in 2013 (-4.8% y.o.y) reflecting primarily past investments in mobile and broadband networks as well as best allocation of investments. As a result, EBITDA minus capex in 2013 reached R$ 3,333 million, having increased by 44.3% y.o.y. Net debt stood at R$ 30,416 million at the end of 2013 (21.3% y.o.y).

Oi pro-forma income statement (1)	R$ million, 100%

	2013	2012	y.o.y
Pro-forma consolidated net revenues	28,422	28,142	1.0%
Pro-forma operating costs	18,839	19,269	(2.2)%
Interconnection	3,966	4,414	(10.1)%
Personnel	2,453	2,016	21.7%
Materials	221	156	41.7%
Cost of goods sold	515	542	(5.0)%
Third-party services	8,394	8,236	1.9%
Marketing	539	475	13.5%
Rent and insurance	2,067	1,813	14.0%
Provision for bad debt	850	595	42.9%
Other operating expenses (revenue), net	(165)	1,021	(116.2)%
Pro-forma EBITDA	9,583	8,873	8.0%
EBITDA margin	33.7%	31.5%	2.2	pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Following the early adoption of IFRS 11 in PT’s ConsolidateFinancial Statments, the interested in Oi was accounting by the equity method. Non the less PT’s management continuesto analise this business segment.

07

Employees

Employees data

Number of employees	2013	2012	y.o.y	y.o.y %
Portugal	11,073	11,359	(286)	-2.5%
Telecommunications	7,526	7,637	(111)	-1.5%
Other businesses	3,547	3,722	(175)	-4.7%
International businesses	1,656	1,567	89	5.7%
Group employees	12,729	12,857	(128)	-1.0%

Annual average cost per employee (Euro)
Portugal	32,251	33,648	(4.2)%
Telecommunications	30,394	31,913	(4.8)%
International businesses	22,593	23,954	(5.7)%
Group	31,045	33,262	(6.7)%

As at 31 December 2013, PT’s employees decreased by 1.0% y.o.y to 12,729, of which 87% were in the Portuguese businesses.

In the Portuguese businesses, the total number of employees decreased by 2.5% y.o.y to 11,073, as a result of the redundancy programme of approximately 400 employees implemented in 2Q13, notwithstanding the retention of young talents (Trainees) and operational and commercial teams.

With the objective of rejuvenating its workforce, PT has a structured recruitment process for young talents — Trainees - the best students from the best Portuguese universities — and operational and commercial teams.

In 2013, 80 students were integrated in the Trainees programme and 100 in the operational and technical teams. This is a two year programme that involves about 50 departments of the company and has a very close monitoring by the management team.

Focusing on resident talents, PT implemented the second edition of the Talent Management programme, maintaining the two assessment perspectives:

•                  Developing future leaders;

•                  Retaining specific know-how.

This second edition includes more than 500 high potential employees, across the different career layers. The development actions are going to be defined and implemented during 2014.

Regarding the development of leadership competencies, during 2013 PT continued to sponsor the executive training programme for second and third line directors, following the previous experience. This initiative involved 60 employees with key responsibilities within the group and the main objective was to strengthen the team’s culture on topics such as leadership, innovation and change.

In 2013, the annual average cost per employee in PT’s Group and in the Portuguese businesses decreased by 6.7% y.o.y and 4.2% y.o.y respectively, mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the second quarter of 2013.

08

Capital markets

Shareholder remuneration

In 2013, PT returned Euro 285 million to shareholders, related to 2012 fiscal year, corresponding to a dividend of Euro 0.325 per share, paid to the Shareholders on 17 May 2013 (ex-dividend date: 14 May 2013; record date: 16 May 2013).

Annual dividend per share — dividend paid

* Subject to Shareholder´s approval at the AGM.

On 14 August 2013, PT announced a new shareholder remuneration policy for fiscal years 2013 and 2014, which will be exclusively comprised of a cash dividend of Euro 0.10 per share to be paid annually. The Board of Directors remains confident on the cash flow generation of the Company. Simultaneously, in light of current macroeconomic environment, of the financial market conditions and of the need to continue to invest in the development of its businesses, the Board of Directors has decided reinforce the prudency of its financial strategy.

As at 31 December 2013 and as at the date of this report, PT had for accounting purposes 41,409,495 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 20,769,495 own shares held through the 23.2% stake in PT’s 89,651,205 shares acquired by Oi. As at 31 December 2013, PT’s total number of shares outstanding was 855,103,005. Total shares issued stood at 896,512,500.

Shareholder structure

At the end of 2013, the holdings of the qualified shareholders represented circa 53% of PT’s share capital, as follows:

Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
10-Jul-12	RS Holding, SGPS, S.A.	90,111,159	10.05%	10.05%
31-Dec-13	Espirito Santo Group	90,056,485	10.05%	10.05%
31-Mar-12	Telemar Norte Leste, SA	89,651,205	10.00%	10.00%
06-Feb-12	Norges Bank	44,442,888	4.96%	4.96%
12-Jan-12	UBSAG (1)	42,024,498	4.69%	4.69%
31-Dec-10	Visabeira Group	23,642,885	2.64%	2.64%
07-Dec-09	BlackRock Inc.	21,025,118	2.35%	2.35%
03-Feb-10	Controlinveste Comunicações	20,419,325	2.28%	2.28%
12-Jun-13	Pictet Assset Management	18,246,357	2.04%	2.04%
26-Oct-12	Ontario Teachers’ Pension Plan Board	18,000,000	2.01%	2.01%
21-May-13	Bestinver	17,981,057	2.01%	(2.01)%

(1)  On 10 February 2014, PT further informed that on 30 January 2014, UBS AG’s qualified holding corresponded to a total of 45,958,433 PT shares, representing 5.13% of PT’s share capital and voting rights. On the same day, PT additionally informed that on 31 January 2014 UBS held a qualified holding corresponding to a total of 43,648,928 PT shares, representing 4.87% of PT’s share capital and corresponding voting rights.

PT has a diversified shareholder base, with approximately two thirds of its share capital being held by foreign shareholders, mainly in Continental Europe and North America (USA and Canada), wich represents 35.3% and 17.8%, respectively, of the total shareholder base. The Portuguese market represents 28.8% of PT’s outstanding capital.

Share performance

In 2013, the financial crisis continues to be visible in the performance of the financial markets. Global economic growth remains weak and there is still some degree of uncertainty. The world’s economy continued to slowdown as emerging market economies faced declining growth and tighter global financial conditions. The core economies of Europe show some signs of recovery although southern periphery countries are still struggling.

Sovereign bond yields - Selected Economies

Source: Bloomberg

The 1H13 was characterised by high market volatility, pressuring PT’s shares and CDS. In 2H13, financial market conditions improved and economic recovery was visible in the Eurozone, with some economies coming out of the recession, which was also reflected in PT performance.

PT share price and PT CDS 5Y

Source: Bloomberg

In 2013, PT shares fluctuated between a minimum of Euro 2.573 and a maximum of Euro 4.462, closing the year at Euro 3.16. Around 1,414 million PT shares were traded in 2013, equivalent to a daily average of 5.5 million shares.

In 2013, PT ADRs close the year at US$ 4.32, with an average of approximately 370 thousand traded daily on the New York Stock Exchange. The number of ADRs outstanding at the end of 2013 was 33.6 million.

Performance in 2013

Source: Bloomberg

In 2013, among the major financial markets, the NASDAQ registered the best performance (+38.3%), followed by the DJ Telecoms (+32.1%) and S&P 500 (+29.6%). The PSI-20 index registered an increase of 16%, one of the owerest performances in Europe, reflecting the financial crisis and economy weakness in Portugal.

Performance of major stock market indexes in 2013

Source: Bloomberg

Bond performance

In 2013, PT maintained a solid liquidity position, given its significant level of cash, its debt profile (with an average maturity of approximately 5.5 years as of the year-end) and the additional flexibility provided by its committed stand-by lines and underwritten commercial paper lines.

Rating

On 15 August 2013, Fitch downgraded PT’s long-term rating from BBB to BBB-, with a negative outlook. On 11 February 2013, Standard & Poor’s (S&P) announced the downgrade of PT’s long-term rating from BB+ to BB, with a negative outlook. In 2013, Moody’s has confirmed the long-term rating on PT at Ba2, with negative outlook.

In the beginning of October 2013, just after the announcement of the intended business combination between Portugal Telecom and Oi, with all the new group’s creditors ranking pari passu:

•                  On 4 October 2013, S&P has placed PT’s rating on CreditWatch Developing, mentioning the intention to upgrade PT’s rating upon the completion of the announced merger;

•                  On 3 October 2013, Moody’s has placed on review for upgrade PT’s rating, taking into account that the combination would benefit PT in terms of synergies, stronger international diversification and greater financial strength and would mitigate PT’s exposure to domestic Portuguese sovereign and macroeconomic risks;

•                  On 3 October 2013, Fitch has confirmed PT’s rating and outlook which, under this agency’s criteria, are the same of Oi’s;

•                  On 10 February 2014, just after the announcement on 7 February 2013 by PT of a consent solicitation on its bonds, S&P and Moody’s reiterated their understanding mentioned above.

Bonds

On 30 April 2013 and 7 August 2013, Portugal Telecom International Finance BV has repaid the Euro 1,000 million notes issued in April 2009 and the Euro 50 million notes issued in August 2008, respectively.

On 10 May 2013, PT, through its wholly-owned subsidiary Portugal Telecom International Finance BV, issued a Euro 1.000 million Eurobond, with a maturity of 7 years and a coupon rate of 4.625%.

In 2013, the performance of PT’s bonds was essentially influenced by the following two aspects:

I.                The market perception on Portuguese sovereign’s creditworthiness and euro zone financial and political situation, which affected the perceived credit risk of corporates, especially the ones exposed to countries under financial stress; and

II.           The market reaction to the announcement on 2 October of the proposed merger between PT and Oi on one hand, and the rating agencies’ comments that have followed, one the other hand, which had a positive impact on PT’s perceived credit risk.

PT Eurobonds Spreads Performance

(basis points)

Source: Bloomberg

Until 2 October 2013, PT’s credit spreads have fluctuated but showing no obvious trend, essentially influenced by the market’s perception on Portuguese sovereign risk. After the announcement of the proposed merger between PT and Oi, PT’s credit spreads started to decline clearly, having ended 2013 at, or approximately at, the year’s lows.

As the value of the conversion option embedded in PT’s exchangeable bonds has been close to zero during 2013 and the bonds are close to maturity (on 28 August 2014), its price was relatively stable during the year, ranging between 101% and 103%.

On 7 February 2014, PT announced a consent solicitation, regarding the solicitation of consents from the holders of its €400 million 6.25 per cent. Notes due 2016 issued under its Euro Medium Term Note programme and the €750 million 4.125 per cent. Exchangeable Bonds due 2014 issued by Portugal Telecom International Finance B.V., as part of the business combination between PT and Oi.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, regular and two-way communications.

During 2013, the Company participated in several investor events, including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well as investor conferences in Europe and in the US.

PT participated in twelve investor conferences and roadshows, including events focused on CSR investing. Additionally, PT held over 250 meetings and conference calls with analysts and investors.

09

Main events

Events of 2013

Shareholder remuneration

19. April.13 | PT’s shareholders approved at the Annual General Meeting held on 19 April 2013 the application of the 2012 net income of Euro 230,495,402.78 and of reserves in the amount of Euro 60,871,159.72 contained in results carried forward, as follows:

•                  Payment to the shareholders of the overall amount of Euro 291,366,562.50, corresponding to Euro 0.325 per share in respect of the total number of issued shares. The above mentioned amount of Euro 0.325 per share was paid to the shareholders on 17 May 2013 (ex-dividend date: 14 May 2013; record date: 16 May 2013).

14. August.13 | PT announced that its Board of Directors approved, on 13 August 2013, the modification of its shareholder remuneration policy for fiscal years 2013 and 2014, which will be exclusively comprised of a cash dividend of Euro 0.10 per share to be paid annually.

Corporate bodies

4. June.13 | Zeinal Bava was appointed Chief Executive Officer at Oi and Henrique Granadeiro began to accumulate the offices of Chairman of the Board and Chief Executive Officer of PT.

25. October.13 | PT announced that João Nuno de Oliveira Jorge Palma and José Pedro Cabral dos Santos have resigned to the respective offices as non-executive member of PT’s Board of Directors.

Debt

11. February.13 | S&P announced its review of the credit rating attributed to PT, downgrading the long-term rating from BB+ to BB, with negative outlook, and maintaining the short-term rating at B.

30. April.13 | PT announced that it has successfully completed the issuance of a Euro 1,000 million Eurobond with a maturity of 7 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue was 4.625%.

16. August.13 | Fitch announced its review of the credit rating attributed to PT and the ratings of PT International Finance B.V., downgrading the long-term rating from BBB to BBB-. The outlook remained negative.

MEO

11. January.13 | PT presented the new MEO, which includes a rebranding and the launch of the first quadruple play offer, a truly fixed-mobile convergent service, including TV, internet, fixed telephone, and mobile telephone: M4O.

Data Centre

23. September.13 | PT announced the inauguration of its Data Centre in Covilhã. PT’s Data Centre is one of the largest, most efficient, and most ecological data centres in the world. PT’s Data Centre, which occupies a total area of 75,500 sqm, is modular, composed of four blocks, and has capacity of up to 12,000 sqm of white space.

CTM

13. January.13 | PT announced that it has entered into a definitive agreement for the sale of its minority equity stake held in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM), representing 28% of CTM’s share capital, to Citic Telecom International Holdings Limited (CITIC Telecom). This agreement provides that PT will receive total proceeds of USD 411.6 million, subject to certain adjustments.

21. June.13 | PT announced the conclusion of the sale of its minority stake in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM) representing 28% of CTM’s share capital, to CITIC Telecom. At completion, PT received total proceeds of USD 443.0 million including the consideration of USD 411.6 million as announced on 13 January 2013, plus an additional USD 31.4 million representing the proportionate share of the net cash in CTM attributable to PT and certain working capital adjustments.

Oi Group

27. January.13 | PT informed that as part of their strategic relationship and co-operation agreement announced in July 2010, PT, Oi S.A. and Oi S.A.’s controlling shareholders regularly review proposals which may enhance operational performance and governance to extract additional synergies especially in the areas of engineering, network, technology, innovation and services. Contrary to press speculation, at that date there were no plans which could contemplate PT buying control or making an offer for Oi S.A.

2. October.13 | PT, Oi S.A. (“Oi”), AG Telecom Participações S.A., LF Tel S.A. and their respective affiliates announced the signing of a memorandum of understanding (“MOU”) setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies into a single incorporated listed entity. The merger is a natural fulfilment of the industrial alliance established in 2010 creating a leading telecoms operator led by Zeinal Bava as CEO.

European Commission

23. January.13 | It came to PT knowledge that the European Commission adopted a decision condemning the company, together with Telefónica, S.A. (Telefónica) for infringement of article 101 of the TFEU, with reference to an alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of PT’s stake in Brazilian operator Vivo. PT was fined Euro 12,290,000.

The abovementioned decision ends an investigation that began in January 2011 in which the European Commission had the opportunity to analyse the relationship between both companies since 1996, not having apparently found other reasons worthy of criticism.

PT has not yet been formally notified of the decision of the European Commission. Nevertheless, PT believes that the publicly announced fine is unjustified and inappropriate to any possible unworthiness of its conduct. PT will consider bringing an action for annulment before the Court of Justice of the European Union once it has the opportunity to examine the full content of the decision and its grounds.

Subsequent events

MEO

27. January.14 | PT announced that all services rendered by TMN are now provided under the MEO brand with TMN having changed its designation to MEO — Serviços de Comunicações e Multimédia, S.A. In carrying through this transformation, PT takes into consideration the consumption trends of its customers, as well as its strategy for the consumer area, including the residential and personal segments, which consists of the investment in fixed-mobile convergence and in convergence of services, namely voice, internet and TV. The success of this convergence strategy with the MEO brand - it reached more than 1.5 million services in only one year — enables the evolution of TMN’s brand to MEO in a context of simplicity and customer focus.

Also following a rationale of convergence in the enterprise sector, PT will address the market under the brand PT Empresas, which aggregates the services hitherto provided by PT Negócios and PT Prime.

Debt

7. February.14 | PT announced that it has made available a consent solicitation memorandum regarding the solicitation of consents from the holders of its €400 million 6.25 per cent. Notes due 2016 issued under its Euro Medium Term Note programme and the €750 million 4.125 per cent. Exchangeable Bonds due 2014 issued by Portugal Telecom International Finance B.V.. The consent solicitation is being made in connection with the transaction between PT and Oi that was announced on 2 October 2013.

10

Main risks and uncertainties

PT has defined, as a priority commitment, the implementation of a process to evaluate and manage the risks that might affect its operations and the execution of the business plan and the achievement of the strategic goals defined by the Board of Directors. Such mechanisms are based on an enterprise wide risk management model, which seeks to ensure, inter alia, the implementation of Corporate Governance practices and transparency in the disclosure of information to the market and shareholders.

As a structured approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviours.

Risk Management is sponsored by the Executive Committee in conjunction with the management teams from the various businesses, at national and international level, in such a way as to identify, evaluate and manage uncertainties and threats that might affect the pursuance of the plan and of strategic goals. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

As a result of the process that manages risks that might adversely affect PT’s business, the following risks should be highlighted:

Relevant Risks
Strategic Risks	Regulation

PT is subject to the risk of regulatory changes or actions from national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

The Regulation Department is in charge of the management of regulatory risk and must be up to date on new regulations applicable to the sector with an impact on PT. The risk management strategy and response is coordinated between the Regulation Department and the different operational areas.

Within the monitoring of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Network Security, resilience; and Data Privacy (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; viii) Roaming regulation; (ix) Digital Dividend; (x) Cloud computing; and xi) Cinema Law.

Additional detail regarding regulation that might impact the company is included in the Regulatory Background chapter of the annual report.

Competition

There is a possibility of a decline in PT’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; (v) operator mergers and consolidations; and (v) re-configuration of the value chain from the customer’s standpoint.

On the Portuguese market, PT will continue to be a customer-oriented company focused on innovation and execution, managing its business along customer segments aiming at:

Domestic Operations

Residential: PT has been leveraging on the increased capacity of its new generation access network to provide a differentiated and sophisticated TV experience anchored on premium content and a multi-screen strategy with seamless access to content on PCs, TVs and smartphones. MEO, offers a differentiated customer experience through (1) a non-linear experience with video-on-demand, pause and restart-TV, (2) a complete ecosystem for TV apps (Facebook, games, music, Kids and Sapo); (3) interactive features providing additional depth over key channels and contents and (4) user generated content with MEO Kanal, a channel creating service that generated the first network effect on TV. The differentiation of MEO is not limited to fibre customers, as PT has also invested in a premium satellite service, with the current DTH service offering eight HD channels, digital recording, video-on-demand and interactive apps. Residential segment performance has been anchored on the success of our Meo offering that has achieved market share leadership on the back of its differentiated value proposition.

On 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service. The M4O offer was extended to satellite customers in July 2013, making the service available nationwide.

MEO’s M4O enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores.

2) Personal: PT’s strategy for the Personal customer segment is anchored on: (a) M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid; (b) mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 93% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer.

Commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive Smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — MEO Box; navigation app — MEO Drive, and MEO Cloud, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national Wi-Fi network.

As at January 2014, PT has changed the organizational model that supports its domestic business and operations, which resulted in the merger of the residential and personal segment into a single one — Consumer Segment. This organizational restructuring will reinforce the effectiveness and effectiveness of its business processes.

3) Corporate and Small/medium business: In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

PT has repositioned the M4O offer, available to the small and medium offices, in terms of pricing and adding more TV channels available. This includes the repositioning of IT portfolio, extending the existing tariff plans and creating new ones, in order to have a more comprehensive offer.

In 3Q13, PT launched the M3O Fibre, ADSL and Satellite offer, available to the small and medium size businesses, with pay-TV, fixed voice and mobile for the customers that do not want fixed broadband.

In what concerns the corporate segment, PT has simplified its commercial offer of Managed Services, discontinuing certain services and standardising its offer across all areas, WAN, LAN/WAN and voice.

International Operations

At the international level PT will remain focused on the operational performance of its assets and on the sharing of best practices across the various businesses. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

Technological Innovation

With a background of quick technological changes of the business sector in which PT operates, the company is subjected to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Innovation continued to be a top priority for PT, given its key role in ensuring sustained growth, particularly in a difficult economic context which forces higher competitiveness in product offering and simultaneously demands a higher efficiency in its development and go-to-market processes.

Therefore, a clear focus on innovation has been at the heart of PT’s investments and projects in recent years, aiming to anticipate future consumer and technology trends, thus enhancing the company’s ability to deliver disruptive solutions to the marketplace. PT developed a structured approach to promote the culture of innovation across the whole company and aiming to establish a balanced portfolio of projects. We are constantly reviewing allocation of capital, people and mindshare of the organisation across 3 time horisons and risk levels: (1) incremental innovation (business as usual, low-risk and short-term optimisations); (2) planned innovation (business development, medium-term and medium-risk developments), and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). To develop a winning go-to-market strategy and reduce investment risks we work with a broad network of partners in leading edge companies, abroad and in Portugal.

Additional detail regarding Technological Innovation that might impact the company is included in the Research and Development chapter of the annual report.

Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of PT. In this sense, management continuously monitors impacts on the operational and financial performance of PT.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Financial Risks	Exchange Rates

Foreign currency exchange rate risks mainly relate to Portugal Telecom’s investments in Brazil, Angola and other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

Exchange rate fluctuations of those currencies against the Euro affect the translation of the results attributable to PT, and therefore impact PT’s results and asset position. Additionally PT is also exposed to exchange rate risks as regards debt in a currency other than Euro.

The risks related to the Company’s investments in foreign currencies primarily relate to its investments in Oi and Contax. The risks related to debt denominated in currencies different from the Group companies’ functional currencies were basically related to foreign currency debt contracted by Oi and its subsidiaries.

The Company does not have a hedging policy regarding the value of these Investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Additional detail regarding Exchange Rate risks and its exposure that might impact the company is included in the Notes of the Financial Statements of the annual report.

Interest Rates

Interest rate risk basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. Portugal Telecom is exposed to this risk primarily in the Euro zone and in Brazil. The Group’s proforma consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP, a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA, a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI, an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for US Dollar-denominated debt. With the purpose of reducing the impact of these risks, the Group entered into interest rate swaps, swapping floating rate into fixed rate debt.

The Oi debt is consolidated under the equity method in the Portugal Telcom financial statements.

Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

Additional detail regarding Interest Rate risks that might impact the company is included in the Notes of the Financial Statements of the annual report.

The purpose of the financial instruments entered into by Portugal Telecom is to reduce the risk of exposure to changes in interest and exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorisation from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

Regarding Oi’s financial instruments, which represent the major part of the Group’s total financial instruments, the Executive Committee of Oi annually agrees with the Board of Directors to follow a specific risk guideline, which is equivalent to the worst expected impact on financial income (expenses) of the net income of the Oi Group, with a 95% level of confidence. To ensure a proper risk management in accordance with the risk guideline, Oi may enter into hedging instruments, including derivative transactions such as swaps, currency forwards and options. Oi and its subsidiaries do not use derivative instruments for other purposes.

The exchange and interest rate financial instruments contracted by Oi are consolidated under the equity method in the Portugal Telecom financial statements.

Additional detail regarding financial instruments is included in the Notes of the Financial Statements of the annual report.

Financial Risks	Credit

Credit risks relate mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. PT is subject to credit risks in its operating and treasury activities.Credit risks in operations basically relate to outstanding receivables from services rendered to our customers.

The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is Located.

Risks related to treasury activities result mainly from the cash deposits on investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with reputable financial institutions and diversifying counterparties.

As of December 31, 2013 Portugal Telecom had an account receivable from Unitel related to dividends from fiscal years 2012 and 2011, having received the last payment of dividends in November 2012. For certain dividend payments Unitel is awaiting the authorisation from the Central Bank of Angola and for other amounts due the authorisation was received but Portugal Telecom has not yet received them.

Additional detail regarding credit risks that might impact the company is included in the Notes of the Financial Statements of the annual report.

Liquidity

These risks may occur if funding sources, such as available funds, operational cash flows and funds obtained through disinvestment, credit lines and cash flows fail to meet existing needs, such as disbursements for operational activities and funding for investment, shareholder remuneration and debt reimbursement.

In order to mitigate these risks, PT seeks to keep a liquidity position and an average debt maturity permitting it to repay its short-term debt and settle its contractual obligation at the same time. Additionally, PT’s capital structure is managed in such way as to ensure that its capacity to pursue its various businesses and maximise shareholder return. PT reviews its capital structure from time to time, taking into consideration the risks associated to each capital class.

Additional detail regarding liquidy risks that might impact the company is included in the Notes of the Financial Statements of the annual report.

Operational Risks	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for PT to ensure continued critical operations within high quality parameters, aimed not only at customer satisfaction but also in compliance with regulatory requirements.

In this way, PT has strongly emphasised the management process of this risk, not only at infrastructure availability and resilience level but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases PT’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

•                  Securing the telecommunications core network;

•                  Preparation of risk maps for the various technological platforms, identifying dependencies and single failure points;

•                  Definition and implementation of disaster recovery plans;

•                  Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

•                  Investment in new generation networks and preventive maintenance actions;

•                  Investment in information systems to support the activity of technical teams;

•                  Investment in a new state-of-the-art Data Centre in order to ensure the resilience and capacity of the infrastructure.

Increased resilience of the core services of PT, through the work of the Business Continuity should also be highlighted, in particular the companies hability to respond to incidents and disaster in the following areas:

•                  Prevention: Planning and preparation in order to reduce the impact of incidents in the critical processes that support the business;

•                  Emergency Response and Recovery: Business continuity and disaster recovery plans that reduce the time of recovery of critical processes in case of catastrophic events.

Strategic Partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv) terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern to PT, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

This way, PT has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A supplier’s sustainability programme; (vi) Awareness and training campaigns. Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Retention

PT’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where PT operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

•                  In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of PT;

•                  In the identification of key-elements of PT, and then implement retention strategies as appropriate for the segments defined for its management.

Additional detail regarding mitigating actions for addressing the talent retention risks is included in the Notes of the Financial Statements of the annual report.

In the context of the merger PT and Oi, during 2014, the risks factors will be reviewed and reassess after its conclusion and in line with the transation outcome.

For additional information on internal controls and risk management please refer to the Corporate Governance Report included in this Annual Report.

11

Outlook

PT will continue to be a growth-oriented company, aiming at exploring the full potential of its portfolio of assets, by taking advantage of existing and future opportunities in the telecommunications, multimedia, cloud and IT services. PT aims to continue to leverage convergence opportunities, following the launch of its quadruple-play offer in January 2013, by bundling traditional voice and data services with new and sophisticated multimedia and IT services, leveraging on PT’s investment in advanced networks, namely FTTH and 4G-LTE, and in cloud solutions. In 2013, PT and Oi announced the merger of their operations. This merger is the natural fulfilment of the industrial alliance established in 2010 between PT and Oi and will consolidate the position of both companies as the leading operator for Portuguese-speaking countries with leadership positions in all markets where it operates. The combined company will aim to achieve significant economies of scale, maximise operational synergies and add value for its shareholders, customers and employees.

Following the restructuring of its Portuguese businesses along customer segments, PT will continue to focus its efforts on the development of fixed-mobile, IT-telecoms, cloud and multimedia convergent products and services and integrated offers aimed at acquiring new customers, improving customer loyalty and, ultimately, increasing market share and share-of-wallet. In the consumer segment, PT will maintain the focus on boosting its quadruple-play offering, already with traction in the market, concluding the transformation of PT’s residential service offering from a fixed telephone legacy to a convergent customer base and, on the personal segment, shifting the focus from prepaid to postpaid on the portuguese mobile market. Convergent offers are more competitive and more resilient to adverse economic conditions due to its distinctive and differentiated features customised to meet customer needs. Additionally, in the personal segment, PT will continue to contribute to increase the penetration of smartphones, to develop new services and tariff plans and to differentiate further its mobile offering, benefiting from its deployment of 4G-LTE and leading the roll-out of advanced mobile networks in the Portuguese market. In the enterprises segment, PT will continue to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions, on the back of cutting-edge solutions for companies, leveraging on the new PT’s Data Centre in Covilhã to meet demand for high bandwidth services and virtualisation. These offers leverage on PT’s investment in networks, including FTTH and 4G-LTE, and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors. Additionally, PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate its value proposition to its customers. PT will continue to invest to develop further new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers, and in cloud services aimed at taking further advantage of these networks. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT will continue to aim to offer its shareholders a lower risk profile and an improved growth profile. Following the merger of PT and Oi’s operations mentioned above, the combined company will operate in strategic markets and benefit from compelling growth prospects in Brazil, such as Brazil’s favourable demographics, economic growth perspectives and penetration upside potential of telecom services, and mature operations in Portugal geared for economic recovery. The combined company will enhance the implementation of strategic initiatives already underway, where PT and Oi have been sharing expertise and know-how in areas such as product development, customer care, engineering, operations and IT. Additionally, PT also intends to explore its portfolio in African markets by taking full advantage of its expertise and partnerships. PT will continue to promote the sharing of best practices amongst all of its assets, aiming at ensuring a sustainable competitive position in all markets and getting benefits of scale in terms of access to technology and innovation.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure, including aggressive offers by its main competitors as well as declining roaming prices. PT will also continue to operate in a context of a European economic weakness, although improving at a slow pace, particularly in Portugal, that will continue to be under the adjustment programme negotiated with the troika of international lenders until the middle of 2014.

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, embracing policies and developing practices aimed at fully respecting the society and the environment.

12

Statement by the persons responsible

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The management report, the financial statements, the auditor’s opinion and the other financial statements and documents required by law or regulation concerning the financial year ended 31 December 2013 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole;

•                  The management report concerning such financial year includes a fair review of the development of the business and the performance and position of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 18 February 2014

Henrique Granadeiro, Chief Executive Officer and Chairman of the Board of Directors

Alfredo José Silva de Oliveira Baptista, Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Carlos Alves Duarte, Executive Director

Fernando Magalhães Portella, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Aníbal Brito Freixial de Goes, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

Luís Pacheco de Melo, Executive Director

Manuel Rosa da Silva, Executive Director

Maria Helena Nazaré, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Otávio Marques de Azevedo, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Pedro Humberto Monteiro Durão Leitão, Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Shakhaf Wine, Executive Director

13

Activities of the Non-Executive Directors

According to its charter, PT Board has restated the commitment to provide its non-executive members with effective powers to monitor evaluate and supervise the executive management of the Company.

During 2013, PT’s Non-Executive Directors were allowed to carry out their duties effectively and without constraints of any kind. In this context, the following activities are highlighted:

•                       In addition to the performance of their powers not delegated to the Executive Committee, PT’s Non-Executive Directors carried out their duties of supervising the activity of the executive management, under and for the purposes of Article 407, no. 8 of the Portuguese Companies Code and the charter of the Board of Directors. In fact, under those rules, the delegation of powers to the Executive Committee does not preclude the legal duty of general monitoring by the Non-Executive Directors;

•                       Pursuant to the charter of the Board of Directors, PT’s Non-Executive Directors further carried out their supervising duties within the Governance Committee and the Evaluation Committee, whose activities in 2013 are described in section 21 to the Part I of the Company’s Corporate Governance Report.

The effective performance of their functions by PT’s Non-Executive Directors was also enhanced by (i) the significant number of independent members within the Board and (ii) the role undertaken by the Senior Independent Director appointed by the Board, Mr. João de Mello Franco, due to the concentration of the Chairman and CEO roles by Mr. Henrique Granadeiro.

In fact, PT’s Board includes 7 independent directors corresponding to half of the non-executive directors and one third of the Board members, with a relevant presence in the internal Board committees and an active and assiduous participation in the Board meetings.

Additionally, said concentration of the Chairman / CEO roles has not prejudiced in any way the effective performance of their functions by the Non-Executive Directors, being particularly adequate to the current stage of PT’s life, for the following reasons:

•                       Such concentration of roles in one person is fully in line with the efficient and rigorous performance of functions by Board members in the current period of negotiation and implementation of the envisaged combination of businesses by Portugal Telecom and Oi;

•                       The actual governance model maintains the segregation of powers between the Board and the Executive Committee, in particular through the role of the Non-Executive Director appointed by the Board as Senior Independent Director, to conduct the following functions under the Board charter:

•                       Monitoring and consulting the Executive Committee on the performance of the its delegated powers;

•                       Contributing to the effective performance of their functions and powers by the Non-Executive Directors and by the specialized committees of the Board, as well as ensuring the mechanisms required for the latter to receive in due time the information they deem adequate to an informed and independent decision taking;

•                       Chairing the Evaluation Committee; and

•                       Coordinating ad hoc meetings amongst Non-Executive Directors.

•                       In 2013, PT Board kept in place various practices and mechanisms aiming at facilitating the informed and independent decision making by Non-Executive Directors, including inter alia the following:

•                  The Executive Committee providing detailed presentations during the meetings of the Board of Directors, regarding relevant issues concerning the activity developed, granting the Non-Executive any additional information requested and promoting a productive debate regarding the activity of the Company (particularly in what regards to strategic decisions);

•                  The Non-Executive Directors gathering, jointly or separately, the information necessary or convenient to the exercise of their duties, allowing for an adequate and timely answer to be given;

•                  Without prejudice to cases of acknowledged urgency, the meetings of the Board of Directors are convened with a minimum prior notice of five days and the agenda and supporting documentation of the meeting is made available at least three days in advance; and

•                  The Non-Executive Directors frequently attending the meetings of the Board of Directors, which were held in a significant number (15 meetings during 2013), as well as informal meetings and presentations with Non-Executive Directors intended to clarify and debate specific issues concerning the financial information and the business of the Company.

In addition to these activities, it is important to note that, having the Company opted for the anglo-saxon corporate governance model, its supervisory body is an Audit Committee comprised exclusively of Non-Executive Directors which, in the performance of their legal and regulatory duties, as well as those laid down in the articles of association, as described in the Company’s Corporate Governance Report, presents the result of its activities in autonomous reports and opinions, including the report of supervisory activity and the opinions on the individual and consolidated annual reports, to be issued each year.

Portugal Telecom

2013 Consolidated Financial Statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

YEARS ENDED 31 DECEMBER 2013 and 2012

Euro

	Notes	2013	2012 Restated (Note 4)

REVENUES
Services rendered	6	2,736,475,000	2,897,903,518
Sales	6	131,116,168	140,535,973
Other revenues	6	43,591,728	40,520,473
	6	2,911,182,896	3,078,959,964
COSTS, LOSSES AND (INCOME)
Wages and salaries	8	399,282,587	413,625,772
Direct costs	9	458,795,641	457,394,347
Costs of products sold	10	134,801,746	138,098,682
Marketing and publicity		68,487,812	72,162,740
Supplies, external services and other expenses	11	619,296,236	640,593,782
Indirect taxes	13	42,304,690	43,762,487
Provisions and adjustments	42	25,828,265	23,267,253
Depreciation and amortisation	36 and 37	726,275,626	765,258,046
Post retirement benefits costs	14	40,462,686	57,540,318
Curtailment costs	14	127,052,643	2,366,806
Gains on disposal of fixed assets, net	37	(3,356,327)	(3,467,847)
Net other gains	15	(73,441,554)	(23,419,701)
		2,565,790,051	2,587,182,685
Income before financial results and taxes		345,392,845	491,777,279
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	257,423,261	213,014,581
Net foreign currency exchange losses	17	21,919,104	1,841,496
Net losses on financial assets and other investments	18	2,014,467	3,921,932
Equity in losses of joint ventures	30	2,185,679	3,011,998
Equity in earnings of associated companies, net	33	(442,783,587)	(210,273,584)
Net other financial expenses	19	54,635,427	44,565,085
		(104,605,649)	56,081,508
Income before taxes		449,998,494	435,695,771
Income taxes	20	62,021,888	125,608,091
NET INCOME		387,976,606	310,087,680

Attributable to non-controlling interests	21	56,995,651	84,283,899
Attributable to equity holders of the parent	23	330,980,955	225,803,781

Earnings per share
Basic	23	0.39	0.26
Diluted	23	0.39	0.26

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED 31 DECEMBER 2013 AND 2012

Euro

	Notes	2013	2012 Restated (Note 4)
Income recognised in the income statement		387,976,606	310,087,680
Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign investments (i)		(630,656,625)	(385,130,195)
Transfers to income statement (ii)		3,129,234	—
Hedge accounting of financial instruments
Change in fair value	45	2,539,935	102,225
Transfers to income statement	45	—	4,038,000
Tax effect	20	507,925	(1,035,056)
Share in other comprehensive income of joint ventures (iii)		(9,908,933)	13,661,159
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial losses	14	(139,474,542)	(45,933,886)
Tax effect (iv)	20	21,431,258	11,492,585
Share in other comprehensive income of joint ventures (iii)		4,884,395	(6,317,483)
Other expenses recognised directly in shareholders’ equity, net		(26,348,144)	(32,571,125)
Total income (expenses) recognised directly in shareholders’ equity		(773,895,497)	(441,693,776)
Reserves recognised directly in shareholders’ equity
Change in the deferred tax liability related to the revaluation of assets (v)	20	12,879,404	—
Total earnings (losses) and reserves recognised directly in shareholders’ equity		(761,016,093)	(441,693,776)
Total compreensive income (loss)		(373,039,487)	(131,606,096)

Attributable to non-controlling interests		25,599,439	70,614,464
Attributable to equity holders of the parent		(398,638,926)	(202,220,560)

(i)	Losses recorded in the years ended 31 December 2013 and 2012 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax.

(ii)

In 2013, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating  to the investment in CTM that was reclassified to income statement (Note 32.a) upon the completion of the disposal of this investment in June 2013.

(iii)

Share in other comprehensive income of joint ventures include primarily foreign currency translation adjustments related to Contax’s foreign operations, hedge effects from Oi’s financial instruments and net actuarial gains (losses) from Oi’s defined benefit pension plans.

(iv)

This caption corresponds to the tax effect on net actuarial gains (losses) recorded in each year and in 2013 also includes the impact of the remeasurement of related deferred tax assets resulting from the change in the applicable tax rate, which amounted to Euro 21 million.

(v)	In 2013, this caption corresponds to the impact resulting from a reduction on the applicable tax rate on the deferred tax liabilities related to revaluation reserves.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2013 AND 2012 AND 1 JANUARY 2012

Euro

	Notes	2013	31 Dec 2012 restated (Note 4)	1 Jan 2012 restated (Note 4)
ASSETS
Current Assets
Cash and cash equivalents		1,658,950,514	1,988,797,138	3,642,079,676
Short-term investments	24	914,128,757	625,997,788	462,806,301
Accounts receivable - trade	25	762,936,473	796,790,630	888,800,306
Accounts receivable - other	26	406,451,496	397,056,981	226,727,272
Inventories	27	85,872,948	104,925,533	115,347,376
Taxes receivable	28	70,932,459	71,629,843	87,205,987
Prepaid expenses	29	65,244,104	62,414,088	39,467,694
Other current assets	31	3,985,415	2,926,270	40,707,903
Non-current assets held for sale	32	4,653,741	51,940,968	—
Total current assets		3,973,155,907	4,102,479,239	5,503,142,515

Non-Current Assets
Accounts receivable - trade		204,316	380,879	1,225,001
Accounts receivable - other	26	1,080,306	2,432,547	4,290,984
Taxes receivable	28	24,739	59,313	326,239
Investments in joint ventures	30	2,408,246,860	2,980,060,567	3,509,603,960
Investments in associated companies	33	511,316,161	406,817,985	532,530,147
Other investments	34	22,243,652	12,720,059	15,324,110
Goodwill	35	380,616,265	425,675,169	352,990,011
Intangible assets	36	717,703,676	757,526,560	800,718,667
Tangible assets	37	3,438,479,384	3,578,871,446	3,656,108,668
Post retirement benefits	14	1,834,000	1,632,840	1,688,553
Deferred taxes	20	564,894,918	560,400,812	590,489,107
Other non-current assets	31	594,998	—	95,849,636
Total non-current assets		8,047,239,275	8,726,578,177	9,561,145,083
Total assets		12,020,395,182	12,829,057,416	15,064,287,598

LIABILITIES
Current Liabilities
Short-term debt	38	1,491,976,460	1,395,699,063	2,690,899,319
Accounts payable	39	568,270,540	659,908,233	882,095,341
Accrued expenses	40	534,656,119	489,532,644	561,381,969
Deferred income	41	246,784,244	266,570,421	236,031,949
Taxes payable	28	80,107,942	81,917,507	74,240,148
Provisions	42	88,789,844	97,209,264	91,664,743
Other current liabilities	43	13,980,981	3,926,327	228,480,987
Total current liabilities		3,024,566,130	2,994,763,459	4,764,794,456

Non-Current Liabilities
Medium and long-term debt	38	5,879,161,433	5,979,435,957	5,707,953,809
Accounts payable	39	19,470,144	22,085,671	28,052,659
Taxes payable		—	—	3,598,785
Provisions	42	2,271,075	2,996,530	9,853,141
Post retirement benefits	14	960,880,069	835,367,127	913,620,691
Deferred taxes	20	243,824,693	270,391,146	276,706,861
Other non-current liabilities	43	23,406,523	186,760,584	296,834,408
Total non-current liabilities		7,129,013,937	7,297,037,015	7,236,620,354
Total liabilities		10,153,580,067	10,291,800,474	12,001,414,810

SHAREHOLDERS’ EQUITY
Share capital	44	26,895,375	26,895,375	26,895,375
Treasury shares	44	(337,520,916)	(337,520,916)	(326,382,864)
Legal reserve	44	6,773,139	6,773,139	6,773,139
Reserve for treasury shares	44	6,970,320	6,970,320	6,970,320
Revaluation reserve	44	516,587,428	524,724,045	556,543,594
Other reserves and accumulated earnings	44	1,421,614,031	2,076,740,633	2,569,843,252
Equity excluding non-controlling interests		1,641,319,377	2,304,582,596	2,840,642,816
Non-controlling interests	21	225,495,738	232,674,346	222,229,972
Total equity		1,866,815,115	2,537,256,942	3,062,872,788
Total liabilities and shareholders’ equity		12,020,395,182	12,829,057,416	15,064,287,598

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEARS ENDED 31 DECEMBER 2012 AND 2013

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding non- controlling interests	Non- controlling interests	Total equity
Balance as at 1 January 2012 (restated)	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,569,843,252	2,840,642,816	222,229,972	3,062,872,788
Dividends (Notes 22 and 44.5)	—	—	—	—	—	(371,937,439)	(371,937,439)	(47,345,090)	(419,282,529)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate reestructuring at Oi (Notes1 and 44)	—	12,060,381	—	—	—	49,235,831	61,296,212	—	61,296,212
Portugal Telecom’s shares held by Oi (Note 44.2)	—	(23,198,433)	—	—	—	—	(23,198,433)	—	(23,198,433)
Realization of revaluation reserve (Note 44.5)	—	—	—	—	(31,819,549)	31,819,549	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(428,024,341)	(428,024,341)	(13,669,435)	(441,693,776)
Income recognized in the income statement	—	—	—	—	—	225,803,781	225,803,781	84,283,899	310,087,680
Balance as at 31 December 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,076,740,633	2,304,582,596	232,674,346	2,537,256,942
Dividends (Notes 22 and 44.5)	—	—	—	—	—	(277,884,293)	(277,884,293)	(31,985,263)	(309,869,556)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(792,784)	(792,784)
Corporate reestructuring at Contax (Note 1)	—	—	—	—	—	13,260,000	13,260,000	—	13,260,000
Realization of revaluation reserve (Note 44.5)	—	—	—	—	(21,016,021)	21,016,021	—	—	—
Remeasurement of the deferred tax liability related to the revaluation reserve of assets (Note 20)	—	—	—	—	12,879,404	—	12,879,404	—	12,879,404
Income (expenses) recognized directly in equity	—	—	—	—	—	(742,499,285)	(742,499,285)	(31,396,212)	(773,895,497)
Income recognized in the income statement	—	—	—	—	—	330,980,955	330,980,955	56,995,651	387,976,606
Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	516,587,428	1,421,614,031	1,641,319,377	225,495,738	1,866,815,115

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2013 AND 2012

Euro

	Notes	2013	2012 Restated (Note 4)

OPERATING ACTIVITIES
Collections from clients		3,317,859,907	3,781,524,619
Payments to suppliers		(1,547,741,993)	(1,792,929,476)
Payments to employees		(448,235,543)	(444,284,849)
Payments relating to income taxes		(61,007,316)	(54,997,207)
Payments relating to post retirement benefits, net	14	(181,646,357)	(187,184,528)
Payments relating to indirect taxes and other	47.a	(225,555,115)	(240,298,575)
Cash flows from operating activities (1)		853,673,583	1,061,829,984

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	47.b	39,451,083	385,487,978
Financial investments	47.c	336,548,455	2,555,061
Tangible and intangible assets		8,136,535	7,102,778
Interest and related income	47.d	143,376,851	150,709,606
Dividends	47.e	115,956,229	265,217,545
Other investing activities		156,025	5,185,392
		643,625,178	816,258,360
Payments resulting from:
Short-term financial applications	47.b	(356,112,504)	(546,672,629)
Financial investments		(10,660,527)	(1,640,383)
Tangible and intangible assets		(624,451,539)	(841,286,639)
Other investing activities		(16,520,760)	(1,658,574)
		(1,007,745,330)	(1,391,258,225)
Cash flows from investing activities (2)		(364,120,152)	(574,999,865)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	47.f	1,458,330,206	4,706,666,429
Subsidies		1,671,740	4,478,027
Other financing activities		27,922	—
		1,460,029,868	4,711,144,456
Payments resulting from:
Loans repaid	47.f	(1,498,930,243)	(5,755,368,526)
Interest and related expenses	47.d	(409,619,877)	(451,477,856)
Dividends	47.g	(316,148,213)	(604,124,170)
Other financing activities		—	(13,070,493)
		(2,224,698,333)	(6,824,041,045)
Cash flows from financing activities (3)		(764,668,465)	(2,112,896,589)

Cash and cash equivalents at the beginning of the period		1,988,797,138	3,642,079,676
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(275,115,034)	(1,626,066,470)
Effect of exchange differences		(54,731,590)	(27,216,068)
Cash and cash equivalents at the end of the period	47.h	1,658,950,514	1,988,797,138
The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

1.                  Introduction

a) Parent company

Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A., Telefones de Lisboa e Porto (TLP), S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”). As a result of the privatization process occurred between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is mainly owned by private shareholders. On 12 December 2000, Portugal Telecom, S.A. changed its name to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

The shares and ADR’s of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange, respectively.

b) Corporate purpose

Portugal

In Portugal, fixed line services are rendered by PT Comunicações, S.A. (“PT Comunicações”) under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995, in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). PT Comunicações also renders Pay-TV services, through IPTV, FTTH and DTH platforms, Internet Service Provider (“ISP”) services to residential and small and medium size companies, as well as data transmission services and is also an ISP for large clients.

Mobile services in Portugal are rendered by Meo - Serviços de Comunicações e Multimédia, S.A. (“Meo, S.A.”, formerly TMN - Telecomunicações Móveis Nacionais, S.A.), under a GSM license granted by the Portuguese State in 1992 for an initial period of 15 years, which was renewed in 2007 until 16 March 2022, and a UMTS license obtained on 19 December 2000 for an initial period of 15 years, renewable for an additional period of another 15 years. In December 2011, Meo, S.A.  acquired a fourth generation mobile license (“4G license”), under which it provides services as from 2012 through the Long Term Evolution (“LTE”)

technology, which represents an evolution from the GSM technology that allows for higher levels of bandwidth and speed. This license has an initial period of 15 years, renewable for an additional period of another 15 years.

In January 2013, Portugal Telecom launched the first quadruple play offer, through the brand name M4O, representing a fixed-mobile convergent service, including television, internet, and fixed and mobile telephone services

Brazil

In Brazil, since March 2011, Portugal Telecom renders telecommunication services through Oi, S.A. and subsidiaries (“the Oi Group”) and renders corporate and call center services through Contax, S.A. (“Contax”) and its subsidiaries.

Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of the number of active clients. These services are provided through the following subsidiaries:

•             Oi, S.A. (formerly Brasil Telecom) renders fixed telecommunication services in Region II of Brazil;

•             Telemar Norte Leste (100% owned by Oi, S.A.) renders fixed telecommunication services in Region I of Brazil;TNL PCS, S.A. (100% owned by Telemar Norte Leste) renders mobile telecommunication services in Regions I and III of Brazil; and

•             14 Brasil Telecom Celular, S.A. (100% owned by Oi, S.A.) renders mobile telecommunication services in Region II of Brazil; and

•             Several other holding and support companies render network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

In March 2011, Portugal Telecom acquired a direct and indirect 25.3% interest in Telemar Norte Leste (“Telemar”) for a total cash consideration of R$ 8,256 million, equivalent to Euro 3,647 million, through: (1) the subscription of share capital increases undertaken, on 28 March 2011, by Telemar Participações, S.A. (“Telemar Participações”), the current controlling shareholder of the Oi Group, Tele Norte Leste Participações, S.A. (“TNL”), the controlling shareholders of the Oi group at that time, and Telemar; and (2) the acquisition of 35% direct interest in AG Telecom Participações, S.A. (“AG”) and in LF Tel, S.A. (“LF”), the two main shareholders of Telemar Participações. This foregoing transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom, AG and LF, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

The purpose of the strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

The strategic partnership envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom. Up to 31 December 2012, Oi acquired 89,651,205 shares of Portugal Telecom, representing 10.0% of the share capital. The Portugal Telecom’s shares held by Oi was classified as treasury shares in the accompanying Consolidated Statement of Financial Position and amounted to Euro 159 million as at 31 December 2013 and 2012 (Note 44.2).

The terms of the shareholders’ agreements entered into by Portugal Telecom, AG and LF contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações on strategic financial and operating decisions relating to the activity of the Oi Group. Therefore, in accordance with the provisions of IFRS 11 Joint Arrangements (“IFRS 11”), the Company concluded that it contractually shares the control of Telemar Participações and that therefore this company is a joint venture. As a result, following the early adoption of IFRS 11 (Note 4), which requires joint ventures to be accounted for by the equity method, Portugal Telecom applied this equity method of accounting to recognize in the consolidated financial statements its investment in Telemar Participações, and accordingly also applied this method to recognize its investments held directly in the Oi Group and in AG and LF. The transition provisions of IFRS 11 require retrospective application of this standard, which resulted in the restatement of Portugal Telecom’s financial statements for the year 2012, as explained in Note 4.

Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. On 28 March 2011, Portugal Telecom concluded the acquisition of a direct 16.2% interest  in CTX Participações S.A. (“CTX”) for a consideration of R$ 181 million, equivalent to Euro 80 million. As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect interest (25.8%  via AG and LF) of 42.0% in CTX and an indirect 14.1% interest in Contax, which is controlled by CTX. Considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company, CTX is a joint venture under the provisions of IFRS 11.

The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (Portugal Telecom’s Business Process Outsourcing provider) by Contax, which was completed on 1 July 2011, as the Board of Directors and the Shareholders’ Meetings of Dedic, CTX and Contax approved the transactions required for the completion of this operation. As a result of these acquisitions, Portugal Telecom’s direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, was no longer fully consolidated but instead accounted for by the equity method as from 1 July 2011, together with Contax.

Following the early adoption of IFRS 11 (Note 4), Portugal Telecom applied the equity method of accounting for the recognition of its investments in CTX and in Contax, an operating company controlled by CTX. As mentioned previously, IFRS 11 require retrospective application, which resulted in the restatement of Portugal Telecom’s financial statements for the year 2012 (Note 4).

In April 2011, moving ahead with its internationalization strategy, Contax completed the acquisition of 100% of Allus Global BPO Center (“Allus”) for an amount of R$245 million. Consequently, the results of Contax, which are accounted for the equity method in Portugal Telecom’s Income Statement as from 1 April 2011, include the results of Allus as from 1 May 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and has commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to support its clients throughout their entire customer relationship chain.

On 27 February 2012, the general meetings of TNL, Telemar, Coari Participações (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”) approved a corporate reorganization of the Oi Group (the “Corporate Reorganization”), following which the previous corporate structure composed of TNL and  Telemar, Coari as holding companies and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

•             The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

•             The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

•             The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

•             The distribution of redeemable shares of Brasil Telecom exclusively to shareholders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the computation of the exchange ratios considered in the mergers mentioned above. Taking into consideration the commitment underlying these transactions, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including R$740 million payable to its former controlling shareholder Coari Participações (49.3%), which was wholly owned by Telemar, and R$762 million payable to the former non-controlling interests.

On 9 April 2012, in connection with the Corporate Reorganization explained above, Oi S.A. paid a total consideration of R$ 2,000 million related to the exercise of withdrawal rights by shareholders that required it. Also on 9 April 2012, in relation to the above mentioned distribution of redeemable shares of Brasil Telecom, Oi, paid to its former non-controlling shareholders prior to the mergers a total amount of R$ 762 million.

Following the completion of the Corporate Reorganization, Portugal Telecom’s economic interest in Oi was held through: (1) a 17.70% interest held by Telemar Participações, which remained the controlling shareholder of the Oi Group, with 56.43% of the voting rights of Oi (2) a 15.54% interest held by Portugal Telecom, through its wholly-owned subsidiary Bratel Brasil; and (3) 4.54% interests held by AG and by LF. Accordingly, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom and prior to the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.31% direct and indirect interest previously held in Telemar to a 23.25% direct and indirect interest in Oi, following the completion of the Corporate Reorganization. As a result of this transaction, there was no change in Portugal Telecom’s interest in Telemar Participações (25.62%), which therefore remained a joint venture, accounted for by the equity method, as referred to above.

In connection with the Corporate Reorganization mentioned above, Portugal Telecom recorded a gain directly in shareholders’ equity (before non-controlling interests) amounting to Euro 61 million, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the amount of R$ 2.0 billion paid by Oi regarding the exercise of withdrawal rights (Euro 211 million), net of the corresponding effect on non-controlling interests (Euro 19 million). This net gain of Euro 61.296.212 includes an amount of Euro 12,060,381 recognized under the caption “Treasury shares” (Note 44.2) and an amount of Euro 49,235,831 recognized under the caption “Other reserves and accumulated earnings” (Note 44.5).  Since this restructuring did not involve the acquisition or loss of control of any of the companies involved in the restructuring process, as Telemar Participações remained the controlling shareholder and Portugal Telecom maintained its joint control 25.62% interest over the Oi Group, this transaction was accounted for as an equity transaction, with the reduction of non-controlling interests at Oi being recorded as a gain directly in equity.

On 2 April 2013, Contax concluded a corporate reorganization in connection with its migration to Level 2 Corporate Governance of the São Paulo Stock Exchange. Level 2 is a listing segment for the trading of shares issued by companies that voluntarily adopt specified corporate governance practices and commit to additional information disclosure beyond the minimum levels required by Brazilian law. Under this corporate reorganization, CTX shareholders, including Portugal Telecom, received a premium in shares of 25% of common shares held at the transaction’s date, and Contax absorbed CTX’s total indebtedness. Portugal Telecom increased its economic interest in Contax from 19.5% to 21.1% as a result of this reorganization. As this restructuring resulted only in an exchange of interests between controlling and non-controlling shareholders in Contax’s consolidated financial statements, and as this transaction did not change Portugal Telecom’s interest in CTX Participações (44,4%), the gain resulting from this transaction amounting to Euro 13,260,000, was recognized directly in shareholders’ equity.

On 1 October 2013, Portugal Telecom, Oi , AG, LF, Bratel Brasil, Pasa Participações S.A. (“Pasa”), EDSP 75 Participações S.A. (“EDSP75”) (which together with Telemar Participações are defined as “Oi Holding Companies”), Banco Espírito Santo (“BES”) and Nivalis Holding B.V. (“Ongoing”) signed a memorandum of understanding setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies into a single Brazilian incorporated listed entity (“CorpCo”). The merger is a natural fulfillment of the industrial alliance established in 2010 creating a leading telecoms operator. In accordance with the referred memorandum of understanding, this corporate restructuring will consist of the following steps:

•             Oi proposes to undertake a cash capital increase of a minimum of R$ 7.0 billion (Euro 2.3 billion), and with a target of R$ 8.0 billion (Euro 2.7 billion) to improve the balance sheet flexibility of CorpCo; the shareholders of Telemar Participações and an investment vehicle managed by Banco BTG Pactual S.A. (“BTG Pactual”) will subscribe approximately R$ 2.0 billion (Euro 0.7 billion) of the cash capital increase.

•             Subject to the above mentioned cash capital increase, Portugal Telecom will subscribe a capital increase in kind of approximately R$6.1 billion (Euro 2.0 billion) fully subscribed with the contribution of all the shares directly or indirectly held by Portugal Telecom in companies that hold (i) all of its operating assets, excluding those directly or indirectly held in Oi and Contax, and (ii) the respective liabilities as of the date of contribution; these net assets will be subject to a valuation by an independent appraiser, whose report shall be submitted to Oi’s Shareholders Extraordinary Meeting.

•             Portugal Telecom will subscribe R$4.8 billion of debentures convertible into shares of AG and LF, the proceeds of which AG and LF shall use to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, which in turn will also use those proceeds to repay its own indebtness.

•             Exchange of Portugal Telecom’s interests in CTX and Contax for shares of AG and LF, which at that time will have only shares of Oi and Telemar Participações.

•             Mergers of Bratel Brasil (Portugal Telecom’s subsidiary that holds the investment in Oi), AG and LF into Telemar Participações.

•             Incorporation of Oi shares into Telemar Participações, so that Oi becomes a fully owned subsidiary of Telemar Participações.

•             Merger of Portugal Telecom into Telemar Participações, with Telemar Participações to be the surviving company; at the time of the merger, Portugal Telecom is expected to have no material assets or liabilities other than the investment in Oi.

Africa

In Africa, the Group renders fixed, mobile and other telecommunications related services essentially through Africatel Holding BV (“Africatel”). The Group provides services in Angola, mainly through its associated company Unitel, and in Namíbia, Mozambique, Cabo Verde and São Tomé, among other countries, primarily through its subsidiaries Mobile Telecommunications Limited (“MTC”), LTM — Listas Telefónicas de Moçambique (“LTM”), Cabo Verde Telecom (“CVT”) and CST — Companhia Santomense de Telecomunicações, SARL (“CST”).

Asia

In Asia, the group renders fixed, mobile and other telecommunications related services essentially through Timor Telecom, S.A..

On 20 June 2013, following the preliminary agreement reached in January 2013, Portugal Telecom concluded the sale of its 28% stake in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM), to CITIC Telecom International Holdings Limited (CITIC Telecom), for a total amount of USD 443.0 million, equivalent to approximately Euro 335.7 million (Note 32.a). CITIC Telecom and Portugal Telecom also entered into a strategic alliance agreement for capitalizing on their respective expertise in certain areas of collaboration in the telecom sector and in the identification of ICT investment opportunities in order to create value for their respective shareholders. Pursuant to this strategic alliance agreement, CITIC Telecom will select Portugal Telecom as the CITIC Telecom Group’s strategic ICT service provider.

2.                  Basis of presentation

The consolidated financial statements for the year ended 31 December 2013 were approved by the Board of Directors and authorized for issue on 18 February 2014.

The consolidated financial statements are presented in Euros, which is the functional currency of Portugal Telecom and of a significant part of the Group’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q.

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2013, approved by the EU. No differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom as at 31 December 2013 and IFRS as adopted by the International Accounting Standards Board and in force as at the same date.

The consolidated financial statements have been prepared assuming the continuity of operations.

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities (Exhibit I)

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated.

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption “Non-controlling interests” (Note 21).

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period. Non-controlling interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement as from the effective date of the acquisition or up to the effective date of disposal.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

When necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Financial investments are classified as joint ventures if the respective shareholders and other agreements clearly demonstrate the existence of joint control. As required by IFRS 11, interests in joint ventures are accounted for by the equity method.

Assets, liabilities and contingent liabilities of a joint venture resulting from the acquisition of investments in other companies are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is included in the carrying amount of the investment.

Where necessary, adjustments are made to the financial statements of joint ventures to adjust their accounting policies in line with those adopted by the Group.

Investments in associated companies (Exhibit II)

An associated is an entity over which the Group has significant influence. Significant influence is the power to participate in the decision process regarding financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom’s accounting policies. Under this method, investments in associated companies are carried at cost in the Consolidated Statement of Financial Position, adjusted periodically for the Group’s share in the results of the associated company, recorded under the caption “Equity in earnings of associated companies, net” (Note 33), and for the Group’s share in other changes in shareholders’ equity of those same associated companies, recorded as gains or losses directly in the Consolidated Statement of Comprehensive Income. In addition, these financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Dividends attributed by associated companies are recorded as a reduction to the carrying value of financial investments when they are declared.

Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations (“IFRS 3”). Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date. Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

Goodwill related to subsidiaries is recognized under the caption “Goodwill” (Note 35) and is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period. Goodwill related to joint venture and associated companies are classified together with the related financial investments under the captions “Investments in joint venture” (Note 30) and “Investments in associated companies” (Note 33), respectively. These investments are also tested for impairment losses.

On disposal of a subsidiary, joint venture or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

Except for the disposal of the equity investment in CTM completed in June 2013 (Note 32.a), there were no other relevant changes in the group during the years ended 31 December 2013 and 2012.

3.                  Significant accounting policies, judgments and estimates

Significant accounting policies

a)             Current classification

Assets to be realized within one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due to be settled, or there is no unconditional right to defer its settlement, for a period of at least twelve months after the date of the Consolidated Statement of Financial Position.

b)             Inventories

Inventories are stated at average acquisition cost. Adjustments to the carrying value of inventories are recognised based on technological obsolescence or slow moving.

c)              Tangible assets

Portugal Telecom uses the revaluation model to measure real estate properties and ducts infra-structure, since it believes this method better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has adopted the policy to revise the revalued amount every 3 years, or when indicators of material devaluation occur.

The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 43). Under the exception of IFRS 1, revaluation of tangible assets made prior to 1 January 2004, in accordance with Portuguese legislation applying monetary indices, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amortization period of tangible assets is monitored annually and adjusted whenever necessary to reflect its economic useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates used correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	7 - 40
Ducts infra-structure	40
Telephones, switchboards and other	3 - 10
Submarine cables	15 - 20
Satellite stations	5 - 7
Other telecommunications equipment	4 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 8
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 8

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the Consolidated Income Statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d)             Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses held by Meo, S.A., and software licenses.

Intangible assets are amortised on a straight-line basis from the month they are available for use, during the estimated economic useful lifes or contractual periods if lower (including additional renewal periods if applicable), as follows:

Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
Telecommunications licenses and concessions:
• UMTS license owned by Meo, S.A.	Period of the license plus one renewal period (until 2030)
• LTE license owned by Meo, S.A.	Period of the license plus one renewal period (until 2041)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

The renewal period of the licenses depends basically on the companies meeting certain pre-defined goals or obligations set out in the agreements under which those licenses were initially obtained.

e)              Real estate investments

Real estate investments, which are included under the caption “Other investments” (Note 34), consist primarily of buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of business (exploration, service render or sale).

These investments are stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

Real estate investments are depreciated on a straight-line basis, during their expected useful lifes (Note 3.c).

f)               Impairment of tangible and intangible assets

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Tangible assets recognized according to the revaluation model are subject to periodic remeasurement. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders’ equity. Impairment losses in excess of the initial revaluation reserve are recognized in the Consolidated Income Statement.

g)             Provisions, liabilities and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the related parties.

Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group’s management.

Obligations for dismantling and removal costs are recognised from the month the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c and 43). The amount of the obligation is discounted, being the corresponding effect of time value recognised in net income, under the caption “Net interest expense”.

h)             Pension supplement benefits

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, S.A. (“PT SI”) are responsible to pay  pension supplements to a group of employees. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1.1).

The amount of the Group’s liabilities with the defined benefit plans described above is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group recognises actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recognised immediately in earnings when they occur as prior years’ service gains or losses, under the caption “Post retirement benefits”. Gains arising from the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

Liabilities recognized in the Consolidated Statement of Financial Position represents the difference between the Projected Benefit Obligation (“PBO”) and the fair value of plan assets.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

Contributions made under defined contribution pension plans are recognised in net income when incurred. Under these plans, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current and prior years, the sponsor does not have the legal or constructive obligation of making additional contributions.

i)                Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and its relatives. This health care plan is managed by Portugal Telecom — Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 14.1.2).

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group recognises actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recognised immediately in earning when they occur as prior years’ service gains or losses, under the caption “Post retirement benefits”. Gains arising from the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, reduced by the fair value of fund assets.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

j)                Pre-retired and suspended employees

In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption “Curtailment costs” (Note 14.1.3).

k)             Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies for training and other operating activities are recognised in net income when the related expenses are recognised. Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)                Financial assets and liabilities

Financial assets and liabilities are recognised in the Group’s Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

(i) Receivables (Notes 25 and 26)

Trade receivables, loans granted and other receivables that have fixed or determinable payments and that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are mainly computed based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on their proceeds, net of any issuance costs.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

(iii) Bank loans (Note 38)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest and other financial costs, which are computed based on the effective interest rate and include the recognition of upfront fees, are recognised when incurred.

(iv) Accounts payable (Note 39)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(v) Derivative financial instruments and hedge accounting (Note 45)

The activities of the Group are primarily exposed to financial risks related to changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of related economics and Executive Committee approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, for accounting purposes, Portugal Telecom classifies certain derivative financial instruments as fair value and cash flow hedges.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” directly in shareholders’ equity is transferred to net income.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vi) Treasury shares (Note 44)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares”, at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

Portugal Telecom’s shares acquired by any of its affiliated companies are recognized at acquisition cost as treasury shares based on the Company’s interest in the entity that acquired those shares.

(vii) Cash and cash equivalents and short term investments (Note 24)

Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared. In the Consolidated Statement of Cash Flows, cash and cash equivalents also include overdrafts recognised under the caption “Short-term debt”, when applicable.

Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

(viii) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby certain telecommunications equipments were sold to certain entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintained the legal possession of these equipments.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore was exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company’s financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment, and current and non-current liabilities include the future payments under the lease contract.

m)         Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•      the tangible assets are identifiable;

•      the tangible assets will generate future economic benefits which can be reliably estimated; and

•      development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Expenses incurred during investigation are recognised in net income when incurred.

n)             Leasings (the company as a lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor are accounted for using the finance method, in accordance with the lease payment plan (Note 38). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 12).

o)             Taxation

Income tax expense is recognised in accordance with IAS 12 Income Taxes (“IAS 12”) and represents the sum of the tax currently payable and deferred tax.

Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least 90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

The current tax payable is based on taxable income for the period, and deferred taxes are based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity. Accordingly, the impact of changes in tax rate is also charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case that impact is also recognised directly in shareholders’ equity.

p)             Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators of the transit countries and the operators of the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under operating revenues.

Revenues from Internet Service Providers (“ISP”) services result essentially from monthly subscription fees. These revenues are recognised when the service is rendered.

Revenues from Pay-TV and mobile telephony services result essentially from and are recognised as follows:

Nature of the revenue	Caption	Moment of recognition
Monthly subscription fees for the use of the service	Services rendered	When the service is rendered
Rental of equipment	Services rendered	The period of rental
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of telecommunications services. Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognized as revenue when award credits are redeemed or expire.

q)             Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, and included in the Consolidated Statement of Comprehensive Income.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•                  Assets and liabilities at exchange rates prevailing at the date of the Consolidated Statement of Financial Position;

•                  Profit and loss items at average exchange rates for the reported period;

•                  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases,  at the rate effective on the day the transaction occurred); and

•                  Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of Portugal Telecom’s investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translation differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off or there is a repayment of the investment made.

r)              Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset, where the construction period of its tangible and intangible assets is relatively short.

s)               Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies as “Cash and cash equivalents” all highly liquid investments, with original maturity of up to three months and an insignificant risk of change in fair value. The “Cash and cash equivalents” item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under “Short-term debt”.

Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of financial investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments relating to interest and related expenses, acquisition of treasury shares and payments of dividends to shareholders.

t)                Subsequent events (Note 50)

Events occurring after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements are as follows:

(a)         Post retirement benefits — The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 14. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

(b)         Goodwill impairment analysis — Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit. The key assumptions used in these goodwill impairment analysis are disclosed in Note 35.

(c)    Valuation and useful life of intangible and tangible assets — Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets (Note 3.c).

(d)         Recognition of provisions and adjustments — Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine whether a provision should be recorded for these contingencies (Note 49). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivable differ from business to business.

(e)          Assessment of the fair value of financial instruments — Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.  The financial instruments for which no quoted price is available in an active market are disclosed in Note 45.3.

(f)           Assessment of the fair value of revalued assets — Portugal Telecom uses the revaluation model to measure the carrying value of certain tangible asset classes. In order to determine the revalued amount of those assets, Portugal Telecom uses the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 37.

(g)         Deferred taxes - The Group recognizes and settles income taxes based on the results of operations determined in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are different from the amounts calculated for IFRS purposes. In accordance with IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. The Company regularly assesses the recoverability of deferred tax assets and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Estimates used are based on the best information available during the preparation of the consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with IAS 8, changes to the estimates used by management that occur after the date of the consolidated financial statements are recognised in net income, using a prospective methodology.

4.                  Changes in accounting policies and estimates

During the year ended 31 December 2013, the Company has adopted the following new and revised IFRS’s issued by the International Accounting Standards Board (IASB) and approved by the EU, of which only IFRS 11 Joint Ventures and IAS 19 Employee Benefits had an impact on Portugal Telecom’s financial statements:

•             Amendments to IFRS 7 Disclosures — Offsetting Financial Instruments, which require additional disclosures in relation to the offsetting of financial assets and liabilities.

•             IFRS 10 Consolidated Financial Statements issued in May 2011, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation — Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

•             IFRS 11 Joint Arrangements issued in May 2011, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures, thereby eliminating the proportional consolidation method. This standard supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures. Upon the adoption of this standard, Portugal Telecom no longer proportionally consolidates its investments in joint ventures, namely Oi and Contax. The impacts of the adoption of this standard are detailed below in this note.

•             IFRS 12 Disclosure of Interests in Other Entities issued in May 2011, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements.

•             Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011, the changes of which relate to the above mentioned new standards issued in May 2011.

•             IFRS 13 Fair Value Measurement issued in May 2011, which establishes a single source of guidance for fair value measurement under IFRS and disclousures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

•             Amendments to IAS 1 Presentation of Financial Statements issued in June 2011, which require additional disclosures to be made in the statement of comprehensive income such that items of other comprehensive income are grouped into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that will be reclassified subsequently to profit or loss when specific conditions are met.

•             Amendments to IAS 19 Employee Benefits issued in June 2011, which include primarily: (1) the elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’, which had no impact on the Company’s financial statements as its policy was already in line with the mandatory approach included in this revised standard; (2) the change in the calculation of the expected return on assets, based on the discount rates used for benefit obligations instead of the long-term rate of return previously determined, the impact of which in the Company’s financial statements resulted in a lower expected return on plan assets (now presented on a net basis as net interest cost) and, consequently, higher post retirement benefit costs, as the Company’s discount rates are lower than the former 6% expected return on assets; (3) mandatory immediate recognition of unvested prior year service gains or losses, as a result of which, upon the adoption of this revised standard, Portugal Telecom recognized the prior year service gains that had previously deferred in accordance with the previous version of IAS 19, as from 1 january 2012; (4) streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations; and (5) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to when participating in those plans. The impacts of the adoption of this standard are detailed below in this note.

The following standards, revised standards or interpretations were issued by the IASB but either the mandatory adoption date of which set by the EU occurs only in subsequent years or were not yet adopted by the EU:

•             Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011, which establish disclosure requirements regarding the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after 1 January 2014 and Portugal Telecom expects no material impact on its financial statements as a result of its adoption.

•             IFRS 9 Financial Instruments Measurement issued in November 2009 , which introduces new requirements for the classification and measurement of financial assets. Subsequently, in October 2010, IFRS 9 was amended to include the requirements for the classification and measurement of financial liabilities and for derecognition. Portugal Telecom is still assessing the impacts of the adoption of this standard which is effective for annual periods beginning on or after 1 January 2015.

•             Amendments to IAS 36 Impairment of Assets issued in May 2013, which clarify that the required disclosures of information on the recoverable amount of impaired assets are applicable only for situations where that recoverable amount is based on fair value less costs of disposal. This standard is effective for annual periods beginning on or after 1 January 2014 and Portugal Telecom expects no material impact on its financial statements as a result of its adoption.

•             IFRIC 21 Levies was issued in May 2013 and provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

•             Amendments to IAS 39 Financial Instruments: Recognition and Measurement issued in June 2013, which provide some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under similar circumstances. This standard is effective for annual periods beginning on or after 1 January 2014 and Portugal Telecom expects no material impact on its financial statements as a result of its adoption.

Portugal Telecom early adopted the “package of five” standards issued by the IASB in May 2011 (IFRS 10, IFRS 11, IFRS 12 and revised versions of IAS 27 and IAS 28), although its application in the EU was only mandatory as from 1 January 2014. The Company reports consolidated financial statements also to the New York Stock Exchange, where the adoption of these standards is mandatory as from 1 January 2013. Thus, in order to avoid the existence of two sets of financial statements and to ensure the comparability and transparency of information in both stock exchanges where Portugal Telecom is listed, the Company decided to early adopt the standards mentioned above, namely IFRS 11 that had a material impact on its consolidated financial statements. The impacts of the adoption of IFRS 11 consisted of recognizing the investments in joint ventures by the equity method of accounting, including primarily Oi, Contax and its controlling shareholders, which prior to the adoption of this standard were proportionally consolidated as allowed by IAS 31. Summarized financial information related to the investments in joint ventures is disclosed in Note 30.

As a result of the adoption of the amendments to IAS 19 and the adoption of IFRS 11, the tables below present the adjustments made to the previously reported Consolidated Statements of Financial Position as at 31 December and 1 January 2012 and Consolidated Income Statements and Consolidated Statement of Cash Flows for the year ended 31 December 2012.

Consolidated Statement of Financial Position as at 31 December 2012	Euro

	Statement prior to restatement	Adjustments IAS19	Adjustments IFRS11	Restated statement
Assets
Cash and cash equivalents	2,507,099,156	—	(518,302,018)	1,988,797,138
Short-term investments	880,194,809	—	(254,197,021)	625,997,788
Accounts receivable	2,012,119,483	—	(815,458,446)	1,196,661,037
Taxes receivable	476,146,140	—	(404,456,984)	71,689,156
Investments in joint ventures	—	—	2,980,060,568	2,980,060,568
Investments in group companies	408,274,726	—	(1,456,742)	406,817,984
Goodwill	1,449,387,000	—	(1,023,711,831)	425,675,169
Intangible assets	3,640,126,087	—	(2,882,599,527)	757,526,560
Tangible assets	6,018,873,354	—	(2,440,001,908)	3,578,871,446
Deferred taxes	1,184,140,639	(3,738,674)	(620,001,153)	560,400,812
Judicial deposits	1,150,273,677	—	(1,150,273,677)	—
Other assets	369,107,946	—	(132,548,188)	236,559,758
Total assets	20,095,743,017	(3,738,674)	(7,262,946,927)	12,829,057,416
Liabilities
Gross debt	11,098,505,875	—	(3,723,370,855)	7,375,135,020
Accounts payable	1,263,243,056	—	(581,249,152)	681,993,904
Accrued expenses	792,816,394	—	(303,283,750)	489,532,644
Deferred income	337,279,573	—	(70,709,152)	266,570,421
Taxes payable	758,263,890	—	(676,346,383)	81,917,507
Provisions	781,899,784	—	(681,693,990)	100,205,794
Post retirement benefits	932,835,606	(14,954,706)	(82,513,773)	835,367,127
Deferred taxes	922,009,795	—	(651,618,649)	270,391,146
Other liabilities	354,844,730	—	(164,157,819)	190,686,911
Total liabilities	17,241,698,703	(14,954,706)	(6,934,943,523)	10,291,800,474
Equity excluding non-controlling interests	2,293,366,564	11,216,032	—	2,304,582,596
Non-controlling interests	560,677,750	—	(328,003,404)	232,674,346
Total shareholders’ equity	2,854,044,314	11,216,032	(328,003,404)	2,537,256,942
Total liabilities and shareholders’ equity	20,095,743,017	(3,738,674)	(7,262,946,927)	12,829,057,416

Consolidated Statement of Financial Position as at 1 January 2012	Euro

	Statement prior to restatement	Adjustments IAS19	Adjustments IFRS11	Restated statement
Assets
Cash and cash equivalents	4,930,012,396	—	(1,287,932,720)	3,642,079,676
Short-term investments	738,112,198	—	(275,305,897)	462,806,301
Accounts receivable	1,936,291,149	—	(815,247,586)	1,121,043,563
Taxes receivable	430,907,392	—	(343,375,166)	87,532,226
Investments in joint ventures	—	—	3,509,603,960	3,509,603,960
Investments in group companies	533,444,415	—	(914,268)	532,530,147
Goodwill	1,503,189,189	—	(1,150,199,178)	352,990,011
Intangible assets	4,126,609,728	—	(3,325,891,061)	800,718,667
Tangible assets	6,228,622,568	—	(2,572,513,900)	3,656,108,668
Deferred taxes	1,247,784,040	(4,191,011)	(653,103,922)	590,489,107
Judicial deposits	1,084,083,163	—	(1,084,083,163)	—
Other assets	417,335,203	—	(108,949,931)	308,385,272
Total assets	23,176,391,441	(4,191,011)	(8,107,912,832)	15,064,287,598
Liabilities
Gross debt	12,280,958,636	—	(3,882,105,508)	8,398,853,128
Accounts payable	1,446,195,757	—	(536,047,757)	910,148,000
Accrued expenses	922,779,134	—	(361,397,165)	561,381,969
Deferred income	299,352,137	—	(63,320,188)	236,031,949
Taxes payable	726,151,702	—	(648,312,769)	77,838,933
Provisions	941,008,144	—	(839,490,260)	101,517,884
Post retirement benefits	1,004,065,628	(16,764,043)	(73,680,894)	913,620,691
Deferred taxes	1,052,457,228	—	(775,750,367)	276,706,861
Other liabilities	761,250,318	—	(235,934,923)	525,315,395
Total liabilities	19,434,218,684	(16,764,043)	(7,416,039,831)	12,001,414,810
Equity excluding non-controlling interests	2,828,069,784	12,573,032	—	2,840,642,816
Non-controlling interests	914,102,973	—	(691,873,001)	222,229,972
Total shareholders’ equity	3,742,172,757	12,573,032	(691,873,001)	3,062,872,788
Total liabilities and shareholders’ equity	23,176,391,441	(4,191,011)	(8,107,912,832)	15,064,287,598

Consolidated Income Statement for the year ended 31 December 2012	Euro

	Statement prior to restatement	Adjustments IAS19	Adjustments IFRS11	Restated statement
Total revenues	6,598,804,838	—	(3,519,844,874)	3,078,959,964
Costs, losses and (income)
Wages and salaries	1,102,367,005	—	(688,741,233)	413,625,772
Direct costs	1,092,366,255	—	(634,971,908)	457,394,347
Costs of products sold	183,068,741	—	(44,970,059)	138,098,682
Marketing and publicity	124,445,803	—	(52,283,063)	72,162,740
Supplies, external services and other expenses	1,475,205,400	—	(834,611,618)	640,593,782
Indirect taxes	247,031,379	—	(203,268,892)	43,762,487
Provisions and adjustments	105,578,423	—	(82,311,170)	23,267,253
Depreciation and amortisation	1,390,645,957	—	(625,387,911)	765,258,046
Post retirement benefits costs	58,309,755	5,669,380	(6,438,817)	57,540,318
Curtailment costs	2,077,178	289,628	—	2,366,806
Other operating expenses, net	(41,443,071)	—	14,555,523	(26,887,548)
Income before financial results and taxes	859,152,013	(5,959,008)	(361,415,726)	491,777,279
Net interest expenses	498,835,624	—	(285,821,043)	213,014,581
Equity in the earnings of joint ventures	—	—	3,011,998	3,011,998
Equity in earnings of associated companies, net	(209,674,551)	—	(599,033)	(210,273,584)
Net other financial expenses	96,768,761	—	(46,440,248)	50,328,513
Income taxes	147,604,824	(1,489,753)	(20,506,980)	125,608,091
Net income	325,617,355	(4,469,255)	(11,060,420)	310,087,680
Attributable to non-controlling interests	95,344,319	—	(11,060,420)	84,283,899
Attributable to equity holders of the parent	230,273,036	(4,469,255)	—	225,803,781
Earnings per share attributable to the equity holders of the parent
Basic	0.27	(0.01)	—	0.26
Diluted	0.27	(0.01)	—	0.26

Consolidated Statement of Cash Flows for the year ended 31 December 2012	Euro

	Statement prior to recast	Adoption of IFRS 11	Restated statement

OPERATING ACTIVITIES
Collections from clients	8,346,301,510	(4,564,776,891)	3,781,524,619
Payments to suppliers	(3,579,536,743)	1,786,607,267	(1,792,929,476)
Payments to employees	(1,111,039,110)	666,754,261	(444,284,849)
Payments relating to income taxes	(155,766,302)	100,769,095	(54,997,207)
Payments relating to post retirement benefits, net	(197,666,333)	10,481,805	(187,184,528)
Payments relating to indirect taxes and other	(1,728,169,403)	1,487,870,828	(240,298,575)
Cash flows from operating activities (1)	1,574,123,619	(512,293,635)	1,061,829,984

INVESTING ACTIVITIES
Short-term financial applications	(140,048,426)	(21,136,225)	(161,184,651)
Interest and related income	217,115,072	(66,405,466)	150,709,606
Dividends	76,279,817	188,937,728	265,217,545
Financial investments	(2,621,633)	3,536,311	914,678
Tangible and intangible assets	(1,421,602,503)	587,418,642	(834,183,861)
Other investing activities	3,562,053	(35,235)	3,526,818
Cash flows from investing activities (2)	(1,267,315,620)	692,315,755	(574,999,865)

FINANCING ACTIVITIES
Loans obtained	5,478,403,138	(771,736,709)	4,706,666,429
Loans repaid	(6,391,633,542)	664,469,844	(5,727,163,698)
Interest and related expenses	(752,171,827)	272,489,143	(479,682,684)
Dividends	(642,871,535)	38,747,365	(604,124,170)
Acquisition of treasury shares	(23,198,433)	23,198,433	—
Other financing activities	(315,231,922)	306,639,456	(8,592,466)
Cash flows from financing activities (3)	(2,646,704,121)	533,807,532	(2,112,896,589)

Cash and cash equivalents at the beginning of the period	4,930,012,396	(1,287,932,720)	3,642,079,676
Change in cash and cash equivalents (4)=(1)+(2)+(3)	(2,339,896,122)	713,829,652	(1,626,066,470)
Effect of exchange differences	(83,017,118)	55,801,050	(27,216,068)
Cash and cash equivalents at the end of the period	2,507,099,156	(518,302,018)	1,988,797,138

5.                  Exchange rates used to translate foreign currency financial statements

As at 31 December 2013 and 2012, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2013	2012
Argentine peso	8.9890	6.4879
Australian dollar	1.5423	1.2712
Botswana pula	12.0603	10.2717
Brazilian real	3.2576	2.7036
British pound	0.8337	0.8161
Canadian dollar	1.4671	1.3137
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.3491	8.2207
Danish krone	7.4593	7.4610
Hong Kong dollar	10.6933	10.2260
Hungarian forint	297.0400	292.3000
Japanese yen	144.7200	113.6100
Kenyan shilling	119.0163	113.6003
Macao pataca	11.0141	10.5328
Moroccan dirham	11.2621	11.1526
Mozambique metical	41.2400	39.2400
Namibian dollar	14.5660	11.1727
Norwegian krone	8.3630	7.3483
São Tomé dobra	24,500.0	24,500.0
South African rand	14.5660	11.1727
Swedisk krone	8.8591	8.5820
Swiss franc	1.2276	1.2072
Ugandan shilling	3,479.5	3,549.2
US dollar	1.3791	1.3194

During the years ended 31 December 2013 and 2012, income statements of subsidiaries, associated companies and joint ventures expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2013	2012
Argentine peso	7.3126	5.8869
Botswana pula	11.1669	9.8156
Brazilian real	2.8685	2.5084
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.1646	8.1052
Hungarian forint	296.8700	289.2500
Kenyan shilling	114.5432	109.3349
Macao pataca	10.6094	10.2645
Moroccan dirham	11.1687	11.1061
Mozambique metical	39.6300	36.3700
Namibian dollar	12.8330	10.5511
São Tomé dobra	24,500.0	24,500.0
Swiss franc	1.2311	1.2053
Ugandan shilling	3,442.8	3,250.3
US dollar	1.3281	1.2848

6.                  Revenues

The contribution of reportable segments to consolidated revenues in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
Telecommunications in Portugal (Note 7.a)(i)	2,538,313,930	2,676,916,113
Services rendered (Note 3.p)	2,385,650,244	2,532,665,557
Sales	113,208,254	107,428,368
Other revenues	39,455,432	36,822,188

Other businesses (ii)	372,868,966	402,043,851
Services rendered	350,824,756	365,237,961
Sales	17,907,914	33,107,605
Other revenues	4,136,296	3,698,285
	2,911,182,896	3,078,959,964

(i)             For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.a).

(ii)          In 2013, the lower contribution from other businesses to consolidated revenues reflects mainly negative currency effects (Euro 40 million). On a constant basis, other revenues would have increased by Euro 11 million primarily explained by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data/internet services, partially offset by a lower contribution from Timor following the entrance of new competitors.

Revenue is recognized in accordance with principles referred to in Note 3.p). Services rendered include mainly revenue derived from (1) fixed line and international telecommunications services, including billed and interconnection revenues, (2) Pay-TV services, including monthly subscription fees and rental of equipment, (3) mobile telecommunications services, including usage of network, interconnection fees, roaming, pre-paid cards and wireless broadband, and (4) advertising in directories. Sales correspond mainly to the disposals of terminal equipment, including fixed telephones, modems, TV boxes and terminal mobile equipment. Other revenues include mainly Portal’s advertising revenues, benefits from contractual penalties imposed to customers, rental of equipments and other own infra-structures and revenues resulting from consultancy projects.

Revenues in 2013 and 2012 by geographic area are as follows:

Euro

	2013	2012
Portugal	2,600,729,547	2,740,511,943
Other	310,453,349	338,448,021
	2,911,182,896	3,078,959,964

7.                  Segment reporting

The operating segments as at 31 December 2013 and 2012, based on the manner the Board of Directors reviews and assesses the performance of the Group’s businesses to make decisions about resources to be allocated, are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

The operating segment named “Telecommunications in Portugal” includes wireline and mobile.

The operating segment named “Telecommunications in Brazil - Oi” includes Oi, S.A., and its subsidiaries. Portugal Telecom discloses Oi as an operating segment since the Company’s management currently reviews and assesses its performance periodically, notwithstanding Oi being a joint venture in accordance with IFRS 11 and thus accounted for by the equity method.

In addition to the above mentioned reportable segments, the Group has other businesses that do not comply individually or in aggregate with any of the quantitative thresholds that would require a disclosure as a reportable segment. These businesses relate primarily to the following Group companies: (1) Contax, which renders BPO and contact centre services and is accounted for by the equity method following the adoption of IFRS 11; (2) MTC, CVT and Timor Telecom, which render wireline and mobile telecommunications services; and (3) certain Portuguese support companies, namely PT - Sistemas de Informação, Portugal Telecom Inovação, PT Pro-Serviços Administrativos e de Gestão Partillhados and PT Contact — Telemarketing e Serviços de Informação.

a) Telecommunications in Portugal

Financial information of this reportable segment for the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
REVENUES (i)
Services rendered - external customers (Note 6)	2,385,650,244	2,532,665,557
Services rendered - inter-segment	11,259,807	13,237,131
Sales - external customers (Note 6)	113,208,254	107,428,368
Sales - inter-segment	1,827,121	1,687,799
Other revenues - external customers (Note 6)	39,455,432	36,822,188
Other revenues - inter-segment	8,208,406	8,662,046
	2,559,609,264	2,700,503,089

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	232,725,936	241,778,227
Direct costs (Note 9)	458,496,422	457,091,120
Commercial costs (ii)	294,349,511	292,158,529
Supplies, external services and other expenses (Note 11) (iii)	483,000,838	508,734,534
Depreciation and amortisation (iv)	646,979,100	681,159,324
Post retirement benefits, net (v)	40,295,822	57,409,291
Work force reduction and settlement costs (vi)	116,922,120	1,160,449
Net gains on disposals of fixed assets	(3,500,398)	(3,525,138)
Other costs (gains), net (vii)	19,043,739	(23,494,632)
	2,288,313,090	2,212,471,704

Income before financial results and taxes	271,296,174	488,031,385

(i)                  The composition of total revenues by customer segment for the years ended 31 December 2013 and 2012 is as follows:

Euro million

	2013	2012
Residential	721	712
Personal	655	688
Enterprise	791	896
Wholesale, other and eliminations	393	405
	2,560	2,701

The reduction in total revenues is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 105 million), impacted by the public administration strong cost cut initiatives and significant reduction in investments in new projects throughout 2013, the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies, and intense price competition across the various segments, mainly in mobile; (2) revenue decline in the Personal customer segment (Euro 33 million), as a result of lower customer revenues (Euro 37 million) reflecting lower and volatile recharges as a result of difficult economic conditions, price competition and migration to lower tariff plans, and lower interconnection revenues (Euro 13 million), following the negative impact of the decline in Mobile Termination Rates (“MTRs”), partially offset by higher sales (Euro 18 million); and (3) a reduction in revenues from wholesale and other businesses (Euro 12 million), as a result of lower accesses and traffic revenues and lower revenues from the directories business (Euro 10 million) against a backdrop of increased popularity of alternative online tools. These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 9 million), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance of Meo’s triple play offers and M4O which translated into an increase of the customer base and higher non-voice services, and notwithstanding increased competitive aggressiveness and already high pay-TV penetration.

(ii)             This caption includes costs of products sold, commissions and marketing and publicity expenses. The increase in 2013 is primarily explained by the increased push of commercial activities due to the launch of the new converged offer M4O partially offset by lower costs of goods sold reflecting a decrease in the average cost of handsets as a result of favourable contracts signed with key suppliers despite an increase in sales.

(iii)          This caption includes supplies and external services, including maintenance and repair expenses, support services and other third party costs, provisions, indirect taxes and other expenses. The decrease occurred in 2013 reflects mainly a relentless focus on cost cutting and profitability and also an increase in maintenance productivity of maintenance activities due to the implementation of new generation access networks (FTTH).

(iv)         The decrease in depreciation and amortization costs reflects primarily the decline in capital expenditures occurred in 2013 and 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

(v)              The lower post retirement benefits costs in 2013 reflect primarily the decline in discount rates undertaken by the end of 2012 that resulted in a decrease of net interest cost .

(vi)           Work force reduction and settlement costs in 2013 reflect mainly a redundancy programme of approximately 400 employees implemented in the second quarter of 2013.

(vii)        Other costs in 2013 (Note 15) reflect primarily provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts, partially offset by a gain related to the wireline Concession Agreement. Other gains in 2012 include an estimated net compensation receivable from the Portuguese State for prior years costs supported by PT Comunicações with the universal service obligation under the Concession Agreement.

Capital expenditures in tangible and intangible assets for this reportable segment decreased to Euro 490 million in 2013 from Euro 555 million in 2012, reflecting the investments in future proof technologies and networks undertaken in previous years, which are translated into Portugal Telecom’s clear leadership in FTTH and 4G-LTE coverage in Portugal, and notwithstanding the investments made in 2013 in the rollout of Portugal Telecom’s Data Centre in Covilhã, inaugurated in September 2013. In 2013, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 23% of total capital expenditures; (2) customer capital expenditure, which represented 32% of total capital expenditures, and (3) technology and infrastructure capital expenditure, which represented 41% of total capital expenditures. The investments in IT/IS projects were focused on the IT transformation programme aimed at converge, standardise, integrate and simplify business processes and IT, thus enabling a truly convergent customer experience.

As at 31 December 2013 and 2012, the total staff in this segment was 7,526 and 7,637 employees, respectively.

b) Telecommunications in Brazil - Oi

Financial information of this reportable segment for the years ended 31 December 2013 and 2012, considering the 25.6% joint control interest held by Portugal Telecom, is as follows:

Euro

	2013	2012
REVENUES
Services rendered	2,494,168,925	2,817,121,891
Sales	44,232,742	56,920,290
Other revenues	121,620,691	168,045,007
	2,660,022,358	3,042,087,188

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	211,399,942	248,684,844
Direct costs	550,752,289	630,173,022
Commercial costs	205,337,603	240,284,522
Supplies, external services and other expenses	796,653,949	1,013,972,714
Depreciation and amortisation	552,142,256	578,210,753
Post retirement benefits, net	6,787,699	6,438,817
Net gains on disposals of fixed assets	(12,763,798)	(29,877,164)
Other costs, net	13,224,031	11,364,037
	2,323,533,971	2,699,251,545

Income before financial results and taxes	336,488,387	342,835,643

The reduction in Oi’s revenues (Euro 382 million) is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro, amounting to Euro 382 million. Adjusting for the impact of the Brazilian Real against the Euro, revenues would have remained broadly stable, as the reductions in sales and other operating revenues were offset by an increase in services rendered, reflecting a positive contribution from broadband and pay-TV services that more than compensated the traditional pressure in fixed voice.

Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 48 million), Oi’s income before financial results and taxes would have increased in 2013 by Euro 42 million, reflecting primarily higher net service revenues (Euro 35 million), as explained above, and a gain recorded in connection with the disposal of Oi’s submarine cable operation. These effects more than offset lower sales and other operating revenues, higher depreciation and amortization expenses (Euro 53 million), reflecting increased capital expenditures incurred in 2013 and 2012 as compared to previous years, including the acquisition of the 4G license in June 2012, and higher third party expenses, including mainly maintenance and repairs and rentals.

Capital expenditures in tangible and intangible assets for this reportable segment amounted to Euro 558 million in 2013 and Euro 630 million in 2012. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 82 million), Oi’s capital expenditures would have decreased by Euro 4 million to Euro 651 million and was directed mainly towards investments in 3G coverage and capacity in the initial roll-out of 4G-LTE network and in the capacity and capillarity of the wireline and broadband networks. In addition to the above mentioned capital expenditures, Oi made a non-recurring investment in June 2012 in the acquisition of 4G licenses for a total amount of Euro 41 million.

As at 31 December 2013 and 2012, the total staff in this segment was 10,911 and 9,412 employees, respectively (considering the 25.6% joint control interest).

c) Reconciliation of revenues and net income and information by geographic area

In 2013 and 2012, the reconciliation between revenues of consolidated reportable segments and consolidated revenues is as follows:

Euro

	2013	2012
Revenues relating to Telecommunications in Portugal	2,559,609,264	2,700,503,089
Revenues relating to other businesses (i)	781,517,032	838,090,731
Elimination of intragroup revenues	(429,943,400)	(459,633,856)
Total consolidated revenues	2,911,182,896	3,078,959,964

(i)             As mentioned above, other businesses include primarily MTC, CVT, Timor Telecom and certain Portuguese support companies, the performance of which is monitored by the management on a standalone basis. In 2013, the decrease in revenues relating to other businesses is primarily explained by negative currency effects (Euro 40 million). Excluding the impact of the devaluation of foreign currencies against the Euro, the reduction in this caption is primarily explained by lower contributions from Timor Telecom, following the entrance of new competitors in the market, and from certain Portuguese support companies, partially offset by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data/internet services.

In the years ended 31 December 2013 and 2012, the reconciliation between net income before financial results and taxes of consolidated reportable segments and Group’s consolidated net income is as follows:

Euro

	2013	2012
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal	271,296,174	488,031,385
Income before financial results and taxes relating to other businesses (i)	74,096,671	3,745,894
Consolidated income before financial results and taxes	345,392,845	491,777,279
Financial gains (losses):
Net interest expenses (Note 16)	(257,423,261)	(213,014,581)
Net foreign currency exchange losses (Note 17)	(21,919,104)	(1,841,496)
Net losses on financial assets and other investments (Note 18)	(2,014,467)	(3,921,932)
Equity in the earnings of joint ventures (Note 30)	(2,185,679)	(3,011,998)
Equity in earnings of associated companies, net (Note 33)	442,783,587	210,273,584
Net other financial expenses (Note 19)	(54,635,427)	(44,565,085)
Income taxes (Note 20)	(62,021,888)	(125,608,091)
Net income (before non-controlling interests)	387,976,606	310,087,680

(i)             The increase in this caption reflects primarily a gain recorded in the second quarter of 2013 resulting from the settlement of contractual obligations that had been assumed upon the acquisition of the investment in Oi, as explained in Note 15.

Total assets, liabilities and tangible and intangible assets by geographic area as at 31 December 2013 and 2012 and capital expenditures for tangible and intangible assets in the years ended 31 December 2013 and 2012 are as follows:

Euro
2013

	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets (ii)
Portugal	8,150,000,317	9,915,843,042	3,281,785,719	610,809,883	520,677,402
Brazil (i)	2,669,674,994	811,202	188,130	—	—
Other	1,200,719,871	236,925,823	156,505,535	106,893,793	68,360,212
	12,020,395,182	10,153,580,067	3,438,479,384	717,703,676	589,037,614

Euro

2012

	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets (ii)
Portugal	8,373,264,796	9,881,378,570	3,409,125,065	641,287,521	571,960,811
Brazil (i)	3,218,436,786	148,067,576	287,757	—	—
Other	1,237,355,834	262,354,328	169,458,624	116,239,039	89,239,535
	12,829,057,416	10,291,800,474	3,578,871,446	757,526,560	661,200,346

(i)             The decrease in assets is basically explained by the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Brazilian joint ventures, namely Oi and Contax.

(ii)          Total capital expenditures in 2013 and 2012 include capital expenditures for tangible assets, amounting to Euro 499 million and Euro 575 million (Note 37), respectively, and capital expenditures for intangible assets amounting to Euro 91 million and Euro 87 million (Note 36), respectively.

8.                  Wages and salaries

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
Salaries	323,547,219	332,493,271
Social security	58,612,016	62,970,790
Health care benefits related to active employees	5,033,942	4,545,741
Training	1,742,539	2,563,648
Other	10,346,871	11,052,322
	399,282,587	413,625,772

In 2013, the decrease in this caption reflects primarily a lower contribution from the Portuguese telecommunications business (Euro 9 million - Note 7.a), reflecting lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the second quarter of 2013.

9.      Direct costs

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012

Telecommunications costs (i)	255,461,368	255,493,833
Programming costs (ii)	128,739,648	123,391,025
Leasings of sites (i)	22,919,371	22,845,446
Directories (iii)	20,978,946	26,769,455
Other (iv)	30,696,308	28,894,588
	458,795,641	457,394,347

(i)    In 2013 and 2012, these captions include costs related to operating leases totalling Euro 42,417,863 and Euro 44,391,849, respectively (Note 12).

(ii)   This caption relates basically to the programming costs incurred by the Pay-TV operation in Portugal, reflecting the continued growth of these services and notwithstanding the decline in costs per customer, as Pay-TV is reaching critical mass.

(iii)  The reduction in this caption is directly related to the decline of the directories business.

(iv)  This caption includes primarily mobile contents.

In 2013, the change in direct costs reflects primarily the increase at the Portuguese telecommunications business (Euro 1 million – Note 7.a), as a result of an increase in programming costs, on the back of sustained customer growth and investment in the differentiation of the Meo content offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services, as a result of an increased weight of these services in revenues, effects that more than offset lower costs associated with the directories business and lower mobile traffic costs, explained by the impact of the regulatory MTR cuts and the decrease in services rendered.

10.    Costs of products sold

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012

Costs of products sold	133,324,046	144,074,646
Increases in adjustments for inventories (Note 42)	4,034,299	4,550,611
Reductions in adjustments for inventories (Note 42)	(2,556,599)	(10,526,575)
	134,801,746	138,098,682

The decrease of Euro 3 million in this caption reflects primarily a lower contribution of the Portuguese telecommunications business (Euro 2 million), reflecting a lower average cost of handsets and higher costs related to the disposal of set-top boxes in the first half of 2012, following the switch-off from analogical to TDT.

11.    Supplies, external services and other expenses

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012

Specialized work	120,387,822	127,521,287
Support services	134,705,372	144,988,927
Commissions	106,689,544	108,310,828
Maintenance and repairs	101,259,913	88,678,609
Electricity	52,701,402	52,064,445
Operating leases (Note 12)	30,767,772	28,662,262
Other	72,784,411	90,367,424
	619,296,236	640,593,782

The decrease of Euro 21 million in this caption is primarily explained by the decrease occurred in the Portuguese telecommunications business (Euro 26 million  – Note 7.a), reflecting the benefits from Portugal Telecom’s FTTH and 4G-LTE networks and the extensive operational transformation programme, which continue to be visible through improved quality of service and lower cost structure, and notwithstanding the increased maintenance expenses in the first quarter of 2013 due to adverse weather conditions in that period.

12.    Operating leases

In the years ended 31 December 2013 and 2012, operating lease costs were recognised under the following captions:

Euro

	2013	2012

Direct costs (Note 9)	42,417,863	44,391,849
Supplies, external services and other expenses (Note 11) (i)	30,767,772	28,662,262
	73,185,635	73,054,111

(i)   This  caption relates mainly to rentals of property and leases of transportation equipment.

As at 31 December 2013, the Company’s obligations under non-cancellable operating lease contracts mature as follows:

2014	43,374,322
2015	22,867,004
2016	18,364,066
2017	16,757,883
2018	14,685,078
2019 and following years	38,618,394
154,666,747

13.    Indirect taxes

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012

Spectrum fees (i)	26,710,790	28,879,072
Other	15,593,900	14,883,415
	42,304,690	43,762,487

(i)   This caption includes primarily spectrum fees from Portugal Telecom’s mobile operation in Portugal.

14.    Post retirement benefits

14.1. Defined Benefits Plans

As referred to in Note 3, PT Comunicações and PT SI sponsor defined benefits plans under which these companies grant pension supplements to retired and active employees, healthcare services to retired employees and eligible relatives and salaries to suspend and pre-retired employees until retirement age.

The actuarial valuations of Portugal Telecom’s defined benefits plans related to Portuguese operations as at 31 December 2013, 2012 and 2011 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2013	2012	2011
Financial assumptions
Discount rate:
Pension supplements	3.00%	3.00%	4.75%
Salaries to suspended and pre-retired	2.00%	2.00%	3.75%
Healthcare	4.00%	4.00%	4.75%
Salary growth rate for responsabilities with:
Pension supplements and healthcare	1.75%	1.75%	1.75%
Salaries to suspended and pre-retired (i)	0% - 1.75%	0% - 1.75%	0% - 1.75%
Pension growth rate	GDP linked	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Applicable	Applicable
Inflation rate	2.00%	2.00%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	AM (92)
Females	PA (90)f adjusted	PA (90)f adjusted	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Retirement age (ii)	65-66	65	65
Disability table (Swiss Reinsurance Company)	25%	25%	25%
Active employees with spouses under the plan	35%	35%	35%
Turnover of employees	Nil	Nil	Nil

(i)    For salaries payable between 2013 and 2017, the salary growth rate ranges from 0% to 1% depending on the amount of the salary. As from 2018, the salary growth rate is 1.75% for all situations.

(ii)   In 2013, the Portuguese retirement age changed from 65 to 66 years old, applicable for the majority of Portugal Telecom’s beneficiaries under post retirement benefit plans, although the retirement at 65 years old is still applicable for certain other employees.

The discount rate was computed based on long-term yield rates of Euro Zone high-rating corporate bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pension supplements, salaries and health care benefits (between 4 and 15 years).

After the adoption of the amendment of IAS 19, the rate of return on long-term fund assets is the same as the discount rate used.

Salary growth rate was established in accordance with Group policy for wages and salaries and pension growth rate and the sustainability factor was established in line with Portuguese Government information.

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

In the years ended 31 December 2013 and 2012, the total impact of changes in actuarial assumptions was a net loss of Euro 101,411,000 and Euro 136,624,616 (Note 14.5), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 23 million as at 31 December 2013, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 69 million (Euro 56 million) as at 31 December 2013.

The impact of an increase (decrease) by 1% in the discount rate actuarial assumption would be a increase (decrease) of post retirement benefit costs in the year 2013 by approximately Euro 8 million, corresponding to the increase (decrease) in net interest cost.

14.1.1. Supplement benefits

As referred to in Note 3.h, PT Comunicações is responsible for the payment of pension supplements to retired and active employees. These liabilities, which were estimated based on actuarial valuations, are as follows:

a)    Retirees and employees of Companhia Portuguesa Rádio Marconi, S.A. (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a supplemental pension benefit (“Marconi Complementary Fund”). In addition, PT Comunicações contributes to the fund “Fundo de Melhoria Marconi” with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

b)    Retirees and employees of TLP and TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

c)     On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee and its salary.

Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

As at 31 December 2013 and 2012, plans from PT Comunicações and PT SI covered 19,841 and 19,879 beneficiaries, respectively, of which approximately 64% and 63% were non-active, respectively.

Based on the actuarial reports, the defined benefit obligations and the fair value of the pension funds as at 31 December 2013 and 2012 were as follows:

Euro

	2013	2012
Projected benefits obligations	117,220,407	127,330,646
Pension funds assets at fair value	(94,660,571)	(99,529,441)
Unfunded pension obligations (Note 14.2)	22,559,836	27,801,205

During the years ended 31 December 2013 and 2012, the movement in the projected benefits obligations related to pensions supplements was as follows:

Euro

	2013	2012
Opening balance of the projected benefits obligations	127,330,646	121,564,812
Payments of benefits and contributions
Benefits paid by the Company (Note 14.3)	(812,662)	(983,643)
Benefits paid by the funds	(9,008,399)	(9,392,359)
Post retirement benefits
Service cost	584,471	459,098
Interest cost	3,484,351	5,364,577
Prior year service gain	(2,168,000)	—
Work force reduction costs	787,000	83,981
Net actuarial losses (gains)	(2,977,000)	10,029,807
Transfers between plans (Note 14.1.3)	—	204,373
Closing balance of the projected benefits obligations	117,220,407	127,330,646

As at 31 December 2013 and 2012, the fair value of the portfolio of pension funds was as follows:

Euro

	2013		2012
	Amount	%	Amount	%
Equities (i)	19,300,270	20.4%	19,922,371	20.0%
Bonds (i)	57,294,887	60.5%	60,201,161	60.5%
Property	2,314,224	2.4%	2,545,908	2.6%
Cash, treasury bills, short-term stocks and other assets (ii)	15,751,190	16.6%	16,860,001	16.9%
	94,660,571	100.0%	99,529,441	100.0%

(i)    The fair value of equity investments and bonds is quoted on active markets.

(ii)   This caption includes term deposits amounting to Euro 5 million and Euro 6 million as at 31 December 2013 and 2012, respectively.

Portugal Telecom is exposed to risks related to the changes in the fair value of the assets associated to Portugal Telecom’s post retirement defined pension supplement plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

During the years ended 31 December 2013 and 2012, the movement in the plan assets was as follows:

Euro

	2013	2012
Opening balance of the plan assets	99,529,441	98,480,548
Actual return on assets	3,660,130	9,341,252
Payments of benefits	(9,008,399)	(9,392,359)
Contributions made by the Company (Note 14.3)	479,399	1,100,000
Closing balance of the plan assets	94,660,571	99,529,441

A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2013 and 2012 is presented below:

Euro

	2013	2012
Service cost	584,471	459,098
Net interest cost	631,351	904,485
Prior years’ service gains recognized in the period	(2,168,000)	—
Current pension cost (Note 14.4)	(952,178)	1,363,583
Work force reduction costs	787,000	83,981
Curtailment cost (Note 14.4)	787,000	83,981
Total pension cost	(165,178)	1,447,564

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in Shareholders’ Equity, and presented in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2013 and 2012, the movement in accumulated net actuarial losses was as follows:

Euro

	2013	2012
Opening balance	125,874,744	120,726,097
Change in actuarial assumptions (Note 14.5)	(1,059,000)	17,533,583
Differences between actual data and actuarial assumptions (Note 14.5):
Pension benefits obligations related (i)	(1,918,000)	(7,503,776)
Assets related	(807,130)	(4,881,160)
Closing balance	122,090,614	125,874,744

(i)    Differences between actual data and actuarial assumptions related to the PBO results mainly from updated information regarding beneficiaries.

14.1.2. Health care benefits

As referred to in Note 3.i, PT Comunicações sponsored the payment of post retirement health care benefits to certain suspended employees, pre-retired employees and retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plans.

These plans, sponsored by PT Comunicações, include all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

As at 31 December 2013 and 2012, healthcare plans from PT Comunicações and PT SI covered 23,503 and 24,011 beneficiaries related to employees and former employees, of which approximately 77% and 76% were non-active, respectively. In addition, as at 31 December 2013 and 2012, these plans also covered 10,268 and 10,853 beneficiaries related to relatives of employees and former employees.

The financing of the Health Care Plan comprises defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Based on the actuarial reports, the defined benefit obligations and the fair value of the health care plan assets as at 31 December 2013 and 2012 are as follows:

Euro

	2013	2012
Projected benefits obligations	376,483,029	375,360,964
Plan assets at fair value	(291,667,071)	(299,865,329)
Unfunded obligations (Note 14.2)	84,815,958	75,495,635

During the years ended 31 December 2013 and 2012, the movement in the projected benefits obligations was as follows:

Euro

	2013	2012
Opening balance of the projected benefits obligations	375,360,964	352,564,459
Benefits paid by the Company (Note 14.3)	(18,864,011)	(19,000,416)
Post retirement benefits costs
Service cost	3,640,669	3,051,844
Interest cost	14,706,407	16,358,642
Work force reduction costs	1,336,000	(167,331)
Net actuarial losses	303,000	22,553,766
Closing balance of the projected benefits obligations	376,483,029	375,360,964

As at 31 December 2013 and 2012, the fair value of the portfolio of the Company’s autonomous fund to cover post retirement health care benefits obligations was as follows:

Euro

	2013		2012
	Amount	%	Amount	%
Equities (i)	87,389,300	30.0%	75,277,597	25.1%
Bonds (ii)	57,595,149	19.7%	88,178,641	29.4%
Cash, treasury bills, short-term stocks and other assets (iii)	146,682,622	50.3%	136,409,091	45.5%
	291,667,071	100.0%	299,865,329	100.0%

(i)    As at 31 December 2013 and 2012, this caption corresponds to investments in shares of Banco Espírito Santo (Note 48), the fair value of which is quoted on an active market.

(ii)   As at 31 December 2013 and 2012, this caption includes mainly investments in bonds of Portugal Telecom (Note 48) , the fair value of which is quoted on an active market..

(iii)  As at 31 December 2013 and 2012, this caption includes investments in the private equity funds “Ongoing International Capital Markets” and “Ongoing International Private Equity” totalling Euro 95 million and Euro 104 million, respectively, which are managed by Global investment Opportunities SICAV (Note 48). In addition, this caption also includes term deposits amounting to Euro 14 million and Euro 11 million as at 31 December 2013 and 2012, respectively, and receivables from customers of PT Group companies totalling Euro 15 million as at 31 December 2013, following an agreement entered into with those companies for the transfer of those receivables to the fund assets.

During the years ended 31 December 2013 and 2012, the movement in the plan assets was as follows:

Euro

	2013	2012
Opening balance of the plan assets	299,865,329	246,214,842
Actual return on assets	13,840,743	74,473,916
Refunds (Note 14.3) (i)	(22,039,001)	(20,823,429)
Closing balance of the plan assets	291,667,071	299,865,329

(i)    This caption corresponds to refunds of expenses paid on account by PT Comunicações.

A summary of the components of the net periodic post retirement health care cost (gain) in 2013 and 2012 is presented below:

Euro

	2013	2012
Service cost	3,640,669	3,051,844
Net interest cost	2,711,407	5,049,982
Current cost (gain) (Note 14.4)	6,352,076	8,101,826
Work force reduction program (gains) costs	1,336,000	(167,331)
Curtailment (gains) cost (Note 14.4)	1,336,000	(167,331)
Health care cost (gain)	7,688,076	7,934,495

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2013 and 2012, the movement in accumulated net actuarial losses was as follows:

Euro

	2013	2012
Opening balance	247,873,029	288,484,519
Change in actuarial assumptions (Note 14.5)	(1,116,000)	37,479,958
Differences between actual data and actuarial assumptions (Note 14.5):
Health care benefits obligations related	1,419,000	(14,926,192)
Assets related	(1,845,743)	(63,165,256)
Closing balance	246,330,286	247,873,029

14.1.3. Salaries

As mentioned in Note 3.j, Portugal Telecom is also responsible for the payment of salaries to suspended and pre-retired employees until the retirement age, which result from agreements between both parties. As at 31 December 2013 and 2012, there were 5,330 and 5,453 suspended and pre-retired employees, respectively.

These liabilities are not subject to any legal funding requirement and therefore the monthly payment of salaries is made directly by PT Comunicações.

During the years ended 31 December 2013 and 2012, the movement in the projected benefits obligations was as follows:

Euro

	2013	2012
Opening balance of the projected benefits obligations	730,437,447	782,498,256
Benefits paid by the Company (Note 14.3)	(157,741,098)	(159,517,770)
Interest cost (Note 14.4)	13,279,281	25,737,595
Work force reduction costs (Note 14.4)	120,893,230	527,010
Net actuarial (gains) losses	144,801,415	81,396,729
Transfers between plans (Note 14.1.1)	—	(204,373)
Closing balance of the projected benefits obligations (Note 14.2)	851,670,275	730,437,447

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2013 and 2012, the movement in accumulated net actuarial losses was as follows:

Euro

	2013	2012
Opening balance	164,894,205	83,497,476
Change in actuarial assumptions (Note 14.5)	103,586,000	81,611,075
Differences between actual data and actuarial assumptions (Note 14.5)	41,215,415	(214,346)
Closing balance	309,695,620	164,894,205

14.2. Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2013 and 2012 were as follows:

Euro

	Pension supplements (Note 14.1.1)	Health care benefits (Note 14.1.2)	Salaries to pre-retired and suspended employees (Note 14.1.3)	Total
Balance as at 31 December 2011	23,084,264	106,349,617	782,498,256	911,932,137
Transfers between plans	204,373	—	(204,373)	—
Net periodic pension cost (gain) (Note 14.4)	1,363,583	8,101,826	25,737,595	35,203,004
Work force reduction costs (Note 14.4)	83,981	(167,331)	527,010	443,660
Payments, contributions and refunds (Note 14.3)	(2,083,643)	1,823,013	(159,517,770)	(159,778,400)
Net actuarial losses (gains) (Note 14.5)	5,148,647	(40,611,490)	81,396,729	45,933,886
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287
Transfers between plans	—	—	—	—
Net periodic pension cost (gain) (Note 14.4)	(952,178)	6,352,076	13,279,281	18,679,179
Work force reduction costs (Note 14.4)	787,000	1,336,000	120,893,230	123,016,230
Payments, contributions and refunds (Note 14.3)	(1,292,061)	3,174,990	(157,741,098)	(155,858,169)
Net actuarial losses (gains) (Note 14.5)	(3,784,130)	(1,542,743)	144,801,415	139,474,542
Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069

Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 December 2013 and 2012, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	2013	2012
Plans with a deficit position:
Pension supplements	24,393,836	29,434,045
Healthcare	84,815,958	75,495,635
Salaries to pre-retired and suspended employees	851,670,275	730,437,447
	960,880,069	835,367,127
Plans with a surplus position:
Pensions	(1,834,000)	(1,632,840)
	(1,834,000)	(1,632,840)
	959,046,069	833,734,287

14.3. Cash flows relating to post retirement benefits plans

During the years ended 31 December 2013 and 2012, the payments and contributions regarding post retirement benefits were as follows:

Euro

	2013	2012
Pensions supplements
Contributions to the funds (Note 14.1.1)	479,399	1,100,000
Payments of premiums to pre-retired and suspended employees (Note 14.1.1)	812,662	983,643
Sub total (Note 14.2)	1,292,061	2,083,643
Health care
Refunds (Note 14.1.2)	(22,039,001)	(20,823,429)
Payments of health care expenses (Note 14.1.2)	18,864,011	19,000,416
Sub total (Note 14.2)	(3,174,990)	(1,823,013)
Other payments
Payments of salaries to pre-retired and suspended employees (Notes 14.1.3)	157,741,098	159,517,770
Termination payments (Note 14.4)	4,036,413	1,923,146
Service cost related to liabilities transferred to the Portuguese State (i)	21,751,775	25,482,982
Sub total	183,529,286	186,923,898
	181,646,357	187,184,528

(i)             This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company’s post retirement benefits plans that were transferred to the Portuguese State in December 2010.

14.4. Post retirement benefit costs

In 2013 and 2012, post retirement benefit costs and work force reduction program costs were as follows:

Euro

	2013	2012
Post retirement benefits
Pension supplements (Notes 14.1.1 and 14.2)	(952,178)	1,363,583
Health care benefits (Notes 14.1.2 and 14.2)	6,352,076	8,101,826
Salaries (Notes 14.1.3 and 14.2)	13,279,281	25,737,595
Service cost related to liabilities transferred to the Portuguese state (i)	21,783,507	22,337,314
	40,462,686	57,540,318
Work force reduction costs
Pensions supplements (Notes 14.1.1 and 14.2)	787,000	83,981
Health care (Notes 14.1.2 and 14.2)	1,336,000	(167,331)
Salaries (Notes 14.1.3 and 14.2)	120,893,230	527,010
Termination payments (Note 14.3)	4,036,413	1,923,146
	127,052,643	2,366,806

(i)             This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees entitled to pension benefits under the Company’s post retirement benefit plans transferred to the Portuguese State in December 2010.

14.5. Net actuarial losses (gains)

In the years ended 31 December 2013 and 2012, net actuarial losses (gains) recorded in the Consolidated Statement of Comprehensive Income were as follows:

Euro

	2013	2012
Changes in actuarial assumptions
Pension supplements (Note 14.1.1)	(1,059,000)	17,533,583
Health care benefits (Note 14.1.2)	(1,116,000)	37,479,958
Salaries (Note 14.1.3)	103,586,000	81,611,075
Sub-total	101,411,000	136,624,616
Differences between actual data and actuarial assumptions
Pension supplements (Note 14.1.1)	(2,725,130)	(12,384,936)
Health care benefits (Note 14.1.2)	(426,743)	(78,091,448)
Salaries (Note 14.1.3)	41,215,415	(214,346)
Sub-total	38,063,542	(90,690,730)
Total (Notes 14.2 and 44.5)	139,474,542	45,933,886

Net actuarial losses (gains) related to changes in actuarial assumptions resulted from the changes in the financial and demographic actuarial assumptions detailed in Note 14.1, as follows:

•             Net actuarial losses recognized in 2013 amounting to Euro 101 million correspond to the impact of the change in the Portuguese retirement age from 65 to 66 years old;

•             Net actuarial losses recognized in 2012 amounting to Euro 137 million include primarily the impacts of (1) the suspension of the early retirement regime (loss of Euro 39 million), either permanently for employees under the CGA regime or during the financial assistance programme to Portugal for the remaining employees, (2) the reduction in the discount rates for responsibilities with pension supplements, health care benefits and salaries payable to suspended and pre-retired employees (loss of Euro 102 million), as detailed in Note 14.1, and (3) the change in the mortality tables for active beneficiaries.

The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions is as follows:

•             Net actuarial losses recognized in 2013 amounting to Euro 38 million include (1) a gain of Euro 3 million related to the difference between actual return on plan assets (+4.5%) and expected return on plan assets calculated based on discount rates used to compute PBO, and (2) a loss of Euro 41 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations, namely those assumptions related to the salary, pension and healthcare cost trend growth rates;

•             Net actuarial gains recognized in 2012 amounting to Euro 91 million include (1) a gain of Euro 68 million related to the difference between actual return on plan assets (+25.2%) and expected return on plan assets calculated based on discount rates used to compute PBO, and (2) a gain of Euro 23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations, namely those assumptions related to the salary, pension and healthcare cost trend growth rates.

14.6. Other disclosures

The tables below include the present value of projected benefits obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses for all the plans mentioned above as at 31 December 2013, 2012, 2011, 2010 and 2009 and for the years then ended:

Euro

	2013	2012	2011	2010	2009
Projected benefits obligations (i)	1,345,373,711	1,233,129,057	1,256,627,527	1,396,705,310	3,836,915,409
Plan assets at fair value (i)	(386,327,642)	(399,394,770)	(344,695,390)	(448,145,688)	(2,369,524,484)
Responsibilities for post retirement benefits, net	959,046,069	833,734,287	911,932,137	948,559,622	1,467,390,925

(i)             The decrease in the year ended 31 December 2010 relates mainly to a transfer of certain defined benefit pension plans to the Portuguese State.

Euro

	2013	2012	2011	2010	2009
Changes in actuarial assumptions	101,411,000	136,624,616	(19,426,453)	441,787,345	(1,660,464)
Differences between actual data and actuarial assumptions:
Projected benefits obligations related	40,716,415	(22,644,314)	(6,997,663)	(67,472,319)	15,523,139
Plan assets related	(2,652,873)	(68,046,416)	92,782,990	72,411,885	(184,120,001)
Total net actuarial losses (gains)	139,474,542	45,933,886	66,358,874	446,726,911	(170,257,326)

15.           Other costs (gains), net

Net other gains amounted to Euro 73 million and Euro 23 million in the years ended 31 December 2013 and 2012, respectively. In 2013, this caption includes (1) a gain resulting from the settlement of contractual obligations related with the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognized, (2) a gain related to the wireline Concession Agreement, and (3) provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts, including an impairment loss on recorded over the goodwill related to the directories business (Note 35). In 2012, this caption includes a gain related to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, partially offset by provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

16.           Net interest expenses

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
Interest expense
Related to loans obtained and financial instruments	345,682,897	344,266,779
Other	5,689,870	4,120,654
Interest income
Related to cash, short-term investments and financial instruments	(90,197,912)	(126,521,456)
Other	(3,751,594)	(8,851,396)
	257,423,261	213,014,581

The increase in net interest expenses reflects primarily an increase in the average cost of net debt from Portuguese operations, from 4.2% in the year ended 31 December 2012 to 5.3% in the year ended 31 December 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, explained by the bonds issued in the end of 2012.

17.           Net foreign currency exchange losses

Net foreign currency exchange losses amounted to Euro 22  million in 2013, as compared to Euro 2 million in 2012, reflecting mainly the impact of the significant depreciation of the US Dollar against the Euro in 2013 on net assets denominated in US Dollars.

18.           Net losses (gains) on financial assets and other investments

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012

Derivative financial instruments (Note 45)	1,294,128	3,838,959
Real estate investments	473,729	309,915
Other, net	246,610	(226,942)
	2,014,467	3,921,932

19.           Net other financial expenses

The composition of this caption in the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012

Bank commissions and expenses	44,255,667	39,652,204
Other	10,379,760	4,912,881
	54,635,427	44,565,085

20.           Income taxes

In 2013, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million (Euro 10.0 million in 2012) and at the rate of 5.0% on taxable income in excess of Euro 7.5 million (Euro 10.0 million in 2012), resulting in a maximum aggregate tax rate of approximately 31.5% for taxable income higher than Euro 7.5 million (Euro 10.0 million in 2012).

As from 2014, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 23%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rates of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million, 5.0% on taxable income between Euro 7.5 million and Euro 35.0 million and 7.0% on taxable income in excess of Euro 35.0 million, resulting in a maximum aggregate tax rate of approximately 31.5% for taxable income higher than Euro 35.0 million.

Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies located in Portugal in which it holds at least 90% of the capital stock and that comply with Article 69 of the Portuguese Corporate Income Tax Law. As from 2014, this 90% threshold was decreased to 75%.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2013, considering the provisions recorded by the Company (Note 42).

20.1. Deferred taxes

During the years ended 31 December 2013 and 2012, the movements in deferred tax assets and liabilities were as follows:

Euro

		Increases and reductions		Change in tax rate (ii)
	Balance 31 Dec 2012	Net income	Other reserves and accumulated earnings (i)	Net income	Other reserves and accumulated earnings (i)	Foreign currency translation adjustments (iii)	Transfers and other movements	Balance 31 Dec 2013
Deferred tax assets
Post-retirement benefits	282,575,908	(4,329,497)	34,979,436	(11,356,545)	(13,548,178)	—	(98,763)	288,222,361
Tax losses carryforward (iv)	194,508,970	32,527,726	—	(18,123,336)	—	—	—	208,913,360
Provisions and adjustments	69,034,645	(11,867,267)	—	(1,803,423)	—	22,326	465,786	55,852,067
Financial instruments	2,267,475	(793,571)	(634,984)	(66,779)	—	—	(4,188)	767,953
Other	12,013,814	(488,250)	—	(725,126)	—	2,506	336,233	11,139,177
	560,400,812	15,049,141	34,344,452	(32,075,209)	(13,548,178)	24,832	699,068	564,894,918
Deferred tax liabilities
Revaluation of fixed assets	171,526,102	(10,526,934)	—	—	(12,879,404)	—	(6,616)	148,113,148
Gains on disposals of investments	1,053,237	(520,215)	—	(42,642)	—	—	1	490,381
Financial instruments	14,286,361	—	—	—	(1,142,909)	—	—	13,143,452
Other (v)	83,525,446	357,042	—	(418,379)	—	(7,580,323)	6,193,926	82,077,712
	270,391,146	(10,690,107)	—	(461,021)	(14,022,313)	(7,580,323)	6,187,311	243,824,693
		25,739,248	34,344,452	(31,614,188)	474,135	7,605,155	(5,488,243)

(i)    Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses recognized in the period, amounting to Euro 21,431,258 (Note 44.5), and on reavaluations reserves, amounting to Euro 12,879,404 (Note 44.5) and on losses recorded under cash flow hedges, amounting to Euro 507,925.

(ii)   This caption corresponds mainly to the impact of the decrease in the statutory tax rate applicable in Portugal for the year 2014, as mentioned above.

(iii)  Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Namiblian Dollar against the Euro.

(iv)  This caption includes mainly tax losses carryforward from Portugal Telecom that were generated in 2011, 2012 and 2013 and have a maturity of four years for the tax losses generated in 2011 and five years for the tax losses generated in 2012 and 2013. These tax losses can only be used up to a limit of 75% of taxable profits for each period. In the event that the proposed business combination between Portugal Telecom and Oi (Note 1) is completed, these tax losses will be available only upon the approval from the tax authorities, as under the proposed business combination Portugal Telecom would cease to exist.

(v)   Other deferred tax liabilities as at 31 December 2013 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 62 milllion.

Euro

		Increases and reductions
	Balance 31 Dec 2011	Net income	Other reserves and accumulated earnings (i)	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
Deferred tax assets
Post retirement benefits	405,686,262	(134,972,134)	11,492,585	—	369,195	282,575,908
Tax losses carryforward (ii)	115,703,314	78,341,666	—	—	463,990	194,508,970
Provisions and adjustments	55,945,658	9,272,808	—	—	3,816,179	69,034,645
Financial instruments	4,188,083	(881,363)	(1,035,056)	—	(4,189)	2,267,475
Other	8,965,790	3,496,144	—	(36,682)	(411,438)	12,013,814
	590,489,107	(44,742,879)	10,457,529	(36,682)	4,233,737	560,400,812
Deferred tax liabilities
Revaluation of fixed assets	182,463,945	(10,937,589)	—	—	(254)	171,526,102
Gains on disposals of investments	1,341,723	(288,485)	—	—	(1)	1,053,237
Financial instruments	14,286,361	—	—	—	—	14,286,361
Other (iii)	78,614,832	12,543,899	(2,420,197)	(625,840)	(4,587,248)	83,525,446
	276,706,861	1,317,825	(2,420,197)	(625,840)	(4,587,503)	270,391,146
		(46,060,704)	12,877,726	589,158	8,821,240

(i)    Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses recognized in the period, amounting to Euro 11,492,585 (Note 44.5), and on losses recorded under cash flow hedges, amounting to Euro 1,035,056.

(ii)   This caption includes mainly tax losses carryforward from Portugal Telecom that were generated in 2011 and 2012 that have a maturity of four and five years, respectively, and can only be used up to a limit of 75% of taxable profits for each period.

(iii)  Other deferred tax liabilities as at 31 December 2012 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 59 milllion.

As mentioned in Note 3.o), deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. Portugal Telecom believes that deferred tax assets recorded in the Consolidated Statement of Financial Position are recoverable either through its future taxable income, based on the Group’s budget for the year 2014 and projections of results for the subsequent years adjusted for differences between the accounting and taxable earnings and for certain financial operations to be undertaken in the future, or through the reversal of deferred tax liabilities.

20.2. Reconciliation of income tax

The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2013 and 2012  is as follows:

Euro

	2013	2012

Income before taxes	449,998,494	435,695,771
Statutory tax rate	31.5%	31.5%
	141,749,526	137,244,168
Difference in tax rates (i)	2,680,801	(30,322,650)
Permanent differences (ii)	(104,311,738)	21,883,208
Provisions for income tax contingencies (Note 42)	10,140,248	15,618,146
Adjustments to the income taxes of previous years	(19,851,137)	(18,814,781)
Change in tax rate (iii)	31,614,188	—
	62,021,888	125,608,091
Income tax
Income tax-current	56,146,948	79,547,387
Deferred taxes	5,874,940	46,060,704
	62,021,888	125,608,091

(i)    This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations. The change in this caption reflects primarily lower earnings from Portugal Telecom’s equity investment in Unitel, the earnings of which are taxable in Portugal at a lower rate that the statutory tax rate, and higher taxable losses from PT Comunicações, which are taxable at the 25% base rate, lower than the maximum statutory tax rate of 31.5%.

(ii)   The change in this caption reflects primarily the impact of higher non-taxable gains recorded in 2013, including mainly the gain recorded upon the disposal of the investment in CTM (Note 32.a) and the gain resulting from the settlement of contractual obligations assumed under the acquisition of Oi (Note 15).

(iii)  This caption corresponds to the impact of the change in the Portuguese statutory tax rate described above, applicable as from 2014, as a result of which deferred tax assets and liabilities were remeasured accordingly.

21.    Non-controlling interests

During the years ended 31 December 2013 and 2012, the movements in non-controlling interests were as follows:

Euro

	Balance 31 Dec 2012	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments (i)	Other movements	Balance 31 Dec 2013

Africatel	103,877,972	—	26,048,702	(6,250,000)	(12,307,788)	(1,813,093)	109,555,793
MTC	63,270,388	—	22,283,773	(20,261,551)	(16,341,029)	—	48,951,581
Cabo Verde Telecom	36,373,081	—	3,708,162	(3,326,459)	—	—	36,754,784
Timor Telecom	11,202,237	(792,784)	2,691,725	—	(584,476)	18,693	12,535,395
CST	8,392,468	—	9,486	—	—	—	8,401,954
TPT	3,328,307	—	786,583	(154,000)	—	(165,048)	3,795,842
LTM	2,181,095	—	1,340,361	(1,334,025)	(134,165)	(1)	2,053,265
Kenya Postel Directories	1,260,836	—	(290,961)	(382,718)	(38,246)	82,328	631,239
Previsão	393,901	—	53,807	—	—	1,187	448,895
Other	2,394,061	—	364,013	(276,510)	(114,574)	—	2,366,990
	232,674,346	(792,784)	56,995,651	(31,985,263)	(29,520,278)	(1,875,934)	225,495,738

(i)   Foreign currency translation adjustments are primarily explained by the impact of the depreciation of the Namibian Dollar and US Dollar against the Euro in 2013.

Euro

	Balance 31 Dec 2011	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments (i)	Other movements	Balance 31 Dec 2012

Africatel (ii)	83,863,847	(12,825,000)	41,562,967	—	(4,186,066)	(4,537,776)	103,877,972
MTC	66,642,692	—	22,628,517	(21,642,369)	(4,583,105)	224,653	63,270,388
Cabo Verde Telecom	41,278,588	—	7,373,541	(12,279,048)	—	—	36,373,081
Timor Telecom	12,491,211	—	7,761,368	(9,018,652)	(32,093)	403	11,202,237
CST	8,119,457	—	273,011	—	—	—	8,392,468
TPT	3,540,645	—	2,232,930	(2,305,487)	—	(139,781)	3,328,307
LTM	2,318,736	—	1,485,510	(1,343,415)	(279,736)	—	2,181,095
Kenya Postel Directories	1,373,998	—	353,478	(418,689)	(47,951)	—	1,260,836
Previsão	497,015	—	(103,160)	—	—	46	393,901
Other	2,103,783	—	715,737	(337,430)	(56,852)	(31,177)	2,394,061
	222,229,972	(12,825,000)	84,283,899	(47,345,090)	(9,185,803)	(4,483,632)	232,674,346

(i)    Foreign currency translation adjustments are primarily explained by the impact of the depreciation of the Namibian Dollar against the Euro in 2012.

(ii)   The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

22.    Dividends

During the years ended 31 December 2013 and 2012, dividends paid by Portugal Telecom amounted to Euro 284,658,563 and Euro 569,317,125, respectively (Note 47.g). The amount paid in 2012 includes Euro 188,312,588 paid in January, corresponding to an advance on account of 2011 profits approved by the Board of Directors on 15 December 2011, and Euro 381,004,538 paid in May.

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 381,004,538 in relation to 875,872,500 shares, which includes an amount of Euro 9,067,098 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom’s 89,651,205 shares held by this entity corresponding to Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 371,937,439.

On 19 April 2013, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013, amounting to Euro 284,658,563 million in relation to 875,872,500 shares, which includes an amount of Euro 6,774,270 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom’s 89,651,250 shares held by this entity corresponding to Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 277,884,293.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s shares adjusted by 20,640,000 shares held through equity swaps.

23.    Earnings per share

Earnings per share for the years ended 31 December 2013 and 2012 were computed as follows:

Euro

		2013	2012

Net income attributable to equity holders of the parent	(1)	330,980,955	225,803,781
Financial costs related to exchangeable bonds (net of tax)	(2)	30,807,282	30,442,820
Net income considered in the computation of the diluted earnings per share	(3)	361,788,237	256,246,601
Weighted average common shares outstanding in the period (i)	(4)	855,053,670	856,659,594
Effect of the exchangeable bonds (ii)		84,175,084	82,472,694
	(5)	939,228,754	939,132,288

Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.39	0.26
Diluted	(3)/(5)	0.39	0.26

(i)    Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for all periods presented, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi (Note 1).

(ii)   Dilutive effects correspond to the impact of the exchangeable bonds issued on August 2007.

24.    Short-term investments

This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions. As at 31 December 2013 and 2012, the composition of this caption is as follows:

Euro

	2013	2012

Debt securities (i)	750,000,000	510,000,000
Debentures (ii)	161,820,445	113,628,357
Other short-term investments	2,308,312	2,369,431
	914,128,757	625,997,788

(i)    This caption includes primarily debt securities issued by PT Finance and Portugal Telecom that had an average maturity of approximately 2 months and were settled in 2014 at nominal value plus accrued interest.

(ii)   The debentures as at 31 December 2013, amounting to approximately Euro 162 million, were issued by Banco Santander Brasil, S.A. and Dibens Leasing, S.A. and were subscribed by Brazilian subsidiaries of Portugal Telecom Group. The maturity of these notes is approximately one year.

25.    Accounts receivable - trade

As at 31 December 2013 and 2012,  this caption consists of:

Euro

	2013	2012
Accounts receivable - trade:
Accounts receivable from customers	878,013,992	910,670,634
Unbilled revenues (i)	122,248,587	155,313,652
Sub-total	1,000,262,579	1,065,984,286
Adjustments for doubtful accounts receivable - trade (Note 42)	(237,326,106)	(269,193,656)
	762,936,473	796,790,630

(i)    As at 31 December 2013, this caption includes revenues not yet billed to Fundação das Comunicações Móveis totalling Euro 56 million, which relate mainly to 2010 and previous years. The remaining amounts included under this caption correspond primarily to revenues recorded in the current year, which are billed in the subsequent year.

26.    Accounts receivable - other

As at 31 December 2013 and 2012, this caption consists of:

Euro

	2013	2012
Current accounts receivable - other
Receivables from related parties (i)	234,818,369	264,563,890
Advances to suppliers	17,525,855	14,345,227
Accrued interest income	7,278,309	21,222,354
Other (ii)	158,062,517	108,304,309
Sub-total	417,685,050	408,435,780
Adjustments for other current accounts receivable (Note 42)	(11,233,554)	(11,378,799)
	406,451,496	397,056,981
Non-current accounts receivable - other
Other non-current accounts receivable	1,080,306	2,432,547
	1,080,306	2,432,547

(i)    This caption includes primarily dividends receivable from Portugal Telecom’s associated company Unitel (Note 48.a).

(ii)   The increase in this caption reflects primarily the recognition in 2013 of a receivable related to the wireline Concession Agreement, as explained in Note 15.

27.    Inventories

As at 31 December 2013 and 2012, this caption consists of:

Euro

	2013	2012

Merchandise (i)	82,657,026	93,568,313
Raw materials and consumables	31,308,018	33,614,530
Work in progress	1,751,563	6,507,792
Sub-total	115,716,607	133,690,635
Adjustments for obsolete and slow-moving inventories (Note 42)	(29,843,659)	(28,765,102)
	85,872,948	104,925,533

(i)    As at 31 December 2013 and 2012, this caption includes mainly mobile terminal equipments and fixed telephones, modems (internet access through ADSL), and set-top boxes from the telecommunications business in Portugal.

28.    Taxes receivable and payable

As at 31 December 2013 and 2012, this caption consists of:

Euro

	2013		2012
	Receivable	Payable	Receivable	Payable
Current taxes
Value-added tax	14,869,413	41,104,614	10,100,914	33,196,210
Income taxes	51,905,644	2,165,427	46,151,079	2,178,460
Personnel income tax witholdings	—	9,330,374	—	14,814,413
Social Security Contributions	—	10,828,681	—	9,886,565
Other	296,235	2,611,168	—	497,321
	67,071,292	66,040,264	56,251,993	60,572,969
Taxes in foreign countries	3,861,167	14,067,678	15,377,850	21,344,538
	70,932,459	80,107,942	71,629,843	81,917,507
Non-current taxes
Taxes in foreign countries	24,739	—	59,313	—

29.    Prepaid expenses

As at 31 December 2013 and 2012, this caption consists of:

Euro

	2013	2012

Interest paid in advance	29,563,928	29,248,675
Marketing and publicity expenses paid in advance	6,370,358	8,281,403
Direct costs	5,841,850	7,121,253
Rentals	6,035,233	5,794,149
Maintenance and repairs	3,290,448	3,932,889
Telephone directories	2,918,237	3,079,345
Other	11,224,050	4,956,374
	65,244,104	62,414,088

30.    Investments in joint ventures

On 28 March 2011, as refered to in Note 1, Portugal Telecom concluded the acquisition process of its investments in Oi and Contax and the agreements with the controlling shareholders of these companies, for a total cash consideration of R$8,437 million (Euro 3,728 million). The investment in Telemar was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was realized indirectly through the acquisition of a stake in the share capital of CTX.

Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Oi, S.A. and its subsidiaries, and Contax is one of the leading corporate services company and the leader in contact centre services in Brazil.

The terms of the shareholders’ agreements entered into by Portugal Telecom, AG and LF in relation to the investments in Oi and Contax contain provisions to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações and CTX Participações on strategic financial and operating decisions relating to the activity of the Oi and Contax groups, respectively. Therefore, in accordance with the provisions of IFRS 11, the Company concluded that it contractually shares the control of Telemar Participações and CTX Participações, and accordingly, these companies together with its subsidiaries are classified as joint ventures, and consequently, accounted for by the equity method.

30.1 Detail of Portugal Telecom’s investments in joint ventures

The detail of Portugal Telecom’s total investment in Oi, Contax and its controlling shareholders, is as follows:

Euro

	2013	2012
Oi	2,013,310,333	2,488,085,654
Financial Investment (i)	1,254,256,430	1,573,492,521
Goodwill (ii)	759,053,903	914,593,133
Contax	54,251,514	60,077,175
Financial investment (i)	18,246,588	16,694,409
Goodwill (ii)	36,004,926	43,382,766
Telemar Participações (iii)	77,907,584	90,953,229
LF (iv)	120,551,271	157,499,710
AG (iv)	124,513,850	161,542,615
CTX	16,181,157	20,708,350
Other	1,531,151	1,193,834
	2,408,246,860	2,980,060,567

(i)    As at 31 December 2013 and 2012, this financial investment reflects the Company’s 15.4% and 15.6% direct interest in Oi’s net assets amounting to Euro 8,162 million and Euro 10,118 million, respectively, the detail of which is presented below, including some related explanatory notes. The reduction in the carrying value of this investment during the year 2013 reflects primarily the impact of the depreciation of the Brazilian Real against the Euro, amounting to approximately Euro 256 million, and the dividends received from Oi in March and October 2013, totalling Euro 86 million (Note 47.e), effects that were partially offset by the Company’s share in Oi’s earnings, amounting to Euro 23 million, the detail of which is presented below, and also by Portugal Telecom’s share in Oi’s other comprehensive income related to net actuarial gains on defined benefit pension plans and hedging effects on financial instruments.

(ii)   The change in these captions reflects the impact of the depreciation of the Brazilian Real against the Euro (Euro 163 million).

(iii)  As at 31 December 2013, Portugal Telecom held a 12.1% direct interest in Telemar Participações. The investment in Telemar Participações reflected its net assets composed by (1) this company’s investment in Oi through a 18.8% direct interest, and (2) its outstanding gross debt totalling Euro 942 million (Euro 1,249 million as at 31 December 2012).

(iv)  As at 31 December 2013, Portugal Telecom held a 35% direct interest in both AG and LF. The investments in these companies reflected their net assets composed by (1) their investments in Telemar Participações through a 19.4% direct interest each and in Oi through a 4.25% direct interest each, and (2) their outstanding gross debt, amounting to Euro 196 million for AG and Euro 199 million for LF (Euro 249 million and Euro 247 million as at 31 December 2012, respectively).

Oi’s net assets presented below are adjusted to reflect the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of this investment as well as other adjustments to conform with the Group accounting policies. The detail of Oi’s net assets as at 31 December 2013 and 2012 is as follows:

Euro

	2013	2012

Cash and cash equivalents	762,768,814	1,632,283,721
Short-term investments	163,210,160	921,209,009
Current accounts receivable	3,050,513,483	2,880,155,049
Current taxes receivable	713,511,917	1,249,247,062
Current judicial deposits (i)	404,055,634	765,022,630
Goodwill	22,692,638	29,241,257
Tangible assets (ii)	8,011,567,784	9,175,484,852
Intangible assets (iii)	8,284,614,390	10,585,042,493
Post retirement benefits	18,479,119	38,184,979
Deferred taxes (iv)	1,867,025,458	2,290,228,031
Non-current judicial deposits (i)	3,392,355,244	3,596,216,632
Other	755,899,047	838,655,543
Total assets	27,446,693,688	34,000,971,258

Short-term debt (v)	1,075,578,550	822,083,171
Current accounts payable	847,752,589	1,647,774,733
Current accrued expenses	1,014,419,828	996,864,374
Current taxes payable	841,981,404	1,337,164,767
Current provisions (vi)	375,591,309	662,889,579
Medium and long-term debt (v)	9,062,011,675	11,035,628,461
Non-current taxes payable (vii)	849,402,537	1,192,461,097
Non-current provisions (vi)	1,348,916,630	1,877,087,797
Post retirement benefits	197,557,853	322,084,150
Deferred taxes (iv)	1,984,575,960	2,584,935,660
Other (viii)	1,687,211,722	1,403,529,996
Total liabilities	19,285,000,057	23,882,503,785
Total (a)	8,161,693,631	10,118,467,473

(a)   As at 31 December 2013 e 2012, Portugal Telecom held a 15.4% and 15.6% direct interest in Oi’s shareholders’ equity of Euro 8,162 million and Euro 10,118 million, respectively, which corresponds to an investment of Euro 1,254 million and Euro 1,573 million, respectively.

Information on the main captions of the statement of financial position of Oi is provided below.

(i)     Judicial deposits

Oi has several legal proceedings, including civil, labor and tax contingencies, for which, in accordance with Brazilian law, companies are required, in certain situations, to make judicial deposits or to present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation. As at 31 December 2013 and 2012, the composition of total current and non-current judicial deposits is as follows:

Euro million

	2013	2012
Judicial deposits
Civil	2,565	2,952
Tax	699	784
Labor	532	625
	3,796	4,361
Current	404	765
Non-current	3,392	3,596

(ii)    Tangible assets

As at 31 December 2013 and 2012, the composition of tangible assets of Oi is as follows:

Euro

	2013	2012
Basic equipment	7,094,394,959	7,997,507,842
Buildings and other constructions	640,679,943	872,165,581
Administrative equipment	118,397,789	142,871,286
Land	61,074,369	74,442,172
Other tangible assets	97,020,724	88,497,971
	8,011,567,784	9,175,484,852

Basic equipment relate mainly to infrastructure and transmission equipment.

(iii)   Intangible assets

As at 31 December 2013 and 2012, the composition of intangible assets of Oi is as follows:

Euro

	2013	2012
Industrial property and other rights	8,127,075,567	10,336,877,971
Other intangible assets	157,538,823	248,164,522
	8,284,614,390	10,585,042,493

The caption “Industrial property and other rights” includes primarily:

•      Euro 7,392 million and Euro 9,471 million as at 31 December 2013 and 2012, respectively, related to regulatory licenses held by Oi Group, including both mobile licenses and fixed line concessions, which were adjusted to fair value as at 31 March 2011, following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi. Fixed concessions are held by Telemar Norte Leste and Oi, S.A. and are amortized through the concession periods (until 2025), while mobile licenses are held by TNL PCS and Brasil Telecom Celular and amortized through the period of the licenses plus one renewal period (until 2038).

•      Euro 148 million and Euro 320 million as at 31 December 2013 and 2012, respectively, corresponding to the fair value, net of accumulated depreciation, of Oi’s customer bases , which were recognized at fair value as at 31 March 2011 following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi; these amounts are amortized, on a linear basis, based on the estimated average period of customer retention.

•      Euro 413 million and Euro 490 million as at 31 December 2013 and 2012, respectively, related to software licenses.

(iv)   Deferred taxes

As at 31 December 2013 and 2012, the composition of deferred tax assets and liabilities of Oi is as follows:

Euro

	2013	2012
Deferred tax assets
Provisions and adjustments	844,402,014	1,193,050,021
Tax losses carryforward	800,360,378	815,943,927
Other	222,263,066	281,234,083
	1,867,025,458	2,290,228,031
Deferred tax liabilities	1,984,575,960	2,584,935,660

Tax losses carryforward in Brazil have no maturity but can only be used up to a limit of 30% of taxable profits for each period.

Deferred tax liabilities as at 31 December 2013 and 2012 include primarily the tax effects on (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 645 million and Euro 883 million, respectively) and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investment in Oi completed in March 2011 (Euro 1,339 million and Euro 1,675 million, respectively).

(v)             Gross debt

As at 31 December 2013 and 2012, the composition of gross debt of Oi is as follows:

Euro

	2013	2012
Bonds	6,260,353,736	6,659,529,100
Bank loans	4,056,511,412	4,975,487,312
Derivative financial instruments	(462,465,535)	(152,198,797)
Other financings	283,190,612	374,894,017
	10,137,590,225	11,857,711,632

The following table provides detailed information about the bonds outstanding as at 31 December 2013:

Issuer	Debt	Local currency (i)	Euro	Issue date	Expected maturity (ii)	Interest rate
Oi	Debentures	1,500,000,000	460,461,690	Mar-13	2019
Oi	Debentures (iii)	2,000,000,000	613,948,919	Mar-12	Between 2017 and 2020	IPCA+6.20% and CDI+0.94%
Oi	Senior Notes (iv)	3,513,900,000	1,078,677,554	Feb-12	2022	5.75%
Oi	Debentures	2,350,000,000	721,389,980	Dec-11	Between 2016 and 2018	CDI + 1.15%
Oi	Senior Notes	1,100,000,000	337,671,906	Sep-11	2016	9.75%
Oi	Debentures	1,000,000,000	306,974,460	Aug-11	2017	CDI+1%
Oi	Senior Notes (v)	2,419,875,000	742,839,821	Dec-10	2017	5.13%
Telemar	Senior Notes (iv)	4,186,284,765	1,285,082,504	Sep-10	2020	5.50%
Telemar	Debentures	2,000,000,000	613,948,919	Nov-09	2014	CDI+1.2%
Telemar	Bond	332,785,071	102,156,517	Apr-09	2019	9.50%
	Other bond loans and transaction costs		(2,798,534)
			6,260,353,736

(i)        Amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.

(ii)       Loans are repayable on final maturity except where otherwise indicated.

(iii)      These debentures were issued in two series, the first of which amounted to R$400 million and bears interest at the rate of CDI plus 0.94% and the second amounted to R$1,600 million and bears interest at the rate of IPCA plus 6.20%.

(iv)      These notes were issued in U.S. Dollars.

(v)       These notes were issued in Euros.

Bank loans obtained by Oi outstanding as at 31 December 2013 include primarily:

•                  Financing agreements entered into by the Oi Group with BNDES in December 2012 for the purpose of financing the investments between 2012 and 2014, totalling R$5,417 million. As at 31 December 2013, several companies of the Oi Group drawn a total amount of R$2,860 million (Euro 878 million) under these financing agreements;

•                  Financing agreements entered into with BNDES in December 2009 by several companies of the Oi Group for the purpose of financing the investments between 2009 and 2011, totalling R$4,403 million. In 2009, 2010 and 2011, there were disbursements of R$1,500 million, R$1,093 million and R$1,068 million, respectively. Interest and principal are paid on a monthly basis until final maturity in December 2018. The outstanding amount due as at 31 December 2013 was R$1,915 million (Euro 588 million); and

•                  A loan of R$4,300 million obtained in May 2008 by Telemar with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom (now Oi, S.A.), with interest being payable semi-annually, from May 2015 to May 2018. Following the repayment of two instalments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual instalments beginning on May 2015. The outstanding amount due as at 31 December 2013 was R$3,071 million (Euro 943 million).

Derivative financial instruments correspond basically to exchange and interest rate financial derivatives which are recorded at fair value and were contracted primarily with the purpose of eliminating the risk of exchange and interests rate fluctuations in debt instruments.

Other financings include primarily certificates of real estate receivables (CR’s) indirectly issued by the Oi Group and purchased by Brazilian financial institutions. In August 2010, Oi, S.A. and Telemar transferred several real estate properties to its wholly-owned subsidiaries Copart 4 Participações S.A. (“Copart 4”) and Copart 5 Participações S.A. (“Copart 5”), respectively. Telemar and Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to the entities mentioned above. Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários or CRIs), backed by these receivables. These CRIs were purchased by Brazilian financial institutions and Oi received the net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. As at 31 December 2013, the aggregate liability under these leases was R$923 million (Euro 283 million).

(vi)         Provisions

As at 31 December 2013 and 2012, the nature and detail of the main legal proceedings and tax contingencies against companies of the Oi Group, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

Million

		31 Dec 2013		31 Dec 2012
		Euro	Brazilian Reais	Euro	Brazilian Reais
Civil	(i)
Corporate Law	(a)	633.2	2,062.7	863.3	2,334.0
ANATEL estimates and fines	(b)	320.9	1,045.5	365.2	987.3
Other		222.7	725.5	363.4	982.4
Sub-total		1,177.0	3,833.7	1,592.0	4,303.7
Labor	(ii)
Overtime	(a)	145.8	474.9	234.9	635.0
Salary differences and related effects	(b)	17.5	57.0	30.9	83.5
Hazardous work conditions	(c)	39.5	128.8	63.9	172.9
Indemnities	(d)	46.2	150.6	79.4	214.7
Stability and integration	(e)	37.1	120.9	66.8	180.7
Additional post retirement benefits	(f)	23.0	75.0	36.3	98.1
Lawyers and expert fees	(g)	9.5	31.0	15.6	42.1
Contractual rescisions	(h)	7.7	24.9	14.6	39.6
Other	(i)	24.3	79.2	111.5	301.4
Sub-total		351.0	1,142.3	654.0	1,768.0
Tax	(iii)
ICMS (Value Added Tax)	(a)	111.0	361.5	165.7	448.1
FUNTTEL	(b)	45.2	147.4	52.8	142.6
Other		40.4	131.5	75.4	203.8
Sub-total		197.0	640.4	294.0	794.5
Total		1,725.0	5,616.3	2,540.0	6,866.3

(i)            Civil contingencies

(a)         Corporate Law

As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims filed against that entity, namely several claims filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of CRT shares, being the number of shares to be issued to each subscriber determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. (“Telems”), Telecomunicações de Goiás S.A. (“Telegoiás”) and Telecomunicações do Mato Grosso S.A. (“Telemat”), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Brasil Telecom, Oi, S.A. (former Brasil Telecom) is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

Brasil Telecom, based on the decisions of the court of justice issued in 2009, considers the risk of loss regarding these proceedings as probable. Currently, the provisions for these lawsuits are based on (i) several legal interpretations, (ii) the number of ongoing lawsuits by matter discussed and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Oi, S.A. to the benefit of the shareholders of the former CRT for those cases in which new shares, possibly due, could not be issued because of the sentence issued. According to this court news, which do not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on: (i) the definition of the number of shares that each claimant would be entitled to, measuring the capital invested at the book value per share as reported in the company’s monthly trial balance on the date it was paid-in; (ii) the number of shares determined shall be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or dispose of the shares, and (iii) the result obtained must be adjusted for inflation from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

Based on current information, the management believes that its estimate would not be materially affected as at 31 December 2013, if the methodology mentioned above had been already approved. Meanwhile, it is possible that changes occur in the event that the itens mentioned above change significantly, mainly in relation to the stock price of Oi’s shares.

As at 31 December 2013, Oi recorded provisions in the amount of R$2,063 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,334 million as at 31 December 2012.

(b)         ANATEL estimates and fines

Oi received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 31

December 2013, Oi recorded provisions in the amount of R$1,046 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$987 million as at 31 December 2012.

(ii)        Labor contingencies

Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for:

(a)         Overtime - Lawsuits claiming the payment of overtime, for time allegedly worked after regular working hours.

(b)         Salary differences and related effects — Claims from employees who allegedly received a lower compensation than coworkers holding a similar position, associated with other requirements provided for by the applicable law.

(c)          Hazardous work conditions - Reflect, substantially, the expected unfavorable outcome in lawsuits on the mandatory payment of hazardous duty premium to employees working under conditions classified as hazardous, mainly next to high-voltage installations.

(d)         Indemnities - Refer to reimbursement of or compensation claims for damages suffered while employed by the company, for several reasons, such as: occupational accidents, temporary tenure, pain and suffering, reimbursement of payroll deductions, daycare allowance, and productivity bonuses according to collective bargaining agreements.

(e)          Stability and integration - Claim due to alleged non-compliance with an employee’s special condition which prohibited termination of the employment contract without cause.

(f)           Additional post retirement benefits - Claims related to differences allegedly due under the pension benefits of former employees, proportionally to other claimed amounts granted by courts and not initially considered in the calculation of the pension benefit.

(g)         Lawyers and expert fees - Installments payable to the plaintiffs’ lawyers and appointed court experts, when expert evidence is necessary during the fact-finding stage.

(h)         Contractual rescisions - Amounts due to claimants arising from the termination of employment contract, such as vacation pay (proportional/vested), thirteenth salary FGTS fine, and the increase in this pay proportionally to other amounts claimed that allegedly should be included in the calculation of severance pay.

(i)            Other labor contingencies — Include primarily joint liability allegations by employees of third-party service providers, lawsuits related to differences owed on the deposits in the claimant’s severance pay fund (“FGTS”) and labor fines arising from delays or non-payment of certain amounts provided for by the employment contract.

In the second quarter of 2013, Oi reviewed the methodology used to calculate the provisions for losses in labor lawsuits including statistical techniques obtained as a result of higher experience accumulated over the years regarding this matter. This change resulted in a reversal of provisions for labor contingencies by approximately R$315 million in 2013.

As at 31 December 2013, the total estimated contingencies in connection with labor claims against Oi in respect of which the risk of loss was deemed probable totaled R$1,142 million, as compared to R$1,768 million as at 31 December 2012.

(iii)    Tax contingencies

(a)         ICMS (Value Added Tax)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunications services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As at 31 December 2013, Oi recorded provisions in the amount of R$362 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$448 million as at 31 December 2012.

(b)         FUNTTEL

FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds.  As at 31 December 2013, Oi recorded provisions in the amount of R$147 million for assessments of the FUNTTEL, as compared to R$143 million as at 31 December 2012.

As at 31 December 2013 and 2012, the nature of the legal proceedings and tax contingencies against Oi for which the risk of loss was deemed possible is as follows:

Million

	31 Dec 2013		31 Dec 2012
	Euro	Brazilian Reais	Euro	Brazilian Reais
Civil	318.6	1,037.9	282.5	763.7
Labor	269.3	877.3	319.2	863.0
Tax	5,524.3	17,995.9	6,373.3	17,230.9
Total	6,112.2	19,911.1	6,975.0	18,857.6

(i)                Civil contingencies

Refer to lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, bidding processes, among other. The total amount included in the table above regarding civil contingencies is based exclusively on the amounts claimed by the plaintiffs, which are typically higher than the actual claim case.

(ii)            Labor contingencies

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty premium, and joint liability, the nature of which is described in detail above.

(iii)        Tax contingencies

As at 31 December 2013, the estimated contingencies in connection with tax proceedings against Oi in respect of which the risk of loss was deemed possible amounted to R$17,996 million, as compared to R$17,231 million as at 31 December 2012. The Brazilian corporate tax system is complex, and Oi is currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional, and have filed claims to avoid the related payment. These tax contingencies relate primarily to the following.

(a)  Value Added Tax (“ICMS”) - Tax assessments amounting approximately to R$5,866 million and R$5,755 million as at 31 December 2013 and 2012, respectively, which relate mainly to (1) ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and (2) utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance;

(b)  City taxes - Tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment leases, wakeup call services and other communication services. The total amounts involved are approximately R$2,078 million and R$1,787 million as at 31 December 2013 and 2012, respectively, which are not accrued because the legal counsel in charge considers the likelihood of an unfavorable outcome as possible since these activities do not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the STF (Superior Tribunal Federal) decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

(c)  INSS - Lawsuits amounting approximately to R$1,002 million and R$957 million as at 31 December 2013 and 2012, respectively, which relate mainly to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution.

(d)  Federal taxes - Federal tax assessments, mainly related to alleged undue offset and self-assessments of taxes due, and disallowing previous calculations, amounting to approximately R$9,050 million and R$8,761 million as at 31 December 2013 and 2012, respectively.

(vii)     Non-current taxes payable

Non-current taxes payable mainly relate to federal tax programmes in place in Brazil, under which companies enrolled a substantial portion of their tax debt to the National Treasury and the National Social Security Institute (“INSS”) past due up to 30 November 2008.

(viii) Other liabilities

This caption includes primarily dividends payable, non-current accounts payable, namely related to licenses payable to Anatel, and deferred income.

30.2              Detail of Portugal Telecom’s share in the earnings of joint ventures

The detail of Portugal Telecom’s share in the earnings (losses) of joint ventures in the year ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
Oi (i)	23,437,155	34,393,098
Telemar Participações (ii)	(9,832,620)	(11,345,921)
LF (ii)	(10,415,106)	(12,123,736)
AG (ii)	(9,988,842)	(14,842,982)
Contax	1,433,348	166,504
CTX	862,288	(545,314)
Other	2,318,098	1,286,353
	(2,185,679)	(3,011,998)

(i)             In 2013 and 2012, as explained above, this caption corresponds to Portugal Telecom’s 15.4% and 15.6% direct share in Oi’s earnings amounting of Euro 149 million and Euro 225 million, respectively, the detail of which is presented in detail below, including some related explanatory notes.

(ii)          Portugal Telecom’s share in net losses from these entities reflect primarily interest expenses recorded by these holding companies in connection with their outstanding debt.

The table below provides detailed information about the earnings of Oi in the years ended 31 December 2013 and 2012, which reflect the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of this investment as well as other adjustments to conform with the Group accounting policies:

Income Statement	Euro million

	2013	2012
REVENUES	10,383.1	11,874.5
COSTS, EXPENSES AND LOSSES
Wages and salaries	825.2	970.7
Direct costs	2,149.8	2,459.8
Costs of products sold	147.3	171.5
Marketing and publicity	185.7	192.7
Supplies, external services and other expenses	2,621.4	3,460.7
Indirect taxes	696.8	777.1
Provisions and adjustments	260.0	293.9
Depreciation and amortisation	2,155.2	2,257.0
Post retirement benefits	26.5	25.1
Other costs, net	1.8	(72.3)
Income before financial results and taxes	1,313.4	1,338.2
Net interest expenses	1,006.0	850.7
Net other financial expenses	164.3	208.7
Income before taxes	143.1	278.9
Income taxes	(8.9)	44.4
Net income (before non-controlling interests)	152.0	234.5
Income attributable to non-controlling interests	3.0	9.6
Net income (after non-controling interests)	149.0	224.9

The decreases across the major captions of the income statement presented above reflect primarily the impact of the depreciation of the Brazilian Real against the Euro, which at the level of net income after non-controling interests amounted to Euro 28 million. Adjusting for this effect, the earnings of Oi would have decreased by Euro 48 million, reflecting primarily the following effects on a constant currency basis:

•                  Higher interest expenses, reflecting the dividends paid by Oi in April and August 2012 and the amounts paid to non-controlling shareholders in April 2012 under the completion of its corporate simplification;

•                  Higher depreciation and amortization expenses, reflecting increased capital expenditures incurred in 2012 as compared to previous years, including the acquisition of the 4G license in June 2012;

•                  Gains recorded in 2012 in connection with the disposal of real estate properties and mobile towers undertaken in the end of 2012;

•                  An increase in supplies and external services, including higher maintenance expenses due to the increase in the customer base and focus on higher quality, and higher rental expenses reflecting the lease agreements entered into following the disposal of real estate properties and mobile towers undertaken in the end of 2012; and

•                  Lower sales and other operating revenues.

These effects were partially offset by:

•                  Higher services rendered, reflecting a positive contribution from broadband and pay-TV services that more than compensated the traditional pressure in fixed voice; and

•                  A capital gain recorded by Oi in December 2013 in connection with the disposal of its submarine cable operation for a total amount of R$ 1,779 million.

31.            Other current and non-current assets

As at 31 December 2013, this caption includes mainly judicial deposits in PT Brasil, made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

As explained in Note 3.l.viii, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable by the same amount relating to the sale of the equipments and the financial lease, respectively. During the year ended 31 December 2012, the Company agreed with the other parties to these arrangements the early termination of the remaining QTE transactions that were still outstanding as at 31 December 2011, which explains the reduction in the related receivables and payables included under the captions of other current and non-current assets and liabilities.

32.            Non-current assets held for sale

The composition of non-current assets held for sale as at 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
Equity investment in CTM	—	47,318,899
Equity investment in Sportinveste Multimedia	4,653,741	4,622,069
	4,653,741	51,940,968

These assets are recorded at their carrying amounts which are lower than their fair values less costs to sell.

a)        CTM

On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale to CITIC Telecom of its 28% equity stake held in CTM and as such this investment was classified as a non-current asset held for sale as at 31 December 2012. Upon the closing of this transaction on 20 June 2013, Portugal Telecom received a total amount of Euro 335.7 million (Notes 1 and 47.c) and recognized a gain of Euro 310.3 million (Note 33), which includes:  (1) a gain of Euro 313.4 million corresponding to the difference between the proceeds obtained from this transaction and the carrying value of this investment as at 31 December 2012 net of dividends received during the first quarter of 2013, amounting to Euro 25.2 million (Note 47.e), and a loss of Euro 3.1 million corresponding to the cumulative amount of negative foreign currency translation adjustments relating to this investment that were reclassified to profit and loss upon the completion of the sale.

b)        Sportinveste

On 20 December 2012, Portugal Telecom reached an agreement on a number of transactions that will allow Portugal Telecom to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“Sportinveste Multimédia”) and P.P. TV - Publicidade de Portugal e Televisão, S.A. (“PPTV”). Portugal Telecom will contribute its current 50% stake in Sportinveste Multimédia and invest, through a rights issue in Sport TV, a net amount of up to Euro 21 million. Following these transactions, Portugal Telecom will own 25% of Sport TV, which will incorporate PPTV and Sportinveste

Multimédia. As a result of this agreement, Portugal Telecom’s investment in Sportinveste Multimédia was classified as a non-current asset held for sale as at 31 December 2012, the carrying value of which amounted to Euro 5 million as of that date.

Sport TV produces one of the most complete and broad sports content offering worldwide and PPTV promotes television rights. Sportinveste Multimédia is currently equally owned by Portugal Telecom and Sportinveste SGPS and its core business is the production and development of sports contents through any multimedia platform. This transaction will result in a joint-venture that will allow a higher operational efficiency in management of sports contents in the various distribution platforms, including pay-TV, mobile networks and Internet. This will benefit all operators in the market as well as their customers. Taking into consideration that sports contents are core to its strategy in the various market segments, Portugal Telecom will continue to distribute other sports contents thus striving to retain a diversified and competitive offer to its customers.

These corporate transactions are subject to the approval of the competent authorities, particularly the Competition Authority - Autoridade da Concorrência, and the accomplishment of certain contractual conditions by the companies involved, including the conclusion of Sport TV’s refinancing following the transaction.

33.            Investments in associated companies

As at 31 December 2013 and 2012, this caption consists of:

Euro

	2013	2012
Investments in associated companies	503,805,209	399,651,805
Loans granted to associated companies and other companies	5,424,200	4,928,125
Investments in other companies	2,086,752	2,238,055
	511,316,161	406,817,985

As at 31 December 2013 and 2012, the caption “Investments in associated companies” consists of:

Euro

	2013	2012
Unitel (i)	494,307,516	392,204,435
Hungaro Digitel KFT	2,301,984	2,310,913
INESC - Instituto de Engenharia de Sistemas e Computadores (ii)	2,992,787	2,992,788
Other companies	7,195,710	5,136,457
	506,797,997	402,644,593
Adjustments for investments in associated companies (Note 42)	(2,992,788)	(2,992,788)
	503,805,209	399,651,805

(i)           The total investment in Unitel includes (a) the financial investment in this company under the equity method of accounting, reflecting the 25% direct interest held by PT Ventures in this associated company, amounting Euro 467,809,011 million and Euro 365,705,931 as at 31 December 2013 and 2012, respectively, and (b) the difference between the purchase price and the fair value of net assets acquired recorded upon the acquisition of this company, amounting to Euro 26,498,505 as at 31 December 2013 and 2012. Portugal Telecom assesses the recoverable amount of the total investment in this company at least on an annual basis. The increase in the carrying value of this investment is explained by Portugal Telecom’s share in the earnings of Unitel (Euro 130 million), partially offset by the impact of the depreciation of the US Dollar against the Euro in 2013 (Euro 21 million).

(ii)        As at 31 December 2013 and 2012, this investment is fully provided for.

The purpose of loans granted to associate and other companies is basically to finance its operations and develop new businesses. As at 31 December 2013 and 2012, the detail of these loans, which do not have a defined maturity date, is as follows:

Euro

	2013	2012
INESC	888,882	2,838,821
SIRESP	1,260,909	1,513,090
Other	3,274,409	3,164,954
	5,424,200	7,516,865
Adjustments for loans granted to associated and other companies (Note 42)	—	(2,588,740)
	5,424,200	4,928,125

As at 31 December 2013 and 2012, the caption “Investment in other companies” consists of:

Euro

	2013	2012
Janela Digital	2,048,674	2,048,674
Other companies	2,638,300	2,855,222
Sub-total	4,686,974	4,903,896
Adjustments for investments in other companies (Note 42)	(2,600,222)	(2,665,841)
	2,086,752	2,238,055

In the years ended 31 December 2013 and 2012, the detail of the profit and loss caption “Equity in earnings of associated companies, net” is as follows:

Euro

	2013	2012
CTM (i)	310,302,875	26,441,001
Unitel	129,883,370	187,681,720
Sportinveste Multimédia	31,672	(2,327,625)
Páginas Amarelas	(388,320)	(4,081,405)
Other	2,953,990	2,559,893
	442,783,587	210,273,584

(i)             In 2013, this caption corresponds to the gain recorded in connection with the completion of the disposal of the investment in CTM (Note 32.a).

The table below provides summarized financial data of the main associated companies for the nine months period ended 30 September 2013, which corresponds to the most recent information obtained from Unitel, and for the year then ended 31 December 2012.

2013	Euro million

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders’ equity	Operating revenues	Net income
Unitel	25.00%	3,092	1,221	1,871	1,202	356

2012	Euro million

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders’ equity	Operating revenues	Net income
Unitel	25.00%	2,351	888	1,463	1,590	751
CTM	28.00%	269	100	169	480	94

For purposes of these consolidated financial statements, Portugal Telecom adjusted the 2013 nine months figures obtained from Unitel in order to conform with the Company’s accounting policies and to include an estimate of Portugal Telecom’s share in the earnings of this associated company for the fourth quarter of 2013, which is included under the caption “Equity in earnings of associated companies, net”.

34.    Other investments

As at 31 December 2013 and 2012, this caption consists of:

Euro

	2013	2012
Real estate investments, net of accumulated amortisation	13,858,289	9,446,105
Other financial investments	9,360,350	3,695,463
	23,218,639	13,141,568
Adjustments for real estate investments (Note 42)	(871,238)	(232,759)
Adjustments for other investments (Note 42)	(103,749)	(188,750)
	22,243,652	12,720,059

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically performs impairment analysis of these assets.

Portugal Telecom received rents from lease contracts in 2013 and 2012 amounting to Euro 7,928 and Euro 43,798, respectively. During the years ended 31 December 2013 and 2012, amortization costs amounted to Euro 481,657 and Euro 353,713, respectively. Rents received net of amortization costs are included under the caption “Net gains on financial assets and other investments”.

35.    Goodwill

During the years ended 31 December 2013 and 2012, movements in goodwill were as follows:

Euro

	2013	2012

Initial balance	425,675,169	352,990,011
Foreign currency translation adjustments (i)	(13,595,904)	(3,999,456)
Impairment losses (ii)	(31,463,000)	—
Transfers and other movements (iii)	—	76,684,614
Final balance	380,616,265	425,675,169

(i)    Foreign currency translation adjustments in 2013 and 2012 relate mainly to the impact of the depreciation of the namibian Dollar against the Euro.

(ii)   This caption relates to an impairment loss recorded in 2013 over the directories business as a result of the decline trend in this business as new online alternatives come up. This impairment loss was recorded under the caption “Net other gains/losses”.

(iii)  This caption corresponds to the value of the software license agreement entered into in 2012 for the telephone and advertising directories’ business, following the restructuring of the investment in Páginas Amarelas. As at 31 December 2011, this amount was included under the caption “Investments in group companies”.

The detail of total consolidated goodwill by cash generating unit as at 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
Portugal
Wireline telecommunications in Portugal (i)	316,246,568	347,709,568
Information systems - PT Sistemas de Informação	8,956,960	8,956,960
	325,203,528	356,666,528
Other businesses
Mobile telecommunications in Namíbia - MTC (ii)	48,254,464	61,850,368
Wireline and mobile telecommunications in Cabo Verde - Cabo Verde Telecom	7,124,252	7,124,252
Other international operations	34,021	34,021
	55,412,737	69,008,641
	380,616,265	425,675,169

(i)    The reduction in this caption reflects the impairment loss recorded over the goodwill related to the directories business, as mentioned above.

(ii)   The change in this caption relates primarily to the impact of the depreciation of the Namibian Dollar against the Euro during the year ended 31 December 2013.

For the goodwill related to the wireline cash generating unit in Portugal, which resulted from the acquisition of several companies, some of which were subsequently merged, the Company monitors goodwill at this level, which is a lower level than the operating segment to which it belongs.

For the goodwill related to other cash generating units, Portugal Telecom also concluded that the Company’s share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from other investments.

Total consolidated goodwill recorded at Portugal Telecom is not deductible for taxable purposes.

For purposes of impairment analysis, goodwill was allocated to cash generating units. The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts (terminal value) were as follows:

Assumptions	Wireline telecommunications in Portugal	Other businesses
Growth rates	1.0% - 1.5%	0.0% to 3.0% - 1.0% to 4.0%
Discount rates	7.7% - 8.7%	7.1% to 10.4% - 8.1% to 12.4%

The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company’s management has concluded that as at 31 December 2013 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

36.    Intangible assets

During the years ended 31 December 2013 and 2012, movements in intangible assets were as follows:

Euro

	Balance 31 Dec 2012	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2013
Cost
Industrial property and other rights	1,572,026,984	69,581,617	(13,098,756)	(16,566,840)	1,611,943,005
Other intangible assets	56,613,756	787,467	(12,319)	5,252,309	62,641,213
In-progress intangible assets	13,074,324	20,144,011	(174,186)	(14,589,102)	18,455,047
	1,641,715,064	90,513,095	(13,285,261)	(25,903,633)	1,693,039,265

Accumulated depreciation
Industrial property and other rights	850,603,724	111,429,803	(7,482,786)	(21,739,418)	932,811,323
Other intangible assets	33,584,780	9,632,016	(9,065)	(683,465)	42,524,266
	884,188,504	121,061,819	(7,491,851)	(22,422,883)	975,335,589
	757,526,560	(30,548,724)	(5,793,410)	(3,480,750)	717,703,676

Euro

	Balance 31 Dec 2011	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
Cost
Industrial property and other rights	1,506,431,263	65,582,354	(3,652,824)	3,666,191	1,572,026,984
Other intangible assets	45,368,214	4,981,526	(19,360)	6,283,376	56,613,756
In-progress intangible assets	29,430,896	16,122,366	(180,309)	(32,298,629)	13,074,324
	1,581,230,373	86,686,246	(3,852,493)	(22,349,062)	1,641,715,064

Accumulated depreciation
Industrial property and other rights	756,230,978	114,096,551	(2,055,708)	(17,668,097)	850,603,724
Other intangible assets	24,280,728	9,335,559	(12,946)	(18,561)	33,584,780
	780,511,706	123,432,110	(2,068,654)	(17,686,658)	884,188,504
	800,718,667	(36,745,864)	(1,783,839)	(4,662,404)	757,526,560

36.1. Increases

The detail of increases in intangible assets is as follows:

Euro

	2013	2012
Cost
Capital expenditures (Note 7.c)	90,513,095	86,686,246
	90,513,095	86,686,246

Accumulated depreciation	121,061,819	123,432,110
	(30,548,724)	(36,745,864)

36.2. Other information regarding intangible assets

The net carrying value of the caption “Industrial property and other rights” includes mainly the following items:

•    Euro 343 million and Euro 360 million as at 31 December 2013 and 2012, respectively, related to 3G and 4G licenses obtained by Meo, S.A. in 2000 and 2011, respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciation of Euro 157 million. The gross amount includes primarily:

(i)      Euro 133 million related to the acquisition of the UMTS license in 2000;

(ii)     Euro 242 million capitalized in 2007, following the commitment assumed in 2000 by Meo, S.A. and the other mobile operators of making contributions to the information society during the period through the maturity of the license, and Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability; and

(iii)    Euro 106 million related to the 4G license acquired by Meo, S.A. in 2011.

•    Euro 170 million and Euro 185 million as at 31 December 2013 and 2012, respectively, related to the acquisition of the Basic Network from the Portuguese State, regarding the gross amount capitalised in 2002 amounting to Euro 339 million;

•    Euro 41 million and Euro 40 million as at 31 December 2013 and 2012, respectively, related to software licenses;

•    Euro 24 million and Euro 29 million as at 31 December 2013 and 2012, respectively, related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

•    Euro 22 million and Euro 23 million as at 31 December 2013 and 2012, respectively, related to the commitments assumed by PT Comunicações under the TDT license; and

•    Euro 9 million and Euro 16 million as at 31 December 2013 and 2012, respectively, related to contracts signed by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

37.    Tangible assets

During the years ended 31 December 2013 and 2012, movements in tangible assets were as follows:

Euro

	Balance 31 Dec 2012	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2013
Cost
Land	182,553,761	9,477	—	(821,427)	181,741,811
Buildings and other constructions	889,744,739	36,983,567	(1,574,632)	15,897,619	941,051,293
Basic equipment	9,991,801,705	322,491,959	(42,551,808)	(180,265,683)	10,091,476,173
Transportation equipment	79,799,744	11,613,494	(224,800)	(13,673,370)	77,515,068
Tools and dies	21,100,458	227,899	(17,407)	110,335	21,421,285
Administrative equipment	1,210,244,009	34,956,101	(529,846)	7,668,894	1,252,339,158
Other tangible assets	49,760,464	378,451	(15,942)	14,416,183	64,539,156
In-progress tangible assets	210,342,109	91,863,571	(162,789)	(147,107,701)	154,935,190
Advances to suppliers of tangible assets	562,661	—	—	—	562,661
	12,635,909,650	498,524,519	(45,077,224)	(303,775,150)	12,785,581,795

Accumulated depreciation
Land	9,732,669	—	—	70,915	9,803,584
Buildings and other constructions	347,753,039	49,397,911	(535,409)	(11,507,487)	385,108,054
Basic equipment	7,483,041,833	464,313,088	(21,414,843)	(243,511,066)	7,682,429,012
Transportation equipment	55,011,052	8,583,060	(135,439)	(11,522,437)	51,936,236
Tools and dies	20,458,621	346,245	(11,321)	(3,269)	20,790,276
Administrative equipment	1,095,952,447	80,742,562	(366,202)	(25,674,609)	1,150,654,198
Other tangible assets	45,088,543	1,830,941	(11,936)	(526,497)	46,381,051
	9,057,038,204	605,213,807	(22,475,150)	(292,674,450)	9,347,102,411
	3,578,871,446	(106,689,288)	(22,602,074)	(11,100,700)	3,438,479,384

Euro

	Balance 31 Dec 2011	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
Cost
Land	181,997,214	—	—	—	556,547	182,553,761
Buildings and other constructions	866,864,904	604,699	11,678,062	(517,257)	11,114,331	889,744,739
Basic equipment	9,729,239,864	2,997,334	382,990,043	(12,011,721)	(111,413,815)	9,991,801,705
Transportation equipment	74,757,966	71,479	13,609,180	(178,389)	(8,460,492)	79,799,744
Tools and dies	20,796,136	—	314,968	(6,925)	(3,721)	21,100,458
Administrative equipment	1,147,407,572	—	32,091,714	(245,997)	30,990,720	1,210,244,009
Other tangible assets	48,260,377	214,812	1,227,566	(7,335)	65,044	49,760,464
In-progress tangible assets	207,124,440	—	132,602,567	(187,746)	(129,197,152)	210,342,109
Advances to suppliers of tangible assets	511,125	—	—	—	51,536	562,661
	12,276,959,598	3,888,324	574,514,100	(13,155,370)	(206,297,002)	12,635,909,650

Accumulated depreciation
Land	9,819,238	—	—	—	(86,569)	9,732,669
Buildings and other constructions	301,402,834	503,007	50,292,449	(193,758)	(4,251,493)	347,753,039
Basic equipment	7,183,864,927	1,140,013	489,452,072	(6,052,390)	(185,362,789)	7,483,041,833
Transportation equipment	50,670,048	71,479	10,999,024	(96,027)	(6,633,472)	55,011,052
Tools and dies	20,059,354	—	407,176	(4,202)	(3,707)	20,458,621
Administrative equipment	1,011,098,155	—	89,704,501	(178,371)	(4,671,838)	1,095,952,447
Other tangible assets	43,936,374	208,553	970,714	(4,249)	(22,849)	45,088,543
	8,620,850,930	1,923,052	641,825,936	(6,528,997)	(201,032,717)	9,057,038,204
	3,656,108,668	1,965,272	(67,311,836)	(6,626,373)	(5,264,285)	3,578,871,446

37.1. Increases

The detail of increases in tangible assets is as follows:

Euro

	2013	2012
Cost
Capital expenditures (Note 7.c)	498,524,519	574,514,100
	498,524,519	574,514,100

Accumulated depreciation	605,213,807	641,825,936
	(106,689,288)	(67,311,836)

37.2. Foreign currency translation adjustments

Foreign currency translation adjustments in 2013 and 2012 relate mainly to the impact of the depreciation of the Namibian Dollar against the Euro.

37.3. Revaluations

Portugal Telecom uses the revaluation model to measure real estate properties and the ducts infra-structure (Note 3). The revaluations of the real estate properties and ducts infra-structure were effective for the first time as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and Euro 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used in 2008 were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred to above resulted in a valuation of the ducts infra-structure in 2008 which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on where the infra-structure is located.

In accordance with the Group’s accounting policy to revalue these assets at least every three years, Portugal Telecom performed another revaluation of the real estate assets and ducts infra-structure in 2011, through the same methodology described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income under the caption “Revaluation reserve” and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption “Depreciation and amortization”. The split of these impacts between real estate and ducts infra-structure is as follows:

•    A reduction in the carrying value of the ducts infra-structure amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also by technological improvements, leading to a reduction in the average cost per meter of duct to between Euro 42 and Euro 70, depending on where the infra-structure is located; and

•    A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in other comprehensive income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 Euros, although the overall average monthly rent per square meter increased to 7 Euros, as a result of real estate assets acquired between those years.

The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 8 million and Euro 32 million in 2013, respectively, and to Euro 10 million and Euro 32 million in 2012, respectively. If these assets had been carried under the cost model, the carrying amounts of the real estate properties and the ducts infra-structure would have been reduced by approximately Euro 178 million and Euro 466 million, respectively, corresponding to Euro 137 million and Euro 373 million net of tax effect, respectively.

37.4. Other situations regarding tangible assets

In addition, the following situations regarding tangible assets should be mentioned:

•    Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

•    In-progress tangible assets correspond primarily to telecommunications network equipments and are recorded during the installation period of those equipments, which normally lasts for 2 to 3 months, thus explaining the significant amounts recorded under this caption, although with reduced maturities;

•    Portugal Telecom recognized own work capitalized in tangible assets amounting to Euro 110 million and Euro 102 million in the years ended 31 December 2013 and 2012 , respectively;

•    PT Comunicações, under the terms of the Modification Agreement of the Concession, owns tangible assets related to the Concession amounting to Euro 1,710 million and Euro 1,765 million as at 31 December 2013 and 2012, respectively;

•    PT Comunicações owns tangible assets located outside Portugal, including participations in submarine cable consortiums, which amounted to Euro 12 million and Euro 15 million as at 31 December 2013 and 2012, respectively; and

•    PT Comunicações owns tangible assets that are installed in properties of third parties or on public property, amounting to Euro 8 million as at 31 December 2013 and 2012, respectively, and owns tangible assets that are not yet registered under its name, amounting to Euro 7 million and Euro 8 million as at 31 December 2013 and 2012.

38.    Debt

As at 31 December 2013 and 2012, this caption consists of:

Euro

		2013		2012
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	743,011,847	—	—	732,944,410
Bonds	—	4,731,260,092	983,636,935	3,732,399,950
Bank loans
External loans	103,868,391	949,281,957	113,959,174	1,381,440,338
Domestic loans	5,111,006	175,039,738	2,753,092	108,765,906
Liability related to equity swaps on treasury shares	73,210,079	—	73,210,079	—
Commercial paper	542,000,000	—	175,750,000	—
Leasings	24,729,526	23,579,646	24,011,206	23,885,353
Other financings	45,611	—	22,378,577	—
	1,491,976,460	5,879,161,433	1,395,699,063	5,979,435,957

During the year ended 31 December 2013, gross debt decreased by Euro 4 million reflecting several effects that offset each other, including primarily the following:

•             the repayment of the Euro 1 billion Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to Euro 934 million at maturity;

•             the decrease in the outstanding amount due under Portugal Telecom’s standby credit facilities entered into in previous years (Euro 350 million);

•             the repayment of the Euro 50 million floating rate notes issued in August 2008;

•             the repayment of several loans obtained from the European Investment Bank;

•             the increase in the amounts due under Portugal Telecom’s commercial paper programmes (Euro 366 million);

•             a Euro 1 billion Eurobond issued on 10 May 2013, which matures in 2020 and bears interest at a fixed rate of 4.625%; and

•             a Euro 70 million loan obtained in May 2013 and maturing in 2017.

38.1. Exchangeable bonds

On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, exchangeable into fully paid ordinary shares of Portugal Telecom, as follows:

•             Exchange price of Euro 13.9859 per ordinary share of Portugal Telecom, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, and to Euro 11.06 on 28 December 2010, Euro 9.4 on 31 May 2011 and Euro 8.91 on 22 May 2012, following the dividends paid in December 2010, June 2011 and May 2012, respectively, according to the terms and conditions of these bonds;

•             Nominal value of each bond: Euro 50,000;

•             Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

•             Fixed interest rate: 4.125% per annum, paid semi-annually.

The exchangeable bonds represent a compound instrument and, accordingly, the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders’ equity under the caption “Other reserves and accumulated earnings”, while the financial liability component was initially computed based on a market interest rate of 5.51% and is recorded by the amortized cost.

As at 31 December 2013, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 764 million.

38.2. Bonds

The following table provides detailed information about the bonds outstanding as at 31 December 2012:

Issuer (i)	Debt	Euro	Issue date	Expected maturity (ii)	Interest rate
PT Finance	Eurobond	1,000,000,000	May-13	2020	4.625%
PT Finance	Eurobond	750,000,000	Oct-12	2018	5.875%
Portugal Telecom	Retail bond	400,000,000	Jul-12	2016	6.25%
PT Finance	Eurobond	600,000,000	Feb-11	2016	5.625%
PT Finance	Eurobond	750,000,000	Nov-09	2019	5.00%
PT Finance	Fixed rate notes	250,000,000	Jul-09	2017	5.242%
PT Finance	Eurobond	500,000,000	Jun-05	2025	4.50%
PT Finance	Eurobond	500,000,000	Mar-05	2017	4.375%
	Transaction costs (iii)	(18,739,908)
		4,731,260,092

(i)                       All PT Finance and Portugal Telecom issuances were made under the Euro Medium Term Note Programme (“EMTN”).

(ii)                    Loans are repayable on final maturity except where otherwise indicated.

(iii)                 This caption corresponds to expenses incurred at the date these bonds were issued, which relate to (i) roundings in defining the coupon rate; and (ii) prepaid commissions. These expenses are recognized in earnings through the life of the bonds.

During the year ended 31 December 2013, PT Finance repaid the Euro 1,000 million Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to Euro 934 million at maturity, and the Euro 50 million floating rate notes issued in August 2008.

As at 31 December 2013, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance and Portugal Telecom amounted to Euro 7,500,000,000, of which Euro 4,750,000,000 were outstanding as at 31 December 2013, as detailed above.

The fair value of these bonds was determined based on market information and amounted to Euro 4,964 million as at 31 December 2013.

38.3. Bank loans

As at 31 December 2013 and 2012, bank loans are denominated in the following currencies:

	Currency of	2013	Currency of	2012
	the notional	Euro	the notional	Euro
Euros	1,225,167,822	1,225,167,822	1,591,284,722	1,591,284,722
Other currencies		8,133,270		15,633,788
		1,233,301,092		1,606,918,510

As at 31 December 2013, Portugal Telecom had a committed standby credit facility amounting to Euro 800 million, maturing in June 2016. Portugal Telecom also entered into an export credit facility, comprising two committed tranches amounting to Euro 80 million, agreed in 2011, and Euro 100 million, agreed in January 2013.

As at 31 December 2013, external bank loans due include primarily the following financings:

•             An amount of Euro 400 million used under the above mentioned committed standby facilities and an amount of Euro 69 million used under the export credit facility;

•             Loans obtained by Portugal Telecom from the European Investment Bank (“EIB”) totalling Euro 527 million, maturing up to 2021, including primarily (1) two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom’s next generation network, which have an average maturity of approximately 4.2 years, (2) a loan obtained in 2011 amounting to Euro 140 million for the purpose of investing in research and development, which matures in 2019, and (3) a loan secured in 2012 amounting to Euro 100 million in order to finance the investment in next generation network, which also matures in 2019;

•             A loan obtained by PT Finance in 2010, the outstanding amount of which was Euro 30 million as at 31 December 2013, maturing between 2014 and 2015.

As at 31 December 2013, domestic bank loans due include primarily the following financings:

•                  2 loans obtained in 2012, totalling Euro 100 million and maturing in 2016;

•                  A loan obtained in 2013, amounting to Euro 70 million and maturing in 2017.

As at 31 December 2013 and 2012, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2013	2012
Maximum rate	8.75%	4.81%
Minimum rate	0.84%	1.17%

38.4. Liability related to equity swaps on treasury shares

This caption relates to an equity swap contract entered into by Portugal Telecom over 20,640,000 treasury shares, which was recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,827 (Note 44.2). In December 2011 and 2012, Portugal Telecom settled the amounts of Euro 84,304,306 and Euro 20,557,440, respectively, following which the outstanding amount due as at 31 December 2012 and 2013 was Euro 73,210,079.

38.5. Commercial paper

Portugal Telecom entered into several commercial paper programs, under which it has issued a total amount of Euro 542 million as at 31 December 2013, maturing between January and May 2014. Under these programmes, the Company had available an underwritten amount of Euro 283 million as at 31 December 2013.

38.6. Leasings

Financial lease obligations recorded as at 31 December 2013 relate mainly to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business.

As at 31 December 2013, the carrying amount of assets acquired under finance leases is as follows:

Euro

	Gross amount	Accumulated depreciation	Carrying amount
Industrial property and other rights	64,351,403	46,039,175	18,312,228
Transportation equipment	37,708,289	15,909,331	21,798,958
Other	3,028,132	1,609,928	1,418,204
	105,087,824	63,558,434	41,529,390

As at 31 December 2013, the detail of future minimum lease payments related to finance lease contracts is as follows:

Euro

	Present value	Finance costs	Total
2014	24,729,526	1,337,594	26,067,120
2015	8,089,872	773,024	8,862,896
2016	3,712,498	606,467	4,318,965
2017	3,366,659	474,332	3,840,991
2018 and following years	8,410,617	377,555	8,788,172
	48,309,172	3,568,972	51,878,144

38.7. Medium and long-term debt

As at 31 December 2013, medium and long-term debt matures as follows:

Euro

2015	59,760,818
2016	1,541,130,250
2017	855,213,540
2018	866,190,989
2019 and following years	2,556,865,836
5,879,161,433

38.8. Covenants

As at 31 December 2013, the Company had several covenants related to its indebtedness as follows:

•             Change in control

The exchangeable bonds, the credit facilities under which the Company had borrowed a total amount of 670 million as at 31 December 2013 and the loans obtained from EIB totalling Euro 527 million as at 31 December 2013 establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

The Euro 750 million Eurobonds issued in 2009, the Euro 600 million Eurobond issued in 2011, the Euro 750 million Eurobond issued in 2012 and the Euro 1,000 million Eurobond issued in 2013 establish penalties in the case of any change of control of Portugal Telecom, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

•             Credit rating

Certain loan agreements with the EIB, totalling Euro 36 million as at 31 December 2013, the repayment of which is scheduled to 2014, stated that Portugal Telecom could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch).

In 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of Portugal Telecom’s credit rating.

On 23 December 2011, Moody’s announced the downgrade of Portugal Telecom’s long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account, which amounted to Euro 28 million as at 31 December 2013, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence.

•             Control/disposal of subsidiaries

Certain credit facilities under which the Company had borrowed a total amount of 640 million as at 31 December 2013 state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies which total assets are equal or exceed 10% of total consolidated assets or which total revenues are also equal or exceed 10% of total consolidated revenues.

•             Disposals of assets

The EIB loans totalling Euro 527 million as at 31 December 2013 include certain restrictions regarding the disposal of assets by Portugal Telecom.

•             Financial ratios

Certain credit facilities under which the Company had borrowed a total amount of 670 million as at 31 December 2013 require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values.

•             Negative Pledge

The Euro Medium Term Notes, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of non compliance with any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2013, the Company had fully complied with the covenants mentioned above.

On 2 October 2013, Portugal Telecom entered into a memorandum of understanding with Oi and certain of Portugal Telecom’s and Oi’s shareholders with respect to the business combination between Portugal Telecom and Oi (Note 1). In connection with the proposed business combination, Portugal Telecom expects to amend certain of its outstanding debt instruments, including Portugal Telecom’s Euro 400 million notes due 2016 issued under its euro medium term note programme and the Euro 750 million exchangeable bonds due 2014 issued by Portugal Telecom International Finance BV. The proposed amendments include, among other things:

•             except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom, as keep well provider, from all of its obligations under the applicable keep well agreement and the release and discharge of PT Comunicações, as keep well provider, from all of its obligations under its keep well agreement;

•             in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal SGPS S.A. as issuer and principal obligor;

•             the addition of an unconditional and irrevocable guarantee from Oi;

•             the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the proposed share capital increase by Oi and/or the proposed business combination between Portugal Telecom and Oi or any transaction executed as part of, or pursuant to, such capital increase and/or business combination; and

•             in the case of the exchangeable bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed share capital increase by Oi up to (but excluding) the date of the completion of the proposed business combination between Portugal Telecom and Oi, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed business combination, a cash amount with reference to the ordinary shares of Telemar Participações (each calculated in accordance with the modified terms and conditions of such exchangeable bonds) in place of receiving ordinary shares of Portugal Telecom.

39.           Accounts payable

As at 31 December 2013 and 2012, this caption consists of:

Euro

	2013	2012
Current accounts payable
Accounts payable-trade	414,127,644	455,629,066
Fixed asset suppliers	122,303,529	146,159,870
Licenses and concessions (i)	6,000,000	5,615,600
Accounts payable to employees	1,586,417	1,750,949
Other	24,252,950	50,752,748
	568,270,540	659,908,233
Non-current accounts payable
Licenses and concessions (i)	14,840,169	19,082,848
Other	4,629,975	3,002,823
	19,470,144	22,085,671

(i)                  This caption reflects accounts payable by Meo, S.A. to the Portuguese telecommunications regulator regarding the 4G license acquired in December 2011 (Note 36).

40.           Accrued expenses

As at 31 December 2013 and 2012 this caption consists of:

Euro

	2013	2012
Interest and other financial expenses	199,176,963	162,981,325
Supplies and external services	174,770,992	169,016,345
Vacation pay and bonuses	100,461,322	106,568,969
Discounts to clients	33,250,083	26,323,426
Other	26,996,759	24,642,579
	534,656,119	489,532,644

41.           Deferred income

As at 31 December 2013 and 2012 this caption consists of:

Euro

	2013	2012
Advance billing:
Traffic	56,241,191	58,195,332
Other advance billing	32,385,833	48,997,067
Contractual penalties imposed to customers (Note 3.p)	74,997,684	53,688,249
Customer retention programs (Note 3.p) (i)	7,906,459	12,077,899
Other	75,253,077	93,611,874
	246,784,244	266,570,421

(i)                  This caption relates to deferred revenues in connection with loyalty programmes of mobile operations, which are recognized as revenue when award credits are redeemed.

42.           Provisions and adjustments

During the years ended 31 December 2013 and 2012, movements in provisions and adjustments were as follows:

Euro

	Balance 31 Dec 2012	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2013
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	280,572,455	47,248,852	(7,742,623)	(837,049)	(70,681,975)	248,559,660
For inventories (Note 27)	28,765,102	4,285,113	(2,667,634)	(221,294)	(317,628)	29,843,659
For financial investments (Notes 33 and 34)	8,668,878	766,359	(193,499)	—	(2,673,741)	6,567,997
	318,006,435	52,300,324	(10,603,756)	(1,058,343)	(73,673,344)	284,971,316
Provisions for risks and costs
Litigation (Note 49)	21,335,514	187,611	(3,638,297)	10,457	184,820	18,080,105
Taxes (Note 49)	69,408,265	28,332,948	(19,842,884)	—	(15,942,455)	61,955,874
Other	9,462,015	3,987,570	(1,022,825)	(283,589)	(1,118,231)	11,024,940
	100,205,794	32,508,129	(24,504,006)	(273,132)	(16,875,866)	91,060,919
	418,212,229	84,808,453	(35,107,762)	(1,331,475)	(90,549,210)	376,032,235

Euro

	Balance 31 Dec 2011	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2012
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	312,214,214	—	41,092,688	(4,464,643)	(517,966)	(67,751,838)	280,572,455
For inventories (Note 27)	38,790,309	—	4,581,921	(11,748,026)	(70,366)	(2,788,736)	28,765,102
For financial investments (Notes 33 and 34)	34,305,422	—	2,656,811	(121,854)	(29,874)	(28,141,627)	8,668,878
	385,309,945	—	48,331,420	(16,334,523)	(618,206)	(98,682,201)	318,006,435
Provisions for risks and costs
Litigation (Note 49)	22,264,566	—	510,712	(1,169,755)	(31,873)	(238,136)	21,335,514
Taxes (Note 49)	61,477,959	—	31,343,137	(18,375,872)	—	(5,036,959)	69,408,265
Other	17,775,360	366,765	1,751,598	(346,014)	(229,263)	(9,856,431)	9,462,015
	101,517,885	366,765	33,605,447	(19,891,641)	(261,136)	(15,131,526)	100,205,794
	486,827,830	366,765	81,936,867	(36,226,164)	(879,342)	(113,813,727)	418,212,229

As at 31 December 2013 and 2012, the caption “Provisions for risks and costs” was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

Euro

	2013	2012
Current provisions
Litigation	18,056,832	21,312,242
Taxes	61,941,364	69,408,265
Other	8,791,648	6,488,757
	88,789,844	97,209,264
Non-current provisions
Litigation	23,273	23,272
Taxes	14,510	—
Other	2,233,292	2,973,258
	2,271,075	2,996,530
	91,060,919	100,205,794

42.1. Increases and reductions

Increases in provisions and adjustments in the years ended 31 December 2013 and 2012 were recognised in the Consolidated Income Statement as follows:

Euro

	2013	2012
Provisions and adjustments	40,182,753	34,584,083
Income taxes (Note 20)	28,236,426	30,564,149
Costs of products sold (Note 10)	4,034,299	4,550,611
Other (i)	12,354,975	12,238,024
	84,808,453	81,936,867

(i)          This caption includes primarily Euro 5 million and Euro 9 million in 2013 and 2012, respectively, related to adjustments to certain receivables recorded under the caption “Other costs (gains), net”, as mentioned in Note 15.

Decreases in provisions and adjustments in the years ended 31 December 2013 and 2012 were recognised in the Consolidated Income Statement as follows:

Euro

	2013	2012
Provisions and adjustments	11,867,996	10,499,197
Income taxes (Note 20)	18,096,178	14,946,003
Costs of products sold (Note 10)	2,556,599	10,526,575
Other	2,586,989	254,389
	35,107,762	36,226,164

In the years ended 31 December 2013 and 2012, the profit and loss caption “Provisions and adjustments” consists of:

Euro

	2013	2012
Increases in provisions and adjustments for doubtful receivables and other	40,182,753	34,584,083
Decreases in provisions and adjustments for doubtful receivables and other	(11,867,996)	(10,499,197)
Direct write-off of accounts receivable	1,503,027	2,346,006
Collections from accounts receivable which were previously written-off	(3,989,519)	(3,163,639)
	25,828,265	23,267,253

42.2. Other movements

In the years ended 31 December 2013 and 2012, other movements of provisions and adjustments include primarily the write-off of trade receivables that were previously fully adjusted for. In the year ended 31 December 2012, other movements of provisions and adjustments also includes the transfer of the adjustments for the financial investment in Sportinveste, amounting to Euro 26 million, which as at 31 December 2012 are included under the caption “Non-current assets held for sale” (Note 32).

43.           Other current and non-current liabilities

As at 31 December 2013 and 2012, these captions consist of:

Euro

	2013	2012
Other current liabilities
Dividends payable to non-controlling shareholders	13,980,981	3,926,327
	13,980,981	3,926,327
Other non-current liabilities
Assets retirement obligation (Note 3.g)	18,366,291	32,705,960
Other (i)	5,040,232	154,054,624
	23,406,523	186,760,584

(i)                  The reduction in this caption is primarily explained by the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognized, which resulted in the recognition of a gain included under the caption “Net other gains” (Note 15).

44.           Shareholders’ Equity

44.1. Share capital

As at 31 December 2013, Portugal Telecom’s fully subscribed and paid-in share capital amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

•                  896,512,000 Ordinary Shares; and

•                  500 Class A Shares.

The Portugal Telecom’s General Meeting of Shareholders held on 26 July 2011 approved an amendment to the Company’s Bylaws that eliminated the special rights granted to the 500 Class A shares (the so-called “golden share”). Consequently, after this approval, these shares do not have any special right.

44.2. Treasury shares

As at 31 December 2013 and 2012, this caption consists of:

Euro

Equity swap contracts (Note 38.4)	178,071,827
Shares held by Oi	159,449,089
337,520,916

The equity swap contracts were entered into by Portugal Telecom over 20,640,000 treasury shares and were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost.

Under the strategic partnership between Portugal Telecom and Oi, under which it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom, Oi acquired 89,651,205 shares of Portugal Telecom up to 31 December 2012, representing 10.0% of the share capital. Portugal Telecom’s share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 159,449,089 as at 31 December 2013 and 2012, reflecting: (1) 64,557,566 shares of Portugal Telecom acquired during the year 2011, equivalent to an amount of Euro 148,311,037 corresponding to Portugal Telecom’s share in those shares ; (2) 25,093,639 shares of Portugal Telecom acquired during the second quarter of 2012, equivalent to an amount of Euro 23,198,433 corresponding to Portugal Telecom’s share in those shares; and (3) a reduction of Euro 12,060,381 in the Company’s interest in the shares acquired by Oi corresponding to the effect of the corporate restructuring of the Oi Group concluded in March 2012, as a result of which the Company’s interest in Oi was reduced.

44.3. Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2013, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

44.4. Reserve for treasury shares

The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2013 and 2012, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

44.5. Revaluation reserve and other reserves and accumulated earnings

During the years ended 31 December 2013 and 2012, movements in these captions were as follows:

Euro

	Balance 31 Dec 2012	Comprehensive income	Dividends (Note 22)	Other movements	Balance 31 Dec 2013
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(538,641,978)	(139,474,542)	—	—	(678,116,520)
Tax effect (Note 20)	134,683,142	21,431,258	—	—	156,114,400
Non-controlling interests	—	—	—	—	—
Cumulative foreign currency translation adjustments (“CTAs”) (i)	(561,421,818)	(598,007,113)	—	—	(1,159,428,931)
Hedge accounting of financial instruments	(1,574,321)	3,047,860	—	—	1,473,540
Other	(79,326,749)	(29,496,748)	—	—	(108,823,497)
	(1,046,281,723)	(742,499,285)	—	—	(1,788,781,008)
Reserves recognized directly in equity
Revaluation of tangible assets (ii)	685,541,216	—	—	44,956,340	730,497,556
Tax effect	(160,817,171)	12,879,404	—	(23,940,319)	(171,878,086)
	524,724,045	12,879,404	—	21,016,021	558,619,470
Total income, expenses and reserves recognized directly in equity	(521,557,678)	(729,619,881)	—	21,016,021	(1,230,161,538)
Retained earnings and other reserves	2,897,218,575	—	(52,080,512)	(7,756,021)	2,837,382,042
Net income attributable to equity holders of the parent	225,803,781	330,980,955	(225,803,781)	—	330,980,955
	2,601,464,678	(398,638,926)	(277,884,293)	13,260,000	1,938,201,459

(i)                  This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2013, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro,  on Portugal Telecom’s investments in Oi and Contax.

(ii)               Revaluation reserves can only be used in future share capital increases, to adjust the carrying amount of revalued assets that at a certain date exceed its fair value, or to absorb accumulated losses.

Euro

	Balance 31 Dec 11	Comprehensive income	Dividends (Note 22)	Oi’s corporate restructuring (Note 1)	Other movements	Balance 31 Dec 12
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(492,708,092)	(45,933,886)	—	—	—	(538,641,978)
Tax effect (Note 20)	123,190,557	11,492,585	—	—	—	134,683,142
Cumulative foreign currency translation adjustments (“CTAs”) (i)	(185,477,426)	(375,944,392)	—	—	—	(561,421,818)
Hedge accounting of financial instruments	(4,679,490)	3,105,169	—	—	—	(1,574,321)
Other	(58,582,932)	(20,743,817)	—	—	—	(79,326,749)
	(618,257,382)	(428,024,341)	—	—	—	(1,046,281,723)
Reserves recognized directly in equity
Revaluation of tangible assets (ii)	727,967,282	—	—	—	(42,426,066)	685,541,216
Tax effect	(171,423,688)	—	—	—	10,606,517	(160,817,171)
	556,543,594	—	—	—	(31,819,549)	524,724,045
Total income, expenses and reserves recognized directly in equity	(61,713,788)	(428,024,341)	—	—	(31,819,549)	(521,557,678)
Retained earnings and other reserves	3,039,006,091	—	—	49,235,831	(191,023,347)	2,897,218,575
Net income attributable to equity holders of the parent	333,894,411	225,803,781	(371,937,439)	—	38,043,028	225,803,781
Antecipated dividends	(184,799,868)	—	—	—	184,799,868	—
	3,126,386,846	(202,220,560)	(371,937,439)	49,235,831	—	2,601,464,678

(i)

This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2012, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro, on Portugal Telecom’s investments in Oi and Contax.

(ii)	Revaluation reserves can only be used in future share capital increases, to adjust the carrying amount of revalued assets that at a certain date exceed its fair value, or to absorb accumulated losses.

45.           Financial instruments

45.1. Financial risks

Portugal Telecom is primarily exposed to (i) market risks related to changes in foreign currency exchange rates and interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to an acceptable level. The purpose of the financial instruments entered into by Portugal Telecom is to reduce the risk of exposure to changes in interest and exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

45.1.1. Foreign currency exchange rate risk

Foreign currency exchange rate risks relate mainly to Portugal Telecom’s investments in Brazil, in Angola and in other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

The risks related to the Company’s investments in foreign currencies relate primarily to its investments in Oi and Contax. As at 31 December 2013 and 2012, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil amounted to R$ 9,013 million (Euro 2,767 million) and R$ 8,625 million (Euro 3,190 million), respectively. Portugal Telecom does not have in place any financial instrument to hedge the exchange risk on investments in foreign companies.

The effects of hypothetical changes of relevant risk variables on income statement and shareholders’ equity of Portugal Telecom are as follows:

•      The impact of the appreciation (devaluation) of the Real against the Euro by 0.1, from 3.26 to 3.16 (3.36), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2013 by approximately Euro 88 million (Euro 82 million), which corresponds to currency translation adjustments on Brazilian investments;

•      The impact of the appreciation (devaluation) of the US Dollar against the Euro by 0.1, from 1.38 to 1.28 (1.48), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2013 by approximately Euro 54 million (Euro 47 million), which corresponds to currency translation adjustments on investments in foreign companies denominated in US Dollars, including primarily Unitel;

•      Most of non-derivative financial assets and liabilities are denominated in the functional currency of each company, either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

45.1.2. Interest rate risk

Interest rate risk basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. As at 31 December 2013 and 2012, Portugal Telecom is exposed to this risk primarily in the Euro zone, as its debts are subject to floating interest rates based on the Euribor rate.

Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

45.1.3. Credit risk

Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 25 and 26). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute adjustments for doubtful accounts receivable is based on these factors. The movement of these adjustments for the years ended 31 December 2013 and 2012 is disclosed in Note 42. As at 31 December 2013, the Group’s consolidated trade receivables not adjusted for totalled Euro 641 million (Note 25), including Euro 409 million due with maturities up to ninety days, Euro 45 million due with maturities between ninety and one hundred and eighty days, Euro 41 million due with maturities between one hundred and eighty days and one year and Euro 146 million due with maturities over one year, with this latter amount including Euro 139 million for which the Group has either deferred the related revenues or has accounts payable to the same entities and regarding the same matter, which offset the related credit risk. As at 31 December 2013, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 42.

Risks related to treasury activities result mainly from the cash deposits on investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with reputable financial institutions and diversifying counterparties.

45.1.4. Liquidity risk

This risk may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match the Group’s financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom concluded that the Group is able to meet its estimated obligations, based on the available information up to date regarding several factors exogenous to its businesses.

In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2013, the amount of available cash, plus the undrawn amount of Portugal Telecom’s underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom’s committed standby facilities amounted to Euro 3,257 million, as compared to Euro 3,016 million as at 31 December 2012. The average maturity of Portugal Telecom’s net debt as at 31 December 2013 and 2012 was 5.5 and 5.6 years, respectively.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 38), cash and cash equivalents (Note 47.h), short-term investments (Note 24) and equity attributable to equity holders of the parent (Note 44), comprising issued capital, treasury shares, reserves and accumulated earnings. The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

As at 31 December 2013, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity was 72.0%, as compared to 65.2% as at 31 December 2012. The equity plus long-term debt to total assets ratio was 64.4% and 66.4% as at 31 December 2013 and 2012, respectively.

The following table presents Portugal Telecom’s maturity of expected contractual obligations and commercial commitments as at 31 December 2013, on a consolidated basis:

Euro million

	Total	Less than one year	One to three years	Three to five years	More than five years
Indebtedness	7,389.9	1,495.1	1,614.0	1,726.9	2,553.9
Interest on indebtedness (i)	1,550.9	323.5	564.1	363.3	300.0
Post retirement benefits payments (ii)	1,034.8	155.2	268.5	216.6	394.5
Licenses and concessions (iii)	20.8	6.0	10.4	4.4	—
Unconditional financial commitments (iv)	76.9	76.9	—	—	—
Operating leases (Note 12)	154.7	43.4	41.2	31.4	38.6
Total contractual obligations	10,228.1	2,100.2	2,498.3	2,342.6	3,287.0

(i)

Portugal Telecom’s expected obligations related to interest on indebtedness are based on the Company’s indebtedness at 31 December 2013 assuming that repayments will be made on scheduled dates and considering assumptions regarding interest rates on Portugal Telecom’s floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on gross debt and as such do not include any interest income on cash and cash equivalents and short-term investments.

(ii)

This caption includes primarily amounts corresponding to the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, Portugal Telecom has assumed a linear contribution over the coming years. The total amount regarding Portuguese operations differs from the net accrued post retirement liability recognized in the Consolidated Statement of Financial Position primarily because the latter amount relates to the discounted unfunded obligations.

(iii)	This caption corresponds to payments due to Anacom as at 31 December 2013 for radio frequency licenses (Note 39).
(iv)

Unconditional purchase obligations relate basically to contractual agreements with suppliers for the acquisition of tangible fixed assets (Euro 47 million) and stocks (Euro 30 million), including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments.

45.2. Derivative financial instruments

Hedging derivative financial instruments

Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2013, there were no outstanding derivative financial instruments and, as at 31 December 2012, the following financial instruments were classified as cash flow hedges:

31 Dec 2012	Euro million

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
Cash flow hedge
Portugal Telecom	Euro Interest Rate Swaps (i)	1.0 - 2.0	71.4	(2.3)	Eliminate the risk of interest rate fluctuations in debt instruments

(i)        Portugal Telecom entered into interest rate swaps to hedge payments of its floating rate debt.

Derivative financial instruments classified as held for trading

As at 31 December 2013, there were no outstanding derivative financial instruments and, as at 31 December 2012, the Company had the following financial instruments which, according to IAS 39, are classified as held for trading derivatives:

31 Dec 2012	Euro million

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
Portugal Telecom	EUR interest rate swaps	0.4	4.5	(0.1)	Previous fair value hedges

Effects of derivative financial instruments in the consolidated financial statements

The above mentioned derivative financial instruments outstanding as at 31 December 2012, the fair value of which totalled Euro 2.4 million, were recorded under the caption “Other liabilities”. During the year ended 31 December 2013, these derivatives were settled, resulting in a loss of Euro 1.3 million recorded under the caption “Net losses on financial assets and other investments” (Note 18). In addition, Portugal Telecom recorded a loss in 2012 in connection with these instruments amounting to Euro 3.8 million (Note 18), and recorded the following items directly in the Consolidated Statement of Comprehensive Income:

•                  Unrealized gains of Euro 2.5 million in 2013 and Euro 0.1 million in 2012 corresponding to the changes in fair value of cross currency and interest rate swaps classified as cash flow hedges; and

•                  Gains of Euro 4.0 million in 2012 corresponding to unrealized losses transferred from other comprehensive income to net income upon its realization.

45.3. Other disclosures on financial instruments

As at 31 December 2013 and 2012, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Euro million

		2013		2012
Caption	Fair value hierarchy (i)	Carrying value	Fair value	Carrying value	Fair value
Financial assets carried at amortised cost:
Cash and cash equivalents (Note 47.h)		1,659.0	1,659.0	1,988.8	1,988.8
Short-term investments (Note 24)		914.1	914.1	626.0	626.0
Accounts receivable - trade (ii)		763.1	763.1	797.2	797.2
Accounts receivable - other (Note 26) (ii)		407.5	407.5	399.5	399.5
Investments in group companies - loans granted (Note 33)		5.4	5.4	4.9	4.9
		3,749.2	3,749.2	3,816.4	3,816.4
Financial liabilities carried at amortised cost:
Debt - exchangeable bonds (Note 38) (iii)	Level 1	743.0	763.4	732.9	766.0
Debt - bonds (Note 38) (iii)	Level 1	4,731.3	4,964.2	4,716.0	4,809.9
Debt - bank loans (Note 38) (iv)	Level 2	1,233.3	1,238.7	1,606.9	1,560.2
Debt - equity swaps on treasury shares (Note 38) (v)	Level 2	73.2	(8.3)	73.2	(4.1)
Debt - other loans (Note 38) (vi)		542.0	542.0	198.1	198.1
Accounts payable (ii)		587.7	587.7	682.0	682.0
Accrued expenses (ii)		534.7	534.7	489.5	489.5
Other current liabilities		14.0	14.0	3.9	3.9
Other non-current liabilities		5.0	5.0	151.7	151.7
		8,464.2	8,641.4	8,654.4	8,657.3
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 38)		48.3	48.3	47.9	47.9
		48.3	48.3	47.9	47.9
Derivative financial instruments (Note 45.2)
Other non-current assets (liabilities)		—	—	(2.4)	(2.4)
		—	—	(2.4)	(2.4)

(i)

IFRS 7 Financial Instruments: Disclosures require that the fair value of financial assets and liabilities must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions, named fair value measurement hierarchy. This hierarchy attaches more importance to available market inputs (observable data) and less weight to inputs based on data without transparency (unobservable data), ranging from Level 1 to Level 3, respectively. In 2013, there were not significant transfers between the levels of the fair value hierarchy.

(ii)

Accounts receivable, accounts payable and accrued expenses have generally short-term maturities and therefore their fair values is considered to be similar to the respective carrying amounts. There is however some non-current receivables and payables that are recorded at present value and for which there is no active market, as a result of which the fair values were deemed similar to the carrying amounts.

(iii)	Fair value of convertible bonds and non-convertible bonds was obtained based on quoted prices in active markets.
(iv)	Fair value of bank loans was determined based on a discounted cash flow methodology using inputs that are observable in the market.
(v)

The fair value of the financial instrument associated with the liability related to equity swap on treasury shares was determined based on the difference between the exercise price of these equity swaps and Portugal Telecom’s stock price as of that date, including the interest effect.

(vi)

Other loans include mainly amounts due under commercial paper programmes, the maturity of which is lower than 3 months. For these reasons, the fair value of these instruments was assumed to be similar to the corresponding carrying values.

46.           Guarantees

As at 31 December 2013 and 2012, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro

	2013	2012
Bank and other guarantees presented by Portuguese companies to courts and tax authorities (i)	329,492,097	323,524,881
Bank guarantees presented by Portugal Telecom to EIB (ii)	491,428,571	515,000,000
Bank and other guarantees presented to other entities by:
Meo, S.A. (iii)	26,023,980	32,397,785
PT Comunicações (iv)	21,153,349	20,432,878
Other companies	21,331,535	11,554,299
Total	889,429,532	902,909,843

(i)

Bank and other guarantees presented by Portuguese Group companies to courts and tax authorities include primarily Euro 317 million related to the tax assessments received by Portugal Telecom regarding the years 2005 to 2009, as explained in Note 49. In accordance with Portuguese tax legislation, the Company has presented these guarantees and submitted a claim or an appeal to the tax authorities in order to be able to hold open discussions with the tax authorities and avoid the payment of a given tax assessment. In Portugal, these two conditions are required and must be complied with before the process can continue, regardless of the amount of the tax assessment or the likelihood of success of the appeal or the claim.

(ii)	These bank guarantees were presented by Portugal Telecom to the European Investment Bank in connection with loans obtained from this bank (Note 38.3).
(iii)

Bank guarantees given on behalf of Meo, S.A. include primarily a bank guarantee presented to Anacom amounting to Euro 24 million related to the total instalments due under the acquisition of the LTE license completed in December 2011.

(iv)

Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

47.           Consolidated Statement of Cash Flows

(a)             Payments relating to indirect taxes and other

This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal.

(b)             Short-term financial applications

These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 316,661,421 in 2013 and  Euro 161,184,651  in 2012.

(c)              Cash receipts resulting from the disposal of financial investments

In 2013, this caption includes basically the proceeds obtained from the disposal of the investment in CTM, amounting to Euro 335.7 million (Note 32).

(d)             Cash receipts (payments) resulting from interest and related income (expenses)

Cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 266,243,026 and Euro 300,768,250 in the years ended 31 December 2013 and 2012, respectively.

(e)              Dividends received

During the years ended 31 December 2013 and 2012, cash dividends received were as follows:

Euro

	2013	2012
Oi (Note 30)	86,439,663	185,120,347
CTM (Note 32.a)	25,228,274	24,503,286
Contax	1,945,021	3,817,381
Unitel	—	49,859,012
Other	2,341,258	1,917,519
	115,956,229	265,217,545

(f)               Loans obtained and repaid

These captions relate basically to commercial paper and other bank loans which are regularly renewed.

During the year ended 31 December 2013, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 40,600,037 and, as explained in Note 38, reflect primarily the repayment of the 2009 Eurobond (Euro 934 million), the decrease in the outstanding amount due under Portugal Telecom’s standby credit facilities (Euro 350 million), the repayment of the Euro 50 million floating rate notes issued in August 2008, and the repayment of several loans obtained from the European Investment Bank. These effects were partially offset by a Euro 1,000 million Eurobond issued on 10 May 2013 and the increase in the amounts due under Portugal Telecom’s commercial paper programmes (Euro 366 million).

During the year ended 31 December 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 1,048,702,097 and, as explained in Note 38, reflect primarily the repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005, the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities (Euro 454 million) and the reduction of Euro 378 million in the amounts due under commercial paper programmes. These effects were partially offset by the Euro 400 million and Euro 750 million bonds issued by Portugal Telecom and PT Finance in July and October 2012, respectively.

(g)             Dividends paid

The detail of dividends paid during the years ended 31 December 2013 and 2012 is as follows:

Euro

	2013	2012
Portugal Telecom (Note 22)	284,658,563	569,317,125
MTC	19,749,084	10,759,068
Cabo Verde Telecom	—	12,532,352
Other	11,740,566	11,515,625
	316,148,213	604,124,170

(h)             Cash and cash equivalents

As at 31 December 2013 and 2012, the composition of this caption is as follows:

Euro

	2013	2012
Cash	10,526,405	33,316,183
Demand deposits	94,713,210	110,336,145
Time deposits	1,455,485,775	1,750,335,469
Other bank deposits	98,225,124	94,809,341
	1,658,950,514	1,988,797,138

48.           Related parties

a) Associated companies and joint ventures

Balances as at 31 December 2013 and 2012 and transactions occurred during the years then ended between Portugal Telecom and associated companies and joint ventures are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012

Joint ventures	4,685,059	799,583	24,796	—	—	—
Other international companies:
Unitel (i)	238,241,859	245,675,718	2,638,599	5,809,113	—	—
Multitel	6,265,431	7,517,277	229,884	323,322	915,058	936,627
CTM	—	154,198	—	15,743	—	—
Other	646,420	—	—	—	—	—
Domestic companies:
Páginas Amarelas	173,050	4,383,690	1,325,856	6,517,948	—	—
PT-ACS	3,372,065	2,417,335	3,103,827	2,386,234	—	—
Fundação PT	341,983	569,949	—	11	—	—
Sportinveste Multimédia	56,864	103,641	226,993	643,387	32,282,861	32,282,861
Siresp	28,024	38,179	5,860	—	1,260,909	1,513,090
Other	410,491	230,808	1,129,313	502,404	2,392,443	2,478,408

	254,221,246	261,890,378	8,685,128	16,198,162	36,851,271	37,210,986

(i)        Accounts receivable from Unitel as at 31 December 2013 and 2012 relate primarily to dividends receivable amounting to Euro 206 million and Euro 215 million, respectively (Note 26).

Euro

	Costs		Revenues		Interest charged
Company	2013	2012	2013	2012	2013	2012

Joint ventures	174,684	723,621	10,226,830	1,986,285	—	—
Other international companies:
Unitel	6,656,346	6,204,614	13,793,167	12,126,525	—	—
Multitel	454,120	289,008	1,745,267	2,308,074	—	—
CTM	74,739	64,517	88,654	292,401	—	—
Other	223	—	—	1,943	—	—
Domestic companies:
Páginas Amarelas (i)	21,179,202	26,880,377	2,754,786	2,210,809	—	1,560
PT-ACS	6,495,377	7,110,178	2,826,715	1,767,278	—	—
Sportinveste Multimédia	908,541	897,931	172,728	167,605	32,820	52,216
Siresp	—	—	15,397,196	14,274,932	58,095	107,634
Other	724,985	735,207	4,354,399	4,188,132	124,809	62,679

	36,668,217	42,905,453	51,359,742	39,323,984	215,724	224,089

(i)        The reduction in costs with Páginas Amarelas relates primarily to the decline in the directories business, as mentioned in Note 7.

The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

•             Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•             Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•             Roaming agreements entered into with Unitel.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits, short-term investments and financings entered into by the Company with those financial institutions, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the year 2013 and balances as at 31 December 2013 between Portugal Telecom and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Euro

Company	Revenues and gains (i)	Costs and losses (i)	Accounts receivable	Accounts payable

BES	68,014,622	28,105,495	1,428,622	—
Visabeira	11,290,365	79,668,692	34,768,339	20,322,411
Controlinveste	2,469,041	47,360,248	463,937	8,545,056
Ongoing	507,475	2,930,813	268,962	389,724
BlackRock	1,051	5,031,948	—	5,000,156
UBS	39	45,000	—	—

	82,282,592	163,142,196	36,929,860	34,257,347

(i)        Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to the Group.

Pension and healthcare funds, which were incorporated to cover the Company’s post retirement benefit plans (Note 14.1), are managed in accordance with an investment guideline approved by the Board of Directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2013, the total exposure of these investments to or managed by BES, Rocha dos Santos Holding and Portugal Telecom was Euro 89 million, Euro 95 million and Euro 58 million, respectively, as compared to Euro 77 million, Euro 104 million and Euro 66 million as at 31 December 2012, respectively.

c) Other

During the years ended 31 December 2013 and 2012, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.52 million and Euro 5.73 million, respectively.

Under the terms of the remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis.

In the year ended 31 December 2013, the annual variable remuneration of 2012 paid to the seven executive board members amounted to Euro 2.2 million, as compared to the annual variable remuneration of 2011 paid to the seven executive board members in the year ended 31 December 2012, amounting to Euro 2.44 million. In addition, in the year ended 31 December 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom paid an amount of Euro 1.94 million to the executive board members regarding the VRMT of 2009, which payment had been deferred in that year. At the end of the 3 years term of office of the Chairman of the Board of Directors, the Evaluation Committee, taking into account his performance evaluation, in the exercise of his duties, proposed to the Compensation Committee the granting of a bonus, of which Euro 0.65 million were paid in 2012 and an equal amount was deferred for a three years period. The payments of variable remuneration that were deferred as at 31 December 2013 amounted to Euro 10.12 million.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, five of Portugal Telecom’s board members (six in 2012) perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the years ended 31 December 2013 and 2012  a total fixed compensation of R$ 1.02 million (Euro 0.4 million) and R$ 2.39 million (Euro 0.95 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group.

During the years ended 31 December 2013 and 2012, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 4.4 million and Euro 5.2 million, respectively. The variable remunerations paid to key employees in the years ended 31 December 2013 and 2012  amounted to Euro 2.2 and Euro 2.5 million, respectively.

As at 31 December 2013, there was no share based payment program or termination benefit in place and Portugal Telecom did not have any outstanding balances with board members or key employees.

As at 31 December 2013, there was one board member and five key employees of Portugal Telecom entitled to post retirement benefits under the plans of PT Comunicações, with the corresponding liabilities amounting to Euro 2 thousand and Euro 12 thousand as at 31 December 2013, respectively.

In the year ended 31 December 2013, fees from Portugal Telecom’s statutory auditor amounted to Euro 0.24 million and correspond to audit fees related to the following companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom and PT Imobiliária.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

49.           Litigation

As at 31 December 2013 and 2012, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of loss is considered probable in accordance with the definitions of IAS 37 Provisions, Contingent Assets and Contingent Liabilities. Based on the opinion of its internal and external legal counsels, the Group recorded provisions (Note 42) for those claims, legal actions and tax contingencies to cover its probable future cash outflows, as follows:

Euro

	2013	2012
Civil claims	11,618,137	13,405,502
Labor claims	2,893,200	3,439,245
Other	3,568,768	4,490,767
Sub-total	18,080,105	21,335,514
Tax	61,955,874	69,408,265
Total	80,035,979	90,743,779

As at 31 December 2013 and 2012, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of future cash outflows was considered possible, based on the information provided by its legal counsels, and that therefore are not provided for. The nature of these contingencies is as follows:

Euro

	2013	2012
Civil claims	71,078,646	88,182,668
Labor claims	982,904	478,806
Other	16,496,924	25,201,237
Sub-total	88,558,474	113,862,711
Tax	4,285,758	31,898,581
Total	92,844,232	145,761,292

The following litigation processes relate to the main claims, legal actions and tax contingencies against Portuguese subsidiaries of the Group, some of which the Company considers, based on the opinion of its internal and external legal counsels and in accordance with the definitions of IAS 37, that related losses are remote, which therefore are not included in the amounts disclosed above but are described below due to its materiality.

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession and that it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession.

Law 5/2004, dated 10 February 2004, established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators which network infra-structures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above, based on the former statute. Meanwhile, Decree-Law 123/2009, dated 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the tax established by Law 5/2004. This interpretation was confirmed by the Supreme Administrative Court of Portugal in several legal actions.

Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions with some municipalities regarding this matter.

b) Regulatory Proceedings

Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the Portuguese competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by Autoridade da Concorrência related to PT Comunicações and Meo, S.A. for alleged anti-competitive practices in the Digital Terrestrial Television and public mobile telephone markets, respectively. Portugal Telecom considers that Group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts.

In April 2007, Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on leased lines. In response to this accusation, PT Comunicações contested the alleged by Autoridade da Concorrência. However, on 1 September 2008, Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. On 29 September 2008, PT Comunicações appealed to the Commerce Court of Lisbon and, on 29 February 2012, the Commerce Court of Lisbon cleared PT Comunicações on the fine imposed by Autoridade da Concorrência. Portugal Telecom, based on the opinion of its internal and external legal counsels, had not recorded any provision for this matter.

On 19 January 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. In October 2011, Portugal Telecom was notified of a Statement of Objections sent by the European Commission to Portugal Telecom and Telefonica on this matter, which only covered the alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, Portugal Telecom contested the alleged by the European Commission. In January 2013, the European Commission adopted a decision condemning the Company, together with Telefónica, S.A., for infringement of article 101 of the TFEU, with reference to the alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of Portugal Telecom’s stake in Brazilian operator Vivo. Under this decision, Portugal Telecom was fined by an amount of Euro 12,290,000. The Company believes that the fine is unjustified and inappropriate to any eventual unworthiness of its conduct and accordingly brought an action for annulment before the Court of Justice of the European Union and did not record any provision for this matter.

c) Other Legal Proceedings

In March 2004, TV TEL Grande Porto - Comunicações, S.A. (“TV TEL”), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, subsidiary of PT-Multimédia and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. On February 2013, the court decided a compensation related to increased costs of financing incurred and a value regarding loss of clients to be liquidated by TV TEL. Both parties have appealed.

In March 2011, Optimus - Comunicações S.A. (“Optimus”) filed a claim against Portugal Telecom in the Judicial Court of Lisbon for the payment of approximately Euro 11 million and, in October 2011, Onitelecom — Infocomunicações, S.A (“Oni”) filed a claim against Portugal Telecom in the same court for the payment of approximately Euro 1.5 million, both related to a proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription reasons, in relation to which Autoridade da Concorrência had imposed a fine to Portugal Telecom of approximately Euro 45 million. Optimus and Oni sustained their position by arguing that they suffered losses and damages as a result of Portugal Telecom’s conduct. In the Optimus action, the Company is waiting for the schedule of the trial, while regarding the Oni legal action, Portugal Telecom was acquitted due to prescription reasons.

d) Tax contingencies

There are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (Euro 233 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 65 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2009 totalling Euro 317 million (Note 46). As at 31 December 2013, Portugal Telecom strongly disagrees with these assessments and based on the opinion of its tax advisors, considers that there are solid arguments to oppose the position of the tax authorities, and therefore, did not consider the losses related to these tax contingencies as either probable or possible.

50.           Subsequent events

There were no events after 31 December 2013 with relevant impact in these consolidated financial statements.

EXHIBITS

I.           Subsidiary companies

II.      Associated companies

I.                Subsidiaries

Subsidiaries located in Portugal

PERCENTAGE OF OWNERSHIP

					Dec13	Dec12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal — Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Comunicações (90%)	90.00%	90.00%
Openideia - Tecnologias de Telecomunicações e Sistemas de Informação, S.A.		Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Portugal Telecom Data Centre, SA		Covilhã	Provision of services and product supply in the area of ??information systems and technologies, including data processing, hosting and related aspects.	PT Portugal (100%)	100.00%	100.00%
PT Pay, SA	(a)	Lisbon	Providing payment services.	PT Comunicações (100%)	100.00%	—
Portugal Telecom Inovação, SA (“PT Inovação”)		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network — Prestação de Serviços de Gestão de Infra-estrutura de comunicações ACE		Lisbon	Providing postal network services.	PT Comunicações (51%)	51.00%	51.00%
Previsão — Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	PT Portugal (82.05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras — Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the - buying process.	—	—	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact - Telemarketing e Serviços de Informação, SA (“PT Contact”)		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	PT Imobiliária (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA (“PT II”)		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA (“PT Móveis”)		Lisbon	Management of investments in the mobile business.	Meo, S.A. (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales - Serviços de Telecomunicações e Sistemas de Informação , SA (“PT Sales”)		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75.00%	75.00%
PT-Sistemas de Informação, SA (“PT SI”)		Oeiras	Provision of IT systems and services.	PT Portugal (99.8%); PT Comunicações (0.1%); Meo, S.A. (0.1%)	100.00%	100.00%
MEO — Serviços de Comunicações e Multimédia, S.A.		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100.00%	100.00%
TPT - Telecomunicações Publicas de Timor, SA (“TPT”)		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76.14%)	76.14%	76.14%
Use.it® - Virott e Associados, Lda.	(b)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52.50%)	52.50%	52.50%
PT BlueClip	(c)	Lisbon	Providing consultant service to Group companies.	PT Comunicações (100%)	100.00%	100.00%

(a)          This company was incorporated in 2013.

(b)         This company is currently not developing any activity.

Subsidiaries located in Brazil

PERCENTAGE OF OWNERSHIP

					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel Brasil, SA		São Paulo	Management of investments	Bratel BV (98.77%), PT Brasil (1.23%)	100.00%	100.00%
Istres Holding S.A	(a)	São Paulo	Management of investments	PT Inovação Brasil (90%), PT Brasil (10%)	100.00%	100.00%
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments	PT SGPS (100%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda		São Paulo	Development of information technologies and telecommunications services	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)	(a)	São Paulo	Management of investments	PT Brasil (100%)	100.00%	100.00%

(a)          These companies are currently not developing any activity.

Subsidiaries located in Africa

PERCENTAGE OF OWNERSHIP

					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel, S.A.	(a)	Praia	Mobile telecommunications services in Cabo Verde	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia, S.A.	(a)	Praia	Multimedia telecommunications services in Cabo Verde	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom, SARL	(a)	Praia	Provides telecommunications services	PT Ventures (40%)	30.00%	30.00%
Cellco - Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde — Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services	PT Contact (100%)	100.00%	100.00%
CST — Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde — Serviços de Comunicação, Lda		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%), Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda — Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories	Directel (100%)	75.00%	75.00%
Elta - Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories	Directel (55%)	41.25%	41.25%
Openideia Marrocos, S.A.		Casablanca	Provision of IT systems and services	PT Inovação (100%)	100.00%	100.00%
Openideia Angola, S.A.		Luanda	Provision of telecommunications services and IT systems and services	PT Inovação (100%)	100.00%	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications	Directel (60%)	45.00%	45.00%
LTM - Listas Telefónicas de Moçambique, Lda		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(c)	Namíbia	Mobile cellular services operator	Africatel BV (34%)	26.50%	26.50%
TMM - Telecomunicações Móveis de Moçambique, S.A.	(b)	Maputo	Mobile cellular services operator	PT Participações (98%)	98.00%	98.00%
STP Cabo, SARL		São Tomé e Principe	Submarine cable manager	CST (74.5%)	28.50%	28.50%

(a)          Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)         These companies are currently not developing any activity.

(c)          Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

Other subsidiaries

PERCENTAGE OF OWNERSHIP

					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments	PT Móveis (100%)	100.00%	100.00%
Bratel BV		Amsterdam	Management of investments	PT Móveis (100%)	100.00%	100.00%
Africatel GmbH	(b)	Amsterdam	Management of investments	PT Participações (100%)	100.00%	0.00%
Africatel Holdings, BV		Amsterdam	Management of investments	Africatel GmbH (75%)	75.00%	75.00%
CVTEL, BV		Amsterdam	Management of investments	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia, Ltd.	(a)	Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support	Directel (100%)	—	75.00%
Portugal Telecom Europa, S.P.R.L. (“PT Europa”)	(a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54.01%), PT Participações (3.05%)	44.17%	41.12%

(a)      These companies are currently not developing any activity.

(b)  This company was incorporated in 2013 and owns 75% of Africatel Holdings BV.

II.           Associated companies

Associated companies located in Portugal

PERCENTAGE OF OWNERSHIP

					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Janela Digital - Informativo e Telecomunicações, Lda		Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21.27%)	21.27%	21.27%
Caixanet — Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Comunicações (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo - SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere — Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC — Instituto de Engenharia de Sistemas e Computadores, SA (“INESC”)		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%); PT Comunicações (9.53%)	35.89%	35.89%
INESC Inovação - Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert — Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Comunicações (20%)	20.00%	20.00%
Páginas Amarelas		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (19.88%); PT Comunicações (0.13%)	20.00%	20.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
Yunit Serviços, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (33.33%)	33.33%	33.33%
Siresp — Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30.55%)	30.55%	30.55%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	PT Comunicações (50%)	50.00%	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	Yunit Serviços (50%)	16.50%	16.50%
Vantec — Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	PT II (25%)	25.00%	25.00%

Other associated companies:

PERCENTAGE OF OWNERSHIP

					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Multitel - Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Unitel, SARL.		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%
CTM — Companhia de Telecomunicações de Macau, SAR.L.	(a)	Macau	Provision of public telecommunications services, in Macau.	—	—	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

(a)      On 13 January 2013, as mentioned in Notes 1 and 32, Portugal Telecom entered into a definitive agreement for the sale of the investment in this company for a total amount of USD 411.6 million. The conclusion of this transaction is still conditional upon the ratification of a set of precedent conditions.

Report and opinion of the Audit Committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE CONSOLIDATED ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2013

1 — Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, SA (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the year ended December 31, 2013.

2 — Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2013, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the consolidated financial information preparation and disclosure processes of the Portugal Telecom Group. In this respect, we note the adoption of IFRS 11 Joint Arrangements in 2013, whereby investments in joint ventures (namely in Oi, in Contax and in their controlling shareholders) are now recorded retrospectively by the equity method, instead of proportionally consolidated, as previously permitted by IAS 31.

Given its importance, the Audit Committee has been overseeing the development of the process of combination of the businesses of PT and Oi, as discussed in the Memorandum of Understanding announced to the market on 02/10/2013, involving the proposed merger of PT, Oi and the Oi Holding Companies into a single Brazilian incorporated listed entity.

In the course of 2013, the Audit Committee issued 2 Preapproval Opinions on Proposals of Related Party Transactions, as defined in Internal Ruling n.º 111CA, dated February 23, 2011.

During the fiscal year 2013, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Consolidated Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory

COMISSÃO DE AUDITORlA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal	www.telecom.pt
Tel (+351) 21 500 1200 Fax (+351) 21 500 2107

Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned consolidated financial statements approved by the Board of Directors, which were issued without any qualifications.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the Internal Audit Function of the PT Group, which is certified by IIA.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2013, by reference to the year of 2012, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31/12/2013.

As provided for in paragraph 5 of Article 420.º of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.º-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2013, to be disclosed in the Company’s website after the issue of its Opinion on the approval of the inclusion of the Company’s consolidated annual accounts in the 2013 Form 20-F, to be filed with the U.S. SEC, with which the Audit Committee will complete its duties for fiscal 2013.

3 — Statement of Responsibility

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Audit Committee of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Audit Committee, while in office:

•                  The information in the management report, the annual financial statements, the statutory audit opinion and the other financial documentation required by law or regulation concerning the financial year ended 31 December 2013 were prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter;

•                  The management report for such financial year includes a fair review of the development of the businesses, of the performance and of position of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter, including namely an accurate description of the main risks and uncertainties that those entities face.

4 - Opinion on the consolidated report and accounts for the fiscal year of 2013

As a result of the above, it is the opinion of the Audit Committee that the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the fiscal year ended December 31, 2013, which include the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions, and should be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, February 19, 2014

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ João Manuel de Mello Franco
(João Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto	/s/ Mãrio João de Matos Gomes
(José Guilherme Xavier de Basto)	(Mãrio João de Matos Gomes)

Statutory auditor’s report

P. MATOS SILVA,
GARCIA JR., P. CAIADO
& ASSOCIADOS
SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS’ OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Free translation from the original in Portuguese)

INTRODUCTION

1. We have examined the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2013, comprising the consolidated statement of financial position as of December 31, 2013 (which reflect total assets of 12.020.395.182 Euros and a shareholders’ equity of 1.866.815.115 Euros, including a net income attributable to equity holders of the parent and recognised in the consolidated income statement of 330.980.955 Euros and a total of non-controlling interests of 225.495.738 Euros), and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union.

RESPONSIBILITIES

2. The Company’s Board of Directors is responsible for the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced the operations, the financial position or the results of operations of the companies included in the consolidation perimeter.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luísa Maria Rebordão

Rua de Olivença, 21Edificio Topázio-Sala 407 - 3000-306 Coimbra		Telf.: 239 836 532	Fax: 239 836 937	E-mail: geral@sroc44.pt
R. Luciano Cordeiro, 113, 6° Esq.	1150-214 Lisboa	Telf.: 213 522 176	Fax: 213 521 924	E-mail: ms.sroc.lx@netcado.pt

Capital social: 8 000 €uros - Contribuinte n° 501 801 804 – Inscrição na O.R.O.C. com o n° 44

Inscrição no Registo de Auditores da Comissão do Mercado de Valores Mobiliários n° 1054

SCOPE

4. Our audit was performed in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the consolidated financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors,  used  in  the preparation of the consolidated financial statements, the checking of the consolidation procedures, and that the financial statements of the companies included in the consolidation have been properly examined, assessment of the adequacy and consistency of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the consolidated financial statements, and evaluation of the overall adequacy of the presentation of the consolidated financial statements.

5. Our examination also included the checking that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451º of the Portuguese Companies Code.

6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7. In our opinion, the consolidated financial statements mentioned above, give a true and fair view, in all material respects, of the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2013, and of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union, applied on a consistent basis with the previous year.

EMPHASIS OF A MATTER

8. As mentioned in Note 4, the Company adopted IFRS 11 Joint Arrangements related to the method of accounting for jointly controlled entities, which is only mandatory as from 1 January 2014  under IAS/IFRS as endorsed by the European Union,  and  also  the amendments to IAS 19 Employee Benefits related to the method of accounting for actuarial gains and losses. These changes have been applied retrospectively to the consolidated financial statements as of and for the year ended 31 December 2012, and included the disclosure of the 1 January 2012 consolidated statement of financial position.

REPORT ON OTHER LEGAL MATTERS

9. It is also our opinion that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245º-A of the Portuguese Securities Market Code.

Lisbon, February 19, 2014

P. Matos Silva, Garcia Jr., P. Caiado & Associados

Sociedade de Revisores Oficiais de Contas, Lda.

represented by

/s/ Pedro Matos Silva
Pedro Matos Silva (ROC 491)

Independent auditor’s report

Deloitte & Associados, SROC S.A.
Inscriçào na OROC no 43
Registo na CMVM no 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6[o]
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS’ REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.              Pursuant to the article 245° of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) for the year ended 31 December 2013, which comprise the consolidated statement of financial position as of 31 December 2013 that presents a total of 12,020,395,182 Euros and shareholders’ equity of 1,866,815,115 Euros, including a net profit attributable to the shareholders of the Company of 330,980,955 Euros, the consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.              The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the group of companies included in the consolidation, the consolidated results and the comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards (“IAS/IFRS”) as endorsed by the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the group of companies included in the consolidation, its financial position or its results and comprehensive income.

3.              Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500,000,00 Euros | Matricula C.R.C. de Lisboa e NIPC: 501 776 311 Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1 - 6o, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13o, 4150-146 Porto

Scope

4.              Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements as well as the provisions set out in paragraphs 4 and 5 of Article 451° of the Commercial Companies Code (“Código das Sociedades Comerciais”). We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.              In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2013 and the consolidated results and comprehensive income of its operations, the changes on its consolidated shareholders’ equity and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as endorsed by the European Union and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Emphasis of a Matter

6.              As discussed in Note 4, the Company adopted IFRS 11 Joint Arrangements related to the method of accounting for jointly controlled entities, which is only mandatory as from 1 January 2014 under IAS/IFRS as endorsed by the European Union, and also the amendments to IAS 19 Employee Benefits related to the method of accounting for actuarial gains and losses. These changes have been applied retrospectively to the consolidated financial statements as of and for the year ended 31 December 2012, and included the disclosure of the 1 January 2012 consolidated statement of financial position.

Report on other legal requirements

7.              It is also our opinion that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements for the year and the report on the corporate governance practices includes the information required to the Company, under Article 245° - A of the Portuguese Securities Market Code.

Lisbon, 19 February 2014

/s/ Deloitte & Associados, SROC S.A.
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

Portugal Telecom

Corporate Governance Report

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions of the Corporate Governance Code as published by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários — “CMVM”) in July 2013, as well as with the best international corporate governance practices. This report has been drawn up in accordance with articles 7 and 245A of the Portuguese Securities Code and the form attached to CMVM Regulation no. 4/2013.

Report and consolidated accounts 2013

CONTENTS

INTRODUCTION	241
PT STRUCTURE	241
PART I — INFORMATION ON SHAREHOLDER STRUCTURE, ORGANIZATION AND CORPORATE GOVERNANCE	243
A. SHAREHOLDER STRUCTURE	243
I. CAPITAL STRUCTURE	243
1. CAPITAL STRUCTURE	243
2. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP	243
3. NUMBER OF OWN SHARES, CORRESPONDING CAPITAL PERCENTAGE AND CORRESPONDING VOTING RIGHTS PERCENTAGE	243
4. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES	243
5. RENOVATION / REVOGATION OF DEFENSIVE MEASURES, IN PARTICULAR THOSE PROVIDING FOR THE RESTRICTION OF THE NUMBER OF VOTES THAT MAY BE HELD OR EXERCISED BY A SINGLE SHAREHOLDER	244
6. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRANSFER OF SECURITIES OR VOTING RIGHTS	244
II. PARTICIPATIONS AND BONDS	245
7. OWNERS OF QUALIFIED HOLDINGS, PERCENTAGE OF CAPITAL AND VOTES ATTRIBUTABLE, SOURCE AND CAUSES FOR ATTRIBUTION	245
8. NUMBER OF SHARES AND BONDS HELD BY THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES	245
9. SPECIAL POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS	246
10. SIGNIFICANT COMMERCIAL RELATIONSHIPS BETWEEN OWNERS OF QUALIFIED HOLDINGS AND THE COMPANY	246
B. CORPORATE BODIES AND COMMITTEES	247
I. GENERAL MEETING OF SHAREHOLDERS	247
11. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS, COMMENCEMENT AND EXPIRATION OF TERM OF OFFICE	248
12. POSSIBLE LIMITATIONS ON VOTING RIGHTS	248
13. MAXIMUM PERCENTAGE OF VOTING RIGHTS THAT MAY BE EXERCISED BY A SINGLE SHAREHOLDER OR BY SHAREHOLDERS CONNECTED TO THE FORMER THROUGH ANY OF THE RELATIONSHIPS SET FORTH IN ARTICLE 20,1 OF THE PORTUGUESE SECURITIES CODE	250
14. SHAREHOLDER RESOLUTIONS WHICH, ACCORDING TO THE BYLAWS, CAN ONLY BE ADOPTED WITH QUALIFIED MAJORITY, APART FROM THOSE LEGALLY PROVIDED FOR	250
II. MANAGEMENT AND SUPERVISION	250
15. IDENTIFICATION OF THE CORPORATE GOVERNANCE MODEL	250
16. BYLAW RULES ON THE PROCEDURAL AND MATERIAL REQUIREMENTS FOR THE APPOINTMENT AND REPLACEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS	250
17. COMPOSITION OF THE BOARD OF DIRECTORS	250
18. EXECUTIVE AND NON-EXECUTIVE BOARD MEMBERS AND INDEPENDENCE CRITERIA	255
19. PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE BOARD OF DIRECTORS	256
20. FAMILY, PROFESSIONAL OR COMMERCIAL RELATIONSHIPS, FREQUENT AND SIGNIFICANT, OF THE MEMBERS OF THE BOARD OF DIRECTORS WITH OWNERS OF QUALIFIED HOLDINGS ABOVE 2% OF THE VOTING RIGHTS	256
21. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY	257
MANAGEMENT BODY	257
Board of Directors	257
Executive Committee	257
Powers of the Chairman of the Board of Directors and of the Chief Executive Officer	258
Division of functions within the Executive Committee	259
Disclosure obligations of the Executive Committee	260
SUPERVISORY BODIES	261
Audit Committee	262
Chartered Accountant	262
COMMITTEES AND SUPPORTING STRUCTURES	263
Evaluation Committee	264
Corporate Governance Committee	265
Structures Supporting the Executive Committee	266
22. OPERATING RULES OF THE BOARD OF DIRECTORS	269

23. NUMBER OF MEETINGS OF THE BOARD OF DIRECTORS AND DEGREE OF ATTENDANCE OF EACH MEMBER	269
24. INDICATION OF THE CORPORATE BODIES EMPOWERED TO CARRY OUT THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS	269
25. PRE-DETERMINED CRITERIA FOR THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS	270
26. AVAILABILITY OF EACH MEMBER OF THE BOARD OF DIRECTORS AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE BOARD OF DIRECTORS	270
27. COMMITTEES CREATED WITHIN THE BOARD OF DIRECTORS AND LOCAL FOR THE CONSULTATION OF THEIR OPERATING RULES	270
Evaluation Committee	270
Corporate Governance Committee	271
Operation of the Evaluation Committee and Corporate Governance Committee	272
28. COMPOSITION OF THE EXECUTIVE COMMITTEE	273
29. DUTIES OF EACH COMMITTEE CREATED WITHIN THE BOARD OF DIRECTORS AND SUMMARY OF THE ACTIVITIES DEVELOPED IN THE EXERCISE OF SUCH DUTIES	273
III. SUPERVISION	273
30. IDENTIFICATION OF THE SUPERVISORY BODY	273
31. COMPOSITION OF THE AUDIT COMMITTEE	273
32. IDENTIFICATION OF THE MEMBERS OF THE AUDIT COMMITTEE CONSIDERED INDEPENDENT UNDER ARTICLE 414,5 OF THE PORTUGUESE COMPANIES CODE	274
33. PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE AUDIT COMMITTEE	276
34. OPERATING RULES OF THE AUDIT COMMITTEE	276
35. NUMBER OF MEETINGS OF THE AUDIT COMMITTEE AND DEGREE OF ATTENDANCE OF EACH MEMBER	277
36. AVAILABILITY OF EACH MEMBER OF THE AUDIT COMMITTEE AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE AUDIT COMMITTEE	277
37. PROCEDURES AND CRITERIA APPLICABLE TO THE INTERVENTION OF THE SUPERVISORY BODY WHEN HIRING ADDITIONAL SERVICES FROM THE EXTERNAL AUDITOR	277
38. OTHER DUTIES OF THE SUPERVISORY BODIES	277
IV. CHARTERED ACCOUNTANT (REVISOR OFICIAL DE CONTAS / ROC)	278
39. IDENTIFICATION OF THE CHARTERED ACCOUNTANT AND OF ITS REPRESENTING PARTNER	278
40. NUMBER OF YEARS DURING WHICH THE CHARTERED ACCOUNTANT PERFORMS DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP	278
41. OTHER SERVICES RENDERED TO THE COMPANY BY THE CHARTERED ACCOUNTANT	278
V. EXTERNAL AUDITOR	278
42. IDENTIFICATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER, AS WELL AS THEIR RESPECTIVE REGISTRY NUMBER BEFORE THE CMVM	278
43. NUMBER OF YEARS DURING WHICH THE EXTERNAL AUDITOR AND ITS REPRESENTING PARTNER PERFORM DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP	279
44. POLICY AND PERIOD FOR THE ROTATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER	279
45. CORPORATE BODY RESPONSIBLE FOR THE EVALUATION OF THE EXTERNAL AUDITOR AND FREQUENCY FOR SUCH EVALUATION	279
46. SERVICES, OTHER THAN AUDITING SERVICES, PROVIDED BY THE EXTERNAL AUDITOR TO THE COMPANY AND/OR ENTITIES IN A CONTROL RELATIONSHIP, AS WELL AS INDICATION OF INETRNAL PROCEDURES FOR THE PURPOSES OF APPROVING THE HIRING OF THOSE SERVICES AND REASONS FOR SUCH HIRING	280
47. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATIONS IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE	280
C. INTERNAL ORGANIZATION	282
I. BYLAWS	282
48. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY	282
Constitutive quorum for the General Meeting of Shareholders	282
Resolution quorum for the General Meeting of Shareholders	282
II. WHISTLEBLOWING	282
49. WHISTLEBLOWING	282
III. INTERNAL CONTROL AND RISK MANAGEMENT	283
INTERNAL CONTROL SYSTEM	284
INTERNAL CONTROL SYSTEM EVALUATION	286
MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS	287
RISK MANAGEMENT	294

RISK MANAGEMENT PROCEDURE	294
Risk Dictionary	294
Risk Management Methodology	295
Centralised Risk Record	297
IV. INVESTOR SUPPORT	297
56. INVESTOR SUPPORT OFFICE, COMPOSITION, DUTIES, INFORMATION PROVIDED BY THE SAME AND CONTACT DETAILS	297
57. REPRESENTATIVE FOR RELATIONS WITH THE MARKET	298
58. INFORMATION ON RESPONSE PROPORTION AND PERIOD TO INFORMATION REQUESTS MADE DURING THE YEAR OR PENDING FROM PREVIOUS YEARS	298
V. INTERNET WEBSITE	299
D. REMUNERATION	300
I. COMPETENCE FOR DETERMINATION	300
66. COMPETENCE FOR THE DETERMINATION OF THE REMUNERATION OF CORPORATE BODIES, MEMBERS OF THE EXECUTIVE COMMITTEE AND COMPANY’S OFFICERS	300
II. COMPENSATION COMMITTEE	300
67. COMPOSITION OF THE COMPENSATION COMMITTEE, INCLUDING THE IDENTIFICATION OF THE PERSONS OR CORPORATIONS HIRED TO SUPPORT IT AND INDEPENDENCE STATEMENT REGARDING EACH OF ITS MEMBERS AND CONSULTANTS	300
68. KNOWLEDGE AND EXPERIENCE OF THE MEMBERS OF THE COMPENSATION COMMITTEE IN THE MATTER OF REMUNERATION POLICY	301
III. REMUNERATION STRUCTURE	302
69. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009	302
70. INFORMATION ON THE HOW THE REMUNERATION IS STRUCTURED IN ORDER TO PERMIT THE ALIGNMENT OF THE DIRECTORS’ INTERESTS WITH LONG TERM INTERESTS OF THE COMPANY, AS WELL AS HOW THE REMUNERATION IS BASED ON PERFORMANCE AND DISINCENTIVES EXCESSIVE RISK TAKING	303
71. REFERENCE, IF APPLICABLE, TO THE EXISTENCE OF A VARIABLE COMPONENT OF THE REMUNERATION AND INFORMATION ON THE WAY AS SUCH COMPONENT DEPENDS ON PERFORMANCE EVALUATION	304
72. DEFERMENT OF PAYMENT OF THE VARIABLE COMPONENT OF THE REMUNERATION, MENTIONING THE DEFERMENT PERIOD	304
73. CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN SHARES IS BASED; EXECUTIVE DIRECTORS KEEPING ANY SHARES GRANTED THEM IN THE COMPANY; ANY AGREEMENT EXECUTED AS TO SUCH SHARES, NOTABLY HEDGING OR RISK TRANSFER AGREEMENTS, THE LIMIT THEREOF, AND THEIR RELATIONSHIP TO THE AMOUNT OF THE OVERALL ANNUAL REMUNERATION	305
74. CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN OPTIONS IS BASED, AND INDICATION OF DEFERMENT PERIOD AND EXERCISE PRICE	305
75. MAIN PARAMETERS OF AND GROUNDS FOR ANY ANNUAL BONUS SYSTEM AND ANY OTHER NON-PECUNIARY BENEFITS	305
76. MAIN CHARACTERISTICS OF COMPLEMENTARY PENSION OR EARLY RETIREMENT SYSTEMS FOR DIRECTORS, SPECIFYING WHETHER THE SAME WERE SUBJECT TO APPRAISAL, IN INDIVIDUAL TERMS, BY THE GENERAL MEETING OF SHAREHOLDERS	305
IV. REMUNERATION DISCLOSURE	305
77. REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT BODY	305
78. AMOUNTS PAID, FOR ANY REASON WHATSOEVER, BY OTHER COMPANIES IN A CONTROL OR GROUP RELATIONSHIP OR SUBJECT TO COMMON CONTROL	307
79. REMUNERATION PAID IN THE FORM OF PROFIT SHARING AND/OR BONUS PAYMENT, AND THE REASONS WHY SUCH BONUSES AND/OR PROFIT SHARING WERE GRANTED	307
80. COMPENSATIONS PAID OR DUE TO FORMER EXECUTIVE DIRECTORS IN RESPECT OF TERMINATION OF OFFICE DURING THE FINANCIAL YEAR	307
81. REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S SUPERVISORY BODY	307
82. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	307
V. AGREEMENTS WITH REMUNERATION IMPLICATIONS	308
83. CONTRACTUAL LIMITATION AS ESTABLISHED FOR ANY COMPENSATION TO BE PAID UPON REMOVAL WITHOUT JUST CAUSE OF A DIRECTOR, AND ITS RELATIONSHIP WITH THE VARIABLE COMPONENT OF THE REMUNERATION	308
84. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL	308
VI. SHARE ALLOTMENT OR STOCK OPTION PLANS	308

88. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES	308
E. RELATED PARTY TRANSACTIONS	309
I. CONTROL MECHANISMS AND PROCEDURES	309
89. MECHANISMS IMPLEMENTED BY THE COMPANY TO CONTROL RELATED PARTY TRANSACTIONS	309
90. TRANSACTIONS SUBJECT TO CONTROL	309
91. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	309
II. TRANSACTION DETAILS	310
92. LOCATION, IN THE ANNUAL FINANCIAL STATEMENTS, WHERE INFORMATION ON RELATED PARTY TRANSACTIONS, IN ACCORDANCE WITH IAS 24, IS AVAILABLE	310
PART II — CORPORATE GOVERNANCE EVALUATION	311
1. IDENTIFICATION OF THE CORPORATE GOVERNANCE CODE ADOPTED	311
2. STATEMENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE ADOPTED	311
APPENDIX I	324
Functions performed by members of the management body in other companies	324
Professional qualifications and professional activities performed during the last 5 years	332
APPENDIX II	340
United States rules applicable to PT, as a Foreign Private Issuer	340
APPENDIX III	343
Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2013 financial year	343
APPENDIX IV	349
Code of Ethics	349
Code of Ethics for Senior Financial Officers	349
Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions	350
a) Group Officer Transactions	350
b) Related Party Transactions	350
Sustainable Development and Social Responsibility Policy	351

INTRODUCTION

PT STRUCTURE

Portugal Telecom, SGPS SA (“Portugal Telecom”, “PT” or “Company”) is an international operator focused in three main geographies: Portugal, Brazil and Africa. It has a diversified business portfolio, where quality and innovation are the determining factors. PT is committed to improving the operational performance of its assets and to the sharing of best practices across the various businesses.

In the Portuguese market, PT is a customer-oriented company focused on innovation and execution, managing its business along customer segments with a cross functional collaboration to deliver the best customer experience. PT’s strategic priorities consist on a sustained value creation in all customer segments through the optimisation of investment, leveraging its unique assets.

The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has built a relevant portfolio of international operations. The highlight at international level is PT’s operation in the Brazilian market, to which the Company has dedicated a significant portion of its investments.

In 2013, PT and Oi, SA announced the combination of their businesses. The merger transaction, which will result in the incorporation of PT into the combined entity, is a natural consequence of the industrial alliance between Portugal Telecom and Oi, SA, established in 2010 and will result in the creation of a leading telecommunications operator, with operations covering a population of c. 260 million people and c. 100 million subscribers. The transaction will consolidate the position of both companies as the leading operator for Portuguese-speaking countries with leadership positions in all markets where it operates. The combined company will aim to achieve significant economies of scale, maximise operational synergies and add value for its shareholders, customers and employees. Upon completion of the transaction, the shares of the combined entity will be listed on the Novo Mercado segment of BM&FBOVESPA, as well as on the Euronext and the NYSE, and will benefit from higher liquidity and a diversified shareholder base. The listing requirements of these stock exchanges will also underpin the highest standard of corporate governance.

PT is formally structured in the following business segments: telecommunications in Portugal (PT Comunicações and MEO — this latter formerly called TMN), telecommunications in Brazil (Oi) and others, including international business in Africa, contact centre business in Portugal and Brazil, IT and innovation business and instrumental companies. Such units are coordinated by the holding company, led by its Executive Committee with the support of the corporate centre. Subsidiaries report functionally, not hierarchically, thus ensuring an effective articulation.

Portugal Telecom

Telecommunications in Portugal

Customer segment

Personal	100%	PT Comunicações
Residential	100%	MEO (formerly called TMN)
Enterprise
Other

Telecommunications in Brazil

	25.6%	Oi

Other telecommunications businesses

	25%	Unitel (1)
	40%	CVT (1)
	34%	MTC (1)
	51%	CST (1)
	44.17%	Timor Telecom

Other businesses

	100%	PT Sistemas de Informação
	100%	PT Inovação
	100%	PT PRO
	100%	PT Contact
	44.4%	Contax

(1)   Shares held by Africatel, which is 75% controlled by PT.

PART I — INFORMATION ON SHAREHOLDER STRUCTURE, ORGANIZATION AND CORPORATE GOVERNANCE

A. SHAREHOLDER STRUCTURE

I. CAPITAL STRUCTURE

1. CAPITAL STRUCTURE

The share capital in PT is, as from 10 December 2008, 26,895,375 Euros, and it is fully paid up and represented by 896,512,500 shares in the par value of three Euro cents each.

Five hundred of such shares are class A shares, which is equivalent to 0.0000558% of the total share capital. According to the Bylaws, a majority of class A shares must be held by the Portuguese State or other entities belonging to the State sector. Such shares are currently held by the Portuguese State.

Following a resolution approved at the General Meeting of shareholders dated 26 July 2011, class A shares no longer grant any special rights to the Portuguese State as shareholder in PT. In this way, no shares representing the share capital in PT grant any special rights to their holders at this time.

All PT ordinary shares are admitted to trading on the Euronext Lisbon regulated market. Class A shares are not admitted to trading on any regulated or non-regulated market.

2. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP

The Company does not adopt any specific limitations as to share transferability. However, the Bylaws provide that shareholders carrying out, directly or indirectly, a business competing with the business of companies in a control relationship with PT may not be the owners, without the prior authorisation of the General Meeting of shareholders, of ordinary shares representing more than 10% of the share capital in the Company.

3. NUMBER OF OWN SHARES, CORRESPONDING CAPITAL PERCENTAGE AND CORRESPONDING VOTING RIGHTS PERCENTAGE

Not applicable.

4. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES

In the normal course of business, PT has entered into agreements that might be amended or terminated in the event of a change of control in the Company. Due to their relevance, the following should be highlighted: Private Instrument for a Call Option on Shares Issued by Telemar Participações SA, Pasa Participações SA, EDSP75 Participações SA and other Oi Companies, entered into on 25 January 2011.

Under such agreement, the companies in the Oi Group shall be entitled to acquire from the PT Group, which will be under the obligation of selling, its shares as directly and indirectly held in the Oi Group, in the event of a change of PT control structure as defined under the agreement. Such call option shall remain in force for as long as PT is the holder of a direct or indirect share in Telemar Participações SA.

Moreover, the Addendum to the Shareholders’ Agreement in respect of Telemar Participações SA, also entered into on 25 January 2011 between PT and shareholders in Telemar Participações SA, provides that the controlling shareholder, whether directly or indirectly, of any one of the parties (PT included) can only cease exercising control over such party upon prior submission by the latter of a proposal for disposal of the shares held by such party in Telemar Participações SA to the other parties to the agreement.

Additionally, we should mention the shareholders’ agreement entered into between PT and Samba Luxco S.a.r.l. (“Helios”), dated 13 August 2007, regarding the company Africa PT, B.V. (currently “Africatel, B.V.”), incorporated within the context of the strategic partnership established between the above companies for the purpose of jointly creating and developing a telecommunications service provider operating in the entire Sub-Saharan Africa. Under such shareholders’ agreement, in the event of a change of control in Portugal Telecom, Helios shall have a put option to sell to PT its entire shareholding in Africatel, B.V.

Finally, during the 2011 financial year PT entered into new financing agreements, in the overall amount of 1,200,000 Euros, which contain change of control clauses. PT has also issued, through PT International Finance BV, during the 2012 financial year, one Eurobond in the amount of 750,000,000 Euros, the terms and conditions of which include change of control clauses that shall only be enforced, however, where accompanied by a downgrade in PT’s rating as a result of the transaction in question.

PT describes the financial covenants that may affect the Company as regards change of control clauses under Note 38 to the consolidated financial statements included in the Report and Consolidated Accounts for 2013.

There are no significant agreements entering into force in the event of change in control in PT. Also, there are no measures requiring payment or assumption of fees by the Company in the event of change of control or change in the composition of the Board of Directors and which appear likely to impair the free transfer of shares and free assessment by shareholders of the performance of Board members. PT therefore complies with CMVM Recommendation no. I.5.

5. RENOVATION / REVOGATION OF DEFENSIVE MEASURES, IN PARTICULAR THOSE PROVIDING FOR THE RESTRICTION OF THE NUMBER OF VOTES THAT MAY BE HELD OR EXERCISED BY A SINGLE SHAREHOLDER

PT’s Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13,10). The Bylaws do not provide any regime for the renovation or revogation of this rule.

6. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRANSFER OF SECURITIES OR VOTING RIGHTS

The Company has no knowledge of the existence of any shareholders’ agreements that might lead to restrictions in the transfer of securities or voting rights.

II. PARTICIPATIONS AND BONDS

7. OWNERS OF QUALIFIED HOLDINGS, PERCENTAGE OF CAPITAL AND VOTES ATTRIBUTABLE, SOURCE AND CAUSES FOR ATTRIBUTION

Qualified holdings

				% of voting
Date of report	Institutions	No. of shares	% of capital	rights
10-Jul-12	RS Holding, SGPS, S.A.	90.111.159	10,05%	10,05%
31-Dec-13	Espirito Santo Group	90.056.485	10,05%	10,05%
31-Mar-12	Telemar Norte Leste, SA	89.651.205	10,00%	10,00%
06-Feb-12	Norges Bank	44.442.888	4,96%	4,96%
12-Jan-12	UBS AG (1)	42.024.498	4,69%	4,69%
31-Dec-10	Visabeira Group	23.642.885	2,64%	2,64%
07-Dec-09	BlackRock Inc.	21.025.118	2,35%	2,35%
03-Feb-10	Controlinveste Comunicações	20.419.325	2,28%	2,28%
12-Jun-13	Pictet Assset Management	18.246.357	2,04%	2,04%
26-Oct-12	Ontario Teachers’ Pension Plan Board	18.000.000	2,01%	2,01%
21-May-13	Bestinver	17.981.057	2,01%	2,01%

(1) On 10 February 2014, PT informed that on 30 January 2014 UBS AG’s qualified holding corresponded to a total of 45,958,433 PT shares, representing 5.13% of PT’s share capital and voting rights. On the same day, PT additionally informed that on 31 January 2014 UBS held a qualified holding corresponding to a total of 43,648,928 PT shares, representing 4.87% of PT’s share capital and corresponding voting rights.

For further information on the source and cause of the qualified holdings, please refer to the section called “Qualified Holdings” on the annual individual management report.

Updated information on qualified holdings in the Company may be consulted at www.telecom.pt and on CMVM website.

8. NUMBER OF SHARES AND BONDS HELD BY THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES

Regarding this matter, please see point 17 of Part I below.

9. SPECIAL POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS

The powers of PT’s Board of Directors are described in point 21 of Part I below.

PT’s Bylaws authorise the Board of Directors, upon a favourable opinion by the Audit Committee, to increase the share capital, one or more times, through contributions in cash in up to the amount of 15,000,000 Euros, provided however that this decision is preceded by a resolution of the General Meeting of shareholders establishing the parameters to which such increase or increases are subject, such definition to be made as provided for under the Bylaws. This authorisation was renewed by the shareholders at the Annual General Meeting of shareholders held on 27 April 2012 and shall be in force for the maximum term set forth in law, i.e., 5 years.

In December 2008, making use of the above authorisation, the Board of Directors issued bonds convertible into shares, which included, according to a resolution by the General Meeting approving the relevant parameters, the approval of a capital increase implied in the resolution to issue the abovementioned bonds in an amount not exceeding 15% of the share capital in PT on the date of the resolution to issue convertible bonds, without prejudice to such amount being exceeded as a result of any adjustments to the conversion price.

10. SIGNIFICANT COMMERCIAL RELATIONSHIPS BETWEEN OWNERS OF QUALIFIED HOLDINGS AND THE COMPANY

Relevant transactions with owners of qualified holdings are described on Note 48 to the consolidated financial statements included in the Report and Consolidated Accounts 2013.

B. CORPORATE BODIES AND COMMITTEES

I. GENERAL MEETING OF SHAREHOLDERS

The General Meeting of shareholders, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of Board of the General Meeting of shareholders by the Board of Directors, the Audit Committee or by shareholders representing at least 2% of the share capital.

The meetings are held at the registered office or other location as chosen by the Chairman of the Board pursuant to the law. They cannot take place by remote-access telematic means. The General Meeting of shareholders is called and conducted by the Chairman of its Board or, in his absence or impossibility to conduct the works, by the Vice- Chairman.

Shareholders may participate directly in the General Meeting or appoint their representatives, within the broadest terms provided for under the Portuguese Companies Code. A duly signed letter addressed to the Chairman of the Board of the General Meeting of shareholders is a sufficient instrument of representation.

For such purpose, shareholders may access the representation letter form made available on the website www.telecom.pt in accordance with information disclosed by the Company in the relevant General Meeting notice, in compliance with article 23 of the Portuguese Securities Code.

In carrying out their duties, notably in the preparation, call and conduction of General Meetings of shareholders, as well as in replying to queries raised or requests submitted by the shareholders, the Chairman of the Board of the General Meeting of shareholders, in addition to being assisted by the Vice-Chairman and the Secretary of the Board of the General Meeting of shareholders, has the support of the services of the Company’s General Secretariat, which is provided with human and technical resources as required for the General Meeting to be appropriately held, taking into account, inter alia, the number of participants and the agenda of each meeting. The Chairman of the Board of the General Meeting of shareholders is also provided with logistic support as required to carry out his duties, and the shareholders may contact the Board of the General Meeting of shareholders as follows:

Chairman of the Board of the General Meeting of Shareholders

Post Address:	Avenida Fontes Pereira de Melo, 40-10º piso, 1069-300 Lisboa
Telephone:	+351.800.207.369
Fax:	+351.215.001.890
E-mail:	assembleia-ptsgps@telecom.pt

The members of the Board of the General Meeting of shareholders comply with the independence requirements of article 414,5 and incompatibility rules of article 414A,1, both of the Portuguese Companies Code, applicable by virtue of the provisions of article 374A of that same Code.

COMPOSITION OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

11. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS, COMMENCEMENT AND EXPIRATION OF TERM OF OFFICE

Board of the General Meeting of Shareholders

António Menezes Cordeiro	Chairman
Eduardo Vera-Cruz Pinto	Vice-Chairman
Francisco Leal Barona	Secretary

The members of the Board of the General Meeting of shareholders were elected on 27 April 2012 for the 2012-2014 three-year term of office.

EXERCISE OF VOTING RIGHTS

12. POSSIBLE LIMITATIONS ON VOTING RIGHTS

Under the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote. Only shareholders entitled to vote on the record date (i.e., on the fifth trading day prior to the General Meeting) and in compliance with the procedures and periods set forth in the notice for such purpose (in relation to the shareholders as well as the financial intermediaries with whom the respective individual securities accounts are open) may attend, participate and vote on a General Meeting of shareholders.

Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programmes having as their object Company shares, the holders of ADR or GDR are deemed to be the shareholders, while the entity in whose name the shares are registered is deemed a simple representative of the shareholders, provided however that such shareholders comply with the conditions set forth in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Meeting of shareholders.

According to article 13 of the Company’s Bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to the share capital shall not be counted. Shares held by a person in situations as provided for under article 20 of the Portuguese Securities Code shall be deemed to belong to the shareholder, and the limitation on the counting of votes cast by each person affected by the said provision shall be proportional to the number of votes held and cast.

There are no shares not granting voting rights, without prejudice to the limitations described above.

The Company Bylaws provide that the voting by correspondence or by electronic means may encompass all matters contained in the notice, under the terms and conditions set forth therein, and votes cast in this way shall be considered at the time of the counting by adding the same to the voting rights exercised in the course of the General Meeting.

The Bylaws further provide that the terms and conditions for voting by correspondence or by electronic means shall be defined by the Chairman of the Board of the General Meeting of shareholders on the notice, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to the time of voting.

Correspondence vote authenticity shall be ensured before the Chairman of the Board of the General Meeting of shareholders by means of a communication with a legally acknowledged signature, in the case of corporations, or, in the case of individuals, with a simple signature together with a photocopy of the relevant identity card. In order to guarantee vote confidentiality, said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

In respect of voting by electronic means, and according to a practice implemented in the Company, shareholders may vote through the website www.telecom.pt in observance of the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of shareholders, they deliver to the Chairman of the Board of the General Meeting a communication, prepared in accordance with the form made available on that same website, with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant identity card), and setting out the post address to where the password to be made available by the Company should be sent.

Additionally, the Bylaws provide that votes cast by correspondence or by electronic means are deemed as negative votes as to any resolution proposals submitted after such votes were cast. The presence at a General Meeting of a shareholder who had exercised his voting rights by correspondence or by electronic means, or of his representative, determines the revocation of the vote so cast.

According to PT’s practice, the procedure for voting by correspondence shall be as follows:

•                       Shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code, exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the Board of the General Meeting is delivered to the latter, such communication to be with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant identity card), and set out the address to where voting papers and other documentation should be sent. In reply, the voting papers and other relevant documentation will be sent to such shareholders, who shall send to the Chairman of the Board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Meeting a closed envelope containing another closed envelope with the duly filled in voting papers;

•                       Notwithstanding the possibility of downloading the voting papers from the Internet according to the next paragraph, there are voting papers available to shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail;

•                       As an alternative, shareholders may also download the voting papers from the website www.telecom.pt, and send the same, addressed to the Chairman of the Board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the identity card (or, for corporations, a legally acknowledged signature), by the time and date scheduled on the notice for the General Meeting.

The period of time implemented for receipt of declarations of vote by correspondence according to PT’s practice since the 2008 Annual General Meeting of shareholders is 3 business days prior to the date of the General Meeting.

PT’s Bylaws do not provide for any system of detachment of patrimonial rights pertaining to the shares.

Considering the above described mechanisms for the participation and vote at the General Meeting, PT fully complies with CMVM Recommendation no. I.1, (i) promoting shareholder participation through voting by correspondence, by electronic means and by duly appointed representative in accordance with the legal and bylaw rules above, and (ii) determining a minimum number of 500 shares for voting purposes, which is not excessively high and promotes the General Meeting’s efficient functioning.

13. MAXIMUM PERCENTAGE OF VOTING RIGHTS THAT MAY BE EXERCISED BY A SINGLE SHAREHOLDER OR BY SHAREHOLDERS CONNECTED TO THE FORMER THROUGH ANY OF THE RELATIONSHIPS SET FORTH IN ARTICLE 20,1 OF THE PORTUGUESE SECURITIES CODE

Regarding this matter, please see point 12 of Part I above.

14. SHAREHOLDER RESOLUTIONS WHICH, ACCORDING TO THE BYLAWS, CAN ONLY BE ADOPTED WITH QUALIFIED MAJORITY, APART FROM THOSE LEGALLY PROVIDED FOR

Under article 14 of the Company’s Bylaws, the General Meeting of shareholders resolves, on a first or subsequent call, by a majority of votes cast, without prejudice to any qualified majority as required in cases as provided for by law.

In this way, the constitutive and resolutive quorum of the General Meeting of shareholders established under PT’s Bylaws is no different from that established under the Portuguese Companies Code. PT therefore complies with CMVM Recommendation no. I.2.

II. MANAGEMENT AND SUPERVISION

COMPOSITION

15. IDENTIFICATION OF THE CORPORATE GOVERNANCE MODEL

PT follows an Anglo-Saxon-type governance model, which is based on the existence of a Board of Directors, an Audit Committee composed of non-executive directors specifically appointed by the General Meeting of shareholders and a Chartered Accountant (“ROC”) elected by the General Meeting of shareholders upon a proposal by the Audit Committee.

PT’s organisation structure further includes a Compensation Committee elected by the General Meeting of shareholders, which is responsible for determining the remunerations of the members of corporate bodies.

The members of the corporate bodies and of the Board of the General Meeting of shareholders are elected for a three-year term of office, and they may be re-elected one or more times within the limits of the law.

PT’s governance model may be schematised as follows:

The values of efficiency, simplicity, transparency and accuracy are the basic pillars of this governance model providing PT with a structure as appropriate for the specificities and needs of the Company. This model has also been welcomed by the market.

Within this context, PT’s governance includes an Executive Committee with powers delegated by the Board of Directors, which acts on a predominantly operational basis, while the Board of Directors is entrusted with the supervision of corporate activities, with the support of a Corporate Governance Committee and of an Evaluation Committee, each such internal committee acting within the scope of its specific powers delegated by the management body.

This supervision task is further reinforced by the action of the non-executive independent members of the Board of Directors. In the current situation where the duties of Chairman of the Executive Committee and Chairman of the Board of Directors are performed by the same person, after the termination of office of the previous Chairman of the Executive Committee, Zeinal Bava, on 4 June 2013, the Company has reinforced a set of control mechanisms aimed at promoting the efficient and independent performance of duties and the adoption of informed decisions by the non-executive and independent members of the Board of Directors.

A Disclosure Committee and a Sustainability Committee, as well as several operational departments that guarantee an effective and transparent management of the Company complete the Executive Committee’s supporting structures.

The Audit Committee, together with the Chartered Accountant, perform the supervision functions set forth in the applicable laws and regulations. In particular, the Audit Committee is responsible for representing the Company in its relations with the external auditors and for monitoring PT’s internal control and risk management system.

PT´s General Meeting of shareholders, in its turn, resolves on matters as specially assigned by law or the Company’s Bylaws, as well as on matters not comprised within the responsibilities of the other corporate bodies.

In this way, considering the full implementation and consolidation of the governance model adopted by the General Meeting of Shareholders of 22 June 2007, and based on the reflection of the Corporate Governance Committee, this governance model is deemed to ensure an effective performance of the duties of PT’s corporate bodies and their articulation, and has proven appropriate to the specificities of the Company. There have been no constraints to its operation and no circumstance that might impair the regular functioning of the adopted checks and balances system has occurred as to justify any change to PT’s organisation structure or governance practices.

In fact, and as concluded within the follow up of this governance model made by the Corporate Governance Committee, such model has proven to be appropriate to catalyse national and international corporate governance best practices and to contribute to the accountability of the Company and its management vis-à-vis its shareholders, investors and the market.

16. BYLAW RULES ON THE PROCEDURAL AND MATERIAL REQUIREMENTS FOR THE APPOINTMENT AND REPLACEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS

The members of the Board of Directors are elected by the General Meeting of shareholders as described in point 17 of Part I below.

PT’s Evaluation Committee was assigned powers within the director appointment procedure as best described in point 21 of Part I below.

The Bylaws determine that the absence of any director from more than half the ordinary meetings of the Board of Directors during one financial year, in a consecutive way or not, without a justification acceptable to the Board of Directors, shall be deemed as a definitive absence of such director. Such definitive absence shall be declared by the Board of Directors, and the director in question shall be replaced as provided for by law and the Bylaws.

17. COMPOSITION OF THE BOARD OF DIRECTORS

The members of the Board of Directors were elected on 27 April 2012 for the 2012-2014 three-year term of office. As of 31 December 2013, the composition of the Company’s Board of Directors was as follows:

Members (date of first appointment)	Board of Directors	Executive Committee	Audit Committee	Corporate Governance Committee	Evaluation Committee	Independence (3)	No. of shares		No. of bonds
Henrique Granadeiro(2003)	Chairman	Chairman (CEO)		Chairman (1)	Member (2)		150
Luís Pacheco de Melo (2006)	Member	Member (CFO)					45		79	(6)
Alfredo Baptista (2011)	Member	Member					8,193
Carlos Alves Duarte (2009)	Member	Member					40
Manuel Rosa da Silva (2009)	Member	Member					90
Pedro Durão Leitão (2011)	Member	Member					758
Shakhaf Wine (2009)	Member	Member
Amílcar de Morais Pires (2006)	Member						3,242
Fernando Portella (2012)	Member
Francisco Soares (2006)	Member			Member	Member	Yes
Gerald S. McGowan (2003)	Member			Member		Yes	60,000
João de Mello Franco (1998)	Member		Chairman	Member	Chairman	Yes	13,308	(4)	100	(7)
Joaquim Goes (2000)	Member			Member	Member		2,437
José Xavier de Basto (2007)	Member		Member			Yes
Maria Helena Nazaré (2009)	Member					Yes
Mário João de Matos Gomes (2009)	Member		Member			Yes
Milton Silva Vargas (2009)	Member				Member	Yes
Nuno de Almeida e Vasconcellos (2006)	Member						11,190
Otávio Marques de Azevedo (2011)	Member				Member
Paulo Varela (2009)	Member			Member			7,134
Rafael Mora Funes (2007)	Member			Member	Member		501	(5)	100	(8)

(1)        In the events where, by nature, a conflict of interests of the Chairman of the Board of Directors / Chairman of the Executive Committee (Henrique Granadeiro) triggering a vote impediment may exist, the role of Chairman of the Corporate Governance Committee is undertaken by its non-executive member and Chairman of the Audit Committee João de Mello Franco, who was appointed by the Board of Directors for such purpose.

(2)        Inherently in his office as CEO.

(3)        Evaluation of independence made in accordance with Service Orders no. 2.14 and 4.08 of PT’s Board of Directors and Audit Committee, article 414,5 of the Portuguese Companies Code and point 18 of the form attached to CMVM Regulation no. 4/2013 , as the case may be, which may differ as to the Chairman of the Audit Committee from the evaluation made according to CMVM’s understanding expressed on the reports on listed company governance for 2010 and 2011, which was taken into account by PT in its declaration of non-compliance with CMVM Recommendations no. II.2.1. For further information on this matter, please see points 18 and 32 of Part I below.

(4)        322 of which are held by his spouse.

(5)        100% held by his spouse.

(6)        75 of which are PT fixed-rate 2012-2016 bonds and 4 of which are PT Finance BV 2016 — 5.625% notes.

(7)        PT fixed-rate 2012-2016 bonds.

(8)        PT fixed-rate 2012-2016 bonds, 100% held by his spouse.

The Board of Directors of PT is composed of a minimum of 15 and a maximum of 25 members, who are elected by a majority of the votes cast at the General Meeting of shareholders. According to corporate law, a minimum of shareholders representing at least 10% of the share capital and voting against the winning proposal in the election of the Board of Directors may appoint a member of the management body.

PT’s directors are appointed for a three-year term of office, the election year being considered as a full calendar year. There are no restrictions on the re-election of directors.

On 4 June 2013, Zeinal Abedin Mahomed Bava resigned from his duties as executive director and Chairman of the Executive Committee. On 24 October 2013, João Nuno de Oliveira Jorge Palma and José Pedro Cabral dos Santos likewise resigned from their duties as non-executive directors.

The current combining of duties of Chairman of the Board of Directors and Chairman of the Executive Committee for the Director Henrique Granadeiro has shown itself on the one hand to be appropriate for the moment of the Company and, on the other hand, in no way affects the clear, informed decision-making by all members of the Board of Directors and its internal committees.

Thus, the organizational model of the Board fully complies with the CMVM Recommendation no. II.1.10 and the Corporate Governance Portuguese Institute (“IPCG”) Recommendation no. IV.1, as well as with best practices in this situation (specifically, the ISS 2013 European Proxy Voting Summary Guidelines of 19 December 2012), for the following reasons:

(1)         The Board considers that the concentration of the duties of Chairman of the Board of Directors and Chairman of the Executive Committee into a single person is fully in line with the strict efficient performance of duties by the members of the management body in the period in progress for the negotiation and implementation of a process leading to the planned merger between Portugal Telecom and Oi, SA;

(2)         The current governance model maintains the separation of powers between the Board of Directors and the Executive Committee, as a result of a set of control mechanisms, of which the following stand out:

(i)                          Under articles four and six of the Board of Directors’ Internal Regulation, this body decided, on 25 July 2013, to appoint the non-executive director João de Mello Franco as Senior Independent Director, who came to perform the following duties for the purposes of said provisions: (a) following up and consulting the Executive Committee as to the  performance of the competences delegated to it; (b) contributing to the effective performance of the respective duties and competences by the non-executive directors and specialized committees of the Board of Directors and ensuring the mechanisms necessary for the latter to receive on time any information they might deem suitable for taking decisions properly and independently; (c) presiding over the Evaluation Committee; and (d) coordinating the holding of ad hoc meetings between the non-executive members of the Board.

(ii)                       At the same meeting, and having heard the Members of the Evaluation Committee, the Board of Directors appointed the non-executive director João de Mello Franco as Chairman of such Committee, as Senior Independent Director and bearing in mind his special preparation and aptitude to such purpose, having been a part of such committee since its inauguration.

(iii)                    On 6 September, in execution of what had been resolved on 25 July 2013, the Board also resolved to change the Corporate Governance Committee’s Internal Regulation in order to establish that, in the event of combining the duties of Chairman of the Executive Committee and Chairman of the Board of Directors, the latter would keep the duties of Chairman of the Corporate Governance Committee, being however prevented from voting in the discussions of this Committee relating to matters verifying conflicts of interests due to such combination. Within the scope of these resolutions, the duties of Chairman of this Committee would be undertaken by one of its non-executive members proposed by the Board. To such purpose, on 25 July 2013, the Board proposed non-executive director João de Mello Franco, as Senior Independent Director. Thus, this Committee, in its various forms of activity, still includes the contribution of the Chairman of the Company, the latter only being hindered when a conflict of interests arises from the combination of duties.

(iv)                   Finally, these control mechanisms also result from the role and suitable number of non-executive members and independent members comprising the Board of Directors of the Company, in particular bearing in mind the obligations, rights and duties conferred on them by the law and by the Board of Director’s Internal Regulation in the supervision of executive management, including: (1) holding ad hoc meetings without the presence of executive members with the Chairman of the Evaluation Committee (in particular, for the purposes of the self-evaluation of their performance); (2) right to information, in a timely manner, necessary for the performance of their duties, properly and in the interest of the Company, its shareholders and other stakeholders.

On 3 October 2008, the Board of Directors approved its Internal Regulation, whereby non-executive members of this corporate body must correspond to, at least, the majority of the directors in office. Amongst the 21 directors of the Company in office on 31 December 2013, 7 were executive directors and 14 were non-executive directors. This proportion largely exceeds the abovementioned one, includes 3 members of the supervisory body and, furthermore, is in full compliance with CMVM Recommendation no. II.1.6 and IPCG Recommedation no. IV.2.

In accordance with the above mentioned regulation and in line with IPCG Recommendations no. I.4.1 and I.4.2, each Director shall timely inform the Chairman of the Board of Directors and the Corporate Governance Committee of any conflict of interest, being in such case restrained from discussing and voting the matters in question.

18. EXECUTIVE AND NON-EXECUTIVE BOARD MEMBERS AND INDEPENDENCE CRITERIA

In point 17 of Part I above, directors are broken down into executive and non-executive directors, and among the latter those that are considered independent.

Bearing in mind the criteria established in CMVM Recommendation no. II.1.7 and in IPCG Recommendation no. IV.3, the Board of Directors of Portugal Telecom includes a suitable number of independent directors, with reference to the number of non-executive directors and to the total number of Board members. Therefore, the number of independent directors, from among the Board’s non-executive members, corresponds to half of this total — 7 independent members from among 14 non-executive members. In turn, bearing in mind the total number of members of the Board, the independent members correspond to one third of the total — 7 independent members from among 21 Directors.

To this purpose, PT considered the criteria recommended by the CMVM relating to: (i) the governance model, i.e., with the company having adopted an Anglo-Saxon model, all members of its supervisory body are independent directors; (ii) the scale of the Company, from the perspective of business and market diversity, which also justifies the proportion attributed to independent members; (iii) the shareholder structure and free float of Portugal Telecom, bearing in mind that, since the Company does not have a concentrated capital structure, the same includes 3 reference shareholders exceeding 10% of the voting rights and 8 institutional shareholders with qualified holdings of between 2% and 5% of the voting rights.

This observation is still in line with the criteria proposed by IPCG Recommendation no. IV.3 which also takes into account the scale of the Company and the respective percentage of shareholder dispersion.

Thus, in accordance with the criteria established in CMVM Recommendation no. II.1.7 and IPCG Recommendation no. IV.3, the management body of Portugal Telecom includes a suitable number of independent members considering the particularities of the Company explained above.

The evaluation of independence of directors incorporating the Audit Committee was conducted by this corporate body, in accordance with Internal Regulation no. 4,08 approved by the Board of Directors and the Audit Committee on 31 January 2008, and article 414,5 of the Portuguese Companies Code, as detailed in point 32 of Part I below.

The evaluation of independence of directors not incorporating the Audit Committee was carried out by the Board of Directors, upon proposal by the Corporate Governance Committee, in accordance with criteria as defined in Internal Regulation no. 2,14 approved by the Board of Directors on 29 January 2014, which provides for criteria in line with point 18 of the form attached to CMVM Regulation no. 4/2013 and CMVM Recommendation no. II.1.7, as well as IPCG Recommendation no. IV.3.

All directors deemed independent by PT, as of 31 December 2013, as set out in point 17 of Part I above, meet the conditions required for the performance of their duties and compliance with their obligations to act diligently and in the interest of the Company in an independent manner. Thus, the Board of Directors considers that the Company’s management body includes a number of independent members that is appropriate to its size and shareholder structure, capable of playing the supervisory and accountability role that is specially entrusted to them.

According to Internal Regulation no. 2,14, the members of the Board of Directors of the Company, other than members of the Audit Committee, must send to the Chairman of the Board, within 10 business days as from their election or co-optation, and no later than 31 January of each year, declarations prepared in accordance with an Appendix to the said Internal Regulation.

Where the independence situation of any member of the Board of Directors is subsequently changed, the director in question must send to the Chairman of the Board an updated declaration, in the 10 business days following such subsequent change.

The Board of Directors assesses the independence of its non-executive members, other than the members of the Audit Committee, on the basis of such declarations, as well as of any other information of which the Board may be aware.

Independence criteria as provided for under Internal Regulation no. 2,14 are applicable to the members of the Corporate Governance Committee and of the Evaluation Committee as such. The Audit Committee, in its turn, adopts specific independence criteria, considering article 414,5 of the Portuguese Companies Code, as described in point 32 of Part I below.

19. PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE BOARD OF DIRECTORS

The curricula of PT’s directors are shown in Appendix I.

20. FAMILY, PROFESSIONAL OR COMMERCIAL RELATIONSHIPS, FREQUENT AND SIGNIFICANT, OF THE MEMBERS OF THE BOARD OF DIRECTORS WITH OWNERS OF QUALIFIED HOLDINGS ABOVE 2% OF THE VOTING RIGHTS

Among the directors of PT, the following maintain family, professional or commercial relationships, frequent and significant, with owners of qualified holdings above 2% of PT’s voting rights:

•                  Nuno de Almeida e Vasconcellos: he is a direct relative of the beneficial owner of a qualified holding above 2% of PT’s share capital and voting rights through the company RS Holding SGPS SA, and he maintains a professional relationship with the beneficial owner of a qualified holding above 2% of PT’s share capital and voting rights through the company RS Holding SGPS SA;

•                  Paulo Varela: he is the Vice-Chairman of the Visabeira SGPS SA Group, which is the owner of a qualified holding above 2% of PT’s share capital and voting rights;

•                  Rafael Mora Funes: he maintains a professional relationship with an entity dependent on the beneficial owner of a qualified holding above 2% of PT’s share capital and voting rights through the company RS Holding SGPS SA.

21. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY

MANAGEMENT BODY

Board of Directors

The Board of Directors is the corporate body responsible for managing the Company’s businesses and practicing all acts regarding the corporate scope that are not within the powers of other corporate bodies. It establishes the strategic orientation of the PT Group and monitors the day-to-day management of the Executive Committee.

In order to guarantee the existence of a structure as appropriate for PT’s management needs, the Board of Directors has delegated day-to-day management powers to the Executive Committee and granted specific powers to the Corporate Governance Committee in the follow up of the corporate governance system and to the Evaluation Committee in the matter of remunerations, evaluation of director performance, and within the scope of selection procedures, as described herein.

Notwithstanding the Audit Committee’s powers, the Board of Directors is also responsible for ensuring the Company has effective internal control, risk management and internal auditing systems implemented.

Other than any matters excluded by law, the Board of Directors is forbidden from passing resolutions on matters assigned by the Bylaws to the General Meeting of shareholders. Shareholders, in their turn, may only resolve on management matters at the request of the management body.

However, the Board of Directors is authorised to increase the share capital, following an opinion in favour issued by the Audit Committee and a resolution approved by the General Meeting of shareholders, as described in point 9 of Part I of this report.

Executive Committee

The Board of Directors has delegated the day-to-day management of the Company to the Executive Committee and retained the duties of supervision and control, being therefore CMVM Recommendation no. II.1.1 fully complied with. For such purpose, the Board of Directors assigned to the Executive Committee all necessary powers, although it may revoke at any time the powers delegated, other than those in respect of the matters listed hereinafter:

•                       Co-opting directors;

•                       Request for the call of General Meetings of shareholders;

•                       Annual reports and accounts to be submitted to the approval of the Annual General Meeting of shareholders;

•                       Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15(h) of the Bylaws;

•                       Change of the Company’s registered office;

•                       Projects for spin-off, merger and conversion of the Company, to be proposed to the General Meeting of shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of shareholders;

•                       Plans for share capital increases to be proposed to the General Meeting of shareholders;

•                       Amendments to the Bylaws to be proposed to the General Meeting of shareholders;

•                       Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of shareholders, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                       Important extensions or reductions in the Company’s business and important modifications to the Company’s organisation;

•                       Business plans, budgets and annual investment plans;

•                       Definition of the amount to be annually proposed to the General Meeting of shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

In this way, CMVM Recommendation no. II.1.2 is complied with, as no authority of the Board of Directors is delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT Group’s corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably, regarding this latter, as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its Internal Regulation.

In addition to this strategic definition role, and according to the respective internal regulation, PT’s Board of Directors is responsible for ensuring the Company has effective internal control, risk management and internal audit systems, without prejudice to the other structures responsible for the implementation of these systems, described in C.III of Part I hereto. CMVM Recommendation no. II.1.5 and IPCG Recommendation no. VI.1 are therefore complied with.

Powers of the Chairman of the Board of Directors and of the Chief Executive Officer

Pursuant to the Bylaws, the Board of Directors’ internal operating rules and the delegation of powers to the Executive Committee, the Chairman of the Board of Directors and the Chief Executive Officer shall carry out the following duties:

Chairman of the Board of Directors

•                       To represent the Board of Directors, and to promote communication between the Company and its shareholders;

•                       To coordinate the activity of the Board of Directors, and to distribute matters among its members where advisable in light of management conveniences;

•                       To call and conduct the meetings of the Board of Directors;

•                       To watch over the correct implementation of the Board of Directors’ resolutions;

•                       To ensure that resolutions on matters within the powers of the Board of Directors (other than those delegated to the Executive Committee) are adopted by this corporate body.

Chief Executive Officer

•                       To coordinate the activity of the Executive Committee, and to distribute matters among its members where advisable in light of management conveniences;

•                       To call and conduct the meetings of the Executive Committee;

•                       To watch over the correct implementation of the Executive Committee’s resolutions.

Since the approval of the internal operating rules of the Board of Directors, on 3 October 2008, the Chairman of the Board of Directors shall carry out the following duties:

•                       To follow up and consult with the Executive Committee as to the performance of powers delegated to the latter;

•                       To contribute to an effective performance of the duties and powers of the non-executive directors and of the specific committees of the Board of Directors, as well as to ensure the necessary mechanisms for such directors and committees to timely receive information as required for them to take decisions in an independent and knowledgeable manner;

•                       To be the Chairman of the Evaluation Committee.

The said internal operating rules of the Board of Directors also provide that, in the event the Chairman of the Board of Directors is simultaneously the Chief Executive Officer, the powers and duties referred to on the foregoing subparagraphs shall be performed by a non-executive member of the Board of Directors.

The same operating rules further provide for the possibility of holding ad hoc meetings among non-executive directors, and require that non-executive directors meet at least once a year with the Chairman of PT’s Evaluation Committee, an office that inherently pertains to the Chairman of the Board of Directors.

Currently, following the termination of duties of the former Chairman of the Executive Committee, Zeinal Bava, on 4 June 2013, the duties of Chairman of the Executive Committee and Chairman of the Board of Directors are combined, as described above.

Therefore, the Board of Directors resolved, on 25 July 2013, to appoint the non-executive director and Chairman of the Audit Committee João de Mello Franco (as Senior Independent Director) for the performance of the duties mentioned above.

Division of functions within the Executive Committee

Within the framework of the corporate decision-making procedure concerning the PT Group’s business lines and Corporate Governance, the members of the Executive Committee were responsible for the following areas as of 31 December 2013:

Executive Committee	Corporate Assignments	Executive Assignments
Henrique Granadeiro	• Strategy	• PT Portugal
CEO	• Human Resources	• Oi Group
	• Innovation	• PT Investimentos Internacionais
	• Investor Relations	• PT Centro Corporativo
	• Communication & Corporate Image	• Fundação PT
• Internal Audit
• Regulation & Competition
• Institutional & International Relations
• Sustainability

Luís Pacheco de Melo	• Management Planning & Control	• PT Pro
CFO	• Financial Reporting	• PT Contact
	• Corporate Finance	• PT ACS
	• Financial Operations & Treasury	• Previsão
• Taxation
• Internal Control & Risk Management
• Service Hiring Strategy
• Financial Management & Collections
• Pension Funds

Alfredo Baptista	• Networks	• PT SI
	• Information Systems	• PT Data Center
• Development of Products and Services

Carlos Alves Duarte	• Prime Segment

Manuel Rosa da Silva	• SoHo/SME Segment
• Physical Security of Buildings, Networks and Systems

Pedro Leitão	• Costumer Segment (Residential and Personal)

Shakhaf Wine	• Holdings in Brazil	• PT Brasil
• Oi Group
• PT Inovação Brasil
• Contax

It is the opinion of the Corporate Governance Committee, on its Report on the governance practices and performance of the management body, that the Executive Committee and its CEO acted, all along 2013, within the framework of their respective power delegation and effectively reported their activity to the Board of Directors as provided for under the delegation of powers to and operation of the Executive Committee approved on 27 April 2012.

Disclosure obligations of the Executive Committee

Under the terms defined in the relevant delegation of powers, at each meeting of the Board of Directors or whenever necessary, the Executive Committee timely and appropriately provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers, notably about the implementation of the strategic policies and options which general goals have been defined by the Board of Directors, as well as on the implementation of the business plans, budgets and annual investment plans approved by this management body.

The Executive Committee also provides any additional information on the status of the management as the Board of Directors deems fit to request. It shall diligently execute the actions required by any indications received from the Board of Directors as a result of any information provided.

Finally, when so requested, the Executive Committee provides the information as required by the other corporate bodies in a timely and appropriate manner, thus acting in full compliance with CMVM Recommendation no. II.1.8. Also in accordance with the internal regulation of the Board of Directors, the members of the management and supervisory bodies may obtain the information they deem necessary or convenient for the performance of the respective functions, powers and duties.

Considering particularly the above, PT believes to comply with IPCG Recommendations no. I.3.1 and I.3.2.

SUPERVISORY BODIES

Audit Committee

As a supervisory body, the Audit Committee has, in addition to all other powers established in the law or the Bylaws, the following specific powers:

•                       To approve and disclose the annual report of its supervisory activity, expressly mentioning any constraints faced;

•                       To approve an annual action plan contemplating, inter alia, the measures required for compliance with its powers and duties in the following year;

•                       To inform and discuss with the Board of Directors and the Executive Committee, as the case may be, any situations identified in the exercise of their powers and duties;

•                       To discuss and issue its prior opinion to the Executive Committee and External Auditors on any reports, documentation or information to be disclosed to the competent authorities;

•                       To adopt procedures to ensure compliance by PT with the legal and regulatory provisions applicable to the Company;

•                       To check the accuracy of financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s financial statements;

•                       To control the preparation and disclosure of financial information, and to give its prior opinion, within the framework of its powers and duties as established by law and the Bylaws, and whenever it so deems necessary or fit, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities;

•                       To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

•                       To control the auditing to the Company’s financial statements performed by the Chartered Accountant and the auditors, as well as to supervise and assess internal procedures on accounting and auditing matters;

•                       To propose the appointment of the Chartered Accountant to the General Meeting of shareholders;

•                       To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;

•                       Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s external auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such external auditors or by any entities associated to the same; the external auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, which, each year, shall obtain from and review with the external auditors an External Audit Report;

•                       To settle any differences between the Executive Committee and the external auditors in respect of the financial information to be included in the financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

•                       To control the quality, integrity and efficiency of the PT Group’s internal control and risk management systems, as well as of its internal audit systems, including an annual review of the adequacy and efficiency of the same;

•                       To receive reports of irregularities, claims and/or complaints submitted by shareholders, Company employees or others, and to implement procedures aimed at receiving, recording and processing the same when related to accounting and auditing aspects or to internal control procedures on such matters;

•                       To issue its prior opinion in favour of proposals for relevant transactions of the Company or its subsidiaries with related parties as described in point 89 of Part I hereof.

Additionally, and by virtue of the amendments to the Portuguese Companies Code made by Decree-Law no. 185/2009 of 12 August 2009, it is further the duty of the Audit Committee to verify whether the Company’s governance report disclosed each year includes all legally required data, as well as to express its agreement as to the annual management report and accounts for the financial year.

The Audit Committee further decides on the work plans and resources concerning the internal audit services and services that ensure compliance with the rules applicable to the Company (compliance services), and it is recipient of reports made by these services at least when it concerns matters related to accountability, identification or resolution of conflicts of interest and detection of potential improprieties.

The Company therefore complies with CMVM Recommendations no. II.2.2 to II.2.5, as well as IPCG Recommendations no. VII.1.1, VII.2.1 to VII.2.4.

Chartered Accountant

Under articles 420,1(c), (d), (e) & (f) and 446,3 of the Portuguese Companies Code, it is the duty of the Chartered Accountant to control the regularity of the books, accounting records and documents supporting the same, as the Chartered Accountant deems fit and appropriate, the extension of cash and inventory of any kind of assets or values owned or received as collateral, deposit or otherwise by the Company, and furthermore the accuracy of individual and consolidated financial statements, as well as that the accounting policies and criteria adopted by the Company lead to a correct assessment of its assets and results.

Following entry into force of Decree-Law no. 185/2009 of 12 August 2009, similarly to the Audit Committee, it also became the duty of the Chartered Accountant to verify whether the Company’s governance report disclosed each year includes all legally required data as regards, inter alia, qualified shareholdings in the Company capital, identification of shareholders of special rights and description of such rights, any restrictions in respect of voting rights, rules applicable to appointment and replacement of directors, Bylaw amendment and powers and resolutions of the management body, and the main constituents of the internal control and risk management systems implemented in the Company in connection with the financial information disclosure procedure.

COMMITTEES AND SUPPORTING STRUCTURES

Evaluation Committee

The Evaluation Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the following areas:

•                       Evaluation of the overall performance of the Board of Directors;

•                       Evaluation of the performance of the members of the Executive Committee, based on criteria as approved by the Compensation Committee appointed by PT’s General Meeting of shareholders.

Additionally, the Evaluation Committee has the duties and powers required to perform consulting functions in respect of criteria for selection of the members of the management bodies of PT and its most relevant subsidiaries, as well as of the members of specific committees created within the Board of Directors of the Company.

In particular, and in line with CMVM Recommendation no. II.1.4 and IPCG Recommendations no. IV.4, V.1.1 and V.4.1, the Evaluation Committee is entrusted with:

•                       Submitting to the Board of Directors and Compensation Committee, as applicable, a communication on the level of compliance by the Company with the legal and regulatory provisions, recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

•                       Assisting the Board of Directors within the framework of the annual evaluation of the performance of such body, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedure of determining the variable component of the remuneration of executive directors, after the Chief Executive Officer has been heard;

•                       In view of the determination of the relevant remuneration criteria by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

•                       Proposing and discussing with the Compensation Committee the remuneration policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual remuneration policy declaration to be submitted by the Compensation Committee to the annual General Meeting of shareholders;

•                       Discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

•                       Preparing and periodically revising the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT’s most relevant subsidiaries;

•                       Assisting the Board of Directors in the performance of its duties and powers in respect of co-optation of the Company’s directors, selection of directors (even if upon the initiative of shareholders having the capacity to submit lists to voting) and appointment and substitution of directors that compose specialised committees of the Company’s Board of Directors, as well as the directors composing the Executive Committee, in this latter case upon proposal of the Chief Executive Officer;

•                       Advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT’s most relevant subsidiaries.

During the 2013 financial year, within the powers delegated by the Board of Directors and as a technical support structure to the Compensation Committee, the Evaluation Committee developed the following main activities:

•                       Preparation and approval of a communication to be addressed to the Board of Directors and Compensation Committee on the level of compliance by the Company in 2012 of the rules, recommendations and guidelines applicable in specific evaluation, remuneration and selection areas;

•                       Preparation of the 2012 self-evaluation report, including the evaluation of the operation regulation of the Evaluation Committee;

•                       Approval of a recommendation to the Compensation Committee on the declaration on remuneration policy for the management and supervisory bodies, for purposes of submission to the Annual General Meeting of Shareholders and in connection with the 2012-2014 term of office;

•                       Approval of a recommendation to the Compensation Committee on the calculation methodology of the variable remuneration for the current term of office and development of a study on the matter by a workgroup within this committee;

•                       Appraisal of the Chairman of the Executive Committee’s proposal for the appointment of officers of relevant subsidiaries;

•                       Evaluation of the performance of the members of Portugal Telecom’s Executive Committee, according to the objective criteria approved by the Compensation Committee for purposes of fixing the variable component of their remuneration for 2012;

•                       Follow-up of the regulatory development in the remuneration area, particularly:

•                  National and international benchmarking as to deferment of the variable component portion and assessment of the positive performance;

•                  Securities and Exchange Commission and New York Stock Exchange rules for implementation of the relevant provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) having an impact on foreign private issuers.

Corporate Governance Committee

The Board of Directors has delegated to the Corporate Governance Committee the duties, powers and responsibilities as required to assist the Board in the performance of its corporate business supervision function in the following areas:

•                       Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the PT Group’s conduct principles and practices in compliance with the Bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter — the Corporate Governance Committee sends to the Board of Directors, until the date of approval of the annual report and accounts to be submitted to the Annual General Meeting of shareholders, a written communication on the level of compliance with such rules by the Company;

•                       Evaluation of the performance of the Board of Directors as to its governance practices.

In particular, and also in line with CMVM Recommendation no. II.1.4 and IPCG Recommendations no. IV.4 and V.1.2, the Corporate Governance Committee has the following assignments:

•                       To propose to the Board of Directors, to review and to re-evaluate the Company’s corporate governance model, including the organisation structure, operation, responsibilities and internal rules of the Board of Directors;

•                       To study, review and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the shareholders and other stakeholders, qualifications, independence and responsibility of directors, as well as prevention and management of conflict of interest and information discipline;

•                       To assist the Board of Directors in evaluating its performance as to governance practices (carrying out an annual evaluation of the practices of the Board as a whole and its committees, of the contribution of the several members for its good functioning, as well as its relationship with the other corporate bodies) in order to contribute to efficiency, transparency and improvement in this procedure, materializing in an annual report on the Company’s governance practices addressed to the Board and constituting an innovative practice by PT;

•                       To study, review and re-evaluate the values, principles and practices that must govern the conduct of the PT Group’s employees, including the study, review, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2013 financial year, the Corporate Governance Committee carried out the following main activities:

•                       Bearing in mind the current combination of duties of the Chairman of the Board of Directors and of the Chairman of the Executive Committee, within the context of the changes occurred in 2013 on the composition of the Board and the projected combination of businesses between PT and Oi, SA, the Corporate Governance Committee proposed to the Board of Directors the adoption of a set of changes to the Company’s governance practices and model, in line with CMVM and IPCG Recommendations, as well as the best practices in this area (in particular the ISS 2013 European Proxy Voting Summary Guidelines of 19 December), embodied in the following:

•                  Appointment of a Senior Independent Director, in fulfillment of the Board Internal Regulation and basically with a view to supervising and consulting the Executive Committee regarding the performance of the competences conferred on it and to contributing to the effective performance of duties and competences by the non-executive directors and specialized committees of PT;

•                  Amendment of the Internal Regulation of the Corporate Governance Committee in the sense of establishing rules on conflicts of interest; and

•                  Appointment of a non-executive director and Chairman of the Audit Committee as Chairman of the Evaluation Committee, which already had in place suitable rules on conflicts of interest.

•                     In the interconnecting of the Company’s internal competent structures, the Corporate Governance Committee also participated in and contributed to the revision of the Group’s Code of Ethics and the creation of an Ethics Committee.

•                       Drafting of a report on the Company’s governance practices and a statement on the degree of compliance by the Company with prevailing regulations on matters of corporate governance, and an opinion on the governance report for 2012.

•                       Drafting of the 2012 self-evaluation report, including an evaluation of the respective operating regulations, and presentation to the Board of Directors.

•                       Benchmarking analysis, reflection and internal discussions with other listed companies and/or in other fora on best corporate governance practices, emphasizing the supervision of any documents produced and the various initiatives carried out in 2013 by the CMVM, the IPCG and the Association of Companies Issuing Market-Listed Securities (Associação de Empresas Emitentes de Valores Cotados em Mercado) (“AEM”), including, inter alia:

•                  Active participation in public consultations and various initiatives related to the approval of Regulation no. 4/2013 and the Governance Code published in July 2013 by the CMVM, and the Governance Code issued by the IPCG in 2014;

•                  The contributions provided to other players on the market and to civil society in general (in particular to the AEM) in the process of the reflection and discussion on the CMVM and IPCG recommendations.

•                       Analysis of the degree of compliance by the Company with the recommendations appearing in the CMVM and IPCG Governance Codes published in 2013.

•                       Presenting and reporting to the Board of Directors on the benchmarking analysis, reflections and discussions, as well as the analysis of the degree of compliance, mentioned in the previous points.

•                       Updated analysis of the implementation rules of the Dodd-Frank Act and its impact on PT’s corporate governance, as foreign private issuer.

Structures Supporting the Executive Committee

The assignments and composition of the structures supporting the Executive Committee are as follows:

Disclosure Committee

It is incumbent on the Disclosure Committee to define, document and disclose procedures as appropriate for the proper collection, processing and reporting of information, as well as to review all information disclosed by PT, notably: press release, reports and accounts (annual, interim and quarterly), 20-F Forms, notices to CMVM and SEC (Securities and Exchange Commission) and questionnaires sent to the media. This structure, as well as the Investor Relations Office and the Company’s compliance area provide a relevant contribution for PT’s compliance with IPCG Recommendation no. I.1.2.

For such purpose, the Disclosure Committee shall approve and implement procedures and controls as required to ensure that information disclosure by PT to shareholders and investors:

•              Complies with applicable laws and regulations;

•             Is accurate, complete and made in due time; and

•            Reliably represents the Group’s financial position and the results of its operations in all material respects relevant to an adequate knowledge of its financial condition and performance.

The composition of the Disclosure Committee is as follows:

Luís de Sousa Macedo	Chairman
Francisco Nunes	Member
Nuno Prego	Member
Carlos Cruz	Member
Nuno Vieira	Member
Guy Pacheco	Member
Bruno Saldanha	Member

Sustainability Committee

It is the Sustainability Committee’s responsibility to ensure that corporate sustainability is a part of and consistent with PT Group’s strategy and transversal to all its companies.

The Committee has the following main global goals:

•             Reinforcing the Group’s performance as a sustainable company, and make the Group recognised both internally and externally;

•             Ensuring the conditions required in order to include PT in the international sustainability rates, aiming at gaining a leading position;

•             Promoting an upgrade in the sustainable performance of the subsidiaries, stimulating the inclusion of this issue in the agenda of the Executive Committees of the same, at least twice each year.

The Sustainability Committee has the following duties:

•             To approve and develop a transversal corporate sustainability strategy that is integrated and consistent with the Group’s strategy;

•             To ensure the creation within the PT Group of conditions as required for its sustainable growth, in a three-dimensional perspective, in economic, environmental and social terms, in accordance with international criteria;

•             To recommend to the PT Group companies the appointment of a director responsible for the sustainability function to guarantee the operational implementation of the sustainability strategy and an active committed participation in the subcommittees created within this scope;

•             To guarantee internal and external communication by reinforcing the performance of PT as a sustainable company and making it recognised as such.

As from September 2010, PT is incorporated in the Dow Jones Sustainability World Index in the telecommunications sector, with growing performances, and it is among the five leading telecommunications companies worldwide. The Dow Jones Sustainability Index is one of the most accredited indices worldwide, which analyses the performance in terms of sustainability of companies listed on the New York Stock Exchange and is considered a reference by analysts and investors. Currently, Portugal Telecom is present in the most important world sustainability indices, i.e. Dow Jones Sustainability World Index and FTSE4Good, of which PT is part since 2005.

The Sustainability Committee is composed by a Management Committee and by 7 subcommittees, all chaired by PT CEO, as follows:

Management Committee:

•             PT CEO;

•             Directors of PT Comunicações, MEO (formerly called TMN), PT PRO, PT Inovação, PT SI and PT II responsible for the sustainability function within their respective company;

•             Managing Director of Fundação PT;

•             Head of the sustainability area.

Power and Environment Subcommittee:

•             PT CEO;

•             Team responsible for the sustainability area;

•             Managers in charge of company power management: on the network, IS and administrative areas;

•             Heads of waste management and disposal;

•             Heads of equipment and service purchase at the various PT Group companies;

•             Head of fleet management.

Labour Relations, Human Rights and SST Subcommittee:

•             PT CEO;

•             Team responsible for the sustainability area;

•             Manager responsible for qualification development;

•             Manager responsible for human resources at PT Group companies;

•             Head of relationship with employee representatives;

•             Heads of SST at PT Group companies;

•             Head of relationship with suppliers;

•             Head of internal and external volunteer programmes of PT Group companies.

Stakeholder Relationship Subcommittee:

•             PT CEO;

•             Team responsible for the sustainability area;

•             Manager responsible for the relationship with analysts and shareholders;

•             Manager responsible for the relationship with customers;

•             Manager responsible for the relationship with employees and their representatives;

•             Manager responsible for the relationship with suppliers;

•             Manager responsible for the relationship with the media;

•             Manager responsible for the relationship with State regulatory authorities;

•             Manager responsible for the relationship with NGOs;

•             Manager responsible for risk management.

Corporate Communication, Brand and Product and Service Marketing Subcommittee:

•             PT CEO;

•             Team responsible for the sustainability area;

•             Corporate communication Manager;

•             Product and service marketing Managers of PT Group companies;

•             Head of brand management;

•             Head of social media.

Service and Solution Innovation and Development Subcommittee:

•             PT CEO;

•             Team responsible for the sustainability area;

•             OPEN Manager;

•             Network implementation Manager;

•             IS development Manager;

•             Heads of voice products, TV, broadband and corporate solution management;

•             Standing improvement Manager.

Supplier Relationship Subcommittee:

•             PT CEO;

•             Team responsible for the sustainability area;

•             Supplier relationship Manager;

•             Heads of service and material acquisition;

•             Head of outsourcer contracts.

Sustainability practice sharing with international subsidiaries and affiliates Subcommittee:

•             PT CEO;

•             Team responsible for the sustainability area;

•             PT II;

•             Heads of sustainability and/or corporate citizenship of subsidiaries and affiliates.

OPERATION

22. OPERATING RULES OF THE BOARD OF DIRECTORS

On 3 October 2008, the Board of Directors adopted its internal operation regulation. The full text of this regulation may be consulted on the Company’s website, link: http://www.telecom.pt/NR/rdonlyres/50C3FC4F-93E5-486B-8419-9FEED7879675/1449456/RegulamentoCA_4abr10e1.pdf.

Under the terms of article 24 of the Bylaws and the Board’s Internal Regulation, the Board of Directors shall meet every month and will meet extraordinarily whenever called upon by its Chairman, by two directors or by the Audit Committee.

The Board of Directors may not work without the presence of the majority of its members in office. The Chairman of the Board of Directors may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a director may not represent more than one other director.

The resolutions of the Board of Directors are passed by a majority of votes cast, and the Chairman has a casting vote.

Under the internal regulation of the Board of Directors, non-executive directors are entitled to conduct ad hoc meetings amongst themselves and shall at least meet annually with the Chairman of the Evaluation Committee.

Non-executive directors have prepared a report on their 2013 activities, approved in a meeting held amongst them on 19 February 2014 and disclosed in the annual management report.

23. NUMBER OF MEETINGS OF THE BOARD OF DIRECTORS AND DEGREE OF ATTENDANCE OF EACH MEMBER

During the 2013 financial year, 15 meetings of the Board of Directors took place. The degree of attendance of each member to these meetings was 100%.

The Chief Executive Officer (who is currently also the Chairman of the Board of Directors) sends all notices and minutes of the Executive Committee meetings to the Chairman of the Audit Committee in order to allow for the proper information of such officer, thus being the Company in compliance with CMVM Recommendation no. II.1.9 and IPCG Recommendation no. III.3.

24. INDICATION OF THE CORPORATE BODIES EMPOWERED TO CARRY OUT THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS

The Compensation Committee determines the remunerations of the executive members of the management body based on objective criteria as approved by such committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee, within the framework of its specific powers, upon hearing the Chief Executive Officer.

Similarly, executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself.

Furthermore, pursuant to the law, the General Meeting of shareholders makes an annual general appraisal of the management (and supervision) of the Company.

Finally, it should be mentioned that the Corporate Governance Committee has powers that, although delegated by the Board of Directors, determine that such committee evaluates the governance practices adopted by the Company and its management body.

25. PRE-DETERMINED CRITERIA FOR THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS

The determination of the variable remuneration to be allocated for the performance of the year is based on a percentage of the annual fixed remuneration calculated by using a weighted average of the level of achievement of a combination of indicators associated to performance and sustainability of the Company, provided that at least 85% of the goals established for each such indicator must be achieved.

The performance evaluation is made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT share, including not only the trading price variation but also any payments made (dividend);

•                  The global earnings of the PT Group;

•                  The overall EBITDA  – CAPEX of the PT Group;

•                  PT’s sustainability index (using the Dow Jones Sustainability Index methodology); and

•                  The achievement of the strategic goals at a national and international level.

26. AVAILABILITY OF EACH MEMBER OF THE BOARD OF DIRECTORS AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE BOARD OF DIRECTORS

The functions exercised by the PT’s directors in other companies as well as their other relevant activities are shown in Appendix I. The duties performed and the attendance and active participation of the directors in the meetings of the Executive Committee (in respect of executive directors) and of the Board of Directors (in respect of all its members)  – see points 22 and 23 of Part I above  – evidence the availability of each member of the Board of Directors to perform duties as director of the Company. In addition, and in respect of executive directors, their availability to perform duties as executive director of the Company is ensured by the fact that they perform duties primarily in Group companies or as PT’s representatives.

COMMITTEES WITHIN THE MANAGEMENT OR SUPERVISION BODIES AND DELEGATED DIRECTORS

27. COMMITTEES CREATED WITHIN THE BOARD OF DIRECTORS AND LOCAL FOR THE CONSULTATION OF THEIR OPERATING RULES

Evaluation Committee

In line with the best national and international practices in the matter of corporate governance, as well as with the recommendations issued by CMVM within this framework and with the Final Rules approved by the New York Stock Exchange on corporate governance following the Sarbanes-Oxley Act, PT’s Board of Directors resolved, on 15 October 2008, to delegate to an Evaluation Committee the powers required for the evaluation of the executive members of the management body and of the

Board of Directors as a whole, as well as consulting functions regarding the selection of the members of the management bodies of the most relevant companies within the PT Group.

It should be stressed, in fact, that since the 2009 Annual General Meeting of shareholders PT has been adopting a practice that is innovative among Portuguese companies admitted to trade, i.e. submitting to the shareholders at elective General Meetings a report prepared by the Evaluation Committee on the selection procedure for directors whose election is proposed at such General Meetings, and so we might say that PT is at the vanguard of good practices on this matter as well.

As provided for under the corresponding delegation of powers, the Evaluation Committee is composed of the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive directors, including at least one independent director, and their term of office shall be the same as the term of office of the Board of Directors.

The Chairman of the Board of Directors of the Company shall be the Chairman of the Evaluation Committee, unless he is also the Chief Executive Officer, in which case one of the non-executive members designated for such purpose by the Board of Directors shall be the Chairman of this Committee, as it is currently the case.

It should further be stressed that the attendance of the Chief Executive Officer at this Committee is not to the prejudice of compliance with CMVM Recommendation no. II.1.4, since the CEO is, under the relevant Regulation, prevented from voting on resolutions related, on the one hand, to the annual performance appraisal of the members of the Executive Committee, and on the other hand to the selection procedure for PT’s non-executive directors.

As of 31 December 2013, the composition of the Evaluation Committee was as follows:

Composition

João de Mello Franco	Chairman
Henrique Granadeiro (1)	Member
Francisco Soares	Member
Joaquim Goes	Member
Milton Silva Vargas	Member
Otávio Marques de Azevedo	Member
Rafael Mora Funes	Member
João de Mello Franco	Member

(1) Inherently in his office as CEO.

Corporate Governance Committee

In compliance with the applicable legal and regulatory requirements, and in order to adopt the existing recommendations and best international practices, as of 31 December 2013 and the date hereof, in addition to the Executive Committee and the Evaluation Committee, the Board of Directors comprises a committee responsible for assessing and developing the corporate governance model: the Corporate Governance Committee.

The Corporate Governance Committee is composed of six to nine non-executive members of the Board of Directors, including the Chairman of the Board of Directors, having experience and knowledge as appropriate to reflect on the corporate governance model and permanently following up the adoption of the best corporate governance practices within the PT Group, in light of the specific features of the

Company, and at least one third of independent members.

The Corporate Governance Committee is presided over by the Chairman of the Board of Directors. When the Chairman of the Board of Directors is the Chairman of the Executive Committee, the latter shall keep his duties as Chairman of the Corporate Governance Committee, being however restrained from voting in this Committee’s resolutions regarding matters where a conflict of interest may arise as a result of this combination of duties. Within these resolutions, the duties as Chairman of this Committee shall be performed by one of its non-executive members, appointed for this purpose by the Board of Directors. Therefore, the presence of the Chairman of the Executive Committee in this Committee does not affect the compliance with CMVM Recommendation no. II.1.4.

As of 31 December 2013, the composition of the Corporate Governance Committee was as follows:

Composition

Henrique Granadeiro (1)	Chairman
Francisco Soares	Member
Gerald S. McGowan	Member
João de Mello Franco	Member
Joaquim Goes	Member
Paulo Varela	Member
Rafael Mora Funes	Member

(1)    In the events where, by nature, a conflict of interests of the Chairman of the Board of Directors / Chairman of the Executive Committe triggering a vote impediment may exist, the role of Chairman of the Corporate Governance Committee is undertaken by its non-executive member João de Mello Franco (Senior Independent Director), who was appointed by the Board of Directors for such purpose.

Operation of the Evaluation Committee and Corporate Governance Committee

Each such committee meets ordinarily once every quarter and whenever called upon by its Chairman on his own initiative or at the request of any one of its members. These committees may not function without the presence or due representation of the majority of its members, and their resolutions are taken by a majority of votes cast, the Chairman having a casting vote. The Chief Executive Officer is prevented from voting, within the Evaluation Committee, on any resolutions regarding, on the one hand, the annual evaluation of the performance of the members of the Executive Committee and, on the other hand, the non-executive director selection procedure.

In addition to the above rules, the operating rules of the Board of Directors provide for the provision of information by the Evaluation Committee and Corporate Governance Committee to the members of the Board of Directors not incorporating the same. The Chairman of the Executive Committee is also restrained from voting in the Corporate Governance Committee’s resolutions regarding matters where a conflict of interest may arise as a result of combination of duties described above.

The operation regulations of the Evaluation Committee and Corporate Governance Committee are available for consultation on the PT website at the following links respectively: http://www.telecom.pt/NR/rdonlyres/95ADFA0A-716A-43D7-95E8-E13B8AB1AB7C/1455000/Evaluation_Committee_Mar2011.pdf and http://www.telecom.pt/NR/rdonlyres/95ADFA0A-716A-43D7-95E8-E13B8AB1AB7C/1467606/RegulamentoComissaoGovernoSet2013.pdf (the latter in Portuguese only).

28. COMPOSITION OF THE EXECUTIVE COMMITTEE

The Board of Directors appoints the Chief Executive Officer (“CEO”) and all other members of the Executive Committee. These members are appointed upon proposal by the CEO. As of 31 December 2013, the composition of the Company’s Executive Committee was as follows:

Composition

Henrique Granadeiro	Chairman
Luís Pacheco de Melo	Member (CFO)
Alfredo Baptista	Member
Carlos Alves Duarte	Member
Manuel Rosa da Silva	Member
Pedro Durão Leitão	Member
Shakhaf Wine	Member

Pursuant to the Bylaws and to its power delegation, the Executive Committee schedules the dates and periodicity of its own ordinary meetings, and shall meet extraordinarily whenever called upon by its Chief Executive Officer, by two of its members or by the Audit Committee.

The Executive Committee may not work without the presence of the majority of its members in office. The Chief Executive Officer may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a member of the Executive Committee may not represent more than one other member of the same, and also by conference call and videoconference.

The resolutions of the Executive Committee are passed by a majority of votes cast, and the Chief Executive Officer has a casting vote.

29. DUTIES OF EACH COMMITTEE CREATED WITHIN THE BOARD OF DIRECTORS AND SUMMARY OF THE ACTIVITIES DEVELOPED IN THE EXERCISE OF SUCH DUTIES

Regarding this matter, please see points 21 and 27 of Part I above.

III. SUPERVISION

COMPOSITION

30. IDENTIFICATION OF THE SUPERVISORY BODY

The supervisory body corresponding the governance model adopted by the Company is the Audit Committee. For more information, please refer to point 21 of Part I above.

31. COMPOSITION OF THE AUDIT COMMITTEE

In observance of the requirements of article 423B of the Portuguese Companies Code and PT’s Bylaws, the Audit Committee is exclusively composed of non-executive directors meeting the requirements of independence defined under article 414,5 of the same Code, as further explained in point 32 of Part I below, and having higher education as appropriate to carry out their duties, with at least one member having knowledge of audit and accounting matters.

The members of the Audit Committee are appointed by the General Meeting of shareholders together with all other directors and, in accordance with the Company’s Bylaws, the lists proposed for the composition of the Board of Directors must specify the members to be appointed to the Audit Committee and its Chairman.

Composition

(date of first appointment)

João de Mello Franco (22/06/2007)	Chairman
José Xavier de Basto (22/06/2007)	Member
Mário João de Matos Gomes (27/03/2009)	Member

32. IDENTIFICATION OF THE MEMBERS OF THE AUDIT COMMITTEE CONSIDERED INDEPENDENT UNDER ARTICLE 414,5 OF THE PORTUGUESE COMPANIES CODE

Taking into consideration the internal rules on independence issues and the communications made by this corporate body’s members, as at 31 December 2013, the Audit Committee complies with the provisions of article 423B,4 & 5 of the Portuguese Companies Code, since all its members are independent pursuant to article 414,5 of the same Code and point 18 of the form attached to CMVM Regulation no. 4/2013, and have appropriate training and expertise.

It should be noted, however, that, on annual reports on listed company governance for 2010 and 2011, both disclosed in 2012, CMVM presented a position that was different from PT’s understanding, considering that the Company fails to comply with current’s CMVM Recommendation no. II.2.1.

In fact, should CMVM’s understanding that re-election in any corporate body (and not exclusively in the supervisory body) is relevant for the purposes of subparagraph (b) of article 414,5 of the Portuguese Companies Code be followed, the Chairman of the Audit Committee, although having been elected for the first time for the supervisory body on 22 June 2007, was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

In this way, it should be stressed that it has always been PT’s understanding, supported on opinions obtained in connection with the specificities of its governance model, that the number of terms of office that are relevant for the purposes of the provisions of article 414,5(b) of the Portuguese Companies Code is merely related to re-election to similar supervisory duties.

In particular, considering that the legal independence requirements and criteria are placed, primarily and mandatorily, on the members of supervisory bodies, and that the members of the Audit Committee take a double function, as “directors” and “supervisors”, it is understood that the legal system applicable to “supervisors” prevails with regard to the composition of such body and the assessment of independence of its members.

Furthermore, the assumption ratio provided for under such (b) section must be the rotation within the supervisory body. The above notwithstanding, it should be mentioned that re-election to other corporate bodies may be relevant, but only for the purposes of the general criterion on assessment of independence as provided for in the preamble to paragraph 5 of article 414 of the Portuguese Companies Code. In other words, such re-election should not be considered as cause for automatic loss of independence, but rather appraised on a case-by-case basis as to whether or not it impairs an impartial analysis or decision by the member in question.

In this respect, it is important to take into account that PT has carried out a material overall evaluation of the independence of the Chairman of its Audit Committee, similarly to all other members of this body, and concluded that he is independent and he is in no way associated to any specific interest group within the Company or in any circumstance that might affect his analysis or decision fairness.

Also based on the abovementioned material analysis to independence, in the case under appraisal, permanence in non-executive duties for several terms of office in the Company is not understood as hindering fairness vis-à-vis the existing interests, including vis-à-vis the board and the Company’s shareholders, especially considering: on the one hand, the Company shareholder structure that is widely diffused across our market; and, on the other hand, the successive mutations in the composition of PT management body (including the executive management) and in PT shareholder structure that occurred all along the terms of office when the Chairman of the Audit Committee has been performing his non-executive management duties.

In fact, for all the above reasons, notwithstanding the different understanding expressed by CMVM and taken into account by the Company on its declaration of non-compliance with CMVM Recommendation no. II.2.1, PT considers that the Chairman of its Audit Committee is independent and has the proper training and knowledge.

It should be further stressed that, even if the above CMVM position was adopted, according to the Audit Committee’s understanding, both permanence in non-executive duties and re-election to the supervisory body, as recently resolved by the Company’s shareholders by a percentage of 93.61% of votes cast at the elective General Meeting of shareholders held on 27 April 2012, not only do not affect the members’ fairness and impartiality but also prove to be a relevant contribution and quality for the proper performance of their supervisory duties, in compliance with their fundamental care and loyalty obligations, in the interest of the Company.

Such contribution and quality result, especially, from the following: (i) their qualifications and knowledge and experience regarding the sector and the Company; (ii) acknowledging that their fairness and impartiality within the corporate bodies and the Company as a whole, which proves to be essential for duties typical of the chairman of the supervisory body; as well as (iii) the continuity required to respond to the demands placed on the supervisory body of PT, as issuer of securities admitted to trade on Euronext Lisbon and NYSE.

Furthermore, it should be stressed that (i) independence of the members of the Company’s Audit Committee is also assessed in accordance with SEC and NYSE rules applicable to PT’s Audit Committee, which rules are described in next Chapter, and (ii) all the members of the Audit Committee are independent according to such rules, including the member of the Audit Committee Mário João de Matos Gomes, who is the audit committee financial expert according to the provisions of Item 16A of Form 20-F submitted to SEC each year.

For purposes of assessment of independence, non-existence of incompatibility situations and specialisation of the members of the Audit Committee as such, the Audit Committee and the Board of Directors of PT adopted, on 31 January 2008, Internal Regulation no. 4,08, which was prepared on the basis of the independence concept set out under article 414,5, the list of incompatibilities provided for under article 414A, and the specialisation concept set out under article 414,4, all of the Portuguese Companies Code and applicable by virtue of article 423B of that same Code. All other applicable market rules, including the rules in force in the US market, notably the Securities Exchange Act of 1934, the

Sarbanes-Oxley Act, Rule 10A-3 on Listing Standards Relating to Audit Committee of SEC and the Final Rules approved under Section 303A on Corporate Governance Standards of NYSE, were also taken into account.

In accordance with the abovementioned Internal Regulation, the members of the Audit Committee must send to its Chairman, within the 10 business days following their appointment and no later than 31 January of each year, declarations prepared in accordance with an Appendix to such Internal Regulation no. 4,08.

Additionally, where a member of the Audit Committee is or should be aware that a subsequent change regarding the independence, incompatibility and specialisation requirements applicable to such member has occurred or will occur, the member in question must send an updated declaration to the Chairman of the Audit Committee, reasonably in advance or, if not possible to send it in advance, immediately after the fact.

The Audit Committee assesses, from time to time, the compliance of its members with applicable rules on incompatibilities, independence and specialisation on the basis of such declarations, as well as of any other information of which the Audit Committee may be aware.

Furthermore, should the Audit Committee conclude that, at a certain point in time, a member fails to comply, or may eventually fail to comply, with the requirements as to incompatibilities, independence or specialisation as provided for under the Portuguese Companies Code, the Audit Committee will trigger the necessary mechanisms for replacement of such members as required for the composition of this corporate body to be in conformity with the applicable legal and bylaw provisions.

Independence of the members of the Company’s Audit Committee is also assessed in accordance with the tests known as Independence Tests set out in Section 303-A on Corporate Governance Standards issued by the NYSE, which are applicable to the Company as an entity with shares admitted to trading on the NYSE, under ADR form.

33. PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE AUDIT COMMITTEE

The curricula of the members of PT’s Audit Committee are shown in Appendix I.

OPERATION

34. OPERATING RULES OF THE AUDIT COMMITTEE

The Audit Committee has adopted its Internal Regulation, which may be consulted on the following electronic address: http://ir.telecom.pt/NR/rdonlyres/DD8D7660-6BA8-4B2E-A28D-F011B4BFCE87/1454226/Regulamento_Comissao_de_Auditoria_Ingles.pdf.

According to such Regulation, the Audit Committee meets at least once every two months, on the day and at the place established by its Chairman, although extraordinary meetings may be called upon by its Chairman or at the request of a majority of the members of the Committee.

Additionally, the Audit Committee may meet, on its own initiative, at least once every quarter of each financial year, separately with the Executive Committee, the Corporate Internal Audit Department and the Company’s External Auditors. Its members shall participate in the meetings of the Executive Committee in which annual financial statements are reviewed.

The Audit Committee shall not function without the presence of the majority of its members in office. Its Chairman may, when clearly urgent or there is a justified impossibility, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although no member may represent more than one other member of the Audit Committee.

The Audit Committee’s resolutions are approved by a majority of the votes cast, and its Chairman has a casting vote.

35. NUMBER OF MEETINGS OF THE AUDIT COMMITTEE AND DEGREE OF ATTENDANCE OF EACH MEMBER

During the 2013 financial year, 12 meetings of the Audit Committee took place. The degree of attendance of each member to these meetings was 100%.

36. AVAILABILITY OF EACH MEMBER OF THE AUDIT COMMITTEE AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE AUDIT COMMITTEE

The functions exercised by the members of PT’s Audit Committee in other companies as well as their other relevant activities are shown in Appendix I. The duties performed and the attendance and active participation of the members of the Audit Committee in the meetings of the Board of Directors and of the Audit Committee and, in respect of the Chairman of the Audit Committee, also the participation in the several internal committees — see point 35 of Part I above as well as the Report of the Audit Committee’s activities which is made available at the Company’s website — evidence the availability of each member of the Audit Committee to perform such duties.

COMPETENCES AND DUTIES

37. PROCEDURES AND CRITERIA APPLICABLE TO THE INTERVENTION OF THE SUPERVISORY BODY WHEN HIRING ADDITIONAL SERVICES FROM THE EXTERNAL AUDITOR

The services other than auditing services provided to the Company and to companies in a control relationship with PT by the External Auditor and entities in a holding relationship with or incorporated in the same network as the External Auditor were previously approved by the Audit Committee, upon review of each specific service, which considered the following aspects: (i) such services having no effect on the independence of the External Auditor and any safeguards used; and (ii) the position of the External Auditor in the provision of such services, notably the External Auditor’s experience and knowledge of the Company.

Furthermore, although hiring services other than auditing services to the External Auditor is admissible, it is envisaged as an exception. In this way, in 2013, such services reached only around 10% of the total amount of services provided by the External Auditor to the Company and to the entities pertaining to the PT Group.

Therefore, PT believes to comply with CMVM Recommendation no. IV.2 and IPCG Recommendation no. VII.2.4.

38. OTHER DUTIES OF THE SUPERVISORY BODIES

Regarding this matter, please see point 21 of Part I above.

IV. CHARTERED ACCOUNTANT (REVISOR OFICIAL DE CONTAS / ROC)

39. IDENTIFICATION OF THE CHARTERED ACCOUNTANT AND OF ITS REPRESENTING PARTNER

The 2012-2014 three-year term of office of the Chartered Accountant commenced on 27 April 2012, its effective member being the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda., registered in the Chartered Accountant’s Professional Association (“OROC”) under no. 44 and in the CMVM under no. 1054, represented by its partner and manager Pedro João Reis de Matos Silva, registered in the OROC as Chartered Accountant under no. 491.

40. NUMBER OF YEARS DURING WHICH THE CHARTERED ACCOUNTANT PERFORMS DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP

The Chartered Accountant performs duties in the Company consecutively since 2007, i.e., for seven years.

Pursuant to its duties, PT’s Audit Committee confirmed the independence of the Chartered Accountant, and appraised its work during the 2013 financial year as positive.

The remuneration of the Chartered Accountant for 2013 was 240,750 Euros, including the services rendered to the following companies pertaining to the PT Group: PT SGPS, PT Investimentos Internacionais, PT Ventures, PT Participações, TPT — Telecomunicações Públicas de Timor, PT Imobiliária.

41. OTHER SERVICES RENDERED TO THE COMPANY BY THE CHARTERED ACCOUNTANT

The Chartered Accountant did not render to PT any services other than auditing services, which in 2013 were rendered to the following companies pertaining to the PT Group: PT SGPS, PT Investimentos Internacionais, PT Ventures, PT Participações, TPT — Telecomunicações Públicas de Timor, PT Imobiliária.

V. EXTERNAL AUDITOR

42. IDENTIFICATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER, AS WELL AS THEIR RESPECTIVE REGISTRY NUMBER BEFORE THE CMVM

PT’s External Auditor, appointed for the purposes of article 8 of the the Portuguese Securities Code, is Deloitte & Associados, SROC SA, registered in the OROC under no. 43 and in the CMVM under no. 231, and it is represented since 2009 by its partner and director João Luís Falua Costa da Silva, registered in the OROC as Chartered Accountant under no. 883.

43. NUMBER OF YEARS DURING WHICH THE EXTERNAL AUDITOR AND ITS REPRESENTING PARTNER PERFORM DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP

The current External Auditor to PT (Deloitte & Associados, SROC SA, a company that was formerly called António Dias & Associados, SROC, SA) started its duties in mid-2004. Therefore, it performs duties in the Company for nine consecutive years.

The Chartered Accountant that, for 5 consecutive years (2009-2013), represents the External Auditor in the performance of its duties is its partner and director João Luís Falua Costa da Silva, registered in the OROC as Chartered Accountant under no. 883.

44. POLICY AND PERIOD FOR THE ROTATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER

There is no internal policy for the External Auditor’s mandatory rotation, apart from the one legally applicable to public interest entities. The mandatory rotation period applicable to the chartered accountant that represents the External Auditor in the performance of its duties results from article 54,2 of the OROC Statutes (7 years) and the more strict requirement set forth in letter (j) of Section 10A of US Securities Exchange Act of 1934, with the wording provided by Section 203 of Sarbanes-Oxley Act of 2002 (5 years), applicable to US Foreign Private Issuers.

After auditing the 2011 annual accounts, PT SGPS’ External Auditor completed its third term of office as a corporate body. However, considering that, according to CMVM Recommendation no. III.1.3 included in 2010 CMVM Corporate Governance Code, then in force, the decision to keep the External Auditor for more than three terms of office of the corporate bodies should be justified on a specific opinion by the supervisory body, the Audit Committee, at a meeting held for such purpose on 30 April 2012, reviewed the contractual background, qualification, expertise, independence conditions, professional relationship and benefits and costs of substitution of the External Auditor and unanimously decided there were sufficient valid grounds to keep the External Auditor in charge of the PT Group’s consolidation external auditing for the term of office commencing in the 2012, and therefore renewed the External Auditor’s term of office for the 2012-2014 three-year period. By way of such grounds, CMVM Recommendation no. III.1.3 and IPCG Recommendation no. VII.2.3 are observed.

45. CORPORATE BODY RESPONSIBLE FOR THE EVALUATION OF THE EXTERNAL AUDITOR AND FREQUENCY FOR SUCH EVALUATION

The Audit Committee is the corporate body responsible for the evaluation of the External Auditor.

In 2013, the External Auditor’s independence was safeguarded, in particular, by the implementation of the Company’s policy on pre-approval of the services to be hired to External Auditors (or any entity in a holding relationship with or incorporating the same network as the External Auditors), which results from the application of the rules issued by SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the services proposal made by the External Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly tax consultancy services and services other than “audit and audit related” services.

It should also be stressed that, in accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply with should there be an intention to hire persons currently employed by the External Auditing company.

The Audit Committee annually evaluates the External Auditor’s performance and independence, as described in the annual Report of the Audit Committee’s activities which is made available at the Company’s website. Pursuant to its duties and in line with CMVM Recommendation no. II.2.3, the Company’s Audit Committee assessed and confirmed the independence of the External Auditors, and appraised their work during the 2013 financial year as positive.

Up until the date herof, PT’s Audit Committee never found reasons to consider taking measures for the removal with fair grounds of an entity performing the duties of external auditor of the Company. As such, the abovementioned CMVM Recommendation no. II.2.3 has never been applied in this part and therefore is deemed totally complied with.

Finally, it should be mentioned that the internal control and risk management system implemented in the Company is submitted to certification by the External Auditors each year, in accordance with the stipulations of Section 404 of the Sarbanes-Oxley Act, and that no deficiencies classified as Material Weakness were reported by the External Auditors that might put into question the effectiveness of the system as implemented or its suitability to the needs of the Group. Additionally, in order to fully comply with CMVM Recommendation no IV.1, the External Auditors have also verified the application of the remuneration policies and systems in force in the Company during the 2013 financial year. For any additional information on this subject, we recommend that you read the Activity Report of the Audit Committee which is available at PT’s website.

46. SERVICES, OTHER THAN AUDITING SERVICES, PROVIDED BY THE EXTERNAL AUDITOR TO THE COMPANY AND/OR ENTITIES IN A CONTROL RELATIONSHIP, AS WELL AS INDICATION OF INETRNAL PROCEDURES FOR THE PURPOSES OF APPROVING THE HIRING OF THOSE SERVICES AND REASONS FOR SUCH HIRING

The services other than auditing services provided to the Company and to companies in a control relationship with PT by the External Auditor and entities in a holding relationship with or incorporated in the same network as the External Auditor are summed up in the table referred to in point 47 of Part I below.

These services were previously approved by the Audit Committee, upon specific review of each service, which considered the following aspects: (i) such services having no effect on the independence of the External Auditor and any safeguards used; and (ii) the position of the External Auditor in the provision of such services, notably the External Auditor’s experience and knowledge of the Company.

Furthermore, although hiring services other than auditing services to the External Auditor is admissible, it is envisaged as an exception. In this way, in 2013, such services reached only around 10% of the total amount of services provided by the External Auditor to the Company and to the entities pertaining to the PT Group.

47. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATIONS IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE

During 2013, the annual remuneration paid to PT’s External Auditors, Deloitte & Associados, SROC SA, and to companies pertaining to Deloitte’s international network was 1,821,580 Euros. This amount was paid for the provision of the following services (including the auditing of consolidated and individual accounts):

	2013		2012
	Amount (€)%		Amount (€)%
By PT SGPS
Auditing services	261,000	55	261,000	55
Other reliability guarantee services	163,100	35	182,705	38
Tax consultancy services	650	0	19,920	4
Services other than auditing services	46,431	10	13,000	3
Total	471,181	100	476,625	100
By PT SGPS and other Group companies
Auditing services	1,401,320	77	1,386,274	77
Other reliability guarantee services	240,662	13	254,934	14
Tax consultancy services	65,459	4	89,868	5
Services other than auditing services	114,139	6	70,846	4
Total	1,821,580	100	1,801,922	100

C. INTERNAL ORGANIZATION

I. BYLAWS

48. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY

Constitutive quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws is at issue, the General Meeting of shareholders may only resolve, on a first call, if shareholders owning at least shares corresponding to one-third of the share capital are present or represented. On a second call, no such requirement exists, and the General Meeting may resolve on any matter whatever the number of shareholders present.

Resolution quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws of the Company is at issue, the General Meeting of shareholders resolves by a majority of two-thirds of the votes cast.

However, if shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, an amendment to the Bylaws may be resolved by a majority of the votes cast, and no two-third majority is therefore required.

Thus, PT Bylaws establish no quorum other than established by the law for the General Meeting to be held or to approve resolutions.

The Board of Directors is, however, authorised to increase the share capital, subject to an opinion in favour issued by the Audit Committee and following a resolution of the General Meeting of shareholders, according to the terms described in point 9 of Part I above. The Board of Directors may also move the registered office of the Company within the national territory upon authorisation by the General Meeting of shareholders.

II. WHISTLEBLOWING

49. WHISTLEBLOWING

In January 2014, PT revised a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing, which was implemented in 2005.

Within this System, “undue practices” mean all acts or omissions, wilful or negligent, performed within the activities of the companies pertaining to the PT Group, that may have an impact on the financial statements or information sent to the Portuguese regulatory authority, CMVM, or the US regulatory authority, SEC, or those that cause damage to PT’s assets and reputation.

Taking this framework into account, Whistleblowing is any report of an event or of a justified suspicion of a fact, made by who knows or has consistent reasons to believe that there is evidence of any of the following:

•                       Violation of any law, rule or regulation;

•                       Fraud;

•                       Bad management;

•                       Abuse of authority;

•                     Fund squandering;

•                       Banking and financial crime.

Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each employee and by the uploading of a text on PT’s website.

Any employee or person outside the PT Group (meaning a person that does not belong to the Company’s staff — for instance, a shareholder, customer or supplier) may report undue practices through the following means:

•                       By e-mail, classified as “confidential”, addressed to the Qualified Communication Analysis Team (NAPQ — Núcleo de Análise de Participações Qualificadas) at https://napq.telecom.pt;

•                       By telephone, to the phone numbers indicated in PT Group’s institutional website www.telecom.pt;

•                       By registered mail, classified as “confidential”, addressed to the Qualified Communication Analysis Team at Av. Fontes Pereira de Melo nº 40, 10º, nº 10.23, 1069-300 Lisboa.

Suitable safety measures were implemented for the protection of information and data contained in communications. In particular, restricted access will be guaranteed, from a physical and logical perspective, to the System servers, and the means for gathering and filing information must be exclusive to the System.

Both confidentiality of the communication and anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is any kind of retaliation against those that make the said communications tolerated.

The Audit Committee ensures the receipt, analysis and subsequent treatment of accusations or charges, which are first received by the Qualified Communication Analysis Team, who process the communications and send them to the Audit Committee. The Audit Committee has powers to make the required decisions, reporting them to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified. Each quarter, the NAPQ will submit to the Audit Committee a report on the activities carried out, setting out recommendations in relation to each process concluded and received in such quarter.

III. INTERNAL CONTROL AND RISK MANAGEMENT

The information below includes points 50 to 55 of Part I of the form attached to CMVM Regulation no. 4/2013.

PT is an issuer of securities admitted to trading on NYSE, qualifying as a foreign private issuer, and as such PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the SEC for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and to the Final Rules approved by NYSE on corporate governance (Section 303A Corporate Governance Standards), all as described in Appendix II hereto.

PT has defined as a priority commitment the implementation of the internal control and risk management systems described below, corresponding to the demands to which PT is subject as a foreign private issuer, and simultaneously complying with CMVM and IPCG Recommendations in this matter, notably IPCG Recommendation no. IV.5, which recommends the Company to structure said systems in an adequate way considering its size and the risks inherent to its activity and strategic plan.

INTERNAL CONTROL SYSTEM

The Internal Control System implemented at PT was based on an internationally acknowledged model - COSO (Committee of Sponsoring Organisations of the Treadway Commission) - making use of the layers established according to such model, notably: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls. In addition, taking into consideration the SEC requirements, goals were identified as required to ensure that any processes, systems and business units having an impact on the steps conducive to the financial reporting have appropriate and operational controls.

The responsibility of the Internal Control Unit, which reports hierarchically to the CFO and functionally to the Audit Committee, consists in promoting a vision of an internal control system that is structured, sustainable and pointing towards the management of risks as identified by the organisation, not exclusively focused on compliance with applicable rules.

The identification of business units and processes on which existing controls are designed, implemented and improved is based on the identification of financial risks made by the main managers of the Group, the results of the risk management process, the materiality of the processes at a financial reporting level, and finally any legal requirements.

Internal control manuals are designed and controls are implemented for the most representative business units within the PT Group, and as to smaller size units and within the framework of improvement of internal control and risk management environment beyond mandatory rules PT has defined a set of minimum internal control requirements, particularly applicable to international transactions, which served as additional guidelines for the PT Group to define corporate policies. In some international business units, the Internal Control Unit implements and monitors the internal control system whenever the relevance of such units so determines.

The PT Group has implemented controls for each business cycle and classes of transactions thereof, all of which is described on the internal control manuals.

The identification and design of the controls that are relevant to financial reporting, whether preventive or detective or corrective, are documented on proper manuals according to the layers established by COSO. Manuals are revised where changes in the processes occur or periodically, in order to attest their adhesion to the reality of the Company’s operations.

Process description as set out on internal control manuals is composed, inter alia, of a detailed description of procedures carried out, identification of those responsible for their execution, identification of control objectives for each activity, periodicity of control execution and evidence supporting the same, identification of User Development Applications (UDAs), and whether control is aimed at mitigating a fraud risk or ensures segregation of duties (SoD). In this way, other than ensuring general awareness of existing controls, it is possible to guarantee audits as to control effectiveness.

At control typology level, and as mentioned above, the following controls were identified:

•             58 Entity Level controls, the purpose of which is to ensure a general supervision and guarantee that internal control environment exists, and which are carried out essentially by the Board of Directors, Executive Committee, Audit Committee and high management;

•             1,120 Process Level controls executed according to the business cycles and classes of transactions identified on the table above. Processes are designed end-to-end, taking into account the intervention of the various Group companies where the same are executed;

•             1,094 IT Level controls, the manual reference of which is the CobiT (Control Objectives for Information and Related Technology) Governance framework, also based on COSO, and which include controls for applications that are identified as critical. Reduction in controls as compared to the previous year results mostly due to the restructuring that occurred at information system directorates.

Currently, the PT Group has already identified around 176 processes and 2,272 critical controls for financial reporting. As to information systems, the PT Group has identified 31 critical systems, among which the billing systems, the SAP and the consolidation system.

The Internal Control Unit follows up, on a quarterly basis, the deficiencies reported and situations detected within the framework of SOX audits, either by the internal auditor or by the external auditor, to the various processes, and ensures the definition of action plans for mitigation and resolution of risks detected.

Additionally, the Company has designed a specific manual to address one of the identified operational risks: fraud risk. The purpose of this manual is documenting usual frauds in the business sector where PT is inserted, in order to permit a better management of this specific risk. Such manual, other than describing fraud procedures, contains an identification of controls and persons responsible for their implementation at PT Group level. The manual is revised when deemed necessary, taking into account inputs from the works carried out by the Internal Auditing pursuant to its activity, as well as from whistleblowing, if any, and benchmarking with other companies of the same sector.

As regards business in Portugal, the PT Group has also implemented an Integrated Management System (IMS) based on Quality (ISO 9001), Environment (ISO 14000) and Safety, Hygiene and Health at Work (OHSAS 18001) standards in which the PT Group is certified.

The IMS management policy emphasises the significance of the organisation at the level of compliance with the strategic commitment, both at quality, environment and health, hygiene and safety at work level, and at sustainability level, through the implementation of social responsibility policies or policies of dissemination of an excellence culture and quality that is transversal to all processes in the organisation. Such practices are, at all times, focused in exceeding the expectations of all PT Group’s stakeholders, notably its customers, shareholders, society, partners and other persons related to the organisation.

The PT Group has also implemented a methodology for analysis, evaluation and compliance with the legislation applicable to our certifications, and acts proactively in continuously improving its processes, taking into account the mitigation of operational, environmental and safety, hygiene and health at work risks as identified in the course of its current operation. The PT Group is also committed to disseminate the best practices with its suppliers and partners, thus ensuring a sustainable conscience for the business in the surrounding society.

INTERNAL CONTROL SYSTEM EVALUATION

The Internal Audit Department is responsible, at corporate structure level, for the evaluation of the PT Group’s internal control system and for existing risk management procedures at national and international level.

In the performance of its duties, this Department hierarchically reports to the Chairman of the Executive Committe and to the CFO and functionally reports to the Audit Committee.

The internal audit plan prepared by the Internal Audit Department is annually approved by the Audit Committee and Executive Committee of the PT Group, wherein are defined the audits to be performed and scope of internal control reviews. The objective of the audit assignments is to assess the internal control mechanisms in place to ensure the reliability and integrity of the financial and operational reports, operational efficiency and compliance with applicable laws and regulations.

The results of the Risk Management process are integrated in the Annual Audit Plan, in order to ensure that audits carried out address the main areas and risk factors that might materially affect the Company’s ability to comply with its strategic plan.

Within this context, operational, compliance, financial and information system audits are carried out, all along the year, in the main business and operations units of the Company worldwide, in order to ensure the following goals:

•             Operational Audits — assessment of operational risk management procedures and of mechanisms that guarantee operational efficiency and that have a relevant impact on the pursuance of the Company’s strategy and on key value drives, in the different geographies where the Company operates;

•             Compliance Audits — ensures that the Company’s activities comply with relevant laws and regulations;

•             Financial Audits — ensuring the effectiveness of control mechanisms associated with the collection, processing and disclosure of financial and accounting information. Within this framework, audits are carried out to ensure compliance with the Sarbanes Oxley Act, which requires the assessment of control procedures associated to the preparation of the Financial Statements. These evaluations are subject to certification by the External Auditor;

•             Information Systems Audits — verification of the effectiveness of the controls addressing the risks associated to Information Systems, and which allow for ensuring security, integrity and availability of information that is critical for the business and recovering the systems in the event of interruption of operations.

The Internal Audit Department is also responsible for internal audits to the various business units held by Portugal Telecom at national and international level, and plays a functional coordination role in the various audit teams that exist in a few international units, for instance Brazil and Namibia.

The progress of the execution of the Internal Audit Plan as defined, as well as the aggregate results of audits carried out, are reported each quarter to the Company’s Audit Committee and Executive Committee for the follow-up of the progress of the internal control and risk management system.

Internal control reviews are based on the COSO Framework (Committee of Sponsorship Organisations of the Treadway Commission), COBIT Framework (Control Objectives for Information and Related Technology), requirements of SEC and PCAOB, since Portugal Telecom is listed in NYSE and must comply with Section 404 of the Sarbanes Oxley Act.

Internal Audit activities are performed in accordance with Internal Audit Professional Standards issued by the Institute of Internal Auditors (IIA). During 2011, Internal Audit at Portugal Telecom was submitted to an external quality assessment through which it renewed its quality certification, issued by IIA.

As referred to above, the Company is therefore in compliance with CMVM Recommendations no. II.2.4 and II.2.5.

MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS

Following the management process for risks that might adversely affect the business of PT, the following should be highlighted:

Relevant Risks
Regulation

PT is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

The Regulation Department is in charge of the management of regulation risk and must be up to date on new regulations applicable to the sector with an impact on PT. The risk management strategy and response is coordinated between the Regulation Department and the different operational areas.

Within the monitoring of the various risks and opportunities related to regulation, we highlight the following matters: (i) next generation networks; (ii) network security and data privacy; (iii) retail offers and pricing; (iv) wholesale reference offers; (v) universal service; (vi) radio-electric spectrum; (vii) relevant broadband markets; (viii) roaming regulation; (ix) digital dividend; (x) cloud computing; and (xi) cinema law.

Additional detail regarding regulation that might impact the Company is included in the Regulatory Background chapter of the Annual Report.

Strategic Risks	Competition

There is a possibility of a decline in PT’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; (v) operator mergers and consolidations; and (v) re-configuration of the value chain from the customer’s viewpoint.

Domestic Operations

On the Portuguese market, PT will continue to be a customer-oriented company focused on innovation and execution, managing its business along customer segments aiming at:

 (1) Residential: PT has been leveraging on the increased capacity of its new generation access networks to provide a differentiated and sophisticated TV experience anchored on premium content and a multi-screen strategy with seamless access to content on PCs, TVs and smartphones. MEO, PT’s triple-play service, offers a differentiated customer experience through (i) a non-linear experience with video-on-demand, pause and restart-TV, (ii) a complete ecosystem for TV apps (Facebook, games, music, Kids and Sapo); (iii) interactive features providing additional depth over key channels and contents; and (iv) user-generated content with MEO Kanal, a channel creating service that generated the first network effect on TV. The differentiation of MEO is not limited to fibre customers, as PT has also invested in a premium satellite service, with the current DTH service offering eight HD channels, digital recording, video-on-demand and interactive apps. Residential segment performance has been anchored on the success of our triple-play offering that has achieved market share leadership on the back of its differentiated value proposition.

On January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service. The M4O offer was extended to satellite costumers in July 2013, making the service available nationwide.

MEO’s M4O enables a unique customer experience reflected in the: (i) billing, through a single invoice and value for the entire family, allowing total cost control; (ii) self-care, with an integrated online portal for all products and services; (iii) CRM, allowing for an integrated customer view, and (iv) sales, giving PT’s customers an integrated experience online and at the stores.

(2) Personal: PT’s strategy for the Personal customer segment is anchored on: (a) M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid; (b) mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 92% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its

4G-LTE offer.

Commercial offers include: (i) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (ii) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-thego (mobile TV — MEO GO!; music on demand — Music Box; navigation app — MEO Drive, and Cloud PT, which offers 16Gb of cloud storage space for free); and (iii) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national WiFi network.

On January 2014, Portugal Telecom has changed the organizational model that supports its domestic business and operations, which resulted in the merger of the residential and personal segment into a single one — Consumer Segment. This organizational restructuring will reinforce the efficiency and effectiveness of its business processes.

(3) Enterprises: In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

PT has repositioned the M4O offer, available to the small and medium enterprises, in terms of pricing and adding more TV channels available. This includes the repositioning of IT portfolio, extending the existing tariff plans and creating new ones, in order to have a more comprehensive offer.

In 3Q13, PT launched the M3O Fibre, ADSL and Satellite offer, available to the small and medium size businesses, with pay-TV, fixed voice and mobile for the customers that do not want fixed broadband.

In what concerns the corporate segment, PT has simplified its commercial offer of Managed Services, discontinuing certain services and standardising its offer across all areas, WAN, LAN/WAN and voice.

International Operations

At the international level PT will remain focused on the operational performance of its assets and on the sharing of best practices across the various businesses. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

Technological Innovation

With a background of quick technological changes of the business sector in which PT operates, the Company is subject to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Innovation continued to be a top priority for PT, given its key role in ensuring sustained growth, particularly in a difficult economic context which forces higher competitiveness in product offering and simultaneously demands a higher efficiency in its development and go-to-market processes

Therefore, a clear focus on innovation has been at the heart of PT’s investments and projects in recent years, aiming to anticipate future consumer and technology trends, thus enhancing the company’s ability to deliver disruptive solutions to the marketplace. PT developed a structured approach to promote the culture of innovation across the whole company and aiming to establish a balanced portfolio of projects. We are constantly reviewing allocation of capital, people and mindshare of the organization across 3 time horizons and risk levels: (1) incremental innovation (business as usual, low-risk and short term optimisations); (2) planned innovation (business development, medium-term and medium-risk developments); and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). To develop a winning go-to-market strategy and reduce investment risks we work with a broad network of partners in leading edge companies, abroad and in Portugal.

Additional detail regarding Technological Innovation that might impact the Company is included in the Research and Development chapter of the Annual Report.
Economic environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of PT. In this sense, management continuously monitors impacts on the operational and financial performance of PT.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies where it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Exchange rates

Foreign currency exchange rate risks relate mainly to Portugal Telecom’s investments in Oi and Contax in Brazil, Unitel and other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

Exchange rate fluctuations of those currencies against the Euro affect the translation of the results attributable to PT, and therefore impact PT’s results and asset position. Additionally PT is also exposed to exchange rate risks as regards debt in a currency other than Euro.

The risks related to debt denominated in currencies different from the Group companies’ functional currencies were basically related to foreign currency debt contracted by Oi and its subsidiaries.

The Company does not have a hedging policy regarding the value of these Investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Additional detail regarding exchange rate risks and its exposure that might impact the company is included in the Notes of the Financial Statments of the Annual Report.

Financial Risks	Interest rates

Interest rate risk basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. Portugal Telecom is exposed to this risk primarily in the Euro zone and in Brazil.

The Group’s proforma consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP, a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA, a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI, an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for US Dollar-denominated debt. With the purpose of reducing the impact of these risks, the Group entered into interest rate swaps, swapping floating rate into fixed rate debt.

The Oi debt is consolidated under the equity method in the Portugal Telcom financial statements.

Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

Additional detail regarding interest rate risks that might impact the Company is included in the Notes of the Financial Statments of the Annual Report.

The purpose of the financial instruments entered into by Portugal Telecom is to reduce the risk of exposure to changes in interest and exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

Regarding Oi’s financial instruments, which represent the major part of the Group’s total financial instruments, Oi’s Executive Committee annually agrees with the Board of Directors to follow a specific risk guideline, which is equivalent to the worst expected impact on financial income (expenses) of the net income of the Oi Group, with a 95% level of confidence. To ensure a proper risk management in accordance with the risk guideline, Oi may enter into hedging instruments, including derivative transactions such as swaps, currency forwards and options. Oi and its subsidiaries do not use derivative instruments for other purposes.

The exchange and interest rate financial instruments contracted by Oi are consolidated under the equity method in the Portugal Telecom financial statements.

Additional detail regarding financial instruments is included in the Notes of the Financial Statements of the Annual Report.

Credit

Credit risks relate mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss for the PT Group. Portugal Telecom is mainly subject to credit risks in its operating and treasury activities.

Credit risks in operations relate to outstanding receivables from services rendered to our customers. These risks are monitored on a business-to-business basis, and PT’s management of these risks aims to: (i) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (ii) monitor the evolution of the level of credit granted; (iii) perform an impairment analysis of its receivables on a regular basis; and (iv) assess the market risk where the customer is located.

Risks related to treasury activities result mainly from the cash deposits on investments made by the PT Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with reputable financial institutions and diversifying counterparties.

As of 31 December 2013, Portugal Telecom had an account receivable from Unitel related with dividends from fiscal years 2012 and 2011, in the amount of 206 million Euros, having received the last payment of dividends in November 2012. For certain dividend payments Unitel is awaiting the authorisation from the Central Bank of Angola and for other amounts due the authorisation was received but Portugal Telecom has not yet received them.

Additional detail regarding credit risks that might impact the Company is included in the Notes of the Financial Statments of the Annual Report.

Liquidity

These risks may occur if funding sources, such as available funds, operational cash flows and funds obtained through disinvestment, credit lines and cash flows, fail to meet existing needs, such as disbursements for operational activities and funding for investment, shareholder remuneration and debt reimbursement.

In order to mitigate these risks, Portugal Telecom seeks to keep a liquidity position and an average debt maturity permitting it to repay its short-term debt, and settle its contractual obligations at the same time. Additionally, Portugal Telecom’s capital structure is managed in such a way as to ensure its capacity to pursue its various businesses and maximise shareholder return. PT reviews its capital structure from time to time, taking into consideration the risks associated to each capital class.

Additional detail regarding liquidy risks that might impact the Company is included in the Notes of the Financial Statements of the Annual Report.

Operational Risks	Infrastructure capacity

The capacity and availability of network infrastructures are essential features for PT to ensure continued critical operations within high quality parameters aimed not only at customer satisfaction, but also in compliance with regulatory requirements. In this way, PT has strongly emphasized the management process of this risk, not only at infrastructure availability and resilience level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases PT’s exposure to the occurrence of breakdowns and incidents.

Within this scope, follow-up and risk mitigation actions are carried out as follows:

• Securing the telecommunications core network;

• Preparation of risk maps for the various technological platforms, identifying dependencies and single failure points;

• Definition and implementation of disaster recovery plans;

• Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

• Investment in new generation networks and preventive maintenance actions;

• Investment in information systems to support the activity of technical teams;

• Investment in a new state of the art Datacenter, in order to ensure the resilience and capacity of the infrastructure.

Increased resilience of the core services of PT through the work of the Business Continuity should also be highlighted, in particular the companies ability to respond to incidents and disaster in the following areas:

• Prevention: Planning and preparation in order to reducethe impact of incidents on critical processes supporting the business;

• Emergency response and recovery: Business continuity and disaster recovery plans that reduce the time of recovery of critical processes in case of catastrophic events.

Strategic partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv) terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the Company’s exposure to environmental damages that might consist in (i) liability towards third parties for any material damage caused; and (ii) liability towards Governments or third parties for the cost of waste removal, added by possible compensations.

This way, PT has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) resource consumption; (ii) waste production and routing; (iii) atmospheric emissions; (iv) noise and electromagnetic fields; (v) a supplier’s sustainability program; and (vi) awareness and training campaigns.

Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent retention

The Company’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where Portugal Telecom operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

• In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of PT;

• In the identification of key-elements of PT, and then implement retention strategies as appropriate for the segments defined for its management.

Additional detail regarding mitigating actions for addressing the talent retention risks is included in the Notes of the Financial Statements of the Annual Report.

In the context of the PT/Oi merger, during 2014, the risk factors will be reviewed and reassessed after the conclusion of the transaction and in line with its outcome.

RISK MANAGEMENT

PT’s priority commitment consists in the implementation of mechanisms for assessment and management of risks that might affect its operations, the execution of the plan and the compliance with the strategic goals defined by the Board of Directors. Such mechanisms are based on an integrated transversal risk management model, which seeks to ensure, inter alia, implementation of good corporate governance practices and transparency in communication to the market and shareholders.

As a structured and systematised approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviours.

Risk Management is sponsored by the Executive Committee in articulation with the management teams for the various businesses, at national and international level, in such a way as to identify, assess and manage uncertainties, threats and opportunities that might affect the pursuance of the plan and compliance with strategic goals.

The Internal Audit and Risk Management functions, with hierarchical reporting to the CEO and CFO and functional reporting to the Audit Committee, support the Company’s Executive Committee in implementing the risk management system and permanently assessing risk management procedures in place, in order to ensure the following goals:

•             Implementation of a corporate risk management model in line with the PT Group’s strategic goals;

•             Identification and analysis of the main risks to which PT and its subsidiaries are exposed within the framework of the conduct and pursuance of their business;

•             Identification and analysis of the main risk factors and events that may significantly affect operation in the normal course of PT and its subsidiaries in terms of:

•             Impact;

•             Probability of occurrence;

•             Associated control level and response capacity in a crisis;

•             Speed at which the risk or event may materialise;

•             Identification of improvements in control and follow-up of mitigation plans associated to critical risk factors;

•             Improve the quality of information supporting the decision-making procedure;

•             Reporting the results of the risk management process and warnings in the event of occurrence or identification of new critical risks.

It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive independent Directors. Within the functions of this body regarding the supervision of the efficiency of the risk management system, the following duties should be highlighted:

•             Supervise the adoption of principles and policies for the identification and management of the main risks of a financial or operational nature or other relevant risks in connection with the PT Group’s business, as well as of measures intended to monitor, control and disclose such risks;

•             Evaluate, each year, all internal procedures on the matters of risk detection and safeguarding of Company assets;

•             Monitor the analysis, revision and implementation of measures and plans in order to follow up, improve and/or correct the internal control system and the measures and plans proposed within the framework of the Company’s risk management systems.

Further to the above, PT believes to fully comply with IPCG Recommendation no. VI.3.

RISK MANAGEMENT PROCEDURE

The Risk Management procedure implemented in PT is based on an internationally acknowledged methodology — COSO II, developed by the Committee of Sponsorship Organisations of the Treadway Commission. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and strategic goals.

Considering PT’s need for clear assessment and management mechanisms for the risks affecting its businesses, the following components were defined in the implementation of the risk management procedure:

•             Risk Dictionary to ensure the description, in a clear objective manner, of a common risk language to be used both internally and in the various disclosures made to the market on this matter;

•             Risk Management Methodology, which formalises the relevant risk identification, analysis, mitigation and report processes and procedures;

•             Centralised Risk Record of all information associated to each relevant risk, which simplifies the correlation analysis between the various risk factors recorded, as well as the ranking of the priority for each risk response and the identification of synergies between the various risk mitigation actions.

It should be stressed that the instituted model also addresses the corporate sustainability goals classified as strategic for the PT Group, and it is subject to analysis and benchmarking to the industry best practices by the Dow Jones Sustainability Index. It should also be stressed that, in 2009, 2010, 2011 and 2012, PT was recognised in this matter with a 97% classification within the evaluation procedure for incorporation in such index.

Risk Dictionary

The Risk Dictionary defines the risk factors that might generally affect PT and its subsidiaries, contributing to a common and transversal risk language, through the whole organisation. However, such dictionary is not intended to be deterministic, since new risks may be identified and it is updated in a systematic manner and where justifiable.

This component of the risk management procedure is structured in three major risk categories according to the risk’s nature:

•             Strategic Risks: These correspond to risks that depend on external factors to the PT Group that might affect its performance, strategy, operations and organisation. Due to their nature, the origins of environment risks imply that their associated impact must be appropriately anticipated and the materialisation of their associated risk factors and mitigation strategy in the event of a crisis must be timely identified.

•             Operational Risks: These result from and are inherent to business activities and internal processes, and management may ensure their control at their origin, in a preventive manner.

•             Financial Risks: Associated to the PT Group’s financial performance and to the transparency in its communication to the market.

The table below shows the risks currently identified at the level of the Risk Management Model of the PT Group on which all the risk management procedure is developed.

Strategic Risks	• Competition • Economic Environment • Innovation • Shareholder Expectations • Legal • Tax • Regulation • Customer Needs	• Politics / Sovereignty • Business Sector • Governance • Reputation & Image • Licence / Concession Management • Business / Investment Portfolio • Social Environment & Stakeholder Relationship

Operational Risks

•  Environmental

•  Sales channel & customer  support

•  Network/Platform Infrastructure

•  IS/IT Infrastructure

•  Development of Products & Services

•  Brand Erosion

•  Service Failure / Product Deficiency

•  Logistics

•  Hygiene & Safety

•  Inefficiency

•  Business Interruption

•  Talent procurement / development & retention

•    Service Quality

•    Purchases

•    Partner Management / Outsourcing

•    Revenue Assurance / Billing

•    Authority / limits

•    Communication

•    Leadership

•    Performance Incentives

•    Information Security, Data Privacy & Asset Protection

•    Fraud

•    Organisation Structure

•    Performance Evaluation

•    Pricing

•    Contractual commitments / contractual management

Financial Risks	• Credit • Equity • Exchange • Interest rates • Cash-flow / Liquidity	• Financial Instruments • Access to Funding • Financial Reporting • Stock Value • Guarantees

Risk Management Methodology

The risk management methodology formalises procedures and responsibilities that are properly aligned with the strategy and exposure level/risk tolerance determined for the PT Group. This tool identifies:

•             Responsible for the evaluation and approval of risks and risk factors that affect the business;

•             The persons responsible for the management of identified risks and the manner in which such risk should be analysed and mitigated;

•             Monitoring procedures for mitigation actions for each risk, according to the risk management strategy adopted by the Executive Committee and supervised by the Audit Committee;

•             Disclosure and reporting procedures for information issued from the risk management procedure.

Operational implementation of the risk management methodology is an interactive cyclical process that may be summarised on the following table and diagram:

Risk Management Methodology

Executive Committee	• Identify main risks affecting PT Group • Define Risk Managers • Decide on action & prioritisation of mitigation actions

Audit Committee	• Evaluate risk management model • Propose improvements & changes to model • Review the main risks

Risk Management Function

•  Support the definition & implementation of a risk management model in line with best practices

•  Monitor risk management model & ensures that the information from different PT Group companies is correctly integrated

•  Support Executive Committee & Audit Committee in defining materially relevant risks

•  Follow up on the action plans required to guarantee correct treatment of identified risks

Business Management Risk Managers

•  Manage materially relevant risks

•  Implement actions required to ensure appropriate  control

•  Evaluate & quantify residual risk to which the company is exposed

•  Identify critical areas of risk exposure and propose mitigation actions

•  Provide feedback regarding the Risk Management Model, and warn about new risk exposures or control environment degradation

Internal Audit Function	• Evaluate the effectiveness of control mechanisms at reliability & integrity level of financial & operational reports, efficiency of operations & compliance with laws & regulations.

During the 2013 financial year, a re-evaluation was carried out on the risk areas that might affect, in a more significant manner, PT Group’s capacity to achieve its strategic goals, notably: (i) scale growth; (ii) increase in international contribution; (iii) leadership of consumer market in convergence and of corporate market in ICT; (iv) top tier in the sector in technology, customer experience and operational efficiency; (v) be a reference of corporate sustainability in countries where the PT Group operates.

Following this analysis, relevant risks were ranked for analysis and detailed assessment, which involved 44 departments/operational areas charged with the management of such risks, in order to identify events and factors that might affect the PT Group’s operations and activities, as well as the control procedures and mechanisms associated thereto.

The impact and probability of occurrence was measured for each of the 323 identified risk factors, and, according to the level of exposure or residual risk, a risk response strategy was defined, notably: (i) to reduce the risk through implementation of controls reducing the probability of risk occurrence or its impact in case the risk materialises; (ii) to accept the risk in situations where the residual risk is deemed acceptable and the cost of implementation of additional controls exceeds the expected benefits; (iii) to share the risk, by reducing the exposure of the PT Group through the total or partial transfer to other entities, resorting to insurance, derivatives or joint-ventures; or (iv) to avoid the risk, by abandoning the business or procedures generating such risk (e.g.: abandoning a geographical area or a business). It should be stressed that an analysis was made to the implementation status of the mitigation measures planned for 2012, and it was observed that all actions classified with high priority in terms of risk mitigation were timely implemented.

Centralised Risk Record

Implementation of a centralised compilation of all information associated to each risk that is relevant to the PT Group is a critical factor for an appropriate analysis and ranking of response actions to relevant risks. Risk recording as currently implemented associates to each risk:

•             Risk factors that, in case they materialise, might relevantly affect the PT Group;

•             Potentially affected strategic goals;

•             Existing control structures, procedures and indicators to monitor and mitigate risk factors;

•             Qualitative evaluation of control and residual risk associated to each risk factor;

•             Quantitative evaluation of impact, probability of occurrence and speed at which the risk factor might materialise;

•             Improvement and mitigation plans or critical risks response actions.

In order to further improve the risk management process, the PT Group planned to complete, in 2013, the implementation of a new online risk record tool, which will enable to increase the scope of the assessment and streamline the process of identifying, assessing and updating risk.

In line with its strategic goal to be a reference in corporate sustainability, PT had also planned a development, during 2013, of its risk management model as regards social environment and stakeholder relationships in articulation with the PT Group Sustainability Committee, strengthening the already existing analysis on matters such as eco-efficiency, human rights and value chain, including supplier relationships.

IV. INVESTOR SUPPORT

56. INVESTOR SUPPORT OFFICE, COMPOSITION, DUTIES, INFORMATION PROVIDED BY THE SAME AND CONTACT DETAILS

It is PT’s policy to supply clear and transparent information, on a regular basis, to its shareholders and other members of the financial community.

The purpose of the Investor Relations Office consists in ensuring adequate relations with shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general — shareholders, investors and analysts.

During 2013, PT pursued its investor relation activities, and held several events, notably road shows, presentations to investors and analysts, meetings and conference calls, and it has taken part in conferences in Europe and the United States.

The quality of the investor relation activities was once again acknowledged by the financial community both at national and international levels. Any interested party may have access to the Investor Relations Office through the following contacts:

Nuno Vieira Investor Relations Office
Telephone:	+351.21.500.1701
Fax:	+351.21.500.0800
E-mail:	nuno.t.vieira@telecom.pt
Address:	Av. Fontes Pereira de Melo, 40-9º, 1069-300 Lisboa — Portugal
Company Switchboard:	+351.21.500.2000
Websites:	http://www.telecom.pt; http://ir.telecom.pt

In addition to other information, the Investor Relations Office keeps the following information updated on PT’s website, in Portuguese and in English, therefore PT fully complying with CMVM Recommendation no. VI.1 and IPCG Recommendation no. II.1.2:

•                       Company name, its nature of public company, registered office and other data pursuant to article 171 of the Portuguese Companies Code;

•                       The Bylaws;

•                       Operating rules of the corporate bodies and of the committees created within the Board of Directors;

•                       The identity of the members of the corporate bodies and of the representative for relations with the market;

•                       Duties of and access means to the Investor Relations Office as described above;

•                       For a period of five years, the annual, interim and quarterly financial statements;

•                       A schedule of corporate events, which includes, among other information, scheduled General Meetings of shareholders and disclosure of annual, interim and quarterly accounts;

•                       Notices of the General Meetings of shareholders, as well as proposals to be submitted to discussion and voting by the shareholders, at least 21 days in advance of the meeting date;

•                       Historical collection with the resolutions passed at the Company’s General Meetings of shareholders, the share capital therein represented and the voting results, regarding the previous three years;

•                       In general, information allowing an updated knowledge about the Company’s evolution and reality in economic, financial and corporate governance terms.

57. REPRESENTATIVE FOR RELATIONS WITH THE MARKET

Regarding this matter, please see point 56 of Part I above.

58. INFORMATION ON RESPONSE PROPORTION AND PERIOD TO INFORMATION REQUESTS MADE DURING THE YEAR OR PENDING FROM PREVIOUS YEARS

The Investor Relations Office receives daily calls with various questions, including clarifications on dividends, General Meetings of shareholders and others, typically answered immediately, when the information is public.

In addition, the Investor Relations Office regularly receives requests by e-mail or post, and depending on the technical complexity of the query it may take longer to answer, but typically it takes less than five business days.

Therefore, PT believes that its Investor Relations Office ensures a permanent contact with investors, analists and the market in general as well as a treatment and record of investors’ requests in compliance with CMVM Recommendation no. VI.2 and IPCG Recommendation no. I.1.1.

V. INTERNET WEBSITE

Regarding the information included in points 59 to 65 of Part I of the form attached to CMVM Regulation no. 4/2013, please refer to point 56 of Part I above.

D. REMUNERATION

I. COMPETENCE FOR DETERMINATION

66. COMPETENCE FOR THE DETERMINATION OF THE REMUNERATION OF CORPORATE BODIES, MEMBERS OF THE EXECUTIVE COMMITTEE AND COMPANY’S OFFICERS

The Compensation Committee is elected by the shareholders at a General Meeting and serves the purpose of defining the remuneration policy of the members of the corporate bodies, determining the remunerations applicable taking into consideration the performance (notably taking into account the evaluation made by the Evaluation Committee) and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ and the Company’s performance, checking the extent to which the proposed targets have been achieved. The Compensation Committee meets whenever necessary.

The remuneration policy applicable to the PT Group’s officers (in the meaning of article 248B,3 of the Portuguese Securities Code), other than those incorporating the management and supervisory bodies, is determined by the Board of Directors.

II. COMPENSATION COMMITTEE

67. COMPOSITION OF THE COMPENSATION COMMITTEE, INCLUDING THE IDENTIFICATION OF THE PERSONS OR CORPORATIONS HIRED TO SUPPORT IT AND INDEPENDENCE STATEMENT REGARDING EACH OF ITS MEMBERS AND CONSULTANTS

The current members of the Compensation Committee, elected for the 2012-2014 three-year term of office, are the following:

Composition

Álvaro Pinto Correia	Chairman
Francisco Esteves de Carvalho	Member
Francisco Barros Lacerda (1)	Member
António Sarmento Gomes Mota (2)	Member

(1) Office suspended since 24 August 2012.

(2) Elected on 19 April 2003 to complete the current term of office.

Notwithstanding the necessary articulation of this Committee with the Board of Directors, the composition of the Compensation Committee seeks to obtain the highest possible level of independence of its members from the members of the management body. No member of the Compensation Committee is a member of any corporate body or committee within the Company, and no member of the Compensation Committee has any family connection to any member of the management body by way of marriage, kindred or affinity in a direct line and up to and including the third degree. PT therefore complies with CMVM Recommendation no. II.3.1 and IPCG Recommendation no. V.2.1.

In the performance of its exclusive powers in the matter of remuneration determination under article 399 of the Portuguese Companies Code, PT’s Compensation Committee is supported by the Evaluation Committee, which, as described above, has consultive powers as required to provide technical support to the Compensation Committee as provided for under the Internal Regulation of the Evaluation Committee.

As an example, the Evaluation Committee shall:

(a)        Establish, for each term of office and each year, the goals for the Executive Committee of the Company, taking into account the plans approved by the Board of Directors and for purposes of establishment by the Compensation Committee of the relevant criteria in the matter of remuneration;

(b)        Propose to and discuss with the Compensation Committee the policy to be followed by the Company, for each term of office and in the long term, in the matter of fixed and variable remuneration;

(c)         Appraise, each year, the performance of the Executive Committee, according to objective criteria as approved by the Compensation Committee for purposes of fixing the variable component, upon hearing the Chief Executive Officer.

In this way, without prejudice to all legal and Bylaw powers of the Board of Directors and Compensation Committee, the Evaluation Committee, as a committee within the Board whose primary purpose consists in reinforcing transparency, accountability and specialisation of policy evaluation and definition processes and remuneration amounts, serves as a catalyst to the remuneration evaluation and determination system in PT.

Taking into account the high and growing level of complexity of these matters, primarily linked to attracting and retaining assets as well as to the implementation of strategic goals and risk undertaking, PT’s Board of Directors has deemed the creation of this consultive committee as a material element to support the management body and the Compensation Committee.

In fact, the members of this specialised committee, having a specific knowledge of the business and the market, as well as of PT’s strategy and goals, increase the potential for an enlightened and transparent decision-making process by the management body and the Compensation Committee.

In this connection, during the 2013 financial year, for the purpose of performance of its duties the Compensation Committee did not resort to the services of any physical person or legal entity, notably companies hired by PT or of the current consultants to the Company for the provision of other services. Therefore, PT complies with CMVM Recommendation no. II.3.2 and IPCG Recommendation no. V.2.5.

Furthermore, it should be stressed that the Evaluation Committee may hire, as provided for under its regulation, independent consultants, auditors, legal assistants or other experts to provide services and assistance as required for the fulfilment of its powers and duties.

68. KNOWLEDGE AND EXPERIENCE OF THE MEMBERS OF THE COMPENSATION COMMITTEE IN THE MATTER OF REMUNERATION POLICY

All members of the Compensation Committee have knowledge and experience in the matter of remuneration policy.  Some of them belong or have belonged to compensation committees of other listed companies.

III. REMUNERATION STRUCTURE

69. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009

The remuneration policy for executive and non-executive members of the Board of Directors (such policy including the members of the supervisory body) in force during the 2013 financial year is described on the declaration by the Compensation Committee on this matter as approved by the 2013 annual General Meeting of shareholders, pursuant to article 2,1 of Law no. 28/2009, of 19 June 2009, and IPCG Recommendation no. V.2.2. Such declaration is reproduced in Appendix III hereto.

The relative significance of the variable and fixed components of director remuneration, as well as an indication of the maximum limits for each component, that were in force during the 2013 financial year are described on the declaration on remuneration policy set out in Appendix III.

In line with IPCG Recommendation no. V.2.4, the Chairman of the Compensation Committee was present in the Company’s 2013 Annual General Meeting, therefore being able to provide the clarification deemed necessary regarding the remuneration policy submitted.

In this way, the remuneration of executive directors for the 2012-2014 term of office is composed of a fixed remuneration and a single variable remuneration allocated each year but keeping the achievement of the Company’s sustainability levels implied in the option for deferment of payment of 50% of such variable remuneration for a three-year period, subject to maintenance of a positive performance by the Company under conditions as defined.

The fixed remuneration is limited to an annual amount established by the Compensation Committee (to be paid 14 times per year), which is determined in accordance the functions performed, resulting in a different remuneration for the members of the Audit Committee (and amongst these the Audit Committee’s Chairman and financial expert), all the other non-executive directors (and amonst these the members of specialised committees of the Board of Directors), as well as the Chairman and members of the Executive Committee.

The remuneration policy applicable to the non-executive members of the Board of Directors (including the members of the Audit Committee) does not include any variable component, i.e., whose amount depends on the Company’s performance or value. PT therefore complies with CMVM Recommendation no. III.2 and IPCG Recommendation no. V.2.2.

The possibility of granting a bonus to the Chairman of the Board of Directors in function of the evaluation of the performance of his duties, as described in the statement contained in Appendix III, not only is not dependent on the Company’s performance, but also has ceased to be applicable as a result of the combination of executive duties occurred in the meantime. The Chairman of the Board of Directors and of the Executive Committee, as well as the other executive directors, benefits from the variable component set forth in the remuneration policy in force.

The variable remuneration of executive directors is dependent on achievement of pre-determined goals, and it may amount to 160% of the fixed remuneration (50% being deferred for a three-year period, as described below) in the event of a 100% pre-determined goal achievement, in line with the values fixed for the remuneration policy during the previous term of office.

Following the determination of the variable remuneration according to this method, the Compensation Committee may increase or reduce in no more than 10% the variable remuneration of the Chief Executive Officer and all the other members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and the Chief Executive Officer, respectively. In any case, and  even if the level of achievement of pre-defined goals is in excess of 100%, the amount of the variable remuneration will not exceed in over 12.5% the variable remuneration corresponding to 100% goal achievement added by the said grossing up.

The variable remuneration to be allocated for the performance of the year is determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of achievement of a combination of indicators associated to performance and sustainability of the Company, defined by the Compensation Committee elected at the 2012 General Meeting of shareholders, provided that at least 85% of the goals established for each such indicator must be achieved. The performance evaluation is made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT share, including not only the trading price variation but also any payments made (dividend);

•                  The global earnings of the PT Group;

•                  The overall EBITDA — CAPEX of the PT Group;

•                  PT’s sustainability index (using the Dow Jones Sustainability Index methodology); and

•                  The achievement of the strategic goals at a national and international level.

Furthermore, upon preparation of the new corporate body remuneration policy in 2012, a benchmarking study was made covering around 140 companies, which enabled us to confirm that the relationship between fixed and variable remuneration as established for the members of the Executive Committee in the 2009-2011 and 2012-2014 terms.

From all the above mentioned results that overall the variable component vis-a-vis the fixed component of the remuneration present a reasonable relationship, and therefore PT considers that CMVM Recommendation no. III.3 was complied with.

At the Annual General Meeting of shareholders to be held in 2014, the declaration of the Compensation Committee on the remuneration policy for the members of PT’s management and supervisory bodies for 2014 will similarly be submitted to the shareholders under an autonomous item on the agenda. Such declaration will essentially maintain the policy defined in 2012 and approved by the General Meeting of shareholders held on 27 April 2012.

70. INFORMATION ON THE HOW THE REMUNERATION IS STRUCTURED IN ORDER TO PERMIT THE ALIGNMENT OF THE DIRECTORS’ INTERESTS WITH LONG TERM INTERESTS OF THE COMPANY, AS WELL AS HOW THE REMUNERATION IS BASED ON PERFORMANCE AND DISINCENTIVES EXCESSIVE RISK TAKING

As results from the remuneration policy in force in 2013, described in point 69 of Part I above and Appendix III hereto, the remuneration consists of a fixed component and a variable component (with the attribution of the latter depending on the level of attaining pre-determined criteria and the payment of 50% of the same deferred for three years and conditioned to the maintenance of a positive performance during such period) and is structured in such a way as to permit the alignment of the interests of the management body’s members with long-term interests of the Company, and it is based on performance evaluation and is a disincentive to excessive risk taking.

Considering the above, PT fully complies with CMVM Recommendation no. III.1, as well as IPCG Recommendations no. V.3.1 and V.3.2.

71. REFERENCE, IF APPLICABLE, TO THE EXISTENCE OF A VARIABLE COMPONENT OF THE REMUNERATION AND INFORMATION ON THE WAY AS SUCH COMPONENT DEPENDS ON PERFORMANCE EVALUATION

Regarding this matter, please see points 70 above and 77 below, both of Part I.

72. DEFERMENT OF PAYMENT OF THE VARIABLE COMPONENT OF THE REMUNERATION, MENTIONING THE DEFERMENT PERIOD

Under the remuneration policies in force during the last financial years, the payment of 50% of the overall variable remuneration allocated to each executive director in each financial year has been deferred for a three-year period, subject to the positive performance by PT not being affected as mentioned under the remuneration policy in force.

For further information on the conditions of payment of deferred amounts, please see the remuneration policy for PT’s corporate bodies as effective in 2013 attached hereto as Appendix III.

Additionally, during the 2012 financial year, the Compensation Committee elected at the 2012 Annual General Meeting of shareholders has defined Company performance indicators to be verified at the time when payment of such deferred amounts is due. Such indicators are as follows:

•                Cash flow generation along the period in question as measured by the EBITDA-Capex metrical scanning must be positive;

•                The net worth for the n+3 financial year, any extraordinary movements occurred after the end of the n financial year excluded, upon deduction, for each financial year, of a sum corresponding to a 40% pay-out over the net profit stricken in the consolidated accounts for each financial year of the deferment period (regardless of the actual pay-out) must exceed the net worth stricken at the end of the n financial year.

The following, inter alia, are deemed extraordinary movements in the period between the n financial year and n+3 financial year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividend or any other form of shareholder remuneration, annual pay-out other than 40% of the consolidated result for the relevant year or other movements that while affecting the net worth do not result from Company operational results (including actuarial profits and losses and capital conversion adjustments).

The net worth for the n+3 financial year should be stricken on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

Thus, as results from the 2013 remuneration table, 50% of the total amount of variable remuneration attributed to the executive directors in such financial year was subject to deferral, in the terms of the executive director remuneration policy in force, for a period of 3 years and subject to the conditions defined, with payment of the amounts thus deferred having to be made before the elapsing of the said period in the terms established in the remuneration policy (see the statement on the remuneration policy attached hereto as Appendix III).

Additionally, as described under the remuneration policy in force during the 2013 financial year and attached hereto as Appendix III, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors shall act in compliance with the general principle according to which directors shall not execute any agreements, whether with the Company or with a third party, that might result in mitigating the risk inherent to the variability of the remuneration as determined for them by the Company.

PT thus complies with CMVM Recommendations no. III.4 and III.5.

73. CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN SHARES IS BASED; EXECUTIVE DIRECTORS KEEPING ANY SHARES GRANTED THEM IN THE COMPANY; ANY AGREEMENT EXECUTED AS TO SUCH SHARES, NOTABLY HEDGING OR RISK TRANSFER AGREEMENTS, THE LIMIT THEREOF, AND THEIR RELATIONSHIP TO THE AMOUNT OF THE OVERALL ANNUAL REMUNERATION

Not applicable, since the remuneration policy in force does not include the allocation of a variable remuneration in shares. Please see point 77 of Part I below.

74. CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN OPTIONS IS BASED, AND INDICATION OF DEFERMENT PERIOD AND EXERCISE PRICE

Not applicable, since the remuneration policy in force does not include the allocation of a variable remuneration in options.

75. MAIN PARAMETERS OF AND GROUNDS FOR ANY ANNUAL BONUS SYSTEM AND ANY OTHER NON-PECUNIARY BENEFITS

In 2013, there were no significant bonus, annual bonus or non-pecuniary benefit systems of any nature whatsoever in force in PT.

76. MAIN CHARACTERISTICS OF COMPLEMENTARY PENSION OR EARLY RETIREMENT SYSTEMS FOR DIRECTORS, SPECIFYING WHETHER THE SAME WERE SUBJECT TO APPRAISAL, IN INDIVIDUAL TERMS, BY THE GENERAL MEETING OF SHAREHOLDERS

One director is covered by the pension benefit plan sponsored by PT (TLP), which plan benefits over 11,000 employees and former employees. There is no pension or early retirement plans in force for PT’s directors. See information included on Note 14 to the financial statements for the 2013 financial year.

IV. REMUNERATION DISCLOSURE

77. REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT BODY

Pursuant to Law no. 28/2009 of 19 June 2009, individual and global remunerations paid to the members of the management body and Audit Committee of the Company in 2013 are shown hereinafter:

	Remuneration Paid in 2013			Committees as of 31 December 2013
		Variable			Corporate
	Fixed 2013	2012 (a)	Total	Audit	Governance	Evaluation

Executive Committee
Henrique Manuel Fusco Granadeiro (b)	347.519	—	347.519		Chairman	Member
Zeinal Abedin Mahomed Bava (c)	425.113	588.315	1.013.428
Luis Miguel da Fonseca Pacheco de Melo	486.526	267.416	753.942
Manuel Francisco Rosa da Silva	486.526	267.416	753.942
Carlos António Alves Duarte	486.388	267.416	753.804
Shakhaf Wine (d)	486.526	267.416	753.942
Alfredo José Silva de Oliveira Baptista	486.526	267.416	753.942
Pedro Humberto Monteiro Durão Leitão	486.388	267.416	753.804
	3.691.511	2.192.811	5.884.322
Audit Committee
João Manuel de Mello Franco	271.404	—	271.404	Chairman	Member	Chairman
José Guilherme Xavier de Basto	126.574	—	126.574	Member
Mário João de Matos Gomes (e)	183.736	—	183.736	Member
	581.714	—	581.714
Board of Directors
Henrique Manuel Fusco Granadeiro	319.938	—	319.938
Joaquim Aníbal Brito Freixial de Goes	132.174	—	132.174		Member	Member
Gerald Stephen McGowan	88.116	—	88.116		Member
Amílcar Carlos Ferreira de Morais Pires	44.058	—	44.058
Francisco Teixeira Pereira Soares	132.174	—	132.174		Member	Member
Nuno Rocha dos Santos de Almeida e Vasconcellos	44.058	—	44.058
Rafael Luís Mora Funes	132.174		132.174		Member	Member
Paulo José Lopes Varela	88.116		88.116		Member
Maria Helena Vaz de Carvalho Nazaré	44.058		44.058
Otávio Marques de Azevedo	88.116		88.116			Member
Fernando Magalhães Portella	44.058		44.058
Milton Almicar Silva Vargas	88.116	—	88.116			Member
João Nuno de Oliveira Jorge Palma (f)	—	—	—
José Pedro Cabral Santos (f)	—	—	—
	1.245.156	—	1.245.156
	5.518.381	2.192.811	7.711.192

(a)         According to the remuneration policy in force, the amount in this column corresponds to 50% of the variable remuneration regarding the 2012 financial year and paid in 2013. The payment of an equal amount was deferred until 2016.

(b)         As from 4 June 2013, director Henrique Granadeiro accumulated the duties of CEO and Chairman of the Board of Directors (the latter he already was).

(c)          Director Zeinal Bava was CEO until 4 June 2013, when he terminated his office as director of PT SGPS.

(d)   The remuneration of the executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

(e)          In addition to the amount specified on the table above paid by PT, non-executive director Mário de Matos Gomes was also paid a remuneration in the amount of 7,838 Euros by Previsão — Sociedade Gestora de Fundos de Pensões, SA for the office of Chairman of the Supervisory Board he performs therein.

(f)           Non-executive directors João Nuno de Oliveira Jorge Palma and José Pedro Cabral dos Santos waived their remuneration due to incompability with other professional duties. They resigned to their office on 24 October 2013.

The variable remuneration paid to the members of the Executive Committee in the 2013 financial year set out above refers to the performance of the executive directors during the financial year ended on 31 December 2012.

As regards the Company’s supervisory body and given that the Company follows an Anglo-Saxon governance model as referred to above, its members are non-executive directors who earn a monthly fixed remuneration taking into account the remuneration policy.

The remuneration earned by the other non-executive directors corresponds to a monthly fixed remuneration which amount takes into consideration the number of committees to which they belong, pursuant to the remuneration policy.

During the 2013 financial year, the Company neither adopted nor kept in force any share allotment or share call option plans to the benefit of members of the management or supervisory bodies (or any other officers in the meaning of article 248B of the Portuguese Securities Code).

Remunerations earned by the members of the management and supervisory bodies are listed in aggregate on Note 48 to the consolidated financial statements for the year of 2013.

78. AMOUNTS PAID, FOR ANY REASON WHATSOEVER, BY OTHER COMPANIES IN A CONTROL OR GROUP RELATIONSHIP OR SUBJECT TO COMMON CONTROL

During the 2013 financial year, no amounts other than those referred to in point 77 of Part I above were paid to PT executive directors (or non-executive directors) by companies in a control or group relationship.

Additionally, it should be mentioned that, during the 2013 financial year, Brazilian companies integrated in Oi Group and Contax Group (both jointly controlled by PT) paid to 6 directors of PT, for the performance of executive duties in those companies, an overall amount in local currency, net of any deductions due under Brazilian law, corresponding to 355,783 Euros. This amount has been determined by those companies’ competent corporate bodies under Brazilian law.

79. REMUNERATION PAID IN THE FORM OF PROFIT SHARING AND/OR BONUS PAYMENT, AND THE REASONS WHY SUCH BONUSES AND/OR PROFIT SHARING WERE GRANTED

The remuneration policy of the members of the Board of Directors does not provide for the allocation, in general terms, of this type of remuneration, without prejudice to the possibility of allocation of a bonus to the Chairman of the Board of Directors (please refer to the remuneration policy that was in force in the 2013 financial year and is attached hereto as Appendix III).

However, bearing in mind the combination of executive duties in the Chairman of the Board of Directors, this possibility was no longer applicable, with the Chairman of the Board of Directors and Chairman of the Executive Committee as well as the other executive directors coming to benefit from the estimated allocation of variable remuneration in the terms of the remuneration policy in force.

80. COMPENSATIONS PAID OR DUE TO FORMER EXECUTIVE DIRECTORS IN RESPECT OF TERMINATION OF OFFICE DURING THE FINANCIAL YEAR

Pursuant to the management agreements executed with executive directors at the beginning of their respective terms of office, there are responsibilities for the termination of office. In 2013, no compensations were paid to former directors.

81. REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S SUPERVISORY BODY

Regarding this matter, please see point 77 of Part I above.

82. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

By determination of the Compensation Committee approved during the 2008 financial year, the annual remuneration of the Chairman of the Board of the General Meeting corresponds to 42,000 Euros.

V. AGREEMENTS WITH REMUNERATION IMPLICATIONS

83. CONTRACTUAL LIMITATION AS ESTABLISHED FOR ANY COMPENSATION TO BE PAID UPON REMOVAL WITHOUT JUST CAUSE OF A DIRECTOR, AND ITS RELATIONSHIP WITH THE VARIABLE COMPONENT OF THE REMUNERATION

Without prejudice to the next paragraph, in 2013, no limits were contractually established for any compensation to be paid upon removal without just cause of a director, other than as provided for by law.

Nevertheless, as described under the remuneration policy attached hereto as Appendix III, which was in force during the 2013 financial year, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors shall act in compliance with the general principle whereby, in the event of removal or termination by mutual agreement of the management relationship, no indemnification or compensation will be paid, apart from those set forth by law, where such removal or termination is provenly due to inappropriate performance.

Since such principle is included in its remuneration policy — which is submitted to the General Meeting of shareholders each year — it is PT’s understanding that such instrument is appropriate and sufficient to discipline this matter, and so there is no need to establish any other contractual special instruments forbidding the payment of indemnification or compensation, apart from those set forth by law, in case of inappropriate performance by the director. In this way, PT complies with CMVM Recommendation no. III.8.

84. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL

There are no agreements between PT and the members of the management body or officers providing for compensation in the event of resignation, removal without just cause or termination of employment relationship following a change of control in the Company.

VI. SHARE ALLOTMENT OR STOCK OPTION PLANS

The information set forth in points 85 to 87 of the form attached to CMVM Regulation no. 4/2013 is not applicable to PT, since during the 2013 financial year, the Company did not adopt any share allotment or share call option plans, nor did any such plans remain in force, regarding PT Group directors or employees or any third parties.

88. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES

Not applicable, since there is no system specifically providing for any share capital holding by employees in the Company.

E. RELATED PARTY TRANSACTIONS

I. CONTROL MECHANISMS AND PROCEDURES

89. MECHANISMS IMPLEMENTED BY THE COMPANY TO CONTROL RELATED PARTY TRANSACTIONS

In December 2009 and December 2010, the Regulation on related party transactions was subject to some changes essentially aimed at adjusting it to the modifications made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as adopting the market best practices in this matter.

According to the current version of this Regulation, notwithstanding its exclusion of certain transactions (notably if carried out under normal market conditions), in case of transactions between PT, or any of its subsidiaries, and related parties, including owners of qualified holdings or entities in a relationship with the same pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which is in excess of 100,000 Euros (one hundred thousand Euros) per quarter, the execution of the same may be approved only upon a prior favourable opinion by the Audit Committee confirming that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

For such purpose, the Audit Committee shall be provided with relevant information on the transaction as to which it has to give its opinion, including sufficient information on the characteristics of the transaction in question, notably under the strategic, financial, legal and fiscal viewpoint, information on the nature of the relationship existing between PT and the shareholders in question, and the impact of the transaction on the financial position of the PT Group.

Furthermore, transaction with owners of a qualified holding or related parties pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which exceeds 1,000,000 Euros (one million Euros) are subject to approval by the Board of Directors.

Finally, and as mentioned in Note 48 to the consolidated financial statements for the year of 2013, the transactions executed in 2013 between the Company and the owners of qualified holdings (and related entities under article 20 of the Portuguese Securities Code) were executed in normal market conditions. Therefore, PT believes to comply with CMVM Recommendations no. V.I and V.2.

90. TRANSACTIONS SUBJECT TO CONTROL

During the 2013 financial year, 2 transactions with related parties, in an average amount of 8,100,000 Euros and a maximum amount of 16,000,000 Euros, were submitted to the prior opinion of the Audit Committee.

91. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

Regarding this matter, please see point 89 of Part I above.

II. TRANSACTION DETAILS

92. LOCATION, IN THE ANNUAL FINANCIAL STATEMENTS, WHERE INFORMATION ON RELATED PARTY TRANSACTIONS, IN ACCORDANCE WITH IAS 24, IS AVAILABLE

PT’s related party transactions are described on Note 48 to the consolidated financial statements for the year of 2013.

PART II — CORPORATE GOVERNANCE EVALUATION

1. IDENTIFICATION OF THE CORPORATE GOVERNANCE CODE ADOPTED

Portugal Telecom complies with a significant number of CMVM Recommendations on the governance of listed companies published in July 2013 (“CMVM Recommendations”)(1) — which assessment is set out on this report —, as well as Corporate Governance Portuguese Institute (Instituto Português de Corporate Governance or “IPCG”) Recommendations, which are reflected on its Anglo-Saxon-type corporate governance model as provided for under article 278,1(b) of the Portuguese Companies Code.

As better described in point 2 of this Part II below, considering the current transition stage of the regulatory and recommended framework in this respect as well as the Company’s situation, for the purpose of this report and the following compliance analysis — one recommendation at a time — PT has referred to the Corporate Governance Code approved by the CMVM in 2013.

The integrity, transparency and strictness of PT’s governance model have been reinforced as well by the Company’s compliance with the binding rules and best practices applicable to foreign private issuers with securities admitted to trading on the New York Stock Exchange (“NYSE”).

In fact, as an issuer of securities admitted to trading on NYSE qualifying as a foreign private issuer, PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the Securities and Exchange Commission (“SEC”) for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, the Dodd-Frank Act’simplementation rules and Section 303A Corporate Governance Standards approved by NYSE, all as described in Appendix II hereto.

PT is also subject to other rules adopted at internal level, which are relevant in its corporate governance structure, particularly the Regulations of the Board of Directors and its internal committees, as well as the Audit Committee Regulation.

Additionally, PT has approved several internal conduct and transparency rules, namely the Group’s Code of Ethics, the Code of Ethics for Senior Financial Officers, the rules on Management Transactions and the rules on Transactions with Related Parties, as well as a Sustainable Development and Social Responsibility Policy. A short description of all these rules is attached hereto as Appendix IV.

PT further adopts rules and structures for internal control, risk management and whistleblowing.

2. STATEMENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE ADOPTED

In 2013, the regulatory and recommended framework on corporate governance was subject to significant changes, providing listed companies with a chance to create more in-depth, consolidated governance practices and models.

(1)  Available on www.cmvm.pt (http://www.cmvm.pt/EN/Recomendacao/Documents/Final.trad.Cod.Gov.Soc.09.10.2013.MM.pdf).

On the one hand, the CMVM approved Regulation no. 4/2013 — applicable to 2013 corporate governance reports — which allows listed companies to decide to adopt the CMVM code or an alternative code issued by an entity intended for such purpose.

In turn, the IPCG issued a governance code which could constitute an alternative on the national panorama, where up to now rules on corporate governance had only been at the initiative of the CMVM. The disclosure of the IPCG Governance Code represents the culmination of a broad consultation process together with the market players and civil society in general, constituting an incentive towards a progressive construction of a regulatory model based on self-regulation.

2013 constituted a period of reflection and discussion in respect of said regulatory and recommended framework that only in 2014 achieved the necessary stability. All along 2013, Portugal Telecom has continued its consolidation task as to the Company’s governance principles and practices, in line with the regulatory framework in force until 1 January 2014, and participated in the mentioned period of reflection and discussion.

On the other hand, pursuant to the business combination between PT and Oi, SA, which was announced in 2013, the Company has entered in a transition stage culminating, upon completion of this transaction, in the admission to trading of the shares of the combined entity — which will incorporate PT — on the Novo Mercado segment of BM&FBOVESPA, as well as on the Euronext and the NYSE. The listing requirements of these stock exchanges will also underpin the highest standard of corporate governance.

Considering this transition stage of the regulatory and recommended framework and of the Company’s situation, PT feels it is appropriate to maintain a certain stability regarding recommendations which serve as a reference for the declaration of compliance to be included in this report referring to 2013, thus following to this end the CMVM Code.

Within this context, Portugal Telecom’s current corporate governance model and principles:

•                Observe all legal rules of a binding content applicable to the Anglo-Saxon-type corporate governance model as provided for under article 278,1(b) of the Portuguese Companies Code;

•                Comply with all rules of a binding content on the creation of an Audit Committee pursuant to the Sarbannes-Oxley Act, Rule 10A-3 of SEC and Section 303A on Corporate Governance Standards of NYSE and fall under an exemption for foreign private issuers approved by the SEC and the NYSE regarding the creation of a Compensation Committee exclusively composed of independent directors (a model proposed by the Dodd-Frank Act and different from the Portuguese tradition set forth in the Portuguese Companies Code and CMVM and IPCG Recommendations); and

•                Have progressively been taking in the recommendations and best practices in this field that may contribute to reinforce its governance model and practices, consistently presenting a high level of compliance.

The Company adopts the CMVM Recommendations, except for Recommendations no. I.3, no. I.4, no. II.2.1 and no. II.3.3 b), which are not complied with for the reasons identified hereunder.

The high level of compliance with the best governance practices by Portugal Telecom has been recognised by CMVM (i) which considered, in its Annual Report on the Governance of Listed Companies in Portugal for 2011, that overall the Company complied with 98% of CMVM Recommendations then in force and (ii) which, so far, did not notify the Company of any disagreements regarding its 2012 annual governance report.

Even though it has not been possible to reflect more deeply and weigh up the implementation of the recommendations appearing in the IPCG Governance Code recently published in February 2014 (“IPCG Recommendations”), at the time of this report, the Company believes it is now fulfilling a significant number of such recommendations, emphasizing the following:

•                  The IPCG Recommendations included in parts I.1, I.3 and I.5 on “Relation of the company with investors and information”, “Relationship between corporate bodies” and “Governance Report” (see, in this report, points 56 and 57 of Part I; points 17 and 21 to 23 of Part I; and Part II);

•                  Certain IPCG Recommendations deemed most relevant by the Company in parts I.2, I.4 and III on the operations of the corporate bodies and executive management, especially through internal regulations applicable to the management and supervisory bodies (e.g. rule on conflicts of interests on a Board level, delegation of competences and information flows between such bodies and the Executive Committee) and the mechanisms for dealing with irregularities (see, in this report, points 17, 21 to 23, 27, 34, 35 and 49 of Part I);

•                  The IPCG Recommendations included in parts II and IV to VI relating to “Shareholders and General Meeting”, “Supervision and Monitoring”, “Performance Evaluation and Remuneration”, “Risk Management” and “Financial Information” (see, in this report, points 56 and 82 of Part I; and points 17, 18, 20, 21, 27, 44 to 46, 50 to 55 and 66 to 88 of Part I as well as Appendix I).

The points in Part I of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the said CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION		COMPLIANCE	REPORT

I. VOTING AND CORPORATE CONTROL

I.1

Companies shall encourage shareholders to attend and vote at general meetings and shall not set an excessively large number of shares required for the entitlement of one vote, and implement the means necessary to exercise the right to vote by mail and electronically.

		Yes	Point 12

I.2	Companies shall not adopt mechanisms that hinder the passing of resolutions by shareholders, including fixing a quorum for resolutions greater than the one provided for by law.	Yes	Point 14

I.3	Companies shall not establish mechanisms intended to cause mismatching between the right to receive dividends or the subscription of new securities and the voting right of each common share, unless duly justified in terms of long-term interests of shareholders.	No (a)	—

I.4	The company’s articles of association that provide for the restriction of the number of votes that may be held or exercised by a sole shareholder, either individually or jointly with other	No (b)	—

CMVM RECOMMENDATION		COMPLIANCE	REPORT

shareholders, shall also foresee for a resolution by the General Meeting (5 year intervals), on whether that statutory provision is to be amended or prevails — without super quorum requirements as to the one legally in force — and that in said resolution all votes issued are to be counted without applying said restriction.

I.5

Measures that require payment or assumption of fees by the company in the event of change of control or change in the composition of the Board and that which appear likely to impair the free transfer of shares and free assessment by shareholders of the performance of Board members, shall not be adopted.

		Yes	Point 4

II. SUPERVISION, MANAGEMENT AND OVERSIGHT

II.1	SUPERVISION AND MANAGEMENT

II.1.1

Within the limits established by law, and except for the small size of the company, the board of directors shall delegate the daily management of the company and said delegated powers shall be identified in the Annual Report on Corporate Governance.

		Yes	Point 21

II.1.2

The Board of Directors shall ensure that the company acts in accordance with its objectives and shall not delegate its responsibilities as regards the following: (i) define the strategy and general policies of the company, (ii) define business structure of the group, (iii) decisions considered strategic due to the amount, risk and particular characteristics involved.

		Yes	Point 21

II.1.3	The General and Supervisory Board, in addition to its supervisory duties, shall take full responsibility at corporate governance level, whereby through the statutory provision or by equivalent means, shall enshrine the requirement for this body to decide on the strategy and major policies of the company, the definition of the corporate structure of the group and the decisions that shall be considered strategic due to the amount or risk involved. This body shall also assess compliance with the strategic plan and the implementation of key policies of the company.	Not Applicable	—

II.1.4

Except for small-sized companies, the Board of Directors and the General and Supervisory Board, depending on the model adopted, shall create the necessary committees in order to: (a) Ensure a competent and independent assessment of the performance of the executive directors and its own overall performance, as well as of other committees; and (b) Reflect on the system structure and governance practices adopted, verify its efficiency and propose to the competent bodies, measures to be implemented with a view to their improvement.

		Yes	Points 21 and 27

II.1.5	The Board of Directors or the General and Supervisory Board, depending on the applicable model, should set goals in terms of	Yes	Points 50 to 55

CMVM RECOMMENDATION		COMPLIANCE	REPORT

risk-taking and create systems for their control to ensure that the risks effectively incurred are consistent with those goals.

II.1.6	The Board of Directors shall include a number of non-executive members ensuring effective monitoring, supervision and assessment of the activity of the remaining members of the board.	Yes	Point 17

II.1.7

Non-executive members shall include an appropriate number of independent members, taking into account the adopted governance model, the size of the company, its shareholder structure and the relevant free float. The independence of the members of the General and Supervisory Board and members of the Audit Committee shall be assessed as per the law in force. The other members of the Board of Directors are considered independent if the member is not associated with any specific group of interests in the company nor is under any circumstance likely to affect an exempt analysis or decision, particularly due to:

a. Having been an employee at the company or at a company holding a controlling or group relationship within the last three years;

b. Having, in the past three years, provided services or established commercial relationship with the company or company with which it is in a control or group relationship, either directly or as a partner, board member, manager or director of a legal person;

c. Being paid by the company or by a company with which it is in a control or group relationship besides the remuneration arising from the exercise of the functions of a board member;

d. Living with a partner or a spouse, relative or any first degree next of kin and up to and including the third degree of collateral affinity of board members or natural persons that are direct and indirectly holders of qualifying holdings;

e. Being a qualifying shareholder or representative of a qualifying shareholder.

		Yes	Point 18

II.1.8	When board members that carry out executive duties are requested by other board members, said shall provide the information requested, in a timely and appropriate manner to the request.	Yes	Point 21

II.1.9

The Chairman of the Executive Board or of the Executive Committee shall submit, as applicable, to the Chairman of the Board of Directors, the Chairman of the Supervisory Board, the Chairman of the Audit Committee, the Chairman of the General and Supervisory Board and the Chairman of the Financial Matters Board, the convening notices and minutes of the

		Yes	Point 23

CMVM RECOMMENDATION		COMPLIANCE	REPORT

relevant meetings.

II.1.10

If the chairman of the board of directors carries out executive duties, said body shall appoint, from among its members, an independent member to ensure the coordination of the work of other non-executive members and the conditions so these can make independent and informed decisions or to ensure the existence of an equivalent mechanism for such coordination.

		Yes	Point 17

II.2	SUPERVISION

II.2.1

Depending on the applicable model, the Chairman of the Supervisory Board, the Audit Committee or the Financial Matters Committee shall be independent in accordance with the applicable legal standard, and have the necessary skills to carry out their relevant duties.

		No (c)	Point 32

II.2.2

The supervisory body shall be the main representative of the external auditor and the first recipient of the relevant reports, and is responsible, inter alia, for proposing the relevant remuneration and ensuring that the proper conditions for the provision of services are provided within the company.

		Yes	Point 21

II.2.3

The supervisory board shall assess the external auditor on an annual basis and propose to the competent body its dismissal or termination of the contract as to the provision of its services when there is a valid basis for said dismissal.

		Yes	Point 45

II.2.4	The supervisory board shall assess the functioning of the internal control systems and risk management and propose adjustments as may be deemed necessary.	Yes	Point 21

II.2.5

The Audit Committee, the General and Supervisory Board and the Supervisory Board decide on the work plans and resources concerning the internal audit services and services that ensure compliance with the rules applicable to the company (compliance services), and should be recipients of reports made by these services at least when matters related to accountability, identification or resolution of conflicts of interest and detection of potential improprieties are concerned.

		Yes	Point 21

II.3	REMUNERATION SETTING

II.3.1

All members of the Remuneration Committee or equivalent should be independent from the executive board members and include at least one member with knowledge and experience in matters of remuneration policy.

		Yes	Point 67

II.3.2

Any natural or legal person that provides or has provided services in the past three years to any structure under the board of directors, the board of directors of the company itself or who has a current relationship with the company or consultant of the

		Yes	Point 67

CMVM RECOMMENDATION		COMPLIANCE	REPORT

company, shall not be hired to assist the Remuneration Committee in the performance of its duties. This recommendation also applies to any natural or legal person that is related by employment contract or provision of services with the above.

II.3.3	A statement on the remuneration policy of the management and supervisory bodies referred to in article 2 of Law no. 28/2009, of 19 June, shall also contain the following:	Partial compliance

	a) Identification and details of the criteria for determining the remuneration paid to the members of the corporate bodies;	Yes	Points 69 to 71

	b) Information regarding the maximum potential, in individual terms, and the maximum potential, in aggregate form, to be paid to members of corporate bodies, and identify the circumstances whereby these maximum amounts may be payable;	No (d)	—

	d) Information regarding the enforceability or unenforceability of payments for the dismissal or termination of appointment of board members.	Yes	Point 80

II.3.4

Approval of plans for the allotment of shares and/or options to acquire shares or based on share price variation to board members shall be submitted to the General Meeting. The proposal shall contain all the necessary information in order to correctly assess said plan.

		Not Applicable	Points 73 and 74

II.3.5	Approval of any retirement benefit scheme established for members of corporate members shall be submitted to the General Meeting. The proposal shall contain all the necessary information in order to correctly assess said scheme.	Not Applicable	—

III. REMUNERATION

III.1	The remuneration of the executive members of the board shall be based on actual performance and shall discourage excessive risk-taking.	Yes	Point 70

III.2

The remuneration of non-executive board members and the remuneration of the members of the supervisory board shall not include any component whose value depends on the performance of the company or of its value.

		Yes	Point 77

III.3	The variable component of remuneration shall be reasonable overall in relation to the fixed component of the remuneration and maximum limits should be set for all components.	Yes	Point 69

III.4	A significant part of the variable remuneration should be deferred for a period not less than three years, and the right to receive it shall depend on the continued positive performance of	Yes	Point 72

CMVM RECOMMENDATION		COMPLIANCE	REPORT

the company during that period.

III.5	Members of the Board of Directors shall not enter into contracts with the company or with third parties which intend to mitigate the risk inherent to remuneration variability set by the company.	Yes	Point 72

III.6	Executive board members shall maintain the company’s shares that were allotted to them by virtue of variable remuneration schemes, up to twice the value of the total annual remuneration, except for those that need to be sold for paying taxes on the gains of said shares, until the end of their term of office.	Not Applicable	—

III.7	When the variable remuneration includes the allocation of options, the beginning of the exercise period shall be deferred for a period not less than three years.	Not Applicable	—

III.8

When the removal of a board member is not due to serious breach of his duties nor to his unfitness for the normal exercise of his functions but is yet due to inadequate performance, the company shall be endowed with the adequate and necessary legal instruments so that any damages or compensation, beyond that which is legally due, is unenforceable.

		Yes	Point 83

IV. AUDITING

IV.1

The external auditor shall, within the scope of its duties, verify the implementation of remuneration policies and systems of the corporate bodies as well as the efficiency and effectiveness of the internal control mechanisms and report any shortcomings to the supervisory body of the company.

		Yes	Point 45

IV.2

The company or any entity with which it maintains a control relationship shall not engage the external auditor or any entity with which it finds itself in a group relationship or that incorporates the same network, for services other than audit services. If there are reasons for hiring such services - which must be approved by the supervisory board and explained in its Annual Report on Corporate Governance - said should not exceed more than 30% of the total value of services rendered to the company.

		Yes	Point 46

IV.3

Companies shall support auditor rotation after two or three terms of office, depending on the term of office being of four or three years, respectively. Its continuance beyond this period must be based on a specific opinion of the supervisory board that explicitly considers the conditions of the auditor’s independence and the benefits and costs of its replacement.

		Yes	Point 44

CMVM RECOMMENDATION		COMPLIANCE	REPORT

V. CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

V.1

The company’s business with holders of qualified holdings or entities with which they are in any type of relationship pursuant to article 20 of the Portuguese Securities Code shall be conducted in normal market conditions.

		Yes	Point 89

V.2

The supervisory or oversight board shall establish the necessary procedures and criteria to define the relevant level of significance of business with owners of qualified holdings or entities with which they are in any of the relationships described in article 20,1 of the Portuguese Securities Code. Execution of significant relevant business shall be dependent on prior opinion of said body.

		Yes	Point 89

VI. INFORMATION

VI.1	Companies shall provide, via their websites in both Portuguese and English language, access to information on their progress as regards the economic, financial and governance state of play.	Yes	Point 56

VI.2

Companies shall ensure the existence of an investor support and market liaison office, which responds to requests from investors in a timely fashion, and a record of the submitted requests and their processing shall be kept.

		Yes	Points 56 and 58

(a)             CMVM Recommendation no. I.3 on the proportionality between voting and dividend rights and the subscription of new securities

According to this recommendation, companies shall not establish mechanisms which have the effect of causing a misalignment between the right to receive dividends or to subscribe for new securities and the voting right of each ordinary share, unless duly grounded depending on the long-term interests of the shareholders.

PT does not adopt this recommendation because its Bylaws contain a limitation to vote counting, whereby votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the whole capital shall not be counted (article 13,10).

In addition, Portugal Telecom does not consider that this proportionality between corporate and economic rights is hindered by the bylaw provision for a minimum number of 500 shares to exercise one vote which differs from the “one share one vote” principle (article 13,5).

Consistently with what PT has defended in the past, it must be stressed that such principle is not established in other jurisdictions or reference markets, and the European Union has stopped, at the end of 2007, any efforts regarding its adoption (either by means of a directive or through mere recommendation).

Additionally, a bylaw provision for a minimum number of shares to exercise one vote is intended to make the General Meeting of shareholders function efficiently, and permit actual participation by shareholders reaching such threshold. This provision is not intended to create a defensive measure or a control enhancing mechanism, but rather attain the same objective as the one pursued by CMVM Recommendation no. I.3 with a view to promote General Meetings with an active shareholder participation.

Essentially, in respect of the vote counting limitation mentioned above, and as better explained in (b) below, such limitation represents a measure of expansion of shareholder democracy and contributes to the dissemination of share capital and greater transparency in the governance of the Company, thus not affecting the objective pursued by this recommendation but rather promoting an identical goal.

It should be stressed, in fact, that the issue concerning proportionality between ownership and control of the shares held in listed companies has been widely discussed in the European Union, and several studies were produced and concluded that it is impossible to establish a clear causal connection between deviations from proportionality and the financial performance or corporate governance of a listed company.

(b)             CMVM Recommendation no. I.4 on bylaw limitations to voting right exercise

As mentioned above, Portugal Telecom’s Bylaws stipulate a limitation on the counting of votes, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total capital shall not be counted. The Bylaws do not establish that this bylaw provision must be subject, every five years, to evaluation by the General Meeting of shareholders in order to resolve on its maintenance or not.

Therefore, Portugal Telecom does not adopt CMVM Recommendation no. I.4.

In truth, this provision, which intrinsically reflects — and which historically appeared in several European countries as — a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities) is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the possible effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions within the context of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the takeover bid to which PT was subject during the 2006 financial year, the abovementioned provision of the Bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms and conditions of the said takeover bid to acquire the shares representing PT´s share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the takeover bid was subject.

However, at the General Meeting of shareholders called for 2 March 2007 to vote for the said removal, even though exclusively within the context of the abovementioned takeover bid, the proposal was rejected by a majority of votes cast and without the opposition of the class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the Bylaws contribute to share capital dissemination and a greater transparency in the Company’s governance.

Portugal Telecom thus believes that this measure respects the interests of the Company and its shareholders, and also corresponds to their intent expressed in the General Meeting of 2 March 2007 (with no shareholder proposal having been presented since then, however, with a view to changing or removing this situation). In this sense, this limitation should not be considered contrary to, but rather convergent with, the objectives sought by CMVM Recommendation no. I.4.

(c)              CMVM Recommendation no. II.2.1 on the independence of the Chairman of the Audit Committee

On the annual reports on the governance of listed companies for 2010 and 2011, both disclosed in 2012, CMVM has considered that the Company fails to comply with this recommendation on the grounds that the independence of the Chairman of the Audit Committee is hindered, in the light of article 414,5(b) of the Portuguese Companies Code, by the fact that he was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

For reasons as best explained in point 32 of Part I hereof, the Company disagrees with CMVM’s position, as it is the Company’s understanding that the Chairman of the Audit Committee is independent and has all appropriate training and knowledge.

Considering, based on legal opinions and as detailed in point 32 of Part I above, that the abovementioned provision does not determine an automatic loss of independence in the case under appraisal, Portugal Telecom has carried out a material overall assessment of the independence of the Chairman of the Audit Committee and concluded that he is independent, since he is in no way associated to any specific interest group within the Company or under any circumstance capable of affecting his impartial analysis or decision.

Furthermore, it is Portugal Telecom’s understanding that the permanence in non-executive duties, as well as re-election within the supervisory body as resolved by 93.61% of the favourable votes of its shareholders at the elective General Meeting held on 27 April 2012: on the one hand, do not affect his fairness and impartiality, taking notably into account the successive mutations in the composition of the Company’s management body and in its diffused shareholder structure along successive terms of office; and, on the other hand, seems to be a relevant contribution to and quality for an appropriate performance of supervisory duties, in compliance with his fundamental care and loyalty obligations, in the interest of the Company.

Such contribution and quality are particularly relevant, most of all, in view of the following: (i) his qualifications and his knowledge and experience regarding the industry and the Company; (ii) the acknowledgment of his fairness and impartiality within the corporate bodies and the Company as a whole, which proves to be essential for the performance of the typical duties of the chairman of the supervisory body; and (iii) the continuity as required to respond to the demands made on the supervisory body of Portugal Telecom as an issuer of securities admitted to trade on Euronext Lisbon and NYSE.

As such, the profile of the Company’s Audit Committee’s Chairman is fully in line with the objectives sought by CMVM Recommendation no. II.2.1, in the sense of this role being assumed by an impartial  director who has suitable competences for contributing to the effective performance of duties by the supervisory body.

(d)             CMVM Recommendation no. II.3.3 b) on the potential maximum remuneration amount to be included in the statement on the remuneration policy to submit to the General Meeting

Under letters a) and b) of this recommendation, the statement on the remuneration policy of the management and supervisory bodies referred to under article 2 of Law n.º 28/2009, of 19 June, should contain (i) a description and explanation of the criteria for determining the remuneration to be given to the members of the corporate bodies, (ii) information on the maximum possible amount, in individual terms, and maximum possible amount, in aggregate terms, to be paid to the members of the corporate bodies, and (iii) details of the circumstances under which these maximum amounts might fall due.

With this recommendation and, in particular, with the changes which were introduced  into the same through a comparison with the CMVM Governance Code approved in January 2010, it is said statement shall explain not only the calculation method and payment conditions, but also a quantification of the agency fees which might possibly have to be borne, on an individual and aggregate basis, relating to the members of the corporate bodies.

Bearing in mind the date of approval (19 March 2013) of the statement on the remuneration policy referring to the 2012-2014 term of office submitted to the last annual General Meeting of Portugal Telecom and the deadline for calling annual general meetings which expired on 31 May 2013, when such statement was approved by the Compensation Committee of Portugal Telecom, or of any other listed company, such bodies were not yet aware of the CMVM Code in its version published in July 2013. As such, this recommendation (the wording of which strictly respects to disclosure matters) shall be considered non-applicable to the statements made at the annual general meetings held in 2013.

In any case, Portugal Telecom considers that, whether on the date of said general meetings or of publication of the CMVM Code in July 2013, the shareholders, investors and the market in general were already in a position materially equivalent to the one in which they would have been had such information been included in the statement.

Thus, the shareholders were and are in a position, considering the amounts of fixed remuneration disclosed in the 2012 governance report and the limits applicable to the variable remuneration included in the statements on the remuneration policy for the 2012-2014 term of office, both submitted to the General Meeting, to establish a potential maximum amount, on both an individual and aggregate basis.

As regards the statement to be submitted to the next annual General Meeting, Portugal Telecom shall fully adopt this recommendation, regarding the quantification of the potential maximum amounts of the fixed remuneration and will continue with the practice carried out to date, indicating the maximum limits and the criteria for the variable remuneration.

In fact, the indication of potential amounts for the variable remuneration, when a quantification depending on maximum performance objectives is in question, especially aimed at encouraging the management team, can represent a distorted image of the agency fees on which the shareholders will resolve, in general, by being separated from the imponderables of the business, sector, markets and particularities of the Company and, in particular, regarding the individualized indication, by depending on the evaluation to be performed by the Compensation and the Evaluation Committees, at each moment.

Thus, PT believes that the provision of the maximum amounts of fixed remuneration of the members of the corporate bodies, together with the provision of the limits and criteria of the variable component (which are established precisely through reference to the fixed remuneration of each executive director), is not only sufficient in itself but also the most suitable means for the shareholders to become aware of and resolve on the remuneration policy, with the Compensation and Evaluation Committees being responsible for analyzing the suitability of the individual remuneration of each member of the management team, thus appearing as a mechanism fully ensuring compliance with the objectives sought by CMVM Recommendation no. II.3.3 b).

APPENDIX I

Functions performed by members of the management body in other companies

The functions performed by each director in other companies are as follows:

•                  Henrique Granadeiro (Chairman of the Board of Directors and Chief Executive Officer)

Functions in other PT Group companies:

Chairman of the Board of Directors of Portugal Telecom — Investimentos Internacionais Consultoria Internacional, SA

Chairman of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS SA

Chairman of the Board of Directors of PT Participações, SA

Chairman of the General Council of Fundação Portugal Telecom

Functions in other entities:

Member of the Founders Council of Fundação Casa da Música

Member of the Founders Council of Fundação Serralves

Member of the Founders Council of Fundação Portugal África

Member of the General Board of the University of Lisbon

Member of the Strategy Council of Banco Finantia

Member of the Council of Curators of Fundação Luso-Brasileira

Non-executive Director of Fundação Eugénio de Almeida

Member of Board of AEM — Associação de Empresas Emitentes de Valores Cotados no Mercado

•                  Alfredo José Silva de Oliveira Baptista (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of MEO — Serviços de Comunicações e Multimédia, SA (formerly called TMN — Telecomunicações Móveis Nacionais, SA)

Chairman of the Board of Directors of PT Sistemas de Informação, SA

Director of Portugal Telecom Data Center, SA

Director of SIRESP — Gestão de Redes Digitais de Segurança e Emergência, SA

Functions in other entities:

Not applicable.

•                  Amílcar de Morais Pires (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Board of Directors of AVISTAR, SGPS, SA

Chairman of the Board of Directors of Bank Espírito Santo (International) Limited

Chairman of the Board of Directors of BIC — International Bank, Ltd (BIBL)

Director of Banco Espírito Santo, SA

Director of BES — Vida, Companhia de Seguros, SA

Director of Banco Espírito Santo de Investimento, SA

Director of ESAF — Espírito Santo Activos Financeiros, SGPS, SA

Director of Espírito Santo PLC (Dublin)

Director of Banco Espírito Santo Oriente, SA

Director of BES Finance Limited

Director of ES Tech Ventures, Sociedade de Participações Sociais, SA

Director of Espírito Santo — Empresa de Prestação de Serviços, ACE

Director of BES África SGPS, SA

Non-Executive Director of Execution Noble Limited

Non-Executive Director of Execution Noble & Company Limited

Non-Executive Director of Execution Noble Research Limited

•                  Carlos Alves Duarte (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of MEO — Serviços de Comunicações e Multimédia, SA (formerly called TMN — Telecomunicações Móveis Nacionais, SA)

Director of Portugal Telecom Data Center, SA

Vice-Chairman of the Board of Directors of Caixanet — Telemática e Comunicações, SA

Chairman of the Board of the General Meeting of INESC

Functions in other entities:

Not applicable.

•                  Fernando Magalhães Portella (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Board of Directors of Oi, SA

Member of the Board of Directors of Telemar Participações SA

Member of the Board of Directors of Iguatemi Empresa de Shopping Centers, SA

Managing Chairman of the Jereissati Participações SA Group

•                  Francisco T. Pereira Soares (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Environment Committee of CEEP — Centro Europeu de Empresas com Participação
Pública e de Interesse Económico Geral, Brussels

Consultant to Parpública, SA

•                  Gerald McGowan (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

“Of Counsel” Lukas, Nace, Gutierrez & Sachs

•                  João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director and Chairman of the Audit Committee of EDP Renováveis, SA

Director of Corretores de Seguros, S.A.

•                  Joaquim Aníbal Brito Freixial de Goes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director of Banco Espírito Santo, SA

Director of AVISTAR, SGPS, SA

Director of E.S.VENTURES, SCR, SA

Director of BES — Vida, Companhia de Seguros, SA

Director of Glintt, Global Intelligent Technologies, SGPS SA

Chairman of Espírito Santo Informática, ACE

Chairman of E.S. Recuperação de Crédito, ACE

Chairman of OBLOG — Consulting, SA

Chiarman of BES — Companhia de Seguros, SA

Chairman of EDENRED PORTUGAL, SA

•                  José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Audit Committee of Millenium BCP, SA

Member of the Ordem dos Técnicos Oficiais de Contas (OTOC)

•                  Luís Pacheco de Melo (Executive Director)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Centro Corporativo, SA

Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA

Chairman of the Board of Directors of Portugal Telecom Imobiliária, SA

Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, SA

Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA

Chairman of the Board of Directors of Portugal Telecom — Associação de Cuidados de Saúde

Chairman of the Board of Directors of PT Ventures, SGPS SA

Chairman of the Board of Directors of PT Pay, SA

Chairman of the Board of Directors of TPT — Telecomunicações Públicas de Timor, SA

Chairman of the Board of Directors of Timor Telecom, SA

Vice-Chairman of the Board of Directors of PT Portugal SGPS SA

Vice-Chairman of the Board of Directors of PT Comunicações, SA

Vice-Chairman of the Board of Directors of MEO — Serviços de Comunicações e Multimédia, SA (formerly called TMN — Telecomunicações Móveis Nacionais, SA)

Vice-Chairman of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS SA

Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, SA

Vice-Chairman of the Board of Directors of PT Participações, SA

Director of Portugal Telecom Data Center, SA

Director of PT Blueclip — Serviços de Gestão, SA

Director of Africatel Holdings BV

Director of Elta — Empresa de Listas Telefónicas de Angola, Lda

Director of Unitel, SA

Director of Oi, SA

Functions in other entities:

Not applicable.

•                  Manuel Rosa da Silva (Executive Director)

Functions in other PT Group companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of MEO — Serviços de Comunicações e Multimédia, SA (formerly called TMN — Telecomunicações Móveis Nacionais, SA)

Director of PT Sales — Serviços de Telecomunicações e Sistemas de Informação SA

Director of Portugal Telecom Data Center, SA

Director of PT Pay, SA

Functions in other entities:

Director of Sportinveste — Multimédia, SGPS, SA

Director of Sportinveste — Multimédia, SA

•                  Maria Helena Nazaré (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chair of European University Association

Chair of the working group of the EUA on Internationalisation and Research

Member of the Institutional Evaluation Group of the EUA

Member of the Expert Group established by the European Commission for the Development of the European Research Area

Member of the Steering Committee Institutional Evaluation EUA

•                  Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Chairman of the Supervisory Board of Previsão — Sociedade Gestora de Fundos de Pensões, SA

Functions in other entities:

Not applicable.

•                 Milton Almicar Silva Vargas (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Adviser to Helbor Empreendimentos SA

Member of the Board of Directors of Cielo SA

Member of the Board of Directors of Monteiro Aranha SA

•                  Nuno de Almeida e Vasconcellos (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS, SA

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS SA

Chairman of the Board of Directors of Ongoing TMT

Chairman of the Board of Directors of Ongoing Media

Chairman of the Board of Directors of Ongoing Telecom

Chairman of the Board of Directors of Económica SGPS

Chairman of the Board of Directors of RS Holding, SGPS

Chairman of the Board of Directors of Insight Strategic Investments, SGPS, SA

Chairman of the Board of Directors of Ongoing Comunicações — Participações, SA

Chairman of the Board of Directors of Heidrick & Struggles

•                  Otávio Marques de Azevedo (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chief Executive Officer of Andrade Gutierrez, SA

Chairman of Andrade Gutierrez Telecomunicações, Ltda

Chairman of the Board of Directors of Telemar Participações, SA

Chairman of the Board of Directors of CTX Participações, SA

Member of the Board of Directors of Companhia Energética de Minas Gerais (CEMIG)

Member of the Managing Board of Associação Comercial do Rio de Janeiro (ACRJ)

Member of Conselho Nacional de Desenvolvimento Industrial (CNI)

Member of the Strategic Council of Federação das Indústrias do Estado de Minas Gerais (FIEMG)

Member of the High Infrastructure Council of Federação das Indústrias do Estado de São Paulo (FIESP)

•                  Paulo José Lopes Varela (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors of Grupo Visabeira, SGPS SA

Chairman of the Board of Directors of Visabeira Global, SGPS SA

Chairman of the Board of Directors of Vista Alegre Atlantis, SA

Chairman of the Board of Directors of Real Life Technologies, SA

Chairman of the Board of Directors of Ria Stone, SA

Chairman of the Board of Directors of Visabeira Investimentos Financeiros SGPS SA

Chairman of the Board of Directors of Visabeira Estudos e Investimentos SA

Chairman of the Board of Directors of Visabeira Saúde — Serviços de Saúde, SA

Chairman of the Board of Directors of Visabeira Moçambique, SA

Chairman of the Board of Directors of Visagreen, SA

Chairman of the Board of Directors of Marmonte, SA

Chairman of the Board of Directors of Naturenergia — Agro-Energias, SA

Chairman of the Board of Directors of Visabeira Angola, Lda

Chairman of the Board of Directors of GATEL

Chairman of the Board of Directors of CONSTRUCTEL

Chairman of the Board of Directors of Constructel Sweden AB

Vice-Chairman of Constructel Infrastructures SAS

Director of Banco Único, SA

Director of Constructel Belgium

Director of AMBITERMO SA

Director of HPP Viseu, SA

Director of PCI — Parque de Ciência e Inovação, SA

Director of Selfenergy

Member of the Board of Managers of TV Cabo Angola, Lda.

Member of the Board of Managers of Constructel GmbH

•                  Pedro Humberto Monteiro Durão Leitão (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of MEO — Serviços de Comunicações e Multimédia, SA (formerly called TMN — Telecomunicações Móveis Nacionais, SA)

Director of PT Sales — Serviços de Telecomunicações e Sistemas de Informação, SA

Director of PT Blueclip — Serviços de Gestão, SA

Functions in other entities:

Not applicable.

•                  Rafael Luís Mora Funes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors/COO of Ongoing Strategy Investments, SGPS SA

Chairman of the Board of Directors of BRZ Tech

Chairman of the Board of Directors of IBT Internet Business Technologies

Member of the Board of Directors of RS Holding SGPS

Member of the Advisory Board of INDEG — ISCTE Business School

•                  Shakhaf Wine (Executive Director)

Functions in other PT Group companies:

Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom Brasil SA

Chief Executive Officer of PT Multimédia.com Brasil Ltda

Chief Executive Officer of Bratel Brasil, SA

Chief Executive Officer of Istres Holdings, SA

Member of the Directorate of CTX Participações, SA

Member of the Board of Directors of Contax Participações, SA

Member of the Board of Directors of Oi, SA

Member of the Board of Directors of Telemar Participações, SA

Functions in other entities:

Not applicable.

Professional qualifications and professional activities performed during the last 5 years

Henrique Granadeiro (Chairman of the Board of Directors and Chief Executive Officer)

Portuguese, 70 years old

Elected for the first time in 2003. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chief Executive Officer of Portugal Telecom, SGPS SA from 2006 to March 2008 | Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 to 2008 | Chairman of the Board of Directors of PT Rede Fixa, SGPS SA, from 2006 to 2009 | Chairman of the Board of Directors of PT Centro Corporativo, SA from 2006 to 2008 | Chairman of the Board of Directors of PT Portugal, SGPS SA from 2006 to 2007 | Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 to 2008 | Member of the General Board of COTEC Portugal — Associação Empresarial para a Inovação from 2006 to 2009 | Member of the Council of Founders of Fundação Casa da Música from 2006 to 2009 | Member of the Board of Directors of Fundação Portal África from 2006 to 2009 | Vice-Chairman of the Board of ELO — Associação Portuguesa para o Desenvolvimento Económico e a Cooperação during 2009 | Non-Executive Member of the Board of Directors of OPCA — Obras Públicas e Cimento Armado, SA from 2005 to 2007 | Member of the Board of Directors of Espírito Santo Resources from 2005 to 2007 | Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2006 to 2007 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2002 to 2006 | Non-Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA, in 2001 | Chief Executive Officer of Lusomundo Media, SGPS, SA from 2002 to 2004  |  Chief Executive Officer of Diário de Notícias from 2002 to 2004 | Chief Executive Officer of Jornal do Fundão from 2002 to 2004 | Chief Executive Officer of Jornal de Notícias from 2002 to 2004 | Chief Executive Officer of TSF from 2002 to 2004 | Chief Executive Officer of Açoreano Oridental from 2002 to 2004 | Chief Executive Officer of DN da Madeira from 2002 to 2004 | Chairman of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2000 to 2004 | Member of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2004 to 2007 | Member of the Board of Directors of Parfil SGPS, SA from 2001 to 2004 | Chairman of the Board of Directors of Margrimar - Mármores e Granitos SA from 1999 to 2005 | Chairman of the Board of Directors of Marmetal — Mármores e Materiais de Construção, SA from 1999 to 2005 | Member of the Board of Directors of Controljornal SGPS, SA from 1990 to 2001 | Member of the Board of Directors of Sojornal — Sociedade Jornalística e Editorial SA from 1990 to 2001 | Director of Marcepor — Mármores e Cerâmicas de Portugal, SA in 1990 | Chairman of Fundação Eugénio de Almeida from 1989 to 1992 | Chairman of IFADAP — Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990 | Managing Director of Fundação Eugénio de Almeida from 1981 to 1987 | Member of the Board of Directors of M.N. Tiago, Construções SA during 1981 | Member of the Board of Directors of Standard Eléctrica during 1981 | Portuguese Ambassador to the OECD from 1979 to 1981 | Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979 | Graduate in Corporate Organisation and Business Administration by the Instituto Universitário de Évora (Sociology Department).

Alfredo Baptista (Executive Director)

Portuguese, 62 years old

Elected for the first time in 2011. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Director of PT Comunicações since 2004 | Director of TMN since 2008 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from 2006 to 2011 | Chief Executive Officer

of PT Prime, SA from 2000 to 2002 | Vice-Chairman of PT Prime, SA from 1999 to 2000 | General Manager of Negócios Empresariais from 1996 to 1999 | Director of PT Internacional from 1996 to 1997 | Director of Portugal Telecom, SA from 1994 to 1996 | Graduate in Electrotechnical Engineering and Telecommunications by the Instituto Superior Técnico.

Amílcar Carlos Ferreira de Morais Pires (Non-Executive Director)

Portuguese, 52 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Non-Executive Director of Espírito Santo Bank (Florida) until November 2013 | Engaged to Banco Espírito Santo, Finance Department, in 1986 | Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989 | Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, SA from July 1991 to February 1992 | Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Socª until 1995 | Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES | Advisor of the Board of Directors of Banco Espírito Santo, SA, in July 2000 | General Manager of Banco Espírito Santo, SA in March 2003 | Director of Banco Espírito Santo, SA since March 2004 | Graduate in Economy Sciences by Universidade Católica Portuguesa.

Carlos Alves Duarte (Executive Director)

Portuguese, 53 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Vice-Chairman of the Board of Directors of Caixanet — Telemática e Comunicações, SA from April 2006 to December 2012 | Executive Dorector of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from 2008 to 2011 | Chairman of the Bpard of Directors of Tradecom from October 2007 to February 2011 | Chairman of the Board of Directors of PT Sistemas de Informação, SA from May 2006 to April 2011 | Director and Chief Executive Officer of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, SA from July 2003 to March 2008 | Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from May 2003 to February 2009 | Director of BEST — Banco Electrónico de Serviço Total, SA from January 2006 to October 2007 | Chief Executive Officer of Oni Telecom from June 2000 to March 2003 | Chief Executive Officer of Oni Açores from June 2000 to March 2003 | Executive Chairman of EDS Ibéria and General Manager of EDS Portugal from November 1996 to May 2000 | Among other duties, he was General Manager of IBM Global Services Portugal from December 1986 to October 1996 | Chairman of the Board of Directors of Rigorsoft from 1995 to November 1996 | Executive Director of Compensa, SA from 1995 to November 1996 | Graduate in Mechanical Engineering by the Instituto Superior Técnico, post-graduate in Welding Engineering by the ISQ, Master in Marketing Management and Sales by the DS, with several post-graduate courses in the London Business School (United Kingdom), IESE (Spain) and Universidade Católica (Portugal).

Fernando Magalhães Portella (Non-Executive Director)

Brazilian, 62 years old

Elected for the first time in 2012 | Member of the Board of TNL from May 2008 to February 2012 | Managing Chairman of Organização Jaime Câmara from July 2006 to January 2011 | Member of the Advisory Council of Intermédica Sistema de Saúde SA from February 2008 to February 2010 | Graduate

in Agricultural Engineering by Universidade Estadual Paulista (UNESP). Executive MBA by Columbia University. Alumni by Harvard Business School, where he completed the General Management Program and the Corporate Leader Program, both at Harvard Business School.

Francisco T. Pereira Soares (Non-Executive Director)

Portuguese, 64 years old

Elected for the first time in 2006.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Director of Gadsa — Arquivo e Depósito, SA from October 2006 to October 2008 | Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chief Executive Officer of API Capital, Sociedade de Capital de Risco, SA, from January 2003 to October 2004 | Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, SA, from May 2004 to January 2005 | Director of NAER - Novo Aeroporto, SA from 2001 to 2002 | Director and Chief Executive Officer of I.P.E. — Tecnologias de Informação, SGPS SA from 2000 to 2001 | Executive Director of I.P.E. — Investimentos e Participações Empresariais, SA from 1996 to 2000 | Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, SA from 1996 to 2000 | Member of the Board of Ambelis — Agência para a Modernização Económica de Lisboa, SA from 1994 to 1996 | Graduate in Economics by the ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachussetts, USA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachussetts, USA (1981).

Gerald McGowan (Non-Executive Director)

North-American, 67 years old

Elected for the first time in 2003. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Board of Directors of Virginia Center for Innovative Technology from 2004 to 2007 | United States Ambassador to Portugal from 1998 to 2001 | Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997 | Member of the Board of Directors of Virginia Port Authority from 2002 to 2003 | Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994 | Graduate in Law by the Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968).

João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Portuguese, 67 years old

Elected for the first time for the Audit Committee in 2007, and non-executive Director since 1998. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009 | Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and 2008 | Since 2008, Non-Executive Director of EDP Renováveis, SA, of which he is Chairman of the Audit Committee since that same year and Member of the Related Parties Transactions Committee since that same year | Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD from 2011 to 2013 | Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 to 2004 | Director of Soponata — Sociedade Portuguesa de Navios Tanques, SA from 1997 to 2000 | Chairman of the Board of Directors of Soponata — Sociedade Portuguesa de Navios Tanques, SA from 2000 to 2001 | Chief Executive Officer and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997 | Chairman of the Board of Directors of Companhia Portuguesa

Rádio Marconi from 1994 to 1995 | Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, SA from 1991 to 1994 | Chairman of the Board of Directors of TLP — Telefones de Lisboa e Porto, SA from 1989 to 1994 | Graduate in Mechanical Engineering by the Instituto Superior Técnico | Additional Training in Strategic Management and High Business Management (PADE).

Joaquim Aníbal Brito Freixial de Goes (Non-Executive Director)

Portuguese, 47 years old

Elected for the first time in 2000.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from August 2002 to September 2007 | Director of ESDATA, Espírito Santo Data, SGPS SA from August 2002 to September 2007 | Director of Companhia de Seguros Tranquilidade-Vida, SA from 2002 to 2006 | Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, SA from 2000 to 2006 | Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, SA from May 2001 to July 2007 | Manager of the Strategic Marketing Department of Banco Espírito Santo, SA from 1995 to 1999 | Manager of the Strategic Planning and Studies Department of CIMPOR — Cimentos de Portugal, SA from 1994 to 1995 | Senior Consultant at Roland Berger & Partner, Munich, from 1991 to 1993 | Consultant at Roland Berger & Partner, Portugal, from 1989 to 1991 | Graduate in Business Administration and Management | Specialisation in Marketing and Finance, by Universidade Católica Portuguesa | MBA by INSEAD, Fontainebleau.

José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Portuguese, 75 years old

Elected for the first time in 2007. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Tax Consultant | Retired lecturer at the Faculty of Economics of the University of Coimbra | Graduate in Law by University of Coimbra (1960). Complementary Course in Political and Economic Sciences (1961).

Luís Pacheco de Melo (Executive Director)

Portuguese, 47 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chairman of the Board of Directors of CST — Companhia Santomense de Telecomunicações, SARL from March 2011 to October 2013 | Chairman of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, SA from April 2008 to April 2013 | Director of Tele Norte Leste Participações, SA from April 2011 to February 2012 | Member of the Board of Directors of UOL, SA from April 2010 to January 2011 | Chairman of the Board of Directors of PT Contact — Telemarketing e Serviços de Informação, SA from July 2008 to March 2009 | Member of the Board of Directors of Telemig Celular, SA from August 2008 to July 2010 | Member of the Board of Directors of Telemig Celular Participações, SA from August 2008 to November 2009 | Member of the Board of Directors of Vivo Participações, SA from July 2006 to July 2010 | Member of the Board of Directors of Brasilcel from July 2006 to July 2010 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS SA from June 2002 to April 2006 | Chairman of the Board of Directors of Cabo TV Açoreana, SA from December 2004 to October 2007 | Central manager and invited member of the Executive Committee of BES Investimento from 1998 to 2002 | Associate and Director of UBS Warburg from 1994 to 1998 | Graduate in Civil Engineering by Instituto Superior Técnico with an MBA by IESE Barcelona.

Manuel Rosa da Silva (Executive Director)

Portuguese, 46 years old

Elected for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from April 2007 to December 2011 | Director of PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, SA from July 2009 to January 2011 | Director of PT Multimédia — Serviços de Telecomunicação e Multimédia, SGPS SA from April 2006 to October 2007 | Director of PT Comunicações, SA from 2004 to 2006 | Group Director of Corporate Finance in Portugal Telecom, SGPS SA from 2002 to 2003 | Group Director of Investor Relations in Portugal Telecom, SGPS SA from 2002 to 2003 | CFO of PTM.com, Serviços de Acesso à Internet, SGPS SA from 2000 to 2002 | Vice-Chairman of Merill Lynch London | Director of mergers and acquisitions at Morgan Grenfell London | Associate in Investment Banking Associate at SG Warburg London | Consultant at KPMG Consulting London, where he worked with the European Telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America | Graduate in Systems Engineering by the Instituto Superior Técnico de Lisboa.

Maria Helena Vaz de Carvalho Nazaré (Non-Executive Director)

Portuguese, 64 years old

Elected for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chair of the Advisory Board of Fundação Galp Energia from 2010 to 2013 | Chair of the Portuguese Physics Society from 2010 to 2013 | Chair of the Specialised Committee for the Research and Transfer of Knowledge of the Council of Portuguese Universities’ Principals from 2009 to 2013 | Chair of Fundação João Jacinto de Magalhães until 2013 | Member of the Executive Board of Fundação das Universidades Portuguesas until 2013 | Vice-President of the European University Association from 2009 to 2011 | Principal of the University of Aveiro from January 2002 to February 2010 | Chair of the Coordination Committee of the Institutional Evaluation Programme of the European University Association (EUA) | Chair of the College of Health Sciences of the University of Aveiro, between June 2000 and January 2002 | Member of the Board of Directors of Administração do Porto de Aveiro, SA (1999-2000) | Chair of the Columbus Association: network of European and Latin American universities | Coordinator of the University research unit “Física de Semicondutores em Camadas, Optoelectrónica e Sistemas Desordenados” (1996-1999) | Vice-Principal of UA (1991-1998) | Chair of the Research Institute of the University of Aveiro (1995-1998) | Chair of the Executive Board of Fundação João Jacinto de Magalhães (1993—1998) | Member of the Coordination Committee of the International Conference of Defects in Semiconductors (1997) | Vice-Chair of the University of Aveiro Scientific Board (1990-1991) | Chair of the governing board of the Department of Physics (1978-1980; 1986 — 1988) | Graduate in Physics by the Universidade de Lisboa in1972 | Doctor of Philosophy: Solid State Physics, Wheatstone Physics Laboratory, by King’s College London, University of London, in 1978 | PhD in Physics — speciality of solid state physics, University of Aveiro in 1979 | “Agregação” in Physics — University of Aveiro in 1987.

Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Portuguese, 66 years old

Elected for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Since 1971, and for approximately twelve years following his graduation/completing his degree, he worked in one of the biggest international auditing and management consulting firms (Arthur Andersen & Co.), where he coordinated the audit and tax consulting department | Since January 1983 and for about four years, he worked as Permanent Consultant — Advisor to the Board of Directors of an important metal-electromechanical engineering company, particularly in issues relating to the improvement of its management information systems and operations control | From January 1974 to March 2009 he was Auditor of several industrial, commercial and service companies of a relevant dimension and importance either at a national or an international level and acquired experience in the performance of these activities in a public institute, as well as in the telecommunications, insurance, banking and capital market sectors | He currently takes part in the Registration Committee of the Association of Chartered Certified Accountants (OROC), with which he has also collaborated, as a Controller-Rapporteur, in the implementation of Quality Control Programmes in respect to the work of auditors and chartered accountant | In the OROC, he has participated for several years in the Internship Professional Training Committees, and he has also held the position of Chairman of the Technical Committee on Insurance Companies, with a relevant intervention in the drafting of Auditing Guideline 830 — Review of Financial and Statistical Elements of Insurance Companies and Pension Funds Management Companies | Between mid-1985 and 2001, he worked as Assistente Convidado in the ISEG, where he lectured Auditing | He prepared an Auditing Manual and Course within both his academic activities and trainings he performed for clients and other interested people. Upon by the Technical and Training Committee of OROC, he also conducted several trainings both for the preparation of candidates for their admission to the OROC and for the update of already registered members OROC | Graduate in Finance by ISEG (1971).

Milton Almicar Silva Vargas (Non-Executive Director)

Brazilian, 57 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Effective member of the Board of Directors of Fleury SA from July 2009 to April 2013 | Effective member of the Board of Directors of Banco Espírito Santo (BES) — Portugal from July 2012 to April 2013 | Statutory Departamental Director, from December 1997 to March 2000, Executive Director, from March 2000 to March 2002, and Executive Vice-Chairman of Banco Bradesco, SA, from March 2002 to June 2009 | He was also a member of the management bodies of the other companies of the Grupo Bradesco | He was a Member of the managing body and Managing Director of Fundação Bradesco, Member of the Board of Directors and Managing Director of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (FIMADEN), Member of the Board of Directors of the Investor Relations Brazilian Institute — IBRI, Effective Member of the Supervisory Board of Fundo Garantidor de Créditos — FGC, Member of the Board of Directors of the Brazilian Association of Public Companies — ABRASCA, Member of the Auto Regulation Board of FEBRABAN, and Bradesco representative in the Managing Board of the Instituto Brasileiro de Pesquisas Contábeis, Atuariais e Financeiras — IPECAFI | Member of the Board of Directors of CPMBráxis from July 2009 to July 2012 | Graduate in Business Administration by UNIFIEO — Centro Universitário FIEO, Osasco.

Nuno Rocha dos Santos de Almeida e Vasconcellos (Non-Executive Director)

Portuguese, 49 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chairman of the Board of Directors of Rocksun, SA from 2008 to 2012 | Member of the General Council of ISCTE from 2009 to 2011 | Member of the Board of Automóvel Clube de Portugal from 2007 to 2011 | Managing Partner in Portugal for consulting field of Heidrick & Struggles from 1995 to 2006 | Member of the Compensation Committee of a banking entity until 2007 | Manager of Andersen

Consulting (currently Accenture) from 1987 to 1995 | Graduate in Business Administration by the Curry College, Boston.

Otávio Marques de Azevedo (Non-Executive Director)

Brazilian, 62 years old

Elected for the first time in 2011. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chairman of the Consultive Council of Anatel between 2001 and 2002 | Graduate in Electric Engineering by Universidade Católica de Minas Gerais and Economic Engineering by Universidade Federal de Minas Gerais. Post-graduation in Strategic Planning by Fundação Getúlio Vargas.

Paulo José Lopes Varela (Non-Executive Director)

Portuguese, 45 years old

Elected for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | For long related to Grupo Visabeira (where he started performing his duties in 1992 in Portugal), he lived between 1995 and 2006 in Mozambique and Angola, where, in his capacity as Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola, he was responsible for the institutional representation of the Group, general coordination of the activities of the Grupo Visabeira’s subsidiaries in such countries, representation of the shareholder Grupo Visabeira in the management bodies of its subsidiaries and planning and strategy definition of the Group’s businesses, including its integrated financial management | In 2002, he was appointed Vice-Chairman of Grupo Visabeira, SGPS, SA | In 2008, he was appointed Chairman of the Board of Directors of Visabeira Global SGPS SA | In November 2009, he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, SA | Graduate in Law by the Faculdade de Direito, Universidade de Coimbra, with several post-graduations in Management and Business Administration.

Pedro Leitão (Executive Director)

Portuguese, 43 years old

Elected for the first time in 2011. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Non-Executive Director of Páginas Amarelas, SA from November 2007 to October 2012 | Director of Tele Norte Leste Participações, SA from April 2011 to February 2012 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from September 2007 to December 2011 | Director of PT Multimédia, SGPS SA from 2004 to 2007 | Director of TV Cabo Portugal, SA from 2004 to 2007  |  Director of PT Conteúdos, SGPS SA from 2004 to 2007  |  Director of Lusomundo Audiovisuais, SA from 2004 to 2007  |  Managing Director of PTM.com, SGPS SA from 2002 to 2004  |  Managing Director of Telepac, SA from 2002 to 2004  | Managing Director of Saber e Lazer, SA from 2002 to 2004  |  Graduate in Business Management by Universidade Católica Portuguesa | MBA by Kellogg School of Management — Northwestern University (USA).

Rafael Luís Mora Funes (Non-Executive Director)

Spanish, 48 years old

Elected for the first time in 2007. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Sustainability and Governance Committee of the Millenium BCP Group until 2007 | Graduate in Economics and Management by Málaga University.

Shakhaf Wine (Executive Director)

Brazilian, 44 years old

Elected for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Board of Directors of Tele Norte Leste Participações, SA from April 2011 to February 2012 | Vice-Chairman of the Board of Brasilcel NV, Chairman of the Control Committee of Brasilcel N.V. and Vice-Chairman of the Board of Directors of Vivo Participações SA up to September 2010 | Member of the Board of Directors of Universo Online SA up to January 2011 | Chairman of the Board of Directors of Mobitel, SA up to June 2011 | Member of the Board of Directors of PT Investimentos Internacionais — Consultoria Internacional, SA from May 2006 to March 2009 | Member of the Board of Directors of PT Participações, SGPS SA from March 2008 to March 2009 | Member of the Board of Directors of PT Móveis — Serviços de  Telecomunicações, SGPS SA from May 2006 to March 2009 | Member of the Board of Directors of PT Ventures, SGPS SA from May 2006 to March 2009 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, SA from March 2004 to October 2006 | Member of the Board of Directors of Tele Sudeste Celular Participações, SA from March 2004 to February 2006 | Member of the Board of Directors of Tele Leste Participações SA from July 2005 to February 2006 | Member of the Board of Directors of Celular CRT Participações SA from March 2004 to February 2006 | Member of the Board of Directors of Banco1.net SA from April 2003 to July 2004 | Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 to November 2007 | Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003 | Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998 | Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993 | Graduate in Economics by PUC, Pontifícia Universidade Católica of Rio de Janeiro.

APPENDIX II

United States rules applicable to PT, as a Foreign Private Issuer

As a foreign private issuer listed on the New York Stock Exchange (“NYSE”), PT is subject to the following set of mandatory corporate governance rules, which are fully complied with by PT:

•                       The following provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)(2), as well as the rules approved by the U.S. Securities and Exchange Commission (“SEC”) implementing such provisions(3) (both SOX and SEC rules and regulations are fully complied with by PT):

Sarbanes-Oxley Act

Sections 201 and 202	Prohibition of rendering of certain non-audit services by auditors and prior approval of audit services.

Section 203	Rotation of the audit partner.

Section 204	Auditor’s report to the audit committee.

Section 206

Prohibition on engaging as auditor any firm for which certain of the issuer’s officers (CEO, Controller, CFO, Chief Accounting Officer or any person otherwise in a financial reporting oversight role with the issuer) was an employee and participated in the issuer’s audit in the preceding year.

Section 301	Standards relating to audit committees (including independence).

Sections 302 and 906	Certification of Form 20-F by the CEO and CFO.

Section 303	Prohibition of exercising improper influence on audits by directors and officers or any other person acting under their direction.

Section 304	CEO and CFO disgorgement of incentive compensation following restatement of financial reports.

Section 306	Prohibition of certain transactions by insiders during certain blackout periods.

Section 307	Professional liability and reporting duties by the issuer’s attorneys regarding potential breaches of securities laws and fiduciary duties.

Section 402	Prohibition on issuer loans to directors and executive officers.

Section 406	Disclosure of whether or not the issuer has a code of ethics (and if not, why not) and of any amendments or waivers to said code of ethics.

(2)  Available at http://pcaobus.org/About/History/Documents/PDFs/Sarbanes_Oxley_Act_of_2002.pdf.

(3)  Available at http://www.sec.gov.

Sarbanes-Oxley Act

Section 407	Disclosure of whether the issuer has an audit committee financial expert (and if not, why not).

•                       In addition, the Company is subject to the following rules provided for in Section 303A on Corporate Governance Standards of the NYSE Listed Company Manual (“the Manual”)(4), which are fully complied with by PT:

Section 303A

Mandatory rules

Listed foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Section 303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (“Rule 10A-3”).

Section 303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Section 303A.12(b)	The CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with the applicable rules set forth in Section 303A.

Section 303A.12(c)

The listed company is required to submit to the NYSE an executed annual Written Affirmation, as well as an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

•                       Pursuant to Section 301 of SOX and of Section 303A.06 of the Manual, PT shall comply with Rule 10A-3 on listing standards relating to audit committees approved by SEC(5).

•                       In this context, the Company has established an audit committee in full compliance with the following provisions set forth in Rule 10A-3 (opting out of the exemptions foreseen therein for foreign private issuers):

Rule 10A-3	Standards applicable to the audit committee
Paragraph (b)(1)(i)	Each of the audit committee members shall be independent and comprise the issuer’s board of directors.

Paragraph (b)(1)(ii)	In order to be deemed as independent, the audit committee member shall not, unless in his/her capacity as a member of the audit committee, of the board of directors or of any other board committee:

(4)  Available at: http://nysemanual.nyse.com/lcm/.

(5)  Available at: http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=e891245b9c0e3dea7691375ca8882ab6&rgn=div8&view=text&node=17:3.0.1.1.1.1.67.107&idno=17.

Rule 10A-3	Standards applicable to the audit committee

(a)         Accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, unless otherwise provided in the exceptional situations foreseen in this Rule; or

(b)         Be an affiliated person, as defined in this Rule, of the issuer or any subsidiary thereof.

Paragraphs (b)(2) and(3)

The audit committee is directly responsible for:

(a)         The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and each such registered public accounting firm must report directly to the audit committee;

(b)         Establishing procedures for the (i) receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential and anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Paragraphs (b)(4) and (5)	Autonomy in the engagement of advisors and the provision of funding to the audit committee.

APPENDIX III

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2013 financial year

Whereas:

1.                  Under Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”), the management body or the remuneration committee, when there is one, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.                  In its turn, CMVM Recommendation no. II.1.5.2 of the Corporate Governance Code approved by the Portuguese Securities Market Commission in January 2010 (“CMVM Governance Code”) recommends the submission of a statement on the remuneration policy of the management and supervisory bodies to the Annual General Meeting of shareholders for its consideration, together with a set of additional elements;

3.                  As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for providing and presenting its opinion to the Compensation Committee on the annual statement on the remuneration policy;

4.                  The current statement was prepared by the Compensation Committee elected at the General Meeting of shareholders held on 27 April 2012 and describes the remuneration policy of the members of PT SGPS corporate bodies applicable to the 2012-2014 term of office.

Pursuant to the Law on Remunerations and to CMVM Recommendation no. II.1.5.2, the Compensation Committee of PT SGPS hereby submits to the approval of the Annual General Meeting of shareholders the following statement on the remuneration policy of the management and supervisory bodies applicable to the 2012-2014 term of office, which includes the following models drawn up and implemented in line with the best national and international practices:

I.                Remuneration policy of non-executive Directors, including the members of the Audit Committee:

The compensation of non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of a fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets. Such compensation is aligned with the average compensation earned by non-executive directors of PSI-20 companies, according to the benchmarking study prepared by an independent entity and taken into consideration by the Compensation Committee.

This fixed compensation takes into account the fact that some Directors also perform functions in certain internal committees assisting the Board of Directors in its supervisory functions, as well as the performance of own powers not subject to delegation. In particular, the Chairman of any internal committee of the Board (who does not also discharge the functions of Chairman of the Board of Directors, of the Executive Committee or of the Audit Committee), as well as the members who are part of more than one internal committee, receive a supplement corresponding to twice the remuneration of a Member.

Accordingly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert Member of the Audit Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), notably those set forth in the Sarbanes-Oxley Act and the regulations of the Securities and Exchange Commission and of the NYSE.

The remuneration of the Chairman of the Board of Directors of PT SGPS corresponds to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and does not include a variable component. This fact does not preclude, however, the capacity recognised to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the granting of a special bonus to the Chairman of the Board of Directors at the end of the term of office, taking into account the performance evaluation of his functions (notably as regards his by-law powers), without being subject, however, to the performance of the Company.  This is intended to cause that none of the non-executive directors, the Chairman of the Board of Directors included, have any portion of their remuneration subject to compliance with pre-determined goals, in order to avoid affecting their independence vis-à-vis the executive management.

In this way, in line with CMVM Recommendation no. II.1.5.1, although this remuneration policy is drawn up in view of allowing an alignment with the Company’s interests and a remuneration level promoting a suitable performance, no variable remuneration is foreseen for the non-executive members of the management body nor for the members of the supervisory body (without prejudice to the possibility of granting a bonus to the Chairman of the Board of Directors, in the terms described in the previous paragraph).

II.           Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short- and medium-term performance of PT SGPS, as well as referential examples from comparable companies in the sector in Europe. The amounts earned by the members of the Executive Committee under this policy remunerate their function performance in PT SGPS and in its 100% held subsidiaries during each financial year.

The remuneration of executive Directors is composed of a fixed portion and a variable portion as described hereinafter.

a.             Fixed remuneration:

The value of the fixed remuneration of executive Directors for the 2012-2014 term of office was determined taking into account a benchmarking study prepared in 2012 extended to listed companies in the main financial centres. Such study considered companies integrating the PSI-20 and also companies integrating the IBEX 35; CAC40 and DJ Eurostoxx 50, apart from European companies comparable to PT SGPS.

b.             Variable remuneration:

In determining the variable component of executive members of the Board of Directors for the 2012-2014 term of office it was further taken into consideration that, during the 2011 financial year, the remuneration policy in force up to that time had been changed in order to include the modifications that had occurred at law and regulation and recommendation levels, and it was decided that such changes needed to remain.

Within the context of such changes, it was decided that the variable remuneration model (the components of which were referred to, as from 2011, as annual variable remuneration and medium-term variable remuneration) should be simplified by establishing, starting from 2012, a single variable remuneration allocated each year while maintaining the verification of the Company’s sustainability levels implied in the option to defer the payment of 50% of the variable remuneration for a three-year period, subject to a positive performance by the Company under pre-defined conditions. In this way, a link was kept between the variable remuneration and the pursuance of medium- and long-term goals of the Company in accordance with the best practices at national and international levels.

The variable remuneration of executive Directors is dependent on the pursuing of the pre-determined goals, and it may amount up to 160% of the fixed remuneration (50% of which is to be deferred for a three-year period as described hereinafter) in the event of a 100% pre-determined goal achievement, in line with the values established under the remuneration policy of the previous term of office.

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and Company’s interests, in accordance with CMVM Recommendation no. II.1.5.1:

•                  Pursuing and achieving goals through the quality, work capacity, dedication and business know-how;

•                  A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•                  Implementing a professionalised management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable goals on a short- and medium-long-term basis, thus considering the evolution on the performance of the Company and of the Group;

•                  Developing a market-oriented culture in line with its best practices, measured to the extent possible by a comparison of the Company’s performance towards its goals vis-à-vis a benchmarking of its (national and international) reference market;

•                  Pursuing a high standard in the Company’s management, through a set of entrepreneurial reference practices allowing the Company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions is being implemented.

Currently, there is neither share allotment nor stock option plans in force in the Company.

The assessment of the performance of the Group’s executive Directors was indexed to the achievement of goals at Group level.

The variable remuneration to be allocated for the performance of the year is determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of achievement of a set of indicators connected to the performance and sustainability of the

Company, provided that at least 85% of the goals established for each such indicator must be achieved.

The performance evaluation is made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT share, including not only the trading price variation but also any payments made (dividend);

•                  The global earnings of the PT Group;

•                  The overall EBITDA — CAPEX of the PT Group;

•                  PT’s sustainability index (using the Dow Jones Sustainability Index methodology); and

•                  The achievement of the strategic goals at national and international levels.

In each year of the current term of office, only 50% of the variable remuneration determined in the relevant year will be paid in cash by the Company, and the payment of the remaining 50% will be deferred for a three-year period. The payment of such variable remuneration to each member of the Executive Committee will be subject to the condition of the Company’s positive performance — deemed as such by the Evaluation Committee — during the deferment period not being confirmedly affected as a direct result of the conduct of the Director concerned. In verifying the Company’s positive performance during the relevant period, the Evaluation Committee shall take into account any indicators as eventually defined, the financial sustainability, the economic context of the Company, as well as of the sector where it is inserted, apart from exceptional factors out of the management’s control that might affect the performance of the Company.

The Company’s performance indicators to be considered for these purposes are as follows:

•                  Cash flow generation along the period in question as measured by the EBIDTA-Capex metrical scanning must be positive;

•                  The net worth for the n+3 financial year, any extraordinary movements occurred after the end of the n financial year excluded, upon deduction, for each financial year, of a sum corresponding to a 40% pay-out over the net profit stricken in the consolidated accounts for each financial year of the deferment period (regardless of the actual pay-out) must exceed the net worth stricken at the end of the n financial year.

The following, inter alia, are deemed extraordinary movements in the period between the n financial year and n+3 financial year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividend or any other form of shareholder remuneration, annual pay-out other than 40% of the consolidated result for the relevant year or other movements that while affecting the net worth do not result from Company operational results (including actuarial profits and losses and capital conversion adjustments).

The net worth for the n+3 financial year should be stricken on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

In the event the executive Director terminates his office, for any reason whatsoever, the payment of the variable remuneration amounts determined and deferred will be made at the time of termination of the management relationship, provided that the Company’s positive performance — deemed as such by the Evaluation Committee under the terms above mentioned — up to such time is not confirmedly affected as a direct result of the conduct of the Director concerned.

After the determination the variable remuneration according to such methodology, the Compensation Committee may increase or reduce in no more than 10% the variable remuneration of the CEO and the members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and the CEO, respectively. In any case, and even if the level of pursuance of pre-determined goals exceeds 100%, the amount of the variable remuneration will not exceed in over 12.5% the variable remuneration corresponding to 100% goal pursuance added by the said grossing up.

c.              Alignment of Directors’ interests with Company’s interests

As results from all the above, the variable remuneration of PT SGPS’ executive Directors is subject to their performance, as well as to the sustainability and ability to achieve certain strategic goals of the Group.

The current remuneration policy further allows, as confirmed on the above mentioned benchmarking study, for a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration, as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged to contribute to: (i) optimise the long-term performance and discourage excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

1)                 The Directors shall not enter into agreements either with the Company or with any third party that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

2)                 An unsuitable performance may affect the level of compliance with the above mentioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)                 In the event of removal or agreed termination of the management relationship, no compensation will be paid to the Directors if the same is confirmedly due to their unsuitable performance.

d.             Payments related to removal or agreed termination of director functions

The Company has no defined general policy on payments related to removal or agreed termination of director functions. However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

III.      Remuneration policy of the Chartered Accountant:

The Company’s Chartered Accountant is remunerated in accordance with the usual remuneration practices and conditions for similar services, further to its services’ agreement and the proposal of the Company’s Audit Committee.

The Compensation Committee of PT SGPS

APPENDIX IV

Code of Ethics

The PT Group’s Code of Ethics, as revised on December 2013, applies to all employees of the PT Group in order to guarantee a set of common ethical standards for all the PT Group’s companies. Its update and implementation are permanently monitored by the Corporate Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate the PT Group’s culture, which should preside over the professional conduct of all those who work at its companies, and imposes its disclosure with investors, customers, suppliers, regulatory authorities and competitors.

The frameworking values for the principles and conduct rules in the PT Group Code of Ethics, as best described therein, consist notably in the following:

•                       Protecting all shareholder rights and interests, and safeguarding and increasing the worth of the assets of the companies incorporating the PT Group;

•                       Observing the duties of loyalty and confidentiality, and ensuring the principle of accountability by all PT Group’s employees;

•                       Good governance of the PT Group companies;

•                       Scrupulously complying with all laws and regulations applicable to the various PT Group businesses;

•                       Settling any conflicts of interest, and submission of the PT Group’s employees to all pertinent limits as to economic transactions;

•                       Institutionally and individually observing high integrity, loyalty and honesty standards, both in relations with investors, customers and regulatory authorities, and in inter-personal relations between PT Group employees;

•                       Good faith in any negotiation, observing the social and environmental responsibility commitments, and scrupulously complying with contractual obligations vis-à-vis all customers and suppliers;

•                       Observing vigorous, loyal competition practices;

•                       Acknowledging the principles of equal opportunities, individual merit and need for respecting and appreciating human dignity in professional relations;

•                       Fairness and equal treatment, ensuring non-discrimination by reason of race, gender, age, sexual orientation, faith, marital status, physical deficiency, political orientation or opinions of whatever nature, ethnical or social or birth origin;

•                       Guaranteeing safety and well-being at work;

•                       Social and environmental responsibility with the communities where the PT Group’s corporate businesses are carried out.

The full text of the PT Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Senior Financial Officers

PT’s Board of Directors has approved the “Code of Ethics for Senior Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets in connection with any one of the entities that composes the Group.

The Code of Ethics for Senior Financial Officers reinforces the principles of honesty and answerability and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the rules applicable to the PT Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees through the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions

In order to fulfil the legal and regulatory requirements applicable to the Company concerning Officer Transactions and Transactions with Related Party, PT has adopted a set of procedures aiming at fully complying with such rules.

a)  Group Officer Transactions

In 2006, the PT Group’s officer transactions were regulated through a Regulation on the PT Group’s Officer Transactions, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendment implemented by Decree-Law no. 52/2006 of 15 March 2006 to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under the applicable legal and regulatory rules in order to complete the system of rules on Corporate Governance and good conduct practices that were already implemented by PT in order to strengthen market abuse prevention.

However, in 2008, the Company thought it should revise such document to adjust its rules to the new conditions and to expedite the insertion of data in the database implemented by the Securities Market Commission for this purpose. In particular, it was taken into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, specially the spin-off of its subsidiary PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA (currently, ZON Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA).

In this way, such amendment implements the means for compliance with the legal obligations of communication, by the PT Group officers, of the transactions carried out with their participation.

Corporate officers’ transactions are disclosed on the CMVM Information Disclosure System as provided for under the applicable laws and regulations.

b) Related Party Transactions

The Company has in force, since 2006, a Regulation on Transactions with Related Parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (i) permitting PT’s financial statements to evidence, if and where applicable, the possibility that the Company’s financial position and results are affected by the existence of related parties and by transactions and pending balances for the same; and (ii) safeguarding PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Portuguese Securities Commission (CMVM) and SEC regulations.

In December 2009 and December 2010, the Regulation on transactions with related parties was subject to modifications essentially aimed at adjusting it to the amendment made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as at adopting the best market practices on this matter.

Within this framework, the most significant modification consisted in providing for rules for a prior assessment by the Audit Committee of the execution of certain related party transactions, where some material requirements as described on the Regulation are met.

In this way and in short, the execution by the PT Group of any transaction with related parties the aggregate amount of which per party is in excess of 100,000 Euros per quarter is now subject to a prior favourable opinion by the Audit Committee. Furthermore, transactions with shareholders of a qualified holding or with special voting rights, with their relatives or with entities in a relationship as provided for under article 20 of the Portuguese Securities Code with the said shareholders or relatives, the aggregate amount of which exceeds 1,000,000 Euros per year are subject to approval by PT’s Board of Directors. The Audit Committee’s opinion shall confirm that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to agreed terms and conditions.

Transactions with directors either of PT or its subsidiaries, irrespectively of the amount involved, are also subject to the prior approval by the relevant Board of Directors, upon favourable opinion by their respective corporate supervisory body, as provided for under article 397 of the Portuguese Companies Code.

Transactions with related parties are identified as established by law and are disclosed in the annual, interim and quarterly financial information.

Sustainable Development and Social Responsibility Policy

PT’s corporate sustainability and social responsibility strategy is integrated in a consistent and transverse way within the PT Group and is based on the development and monitoring of a vast combination of practices and procedures at three main levels: economic, environmental and social. For such reason, PT has defined as its strategic goal to become a sustainability benchmark in Portugal and in the countries where PT operates.

Within this framework, PT is a signatory of and actively participates in a number of international organisations connected to the advancement of the best practices leading to sustainable development. PT is a signatory of the sustainability principles of the United Nations Global Compact, the Social Responsibility charter of the Union Network International, the sustainability charter of ETNO — European Telecommunications Network Operators Association, and is a member of the Business Council for Sustainable Development of Portugal (BCSD Portugal).

The sustainability report is published each year, simultaneously with the consolidated report and accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is audited by an independent external entity. This document outlines the practices and economic, social and environmental references that allow the performance of the Company to be highlighted in a three-dimensional sustainability perspective, as well as the commitments undertaken by PT towards its stakeholders.

It should also be mentioned that, in September 2010, PT was incorporated in the Dow Jones Sustainability World Index in the telecommunications sector, with growing performances, and it is among the five leading telecommunications companies worldwide. The Dow Jones Sustainability Index is one of the most prestigious indices worldwide, which analyses the performance of companies listed on the New York Stock Exchange in terms of sustainability, and it is considered a reference by analysts and investors. Currently, Portugal Telecom is present in the most important sustainability indices in the world, i.e. the Dow Jones Sustainability Index and FTSE4Good, of which it is a part since 2005.

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud Services

Delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model,  offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards adopted as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3 Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G

4 Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Board of Directors

Chairman	CEO	Non-executive officers
Henrique Granadeiro	Henrique Granadeiro	Amílcar Carlos Ferreira de Morais Pires
	Executive officers	Fernando Magalhães Portella
	Luís Pacheco de Melo	Francisco Teixeira Pereira Soares
	Alfredo José Silva de Oliveira Baptista	Gerald Stephen McGowan
	Carlos Alves Duarte	João Manuel de Mello Franco
	Manuel Rosa da Silva	Joaquim Aníbal Brito Freixial de Goes
	Pedro Humberto Monteiro Durão Leitão	José Guilherme Xavier de Basto
	Shakhaf Wine	Maria Helena Nazaré
Mário João de Matos Gomes
Milton Almicar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos
Otávio Marques de Azevedo
Paulo José Lopes Varela
Rafael Luís Mora Funes

Key figures

Portuguese operating data

	2013	2012	y.o.y
Fixed retail accesses (‘000)	5,158	5,052	2.1%
PSTN/ISDN	2,549	2,604	(2.1)%
Broadband customers	1,294	1,225	5.6%
Pay-TV customers	1,315	1,223	7.5%
Mobile Customers (‘000)	7,896	7,598	3.9%
Postpaid	2,925	2,469	18.5%
Prepaid	4,971	5,129	(3.1)%
Net additions (‘000)
Fixed retail accesses	105	257	(59.1)%
PSTN/ISDN	(55)	(43)	(27.6)%
Broadband customers	69	119	(42.1)%
Pay-TV customers	91	181	(49.6)%
Mobile Customers	298	154	93.3%
Postpaid	456	91	n.m.
Prepaid	(158)	63	n.m.
Data as % of mobile service revenues (%)	36.5	32.6	3.9pp

Residential operating data

	2013	2012	y.o.y
Fixed retail accesses (‘000)	3,892	3,841	1.3%
PSTN/ISDN	1,665	1,692	(1.6)%
Broadband customers	1,049	1,015	3.3%
Pay-TV customers	1,179	1,135	3.8%
Unique customers	1,842	1,881	(2.1)%
Net additions (‘000)
Fixed retail accesses	51	284	(82.2)%
PSTN/ISDN	(27)	18	(252.2)%
Broadband customers	34	104	(67.4)%
Pay-TV customers	44	162	(73.1)%
ARPU (Euro)	31.7	31.6	0.3%
Non-voice revenues as % of revenues (%)	66.0	63.4	2.5pp

Personal operating data

	2013	2012	y.o.y
Mobile Customers (‘000)	6,330	6,024	5.1%
Postpaid	1,533	1,093	40.2%
Prepaid	4,797	4,931	(2.7)%
Net additions (‘000)	306	92	233.2%
Postpaid	440	30	n.m.
Prepaid	(133)	62	n.m.
MOU (minutes)	98	93	5.4%
ARPU (Euro)	7.6	8.7	(12.5)%
Customer	7.1	8.0	(10.9)%
Interconnection	0.5	0.7	(30.5)%
SARC (Euro)	24.6	27.9	(11.6)%
Data as % of service revenues (%)	35.8	33.2	2.6pp

Enterprise operating data

	2013	2012	y.o.y
Fixed retail accesses (‘000)	1,077	1,019	5.8%
PSTN/ISDN	701	725	(3.3)%
Broadband customers	242	207	16.9%
Pay-TV customers	134	86	54.9%
Retail RGU per access	1.54	1.41	9.3%
Mobile Customers (‘000)	1,516	1,514	0.2%
Net additions (‘000)
Fixed retail accesses	59	(68)	186.0%
PSTN/ISDN	(24)	(101)	76.6%
Broadband customers	35	15	137.6%
Pay-TV customers	47	18	158.7%
Mobile Customers	2	69	(96.6)%
ARPU (Euro)	21.3	23.8	(10.7)%
Non-voice revenues as % of revenues (%)	54.4	50.3	4.1pp

Oi operating data

	2013	2012	y.o.y
Residential RGUs (‘000)	17,837	18,337	(2.7)%
Fixed lines	11,750	12,478	(5.8)%
Fixed broadband	5,258	5,102	3.1%
Pay-TV	829	757	9.5%
Personal Mobility RGUs (‘000)	47,727	46,305	3.1%
Prepaid customers	41,019	39,832	3.0%
Postpaid customers + Oi controle	6,708	6,472	3.6%
Corporate / SMEs RGUs (‘000)	8,246	8,971	(8.1)%
Fixed lines	5,105	5,422	(5.8)%
Broadband	630	594	6.1%
Mobile	2,511	2,955	(15.0)%
Other (‘000)	655	727	(9.9)%
RGUs (‘000)	74,466	74,339	0.2%

Addicional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 31 December 2013, comprised 896,512,500 shares with a par value of 3 euro cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. At the end of 2013, there were 33,576,185 ADRs registered on the same date, representing 3.7% of PT’s total share capital.

As at 31 December 2013, PT held for accounting purposes 41,409,495 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 20,769,495 own shares held through the 23.2% stake in PT’s 89,651,205 shares acquired by Oi. As at 31 December 2013, PT’s total number of shares outstanding was 855,103,005.

Stock market data

	2013	2012
As at 31 December
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	855,103,005	855,028,595
Price (Euro)	3.160	3.749
Market capitalisation (Euro million)	2,833	3,361
Gross dividend per share (Euro)	0.100	0.325
Dividend yield	2.9%	8.6%
Net Income (Euro million)	331	226
Pay-out-ratio	25.8%	123.0%
Price / transactions
High (Euro)	4.430	4.550
Low (Euro)	2.710	3.054
Average (Euro)	3.483	3.797
Volume (million of shares)	1,414	872
Traded Value (Euro million)	4,881	3,289
Performance
Portugal Telecom	(15.7)%	(15.7)%
PSI-20	16.0%	2.9%
Stoxx Telecom Europe	32.1%	(10.7)%

Addicional information to shareholders

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000